

18 E. Dover Street
Easton, Maryland 21601

Dear Fellow Shareholder:

It is my pleasure to invite you to join us at the 2024 Annual Meeting of Shareholders (our "Annual Meeting") of Shore Bancshares, Inc. (the "Company") to be held online via a live audio webcast at 9:30 a.m., Eastern Time, on Thursday, May 30, 2024. You will be able to attend the Annual Meeting by visiting *www.virtualshareholdermeeting.com/SHBI2024.* We encourage shareholders to log in to the website and access the webcast approximately 15 minutes before the Annual Meeting starts at 9:30 a.m., Eastern Time. Shareholders will be able to listen, vote and submit questions during the virtual Annual Meeting.

In order to simply and effectively explain the matters to be addressed at our Annual Meeting, we have included a Proxy Statement Summary starting on page 1 that highlights the detailed information included in the Proxy Statement. We have also included a Compensation Discussion and Analysis that begins on page 27, which discusses how our executives' pay is linked to our performance and clearly explains our executive compensation philosophy and practices. We, together with our Board of Directors (the "Board"), feel that it is important to provide you with the information you are looking for in a way that is easy to understand.

At this year's Annual Meeting, we will vote on the election of four Class III directors to serve for a three-year term ending at the 2027 annual meeting of shareholders and the adoption of a non-binding advisory resolution approving the compensation of the Company's named executive officers. In addition, we will transact any other business that may properly come before the Annual Meeting and at any adjournments or postponements thereof. The Board is not aware of any other business that will be presented for consideration at the Annual Meeting.

We are distributing our proxy materials to shareholders via the internet under the "Notice and Access" rules of the U.S. Securities and Exchange Commission. We believe this expedites shareholders' receipt of proxy materials, lowers the annual meeting costs and conserves natural resources. As a result, we are mailing to many shareholders a Notice of Internet Availability of Proxy Materials ("Notice"), rather than a paper copy of the Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2023. The Notice contains instructions on how to access the proxy materials online, vote online and obtain, if desired, a paper copy of our proxy materials.

Your vote is very important. I encourage you to sign and return your proxy card, or use telephone or Internet voting prior to the Annual Meeting, so that your shares of common stock will be represented and voted at the Annual Meeting even if you cannot attend.

April 16, 2024

Sincerely,

James M. Burke
President and Chief Executive Officer

Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual Meeting of Shareholders to be Held on May 30, 2024:

The Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2023 are available at:
https://shorebancshares.q4ir.com/documents/default.aspx

Information on this website, other than the Proxy Statement, is not a part of the enclosed Proxy Statement.



18 E. Dover Street
Easton, Maryland 21601

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2024 Annual Meeting of Shareholders (our "Annual Meeting") of Shore Bancshares, Inc. (the "Company") will be held online this year via a live audio webcast at 9:30 a.m., Eastern Time, on Thursday, May 30, 2024, for the following purposes:

1. To elect four Class III directors to serve for a three-year term ending at the 2027 annual meeting of shareholders.

2. To adopt a non-binding advisory resolution approving the compensation of the Company's named executive officers.

The Board of Directors (the "Board") is not aware of any other business that will be presented for consideration at the Annual Meeting. If any other matters should be properly presented at the Annual Meeting or any adjournments or postponements of the Annual Meeting for action by shareholders, the persons named in the form of proxy will vote the proxy in accordance with their best judgment on that matter.

The Board recommends that you vote "**FOR**" each of the director nominees and "**FOR**" proposal 2.

Only shareholders of record as of the close of business on April 2, 2024 are entitled to receive notice of, to attend and to vote at the Annual Meeting. If you are a beneficial owner as of that date, you will receive communications from your broker, bank or other nominee about the Annual Meeting and how to direct the vote of your shares, and you are welcome to attend the Annual Meeting, all as described in more detail in the Proxy Statement Summary section of the attached Proxy Statement. Additional information regarding the admission policy and procedures for attending the virtual Annual Meeting are also described more fully in the accompanying Proxy Statement.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on May 30, 2024. The Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2023, is available on our corporate website at https://shorebancshares.q4ir.com/documents/default.aspx.

By Order of the Board of Directors,

[signature]

Andrea E. Colender
Secretary and Chief Legal Officer
April 16, 2024

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TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This summary highlights information about Shore Bancshares, Inc. (the "Company," "we," "our" or "us") and certain information contained elsewhere in this proxy statement for the Shore Bancshares, Inc. 2024 Annual Meeting of Shareholders (the "Annual Meeting"). This summary does not contain all of the information that you should consider in voting your shares, and you should read the entire Definitive Proxy Statement ("Proxy Statement") carefully before voting. This Proxy Statement and the form of proxy are first being sent to shareholders on or about April 16, 2024.

Annual Meeting Information

Time and Date
9:30 a.m., May 30, 2024

Record Date
April 2, 2024

Place
The Annual Meeting will be completely virtual and held via a live audio webcast. You will be able to attend the Annual Meeting by visiting *www.virtualshareholdermeeting.com/SHBI2024*. We encourage shareholders to log in to the website and access the webcast approximately 15 minutes before the Annual Meeting starts at 9:30 a.m., Eastern Time.

Number of Common Shares
Eligible to Vote at the Annual Meeting as of the Record Date
33,210,522

Voting Agenda and Board Recommendations

Voting Agenda	Board Recommendation	For More Information, See Page
Proposal 1 – Election of Directors	FOR each nominee	8
Proposal 2 – Advisory Vote on the Compensation of our Named Executive Officers	FOR	45

Instructions for the Virtual Annual Meeting

This year our Annual Meeting will be a completely virtual meeting. There will be no physical meeting location. The meeting will only be conducted via live audio webcast. We have adopted a virtual format for the Annual Meeting to make participation accessible for shareholders from any geographic location with Internet connectivity. We have worked to offer the same participation opportunities as would be provided at an in-person meeting while further enhancing the online experience available to all shareholders regardless of their location.

To participate in the virtual Annual Meeting, please visit *www.virtualshareholdermeeting.com/SHBI2024* and enter your 16- digit control number included on your Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability"), on your proxy card, or on the instructions that accompanied your proxy materials. We encourage shareholders to log in to the website and access the webcast approximately 15 minutes before the Annual Meeting starts at 9:30 a.m., Eastern Time. The meeting will begin promptly at 9:30 a.m. Eastern Time on May 30, 2024. If you encounter any difficulties accessing the virtual Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual shareholder meeting log-in page. Whether or not you participate in the virtual meeting, it is important that your shares be part of the voting process. You may log on to www.proxyvote.com and enter your 16-digit control number. The virtual meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.

This year's shareholders question and answer session will include questions submitted live during the Annual Meeting. Questions may be submitted during the Annual Meeting through the question/chat pane of your control panel.

Board of Directors Overview

Name	Occupation	Age	Director Since	Independent	Executive	Audit	Compensation	Governance	Board Risk Oversight	Strategic Initiatives & Technology
										Committee Membership
Michael B. Adams[1]	*President of JON Properties, LLC.*	57	2023	✓	M					C
James M. Burke[1]	*President and Chief Executive Officer, Shore Bancshares, Inc, and Shore United Bank*	57	2023							
R. Michael Clemmer, Jr.	*President of Salisbury, Inc.*	56	2016	✓	M			C		
William E. Esham, III	*Ayres, Jenkins, Gordy & Almand, P.A. (Partner)*	58	2020	✓	M		M			
Alan J. Hyatt[1]	*Chairman, Shore Bancshares, Inc, and Shore United Bank*	70	2021		C					
Louis P. Jenkins, Jr.[1]	Jenkins Law Firm, LLC *(Principal)*	52	2023	✓	M		C	M		
David S. Jones	*President of Southern Drywell, Inc.*	64	2021	✓			M	M		
James A. Judge[2]	*Anthony, Judge & Ware, LLC (CPA)*	64	2009	✓		M			M	
Clyde V. Kelly, III	*President and General Manager of Kelly Distributors, Inc.*	70	2016	✓	M		M	C		
John A. Lamon, III	*Director of Business Development for Ironmark*	66	2021	✓			M	M		
Frank E. Mason, III	*President and Chief Executive Officer of JASCO Incorporated*	61	2011	✓				M	M	M
Rebecca M. McDonald[1]	*Cherry Bekaert Advisory, LLC (Partner)*	50	2023	✓		M			M	M
David W. Moore	*President of The Milford Housing Development Corporation and East Coast Property Management*	59	2014	✓			M			
Mary Todd Peterson[1]	*Director of ProAssurance American Mutual*	69	2023	✓	M	C	M			
E. Lawrence Sanders, III[1]	*President of Edward L. Sanders Insurance Agency*	67	2023	✓					M	
Austin J. Slater, Jr.[1]	*Lead Independent Director and Vice Chairman of Shore Bancshares, Inc. and Shore United Bank*	70	2023	✓						
Joseph V. Stone, Jr.[1][2]	*Retired*	69	2023	✓				M		
Esther A. Streete	*McNamee Hosea (Principal)*	48	2022	✓	M	M				
Konrad M. Wayson	*Managing Parter of Wayson Landholdings LP*	63	2021	✓		M			M	
Dawn M. Willey	*Retired*	61	2020	✓		M			M	M
Number of Meetings in 2023					1	8	5	4	5	2

Ages as of December 31, 2023

M = Member
C = Chair

(1) Messrs. Adams, Burke, Jenkins, Sanders, Slater, Stone, and Ms. McDonald and Ms. Peterson joined the Board effective July 1, 2023 upon completion of the Company's merger with The Community Financial Corporation ("Community Financial").
(2) As part of the plan to reduce the size of the Board as discussed in Proposal 1, Mr. Judge and Mr. Stone were not nominated for re-election and their terms will end at the Annual Meeting.

Board Composition

Our twenty directors comprise a well-balanced Board.

INDEPENDENCE



90% Independence

DIVERSITY



20% Women

AGE



61.5 Years Average Age

TENURE



4.4 Years Average Tenure

Governance Highlights

We are committed to maintaining good corporate governance as a critical component of our success in driving sustained shareholder value. Our Board continually monitors and implements emerging best practices in governance to best serve the interest of our shareholders, including:

- ✓ 90% of directors are independent

- ✓ 20% of our directors are women

- ✓ Lead Independent Director who is Board Vice-Chair

- ✓ Board refreshment: 13 new Board members, including three women, since 2021

- ✓ Balance of new and experienced directors

- ✓ Transparent public policy engagement

- ✓ Independent Board committees

- ✓ No over-boarding

- ✓ Stock ownership guidelines for directors and executives

- ✓ Annual director self-evaluation and committee assessment to ensure Board effectiveness
- ✓ All directors attended over 75% of 2023 Board and meetings of committees on which they served

- ✓ Independent directors meet regularly in executive session

- ✓ Robust risk management oversight

- ✓ Active shareholder engagement program

- ✓ Board review of company's financial performance, strategy and succession plan

- ✓ Clawback Policy for executive compensation programs

- ✓ Code of Business Conduct and Ethics

- ✓ Commitment to human capital and environmental, social and governance responsibility

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

1. What is the Notice of Internet Availability of Proxy Materials that I received in the mail and why am I receiving it?

In accordance with rules adopted by the Securities and Exchange Commission (the "SEC"), except for shareholders who have requested otherwise, we have generally mailed to our shareholders a Notice of Internet Availability. The Notice of Internet Availability provides instructions either for accessing our proxy materials, including this Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2023 (the "2023 Annual Report"), at the website address referred to in the Notice of Internet Availability, or for requesting printed copies of the proxy materials by mail or electronically by e-mail. If you would like to receive a paper or e-mail copy of our proxy materials either for this Annual Meeting or for all future meetings, you should follow the instructions for requesting such materials included in the Notice of Internet Availability we mailed to you.

Our Board provided the Notice of Internet Availability and is making the proxy materials available to you in connection with our Annual Meeting, which will take place on May 30, 2024. As a shareholder, you are invited to attend the Annual Meeting and are entitled to, and requested to, vote on the proposals described in this Proxy Statement.

2. What information is contained in the Proxy Statement?

This Proxy Statement describes the proposals to be voted on at the Annual Meeting, the voting process, compensation of our directors and executive officers, and certain other required information.

3. How can I access the Company's proxy materials electronically?

The Proxy Statement and 2023 Annual Report are available on our corporate website at https://shorebancshares.q4ir.com/documents/default.aspx.

4. What does it mean if I receive more than one Notice of Internet Availability or set of the proxy materials?

It means your shares are registered differently or are in more than one account. Please provide voting instructions for each account for which you have received a Notice of Internet Availability or set of proxy materials.

5. Who is soliciting my vote pursuant to this Proxy Statement?

Our Board is soliciting your vote at the Annual Meeting.

6. Who is entitled to vote?

Only shareholders of record at the close of business on April 2, 2024 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting.

7. How many shares are eligible to be voted?

As of the Record Date, we had 33,210,522 shares of common stock, par value $0.01 per share ("Common Stock") outstanding. Each outstanding share of our Common Stock will entitle its holder to one vote on each of the director nominees to be elected and one vote on each other matter to be voted on at the Annual Meeting.

8. What am I voting on?

You are voting on the following matters:

- the election of four Class III directors to serve for a three-year term ending at the 2027 annual meeting of shareholders (Proposal 1); and

- the advisory approval of the compensation of our named executive officers (Proposal 2).

9. How does our Board recommend that I vote?

Our Board recommends that shareholders vote their shares as follows:

- **"FOR"** each director nominee; and

- **"FOR"** the approval of the compensation of our named executive officers.

10.   Why am I not being asked to vote on the ratification of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024?

As discussed under the section of this Proxy Statement captioned *"Audit Related Matters,"* the Audit Committee has appointed Yount, Hyde & Barbour as independent registered public accounting firm for the fiscal year ending December 31, 2024; however, we have submitted a request for proposal to several independent registered public accounting firms for the 2024 audit. We anticipate this process will be completed in the second quarter of 2024. In light of this ongoing process, we are not submitting a proposal for the ratification of appointment of an independent registered public accounting firm at the Annual Meeting.

11.   How many votes are required to hold the Annual Meeting and what are the voting procedures?

Quorum Requirement: The presence, in person or by proxy, of shareholders entitled to cast a majority of all votes entitled to be cast at the Annual Meeting will constitute a quorum. In the event there are not sufficient shares present for a quorum, or to approve or ratify any matter being presented at the Annual Meeting, the Annual Meeting may be adjourned or postponed in order to permit the further solicitation of proxies.

Required Votes: Each outstanding share of Common Stock is entitled to one vote on each proposal at the Annual Meeting.

If there is a quorum at the Annual Meeting, the matters to be voted upon by the shareholders require the following votes for such matter to be approved:

Election of Directors: Directors are elected by a plurality of all votes cast at the Annual Meeting. Withholding of a vote, abstentions and broker non-votes will have no effect on the outcome of this vote, although they are counted towards establishing a quorum for the Annual Meeting.

Advisory Vote on the Compensation of our Named Executive Officers: The affirmative vote of the holders of at least the majority of the shares for which votes are cast on the proposal at the Annual Meeting is required for approval, on an advisory basis, of our executive compensation. Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum but will have no impact on the outcome of the vote on Proposal 2. The vote with respect to Proposal 2 is not binding on the Company, the Board or the Compensation Committee. However, the Board and the Compensation Committee will review the results of the vote and take it into consideration when making future decisions regarding compensation of the Company's named executive officers.

If a broker indicates on its proxy that it submits to the Company that it does not have authority to vote certain shares held in "street name," the shares not voted are referred to as "broker non-votes." Broker non-votes occur when brokers do not have discretionary voting authority to vote certain shares held in "street name" on particular proposals under the rules of the New York Stock Exchange, and the "beneficial owner" of those shares has not instructed the broker how to vote on those proposals. If you are a beneficial owner and you do not provide instructions to your broker, bank or other nominee, your broker, bank or other nominee is permitted to vote your shares for or against "routine" matters. Brokers are not permitted to exercise discretionary voting authority to vote your shares for or against "non-routine" matters. Proposals 1 and 2 are "non-routine" matters.

12.   How do I attend the Annual Meeting?

Shareholders of record who choose to attend, vote, and submit questions during the Annual Meeting must visit *www.virtualshareholdermeeting.com/SHBI2024* and enter your 16-digit control number included on your Notice of Internet Availability, on your proxy card, or on the instructions that accompanied your proxy materials. We encourage shareholders to log in to the website and access the webcast approximately 15 minutes before the Annual Meeting starts at 9:30 a.m., Eastern Time.

13.   How can I vote? Must I attend the Annual Meeting to do so?

If you are a shareholder of record, you may vote at the Annual Meeting on May 30, 2024, or you may direct how your shares are voted without attending the Annual Meeting in one of the other following ways:

- **Internet.** You can submit a proxy over the Internet to vote your shares at the Annual Meeting by following the instructions provided either in the Notice of Internet Availability or on the proxy card or voting instruction form you received if you requested and received a printed set of the proxy materials.

- **Telephone.** If you requested and received a printed set of the proxy materials, you can submit a proxy over the telephone to vote your shares at the Annual Meeting by following the instructions provided on the proxy card or voting instruction form enclosed with the proxy materials you received. If you received a Notice of Internet Availability only, you can submit a proxy over the telephone to vote your shares by following the instructions at the Internet website address referred to in the Notice of Internet Availability.

- **Mail.** If you requested and received a printed set of the proxy materials, you can submit a proxy by mail to vote your shares at the Annual Meeting by completing, signing and returning the proxy card or voting instruction form enclosed with the proxy materials you received.

Whichever method of voting you use, the proxies identified on the proxy card will vote the shares of which you are the shareholder of record in accordance with your instructions. If you submit a proxy card properly voted and returned through available channels without giving specific voting instructions, the proxies will vote the shares as recommended by our Board.

14. How may a shareholder vote if their shares are still held in the Community Bank of the Chesapeake Employee Stock Ownership Plan ("ESOP")?

On July 1, 2023, we completed our merger with Community Financial. Prior to the closing, Community Financial paid into the ESOP all employer contributions and adopted resolutions to (i) terminate the ESOP and (ii) provide for full vesting of all account balances in the ESOP. A determination letter has been filed with the Internal Revenue Service (the "IRS") to terminate the ESOP and the ESOP will be terminated if and when the IRS issues a favorable determination letter. If you are a participant in the ESOP and have not received your shares of Company Common Stock prior to the Record Date, the trustee of the ESOP will vote all the shares held by the ESOP. Each participant may direct the trustee how to vote the shares of Company Common Stock allocated to his or her plan account. If you own shares through the ESOP and you do not direct the trustee how to vote by May 23, 2024, the ESOP trustee will vote your shares in accordance with the terms of the ESOP.

15. How may a shareholder nominate someone at the Meeting to be a director or bring any other business before the Meeting?

The Company's Second Amended and Restated By-Laws, as amended (the "Bylaws") require advance notice to the Company if a shareholder intends to nominate someone for election as a director or to bring other business before the Annual Meeting. Such a notice may be made only by a shareholder of record within the time period established in the Bylaws. See the section of this Proxy Statement captioned *"Shareholder Proposals for the 2025 Annual Meeting"* for more information.

16. How do I request electronic or printed copies of this and future proxy materials?

You may request and consent to delivery of electronic or printed copies of future proxy statements, annual reports and other shareholder communications by:

- visiting www.ProxyVote.com or

- calling 1-800-579-1639, or

- sending an email to sendmaterial@proxyvote.com.

When requesting copies of proxy materials and other shareholder communications, you should have available the control number located on the Notice of Internet Availability or proxy card or, if shares are held in the name of a broker, bank or other nominee, the voting instruction form.

17. What happens if my shares are held in street name?

If you have selected a broker, bank, or other intermediary to hold your shares of Common Stock, rather than having the shares directly registered in your name with our transfer agent, you will receive separate instructions directly from your broker, bank, or other intermediary in order to vote your shares. If you, as the beneficial owner of the shares of Common Stock, do not submit voting instructions to the organization that holds your shares, that organization may still be permitted to vote your shares. In general, the organization that holds your shares of Common Stock may generally vote on routine matters. However, absent specific instructions from beneficial owners, brokers may not vote for non-routine matters. Proposal 1 (the election of directors) and Proposal 2 (the advisory approval of the compensation of our named executive officers) are non-routine matters. Therefore, there may be broker non- votes with respect to Proposals 1 and 2. Accordingly, we urge you to vote by following the instructions provided by your broker, bank, or other intermediary.

Please note that if your shares are held in street name and you wish to attend and vote your shares at the Annual Meeting, you must log into the Annual Meeting as a shareholder using your valid control number included in your proxy materials.

18.   What steps can I take if I want to revoke my proxy?

Any shareholder giving a proxy may revoke it at any time by submission of a later dated proxy, subsequent Internet or telephonic proxy, or by written notice delivered to James M. Burke, President and Chief Executive Officer ("CEO") of the Company, at the Company's address listed above or at the Annual Meeting. Shareholders entitled to vote at the Annual Meeting who attend may revoke any proxy previously granted and vote in person at the Annual Meeting by written ballot. Unless so revoked, the shares represented by such proxies will be voted at the Annual Meeting and all adjournments or postponements of the Annual Meeting.

All properly executed proxies received pursuant to this solicitation will be voted as directed by the shareholder on the proxy. If no direction is given, the proxy will be voted "**FOR**" all nominees named in Proposal 1 and "**FOR**" the adoption of the resolution approving the compensation of our named executive officers, as described in Proposal 2.

19.   How are the votes tabulated?

We have appointed Christy Lombardi, our Executive Vice President and Chief Human Resources Officer, as Inspector of Election of the Annual Meeting and to tabulate the votes and certify the voting results. We intend to publish the final voting results in a Current Report on Form 8-K to be filed with the SEC within four business days of the Annual Meeting.

20.   Who pays the cost of this solicitation?

We will pay the cost of this solicitation. In addition, arrangements may be made with brokerage houses and other custodians, nominees, and fiduciaries to send proxies and proxy material to their principals. Solicitation of proxies may be made by mail, telephone, personal interviews or by other means by our officers and employees who will not be additionally compensated therefor.

PROPOSAL 1: ELECTION OF DIRECTORS

Classification of the Company's Directors

The Company completed its merger of equals with Community Financial effective July 1, 2023. In accordance with the terms of the merger agreement, the number of directors constituting our Board is set at 20 members including 12 directors who served on the Company's Board immediately prior to the effective time of the merger, and eight former directors of Community Financial. The 12 legacy members of the Company's Board who currently serve on the Board are: Alan J. Hyatt, William E. Esham, III, John A. Lamon, III, Frank E. Mason, III, Esther A. Streete, David S. Jones, Clyde V. Kelly, III, David W. Moore, Dawn M. Willey, R. Michael Clemmer, Jr., James A. Judge and Konrad M. Wayson. The eight former members of the Community Financial Board of Directors who currently serve on the Company's Board are: Mary Todd Peterson, Rebecca M. McDonald, Michael B. Adams, James M. Burke, Austin J. Slater, Jr., Louis P. Jenkins, Jr., Joseph V. Stone, Jr. and E. Lawrence Sanders, III.

Consistent with the terms of the merger agreement and in accordance with the terms of the Company's Amended and Restated Articles of Incorporation, as amended and supplemented (the "Charter"), our Board is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, as follows:

- The Class I directors are William E. Esham, III, John A. Lamon, III, Frank E. Mason, III, Rebecca M. McDonald, Mary Todd Peterson and Esther A. Streete, whose terms will expire at the annual meeting of shareholders to be held in 2025;

- The Class II directors are Michael B. Adams, James M. Burke, Louis P. Jenkins, Jr., David S. Jones, Clyde V. Kelly, III, David W. Moore, Austin J. Slater, Jr. and Dawn M. Willey, whose terms will expire at the annual meeting of shareholders to be held in 2026; and

- The Class III directors are R. Michael Clemmer, Jr., Alan J. Hyatt, E. Lawrence Sanders, III, Konrad M. Wayson, Joseph V. Stone, Jr. and James A. Judge, whose terms will expire at the Annual Meeting.

Following the merger, the Board evaluated the number of members serving on the Board and determined to decrease the size of the Board from 20 to 18 directors effective as of the Annual Meeting. In connection with the plan to reduce the size of the Board, Messrs. Judge and Stone were not nominated for re-election to the Board at the Annual Meeting. The Board currently expects that the size of the Board may be further reduced in future years to as few as 13 members. As a result, the Board has determined not to balance the class sizes at this time. The plan to reduce the size of the Board is subject to the Board's further evaluation and discretion. Changes to the size of the Board will be structured so that, over time, the number of directors in each Board class will be as nearly equal as possible.

Election Procedures; Term of Office

At each annual meeting of shareholders, or special meeting in lieu thereof, upon the expiration of the term of a class of directors, the successors to such directors will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and the election and qualification of his or her successor. Any change in the Board resulting from an increase or decrease in the number of directors will be distributed by the Board among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Board Diversity Matrix

Our Board values diversity and seeks to include directors with a broad range of backgrounds, professional experience, skills and perspectives. In compliance with Nasdaq Rules, the matrix below shows the diversity of the Board.

	As of March 27, 2023		As of April 2, 2024	
Total Number of Directors	15		20	
	Female	**Male**	**Female**	**Male**
Gender Identity				
Directors	3	12	4	16
Demographic Background				
African American or Black	1		1	
White	2	12	3	16

Board Skills and Experience Matrix

Our Board members have a broad set of qualifications, attributes, skills and experience that are well suited to oversee the Company's strategy and operations. A summary of the attributes and qualifications of our directors is presented below. These skills collectively allow our directors to effectively oversee the Company and create an engaged, effective, and strategically-oriented Board.

Skill/Experience	Adams	Burke	Clemmer	Esham	Hyatt	Jenkins	Jones	Judge	Kelly	Lamon	Mason	McDonald	Moore	Peterson	Sanders	Slater	Stone	Streete	Wayson	Willey
Professional standing in chosen field	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓			✓	✓	
Banking, financial services or related industry expertise		✓		✓										✓	✓		✓			✓
Financial Reporting and Accounting				✓				✓			✓			✓		✓		✓	✓	✓
Risk Management	✓	✓	✓	✓	✓		✓	✓		✓		✓	✓	✓	✓	✓			✓	✓
Civic and community involvement	✓	✓		✓	✓	✓		✓	✓	✓	✓			✓	✓					
Public company oversight		✓			✓			✓			✓		✓		✓				✓	✓
Executive leadership	✓	✓	✓	✓	✓			✓	✓	✓	✓	✓	✓	✓	✓	✓	✓			✓
Finance	✓	✓		✓	✓	✓	✓		✓		✓			✓	✓	✓	✓	✓	✓	✓
Marketing		✓	✓	✓	✓				✓	✓					✓	✓				
Government and public affairs		✓		✓	✓	✓							✓		✓					
Governance	✓	✓		✓	✓				✓		✓	✓	✓	✓		✓	✓			
Human Capital Management		✓	✓		✓								✓		✓					

Nomination Process

The Governance Committee is responsible for assembling and maintaining a list of qualified candidates to fill vacancies on the Board, and it periodically reviews this list and researches the talent, skills, expertise, and general background of these candidates. The Governance Committee will from time to time review and consider candidates recommended by shareholders. Shareholder recommendations should be submitted in writing to: Shore Bancshares, Inc., 18 East Dover Street, Easton, Maryland 21601, Attn: Andrea E. Colender, Secretary; and must specify (i) the recommending shareholder's contact information, (ii) the class and number of shares of capital stock beneficially owned by the recommending shareholder, (iii) the name, address and credentials of the candidate for nomination, and (iv) the candidate's consent to be considered as a candidate.

Whether recommended by a shareholder or chosen independently by the Governance Committee, a candidate will be selected for nomination based on his or her talents and the needs of the Board. The Governance Committee does not have a formal policy pursuant to which it considers specific diversity criteria when selecting nominees, such as education, professional experience, skills, race or gender. Rather, the Governance Committee's goal in selecting nominees is to identify persons who have business and other ties to the communities and industries we serve, and who have skills, education and other attributes that will meet the needs of the Board at that time and, generally, that are complimentary to the skills and attributes possessed by existing directors. When searching for and appointing directors to fill a particular committee position, the Governance Committee searches for persons who will meet the independence standards required for those committees and who possess skills and attributes that will allow the committee to be effective. The Governance Committee also strives to select individuals who it believes will work well with the other directors at the highest level of integrity and effectiveness.

A candidate, whether recommended by a shareholder or otherwise, will not be considered for nomination unless he or she is of good character and is willing to devote adequate time to Board duties. In assessing the qualifications of potential candidates, the Governance Committee will also consider the candidate's experience, judgment, and civic and community relationships, and the diversity of backgrounds and experience among existing directors. Certain Board positions, such as Audit Committee membership, may require other special skills, expertise, or independence from the Company.

It should be noted that a shareholder recommendation is not a nomination, and there is no guarantee that a candidate recommended by a shareholder will be approved by the Governance Committee or nominated by the Board. A shareholder who desires to nominate a candidate for election may do so only in accordance with Article II, Section 4 of our Bylaws which provides that directors may be nominated by shareholders by written request to the Secretary of the Company received not less than 120 days nor more than 180 days prior to the date fixed for the meeting. Additional time constraints are applicable in the cases of a change in shareholder meeting date or a special meeting called for the purpose of electing directors. As provided in the Bylaws, the notice of nomination must specify: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the number of shares of our capital stock owned by each proposed nominee; (d) the name and residence address of the notifying shareholder; (e) the number of shares of our capital stock owned by the notifying shareholder; (f) the consent in writing of the proposed nominee as to the proposed nominee's name being placed in nomination for director; (g) a description of all arrangements or understandings between such notifying shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such notifying shareholder; (h) a representation that such notifying shareholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and (i) all information relating to such proposed nominee that would be required to be disclosed by Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), assuming such provisions would be applicable to the solicitation of proxies for such proposed nominee.

Nominees for Election

Our Board has approved the nomination of R. Michael Clemmer, Jr., Alan J. Hyatt, E. Lawrence Sanders, III and Konrad M. Wayson for re-election as Class III directors at the Annual Meeting.

Information about the principal occupations, business experience and qualifications of these nominees is provided below under the heading *"Qualifications of 2024 Director Nominees and Continuing Directors."* Ages presented are as of December 31, 2023.

<h2 style="text-align:center">QUALIFICATIONS OF 2024 DIRECTOR NOMINEES AND CONTINUING DIRECTORS</h2>

<h3 style="text-align:center"><u>Class III Director Nominees</u></h3>

R. MICHAEL CLEMMER, JR. **Age:** 56 **Director Since:** 2016 **Committees:** Executive Board Risk Oversight (Chair)	Mr. Clemmer served as a director of Talbot Bank since 2012 and subsequently became a director of Shore United Bank (the "Bank") and the Company after the merger of Talbot Bank and CNB in 2016. Mr. Clemmer is President of Salisbury, Inc., a company that designs and manufactures pewter, sterling silver and other metal giftware, a position he has held since 1991. In 1995, Mr. Clemmer founded Executive Decision, Inc., a corporate recognition company. Since 1992, Mr. Clemmer has been involved in the development, acquisition and renovation of industrial and commercial property. He is founder of Waterside Properties LLC, a property development and management company. Mr. Clemmer is a graduate of the University of Richmond and has been a resident of Talbot County since 1982. In nominating Mr. Clemmer, the Governance Committee considered as important factors Mr. Clemmer's leadership capabilities, real estate development in our key market area, and his civic participation in the business community.
ALAN J. HYATT **Age:** 70 **Director Since:** 2021 (Chairman since 2021) **Committees:** Executive (Chair)	Mr. Hyatt joined the Company's Board as the Chairman on November 1, 2021, as a result of the merger between the Company and Severn Bancorp, Inc. ("Severn"). Prior to joining the Company's Board, Mr. Hyatt served as the Chairman and CEO of Severn and Severn Bank, FSB ("Severn Bank"). Mr. Hyatt is a partner with the Annapolis law firm Hyatt & Weber, P.A., concentrating his practice on banking, land use, real estate, and commercial law. Mr. Hyatt serves as counsel to area real estate developers and entrepreneurs, with active representation in land use cases, commercial transactions and commercial litigation. Mr. Hyatt received his law degree from the University of Baltimore School of Law in 1978 and is an honors graduate of Bryant College of Business Administration (now Bryant University). He is a member of the Maryland State Bar Association and the Anne Arundel County Bar Association. He serves on the Board of Trustees of Luminis Health, The Anne Arundel County Retirement and Pension System, and The Annapolis Community Foundation. In nominating Mr. Hyatt, the Governance Committee considered as important factors Mr. Hyatt's experience as an attorney and businessman, Mr. Hyatt brings strong legal and financial skills important to the oversight of the Company's financial reporting, and enterprise and operational risk management.

E. LAWRENCE SANDERS, III	Mr. Sanders was appointed as a director of the Company and the Bank in 2023 as a result of the merger between the Company and Community Financial. Prior to joining the Company's Board, Mr. Sanders served as a director of Community Financial and Community Bank of the Chesapeake since 2018. He is President of Edward L. Sanders Insurance Agency, which provides multi-line insurance services to clients in Maryland since 1903. Mr. Sanders graduated from NC State University in 1978, obtained his Certified Insurance Counselor designation in 1979 and became a licensed Insurance Advisor in 1981. Mr. Sanders served on the board of directors of County First Bank for 28 years and served as chairman of the board from 2013 to 2018. He is a current member and past President of the Charles County Rotary, past director for the Professional Insurance Agent's Association, past director and past President for the Civista Foundation and current director for the Charles County Rotary Foundation.
Age: 67	
Director Since: 2023	
Committees: Board Risk Oversight	
	In nominating Mr. Sanders, the Governance Committee considered as important factors Mr. Sander's extensive financial, and operational knowledge from his experience as an owner of an insurance agency. His years of experience serving as a bank director provides the Board valuable insight regarding corporate governance, regulatory compliance, risk assessment practices and bank operations.

KONRAD M. WAYSON	Mr. Wayson joined the Company's Board on November 1, 2021, as a result of the merger between the Company and Severn. Prior to joining the Company's board, Mr. Wayson served as a director of Severn since 2009 and a director of Severn Bank, since 2008. Mr. Wayson is a partner of Wayson Landholdings since 1996 and has been the managing partner since 2007. Mr. Wayson also serves as the Secretary and Treasurer of Hopkins & Wayson, Inc., a general contractor servicing Maryland, Washington D.C. and Virginia since 1984. Mr. Wayson was the Chief Financial Officer of Childs Landscaping from 1997 until 2004 when the company was sold. Mr. Wayson served as chairman of the Anne Arundel County Public Schools Ethics Panel for 15 years. Stepping down in 2023, Mr. Wayson has served on the Anne Arundel Medical Foundation Board, the Anne Arundel Economic Development Corporation Board, and the Anne Arundel School Board. Mr. Wayson is a graduate of Salisbury University where he received a Bachelor of Science degree in business administration.
Age: 63	
Director Since: 2021	
Committees: Audit Board Risk Oversight	
	In nominating Mr. Wayson, the Governance Committee considered as important factors Mr. Wayson's experience as a treasurer and businessman and his strong financial skills, which is important to the oversight of the Company's financial reporting, and enterprise and operational risk management.

Continuing Directors

Class I Directors

WILLIAM E. ESHAM, III	Mr. Esham was appointed to serve as a director of both the Company and the Bank in June of 2020. Mr. Esham is a partner in the law firm of Ayres, Jenkins, Gordy & Almand, P.A., specializing in real estate law, located in Ocean City, Maryland. Mr. Esham also serves on the Board of Trustees for Worcester Preparatory School and the Board of Directors for Atlantic General Hospital. Mr. Esham holds a Bachelor of Arts from Washington and Lee University and a Juris Doctor from University of Baltimore.
Age: 58	
Director Since: 2020	
Committees: Compensation Executive	Mr. Esham's qualifications to serve on our Board include his legal expertise in real estate law and his prior bank board of director experience with Shore Bank during the period of 2012-2016 (which was acquired by Xenith Bank in 2016) and Peninsula Bank's Advisory Board during the period of 1996-2006.

JOHN A. LAMON, III	Mr. Lamon joined the Company's Board on November 1, 2021, as a result of the merger between the Company and Severn Bancorp, Inc. Prior to joining the Company's board, Mr. Lamon served as a director of Severn Bancorp since 2009 and a director of Severn Savings Bank, FSB, since 2008. Mr. Lamon currently serves as the Director of Business Development for Ironmark, a leading marketing agency in Maryland. Prior to this position, Mr. Lamon was the President and Owner of John A. Lamon & Associates, a promotional marketing company, before selling the business to G&G Outfitters, Inc. Mr. Lamon received his Bachelor of Arts degree from the University of Maryland, College Park, where he was a two-time All American lacrosse player. Mr. Lamon has received the Willis Bilderback Volunteer Award and the Wille Gateau Youth Services Award. Mr. Lamon has served on various boards including, St. Mary's School, The Annapolis Touchdown Club, St. Mary's Royal Blue Club and the University of Maryland M Club.
Age: 66	
Director Since: 2021	
Committees: Compensation Governance	
	Mr. Lamon's qualifications to serve on our Board include his business and marketing experience, which is important to the oversight of the Company's financial reporting, and enterprise and operational risk management.

FRANK E. MASON, III	Mr. Mason served as a director of the Company and The Talbot Bank of Easton, Maryland a wholly-owned bank subsidiary of the Company ("Talbot Bank") since 2011 and subsequently became a director of Shore United Bank after the merger of Talbot Bank and CNB, a wholly-owned bank subsidiary of the Company ("CNB") in 2016. Mr. Mason served as Chairman of the Board for the Company and Bank from 2017 through October 31, 2021. Mr. Mason is the President and Chief Executive Officer of JASCO Incorporated, a manufacturer and distributor of analytical instrumentation for the scientific research community, a position he has held since 2004. JASCO Incorporated, which is a subsidiary of JASCO Corporation located in Tokyo, Japan, operates throughout North and South America. Prior to becoming President and Chief Executive Officer, Mr. Mason served as JASCO Incorporated's Chief Operations Officer from 1996 to 2004 and as its Sales Director for North America from 1987 to 1995. Mr. Mason has a Bachelor of Arts degree from the University of Maryland, College Park, and a Master of Business Administration from Johns Hopkins University.
Age: 61	
Director Since: 2011	
Committees: Governance Board Risk Oversight Strategic Initiatives & Technology	
	Mr. Mason's qualifications to serve on the Board include his experience in leading a large corporation, his financial and operational knowledge.

REBECCA MIDDLETON MCDONALD, CPA	Ms. McDonald was appointed as a director of the Company and the Bank in 2023 as a result of the merger between the Company and Community Financial. Prior to joining the Company's Board, Ms. McDonald served as a director of Community Financial and Community Bank of the Chesapeake since 2020. She is a partner at Cherry Bekaert Advisory, LLC a national business advisory firm. She has 28 years of experience providing accounting advisory services and financial transformation support to both private and public companies. Ms. McDonald specializes in a range of services, such as outsourced and project based accounting, SEC reporting, audit and IPO readiness, internal control and process improvement analysis, and due diligence support for mergers and acquisitions. Ms. McDonald has also held various finance roles with a publicly traded company. Ms. McDonald is a member of the American Society of Certified Public Accountants. She serves as the Treasurer on the Board of Trustees of Commonwealth Academy. Ms. McDonald holds a Bachelor of Science from Elon University.
Age: 50	
Director Since: 2023	
Committees: Audit Board Risk Oversight Strategic Initiatives & Technology	
	Ms. McDonald's qualifications to serve on the Board include her extensive audit, public accounting, and executive level experience. Ms. McDonald's proficiencies provide the Board with a skill set critical to successfully operating the Company and Bank.

MARY TODD PETERSON

Age: 69

Director Since: 2023

Committees:
  Audit (Chair)
  Compensation
  Executive

Ms. Peterson was appointed as a director of the Company and the Bank in 2023 as a result of the merger between the Company and Community Financial. Prior to joining the Company's Board, Ms. Peterson served as a director of Community Financial and Community Bank of the Chesapeake since 2010. She retired in May 2018 as the senior advisor to the Chairman and CEO of ProAssurance Corporation supporting key strategic initiatives. In February 2016, she retired as the President and Chief Executive Officer of Medmarc Insurance Group and as a Director of Medmarc Casualty Insurance Company and its subsidiary Noetic Specialty Insurance Company, both of which are subsidiaries of ProAssurance. Ms. Peterson had been associated with Medmarc since 2001 where she also held the positions of Chief Financial Officer and Chief Operating Officer. From 1993 to 2001, Ms. Peterson was a Partner with Johnson Lambert & Co., a certified public accounting firm. Ms. Peterson also held positions with Acacia Life Insurance Company, Oxford Development Corporation and Ernst & Whinney (now Ernst & Young). Prior to her retirement from Medmarc, Ms. Peterson served as a member of the Property Casualty Insurers Association of America ("PCI") Board of Governors, Chair of PCI's Investment Committee and a member of PCI's Executive and Finance Committees. In September 2020, Ms. Peterson joined the Board of Directors of ProAssurance American Mutual, A Risk Retention Group where she serves on the Executive and Investment Committees. Ms. Peterson is a member of the American Institute of Certified Public Accountants.

Ms. Peterson's qualifications to serve on the Board include her extensive executive-level experience in a mid-size company setting within the financial services industry combined with extensive experience in public accounting. Ms. Peterson's financial and operational expertise within the insurance industry, including proficiencies in corporate governance and risk assessment, provide the Board with a skill set critical to successfully operating the Company and Bank.

ESTHER A. STREETE

Age: 48

Director Since: 2022

Committees:
  Audit
  Executive

Ms. Streete was appointed to serve as a director of both the Company and the Bank on August 1, 2022. Ms. Streete is a Principal at McNamee Hosea, a full-service Maryland business law firm. She has worked at McNamee Hosea since 2005. She is a Certified Public Accountant (CPA) and an attorney who specializes in tax, estate & business planning, business succession planning, estate administration, probate and trust administration. Ms. Streete has affiliations with the Maryland Association of Certified Public Accountants, Maryland State Bar Association, and Anne Arundel County Bar Association. Ms. Streete holds a Bachelor of Science from Frostburg State University, a Juris Doctor from the University of Maryland School of Law and a Master of Laws in Taxation from the University of Baltimore School of Law.

Ms. Streete's qualifications to serve on our Board include her experience as an attorney, certified public accountant, and her expertise in financial planning, estate and trust administration.

Class II Directors

MICHAEL B. ADAMS

Age: 57

Director Since: 2023

Committees:
Executive
Strategic Initiatives &
Technology (Chair)

Mr. Adams was appointed as a director of the Company and the Bank in 2023 as a result of the merger between the Company and Community Financial. Prior to joining the Company's board, Mr. Adams served as a director of Community Financial and Community Bank of the Chesapeake since 2021. He is the President of JON Properties, LLC., a full service commercial real estate company in Fredericksburg, Virginia. JON Properties has won numerous awards, particularly for its work on Historic Renovation and tax credit projects in the Fredericksburg, Virginia region. Mr. Adams founded JON Properties in 2006. It is located at 900 Princess Anne Street Fredericksburg, VA 22401. Prior to starting JON Properties, Mr. Adams worked at WEB Equipment, Inc., a dealer in rough terrain forklifts. Mr. Adams served as President of WEB Equipment, Inc. from 1995 to 2006. Mr. Adams serves, or has served, on numerous boards of community organizations. These include the Fredericksburg Rotary Club, the Cal Ripken, Sr. Foundation, the Fredericksburg Area Museum, the Central Virginia Housing Coalition, Loisann's Hope House and the Germanna Community College Education Foundation. Mr. Adams is also a member of the Fredericksburg Builders Association, the National Association of Home Builders, the Fredericksburg Realtors Association and the National Realtors Association. Mr. Adams attended Prince George's Community College and the University of Maryland where he studied business management. Mr. Adams holds a Class A General Contractors License and is a licensed real estate broker in the state of Virginia.

Mr. Adams' qualifications to serve on our Board include his management and strategic knowledge through his experience as founder and owner of a local business. His experience as a business owner adds valuable expertise regarding local issues and provides first-hand understanding of the needs of business owners in the environment in which the Bank operates.

JAMES M. BURKE

Age: 55

Director Since: 2023

Mr. Burke was appointed President and CEO and director of the Company and the Bank on July 1, 2023 as a result of the merger between the Company and Community Financial. Prior to the merger, Mr. Burke served as the President and CEO and director of Community Financial and Community Bank of the Chesapeake. Mr. Burke has over 30 years of banking experience. He currently serves on the Board of directors of the Federal Home Loan Bank of Atlanta. Mr. Burke is the former Chairman of the Board of Directors of University of Maryland Charles Regional Medical Center, former Chairman of the Board of Directors for St. Mary's Ryken High School, Trustee for Historic Sotterley and is active in other civic groups. Mr. Burke is a Maryland Bankers School graduate and holds a Bachelor of Arts from High Point University. He is also a graduate of the East Carolina Advanced School of Commercial Lending and attended the Harvard Business School Program on Negotiation.

Mr. Burke's qualifications to serve on our Board include his extensive experience in the banking industry that affords our Board valuable insight regarding the business and operations of the Bank and the Company. Mr. Burke's strategic leadership abilities, financial acumen and knowledge of the Company's and the Bank's business position him well to serve as President and CEO and as a director.

LOUIS P. JENKINS, JR.	Mr. Jenkins was appointed as a director of the Company and the Bank in 2023 as a result of the merger between the Company and Community Financial. Prior to joining the Company's Board, Mr. Jenkins served as a director of Community Financial and Community Bank of the Chesapeake since 2000. He is the principal of Jenkins Law Firm, LLC, located in LaPlata, Maryland. Before entering private practice, Mr. Jenkins served as an Assistant State's Attorney in Charles County, Maryland from 1997 to 1999. In addition to his private practice, Mr. Jenkins serves as Court Auditor for the Circuit Court for Charles County, Maryland and attorney for the Charles County Board of Elections. From 2017-2019, Mr. Jenkins served as a member of the Board of Directors of the University of Maryland Medical System. Mr. Jenkins has also served as a board member of several other public service organizations including the University of Maryland Charles Regional Medical Center, Southern Maryland Chapter of the American Red Cross, Charles County Chamber of Commerce and the Charles County Bar Association.
Age: 52	
Director Since: 2023	
Committees: Compensation (Chair) Executive Governance	
	Mr. Jenkins' qualifications to serve on our Board include his experience as an attorney, which provides the Board with substantial knowledge regarding issues facing the Company and the Bank. In addition, Mr. Jenkins brings a critical perspective to the lending and governance function of the Company and the Bank. Mr. Jenkins' experience in the public sector adds valuable expertise regarding local issues and provides first-hand understanding of the local political and business environment in which the Bank operates.

DAVID S. JONES	Mr. Jones joined the Company's Board on November 1, 2021, as a result of the merger between the Company and Severn Bancorp, Inc. Prior to joining the Company's Board, Mr. Jones served as a director of Severn Bancorp since 2012 and a director of Severn Savings Bank, FSB, since 2011. Mr. Jones cofounded Southern Drywell, Inc., a septic system contractor in Annapolis and currently serves as the company's President. Mr. Jones also cofounded Jones of Annapolis, Inc. a demolition and excavation contractor in Annapolis and currently serves as the company's Secretary and Treasurer.
Age: 64	
Director Since: 2021	
Committees: Compensation Governance	Mr. Jones qualifications to serve on our Board include his many years of business experience, which is important to the oversight of the Company's financial reporting, and enterprise and operational risk management.

CLYDE V. KELLY, III	Mr. Kelly served as a director of CNB since 2005 and subsequently became a director of the Company and the Bank after the merger of CNB and Talbot Bank in 2016. Mr. Kelly has been the President and General Manager of Kelly Distributors, Inc Distributors since 1987, a company that distributes Anheuser-Busch InBev and craft brewery brands in Talbot, Queen Anne's, Caroline, Dorchester and Kent counties of Maryland.
Age: 70	
Director Since: 2016	
Committees: Compensation Executive Governance (Chair)	Mr. Kelly's qualifications to serve on our Board include his leadership of a large company, familiarity with an important market area in which we compete, and his experience on a bank board.

DAVID W. MOORE	Mr. Moore has been a director of the Company since 2014. He previously served as a director of The Felton Bank since 2001 and subsequently became a director of CNB after the merger of The Felton Bank and CNB in 2010. He became a director of the Bank after the merger of Talbot Bank and CNB in 2016. Mr. Moore has served as President and CEO of The Milford Housing Development Corporation (MHDC) since 2004 and President of East Coast Property Management since 2011. He received his associate degree in construction management from Delaware Technical and Community College in 1984 and his Bachelor of Science degree in business management in 1994.
Age: 59	
Director Since: 2014	
Committees: Compensation	Mr. Moore's qualifications to serve on our Board include his experience in banking in both Delaware and Maryland as well as his expertise in our key market areas.

AUSTIN J. SLATER, JR.	Mr. Slater was appointed as Lead Independent Director and Vice Chair of the Company and the Bank in 2023 as a result of the merger between the Company and Community Financial. Prior to joining the Company's Board, Mr. Slater served as Chairman of the Board of Directors of Community Financial and Community Bank of the Chesapeake since 2020. Prior to becoming Chair, he served as a director since 2002. He is a retired executive from the electric energy industry. Mr. Slater formerly served on the Board of Directors of the Federal Reserve Bank of Richmond, Baltimore Branch, as Chairman of the Board of the Maryland Chamber of Commerce and Chairman of the Board of Trustees for the College of Southern Maryland. He currently serves on the Board of Governors for the Shepherd University and as Treasurer for the Shepherd University Foundation, as well as numerous other industry and civic organizations. Mr. Slater holds a Master of Business Administration in finance from the George Washington University and a Bachelor of Science in accounting from Shepherd University.
Age: 70	
Director Since: 2023	
	Mr. Slater's qualifications to serve on our Board include his extensive management level experience in a large company setting outside of the financial services industry. Mr. Slater's financial acumen and operational experience allow him to understand the complexities of the Company and the Bank. His experience in a regulated industry has exposed Mr. Slater to many of the issues facing companies today, particularly regulated entities, making Mr. Slater a valued component of a well-rounded board.
DAWN M. WILLEY	Mrs. Willey joined the Company as a director in December of 2020. Mrs. Willey was the founding CEO of Bridgeforce Inc., a trusted advisor to many of the largest lenders in the world. Mrs. Willey retired in 2013 and served as Board Chairperson through 2019. Mrs. Willey has also served on the Board of Katabat, a financial service SAS cloud computing company until its sale in 2020. Prior to launching an entrepreneurial career in 2000, Mrs. Willey held the position of Executive Vice President with MBNA, later purchased by Bank of America.
Age: 61	
Director Since: 2020	
Committees: Audit Board Risk Oversight Strategic Initiatives & Technology	Mrs. Willey's qualifications to serve on our Board include a 16-year career with MBNA, where she was responsible for the oversight and implementation of a variety of operations including: portfolio risk strategies, investment evaluation and development of strategic business technology initiatives for collections, fraud, credit acquisition and portfolio risk management.

CORPORATE GOVERNANCE

Director Independence

Pursuant to Nasdaq Rule 5605(b)(1), a majority of the members of the Board must be "independent directors" as that term is defined by Nasdaq Rule 5605(a)(2). In accordance with Nasdaq Rules, the Board considered transactions and relationships between each director (or any member of his or her immediate family) and between certain entities in which any director (or any member of his or her immediate family) has an interest, on the one hand, and the Company and its subsidiaries and affiliates, on the other hand, including the transactions and relationships with Michael B. Adams, Alan J. Hyatt and Louis P. Jenkins, Jr. disclosed below under the heading "Certain Relationships and Related Transactions." Our Board has determined that all of our currently serving directors, with the exception of Alan J. Hyatt, our Chairman, and James M. Burke, our President and CEO, are "independent directors" under the Nasdaq Rules, and these independent directors constitute a majority of our Board.

Board Leadership Structure and Executive Sessions

Our Board currently separates the roles of Chairman of the Board and Chief Executive Officer. The foregoing structure is not mandated by any provision of law or our Charter or Bylaws, but the Board believes that this governance structure provides the best balance between the Board's independent authority to oversee our business and the Chief Executive Officer's management of our business on a day-to-day basis. Consistent with this determination, Alan J. Hyatt serves as our Chairman of the Board and James M. Burke serves as our President and Chief Executive Officer.

The duties of the Chairman include: (i) acting as a liaison and channel for communication between the independent directors and the Chief Executive Officer; (ii) providing leadership to ensure the Board works cohesively and independently and during times of crisis; (iii) advising the Chief Executive Officer as to the quality, quantity and timeliness of information from executive management to the independent directors; (iv) being available to consult with the Chief Executive Officer and other directors on corporate governance practices and policies; (v) coordinating the assessment of Board committee structure, organization and charters and evaluating the need for change, as well as committee membership; (vi) together with the Chair of the Governance Committee, interviewing all Board candidates and making recommendations concerning such candidates; (vii) coordinating, developing the agenda and leading executive sessions of the independent directors and communicating the results thereof to the Chief Executive Officer; (viii) ensuring appropriate segregation of duties between Board members and management; (ix) suggesting agenda items for Board meetings; and (x) together with the Chair of the Compensation Committee, communicating the Board's evaluation of the performance of the Chief Executive Officer.

The Board of Directors has also appointed Austin J. Slater, Jr., the Vice Chair of the Board of Directors, to serve as the Company's lead independent director and provide enhanced independent leadership for the Board. The duties of the lead independent director include: (i) presiding at Board meetings when the Chair is not present; (ii) calling meetings of the independent directors as appropriate; (iii) assisting the Board in complying with corporate governance guidelines and best practices; (iv) contributing to the annual performance reviews of the Chief Executive Officer and Chairman of the Board and participating in Chief Executive Officer succession planning; (v) assisting in the planning and reviewing of Board meeting agendas and meeting schedules; (vii) serving as a liaison between the Chief Executive Officer and independent directors; (viii) attending Board committee meetings on an ex-officio basis; (ix) promoting the efficiency and effective performance of the Board and consulting with the Governance Committee on the Board's annual self-assessment; (x) providing guidance on the ongoing development of directors; and (xi) leading the director emeritus program.

To further strengthen the oversight of the full Board, the Board's independent directors hold executive sessions at which only non-management directors are present. The executive sessions are scheduled in connection with regularly scheduled Board meetings. Additional executive sessions may be called by any of the independent directors as often as necessary. During fiscal year 2023, the independent directors met eleven times in executive session without the presence of management.

For these reasons, the Board believes that our corporate governance structure is in the best interests of the Company and our shareholders at this time. The Board retains authority to modify this structure as it deems appropriate.

Board and Committee Oversight of Risk

The Board is actively involved in overseeing our risk management through the work of its various committees and through the work of the boards of directors and committees of our subsidiaries, a number of which have Company directors as members. Each committee of the Board is responsible for evaluating certain risks and overseeing the management of such risks. The Compensation Committee is responsible for overseeing the management of risks relating to the Company's executive compensation plans and arrangements. The Audit Committee oversees the process by which senior management and the relevant departments assess and manage our exposure to, and management of, financial and operational risks. The Governance Committee manages risks by setting criteria for nomination of director candidates, nominating qualified candidates, and establishing and periodically reviewing our governance policies. The Strategic Initiatives & Technology Committee is responsible for overseeing the management of risks associated with major projects related to strategic initiatives and key technology platforms. The Board Risk Oversight Committee reviews management's assessment of the Company's core risks and alignment of its enterprise-wide risk profile with the Company's strategic plan, goals, and objectives. In addition to our committees' work in overseeing risk management, our full Board regularly engages in discussions of the most significant risks that the Company is facing and how these risks are being managed. The Board regularly receives reports and other information on areas of material risk to the Company including compliance, credit, cybersecurity, financial, liquidity, market/interest rate, operational, reputational, strategic, and technology risks. Those reports enable the Board to understand the risk identification, risk management and risk mitigation strategies, which are then employed by management and the enterprise risk management function. Pursuant to the Board's instruction, management regularly reports on applicable risks to the relevant committee or the full Board, as appropriate, with additional review or reporting on risks conducted as needed or as requested by the Board and its committees.

Business Conduct and Code of Ethics

We have adopted a Code of Ethics, as amended, that applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions. The Code of Ethics provides fundamental ethical principles to which these individuals are expected to adhere. The Code of Ethics operates as a tool to help directors, officers, and employees understand and adhere to the high ethical standards required for employment by, or association with, the Company.

The Code of Ethics is available on our corporate website at _www.shorebancshares.com_ under the "Governance Documents" link. Shareholders can also obtain a written copy of the Code of Ethics, free of charge, upon request to: Andrea E. Colender, Secretary, Shore Bancshares, Inc., 18 East Dover Street, Easton, Maryland 21601 or (410) 763-7800. Any future changes or amendments to the Code of Ethics and any waiver that applies to one of our senior financial officers or a member of the Board will be posted to our website.

Shareholder Communications and Annual Meeting Attendance

Shareholders may communicate with our Board by contacting Andrea E. Colender, Secretary, Shore Bancshares, Inc., 18 East Dover Street, Easton, Maryland 21601 or (410) 763-7800. All communications will be forwarded directly to the Chairman of the Board for consideration.

The Board members are not required to attend our annual meetings of shareholders. However, all directors are encouraged to attend every annual meeting of shareholders as we believe that the annual meeting is an opportunity for shareholders to communicate directly with directors. If you would like an opportunity to discuss issues directly with the members of the Board, please consider attending this year's Annual Meeting. At the 2023 annual meeting of shareholders, 12 directors (who were serving as such) were in attendance.

The Company and its subsidiaries have adopted policies and procedures to ensure compliance with the foregoing requirements.

COMMITTEES OF THE BOARD OF DIRECTORS

Executive Committee

Our Executive Committee consists of Alan J. Hyatt, (Chair), Michael B. Adams, R. Michael Clemmer, Jr., William E. Esham, III, Louis P. Jenkins, Jr., Clyde V. Kelly, III, Mary Todd Peterson, and Esther A. Streete. The Executive Committee has the authority to exercise the powers of our Board in the management of the business and affairs of the Company, subject to any restrictions imposed by law and to subsequent revision or alteration of any such action by the Board.

Audit Committee

The current members of the Audit Committee are Mary Todd Peterson (Chair), James A. Judge, Rebecca M. McDonald, Esther A. Streete, Konrad M. Wayson and Dawn M. Willey. Our Board has determined that each current member of the Audit Committee is "independent" and financially literate as required in the Audit Committee charter and as required by the rules and regulations promulgated by the SEC and Nasdaq. Our Audit Committee has adopted a charter, which is posted on our website at *www.shorebancshares.com* under the "Governance Documents" link.

The principal functions of the Audit Committee are to review the financial information to be provided to our shareholders and others, our financial reporting process, our system of internal controls, our independent auditors' independence, our audit process and the process for monitoring compliance with laws and regulations. Under our Audit Committee charter, the Audit Committee is solely responsible for hiring and firing the independent auditors and approving their fees and engagement terms; resolving any disagreement between the independent auditors and our management; and pre-approving all audit and non-audit services performed by the independent auditors, subject to a de minimis exception.

Our Board has determined that James A. Judge qualifies as an audit committee financial expert within the meaning of applicable SEC rules because he has the following attributes: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with accounting for estimates, accruals and reserves; (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, and experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal control and procedures for financial reporting; and (v) an understanding of audit committee functions. Mr. Judge has acquired these attributes by means of having held various positions that provided relevant experience, as described in his biography above.

Compensation Committee

The members of the Compensation Committee, all of whom are independent directors as that term is defined in the Nasdaq Rules, are Louis P. Jenkins, Jr. (Chair), William E. Esham, III, David S. Jones, Clyde V. Kelly, III, John A. Lamon, III, David W. Moore and Mary Todd Peterson. The Compensation Committee has adopted a charter, which is posted on our corporate website at *www.shorebancshares.com* under the "Governance Documents" link.

The Compensation Committee is generally responsible for overseeing and, as appropriate, determining our director and executive officer compensation, recommending executive promotions to the full Board, providing assistance and recommendations with respect to our compensation policies and practices, and assisting with the administration of our compensation plans. The Compensation Committee determines executive compensation pursuant to the principles discussed in the section below entitled "Compensation Discussion and Analysis" and determines director compensation by periodically reviewing the compensation practices of peer group institutions.

Pursuant to its charter, the Compensation Committee may retain or obtain the advice of a compensation consultant, legal counsel or other advisers as it deems necessary and appropriate to carry out its duties and, in connection with such retention of consultants, the Compensation Committee will consider the independence factors as required by the applicable rules of Nasdaq and the SEC. The Compensation Committee is directly responsible for the appointment, compensation and oversight of the work of any compensation consultant, legal counsel and other advisers retained by them. During fiscal year 2023, the Legacy Committee (as defined below) engaged Hunt Financial Group to perform an executive compensation market review for purposes of making 2023 compensation decisions.

Governance Committee

The members of the Governance Committee, all of whom are independent directors as that term is defined in the Nasdaq Rules, are Clyde V. Kelly, III (Chair), Louis P. Jenkins, Jr., David S. Jones, John A. Lamon, III, Frank E. Mason III and Joseph V. Stone, Jr. The Governance Committee has adopted a charter, which is posted on our corporate website at *www.shorebancshares.com* under the "Governance Documents" link.

The Governance Committee is responsible for overseeing and, as appropriate, determining or making recommendations to the Board regarding membership and constitution of the Board and its role in overseeing our affairs. The Governance Committee manages the process for evaluating the performance of the Board and for nominating candidates (including current Board members) for election by our shareholders after considering the appropriate skills and characteristics required for the Board, the current makeup of the Board, the results of the evaluations and the willingness of the Board members to be re-nominated.

Board Risk Oversight Committee

The members of the Board Risk Oversight Committee are R. Michael Clemmer, Jr. (Chair), James A. Judge, Frank E. Mason, III, Rebecca M. McDonald, E. Lawrence Sanders, III, Konrad M. Wayson and Dawn M. Willey. The Board Risk Oversight Committee has adopted a charter, which is posted on our corporate website at *www.shorebancshares.com* under the "Governance Documents" link.

The Board Risk Oversight Committee assists the Board in its oversight responsibilities by focusing specifically on the Company's enterprise risk management activities including the significant policies, procedures and practices employed to manage capital adequacy, earnings, market risk, credit risk, liquidity, compliance, regulatory, legal, reputation, and strategic operational risk and by providing recommendations to the Board and management on strategic guidance with respect to the assumption, management and mitigation of risk.

Strategic Initiatives & Technology Committee

The members of the Strategic Initiatives & Technology Committee are Michael B. Adams (Chair), Frank E. Mason, III, Rebecca M. McDonald, and Dawn M. Willey.

The Strategic Initiatives & Technology Committee's overall objective is to provide oversight and strategic guidance to management related to the Company's planning and execution of key organizational initiatives and strategic projects, technology, physical/structural assets, products, acquisitions, and key market actions. The Committee reviews and provides recommendations to the Board with respect to polices, processes and systems that management uses to manage projects, new products, facilities and technology.

Board and Committee Meetings and Attendance

Our Board held 11 meetings during fiscal year 2023. All directors of the Company attended at least 75% of the aggregate number of meetings of the Board and committees on which such directors served during their tenure as a director in fiscal year 2023.

Governance and Risk Management

We are committed to achieving excellence in our governance and risk management practices to support the Company's long-term success. The Company's Code of Ethics and Whistleblower Procedure ensure that our directors, officers, and employees are apprised of the requirements for maintaining compliance with all applicable rules and regulations. Our corporate governance policies and practices also include evaluations of the Board and its committees, which are responsible for broad oversight of Company and Bank operations.

Our internal risk management teams oversee compliance with applicable laws and regulations and coordinate with subject matter experts throughout the business to identify, monitor, and mitigate risk including information security risk management and cyber defense programs. These teams maintain rigorous testing programs and regularly provide updates to the Board and the Board Risk Oversight Committee, which periodically evaluates, and makes recommendations to the Board in regards to the Company's risk policies and procedures. The Company has a robust Information Security program that incorporates multiple layers of physical, logical, and written controls. We leverage the latest encryption configurations and technologies on our systems, devices, and third-party connections and further vet third-party vendors' encryption, as required, through the organization's vendor management process.


ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG") MATTERS


Sustainability

The Company is committed to operating in a sustainable manner and has undertaken initiatives designed to reduce our impact on the environment and to promote environmentally friendly projects and practices. With a view to increasing efficiency and reducing waste, we are continuing to digitize manual back office and banking center functions. Over the past several years, we migrated our technology infrastructure to a cloud environment, which reduced our energy usage. Many of the Bank's locations have been converted to energy efficient systems and finishes to minimize the carbon footprint, and any new buildings or locations will be constructed in this manner. We continue to embrace the use of digitized records and e-signing technology resulting in a reduction of paper waste.

We believe that a focus on environmental sustainability, with the objective of reducing costs and improving sustainability of our operations, will provide a strategic benefit to the Company. Furthermore, the Company recognizes that climate change is a growing risk for our planet, and we are committed to doing our part to mitigate this risk by placing increased focus and emphasis on environmental consciousness.

Human Capital

Our Mission and Culture

The Bank is built around the character of our people and our communities. We are dedicated to our clients, our employees, our communities, and our shareholders – our mission is your success. The Bank's corporate culture is defined by core values which include integrity, family, performance, dedication and empowerment. We value our employees by investing in competitive compensation and benefit packages and fostering a team environment centered on professional service and open communication. Attracting, retaining and developing qualified, engaged employees who embody these values are crucial to the success of the Bank and Company. We believe that relations with our employees are good.

Employee Demographics

As of December 31, 2023, the Bank employed 630 individuals, of which 610 were employed on a full-time basis (620 full time equivalent employees). The Bank's employees were not represented by a collective bargaining agreement.

The Company has no employees and reimburses the Bank for estimated expenses, including an allocation of salaries and benefits.

Diversity and Inclusion

We are committed to building a diverse workforce and an inclusive work environment which are supported by our culture and values. We strive to attract and retain employees with diverse characteristics, backgrounds and perspectives, which inspires our team to achieve more creative and innovative solutions for our customers. With a commitment to equality, inclusion and workplace diversity, we focus on understanding, accepting, and valuing the differences between people. Our commitment to equal employment opportunities is demonstrated through an affirmative action plan which includes annual compensation analyses, ongoing reviews of our selection and hiring practices and an annual review of our plan to ensure we build and maintain a diverse workforce.

Compensation and Benefits

The Bank's compensation and benefits package is designed to attract and retain a talented workforce. In addition to salaries, benefits include a 401(k) plan with an employer matching contribution, an employee stock purchase plan, medical insurance benefits, paid short-term and long-term disability and life insurance, flexible spending accounts, and tuition assistance.

Employee Health, Safety and Wellness

We are committed to supporting the safety, health and wellness of our employees. We provide paid time off (including parental and adoption leave), an employee assistance program and wellness benefits which include mental health support, coaching and other resources for employees and their immediate family members. We have adopted a flexible approach to remote work which designates roles as remote, on-site or hybrid (a combination of on-site and remote work) based on specific job responsibilities and requirements.

Professional Development

The Bank invests in the growth of its employees by providing access to professional development and continuing education courses and seminars that are relevant to the banking industry and their job function within the Company. We offer our employees the opportunity to participate in various professional and leadership development programs. On-demand training opportunities include a variety of industry, technical, professional, business development, leadership and regulatory topics.

Social Impact

We are a community bank committed to investing in the financial health and well-being of our neighbors, and we believe that the success of our communities is a shared responsibility. In 2023, the Bank supported over 517 community organizations and donated over $761,652 and countless volunteer hours. Shore United Bank's 2023 Community Impact Report, which is not incorporated into this Proxy Statement by reference, is available at https://www.shoreunitedbank.com/assets/files/x57kcWuh.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Overview

Our directors who are not also our employees or employees of our subsidiaries, referred to as "non-employee directors," receive an annual retainer for their service on the Boards of both the Bank and Company. Non-employee directors are permitted to elect to receive their quarterly installments of the annual retainer in either cash or stock pursuant to the Shore Bancshares, Inc. 2016 Stock and Incentive Compensation Plan (the "2016 Equity Plan"). These compensatory arrangements are discussed in detail below.

The following table provides information about the compensation paid to or earned by our non-employee directors during fiscal year 2023. Information regarding compensation paid to or earned by directors who are also Named Executive Officers ("NEO") is presented in the Summary Compensation Table that appears below in the section entitled "Compensation Discussion and Analysis."

Director Compensation Table

Name	Fees earned or paid in cash ($)[1]	Fees earned or paid in restricted stock ($)[2]	Non-qualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
Michael B. Adams[5]	20,008	26,992	-	739	47,739
Blenda Armistead[9]	14,625	11,254	-	525	26,404
R. Michael Clemmer, Jr.	40,013	26,987	-	1,838	68,838
William E. Esham, III	37,513	26,987	-	-	64,500
Alan J. Hyatt[6]	50,013	26,987	-	150,741 [7]	227,741
Louis P. Jenkins, Jr.[5]	20,008	26,992	-	510	47,510
David S. Jones	35,013	26,987	-	1,701	63,701
James A. Judge	37,513	26,987	-	741	65,241
Clyde V. Kelly, III	40,013	26,987	-	741	67,741
John A. Lamon	35,013	26,987	-	741	62,741
Rebecca M. McDonald[5]	17,508	26,992	-	510	45,010
David W. Moore	37,513	26,987	-	-	64,500
Mary Todd Peterson[5]	20,008	26,992	-	510	47,510
E. Lawrence Sanders, III[5]	17,508	26,992	6,637	510	51,647
Austin J. Slater, Jr.[5]	17,508	26,992	-	759	45,259
Joseph V. Stone, Jr.[5]	17,508	26,992	29,269	510	74,279
Esther A. Streete	37,513	26,987	-	139	64,639
Jeffrey E. Thompson[8]	20,013	13,494	-	556	34,063
Konrad M. Wayson	35,013	26,987	-	1,701	63,701
Dawn M. Willey	35,013	26,987	-	1,701	63,701

(1) Includes fees for which the director has elected to receive shares of our Common Stock in lieu of cash. The number of shares of stock received by each director in lieu of cash during 2023 was as follows: Mr. Mason 2,287 shares for $40,000; Mr. Clemmer 2,287 shares for $40,000; Ms. Willey 2,001 shares for $35,000; Mr. Wayson 2,001 shares for $35,000; Mr. Jones 2,001 shares for $35,000; and Mr. Adams 1,901 for $20,000.

(2) Includes amounts earned for serving on the Board of the Company paid in the form of restricted stock. The amounts reflect the aggregate grant date fair value of stock awards computed in accordance with FASB ASC Topic 718, "Accounting for Stock Compensation" ("ASC 718"). See Note 14 to the consolidated audited financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 regarding assumptions underlying valuation of equity awards.

(3) Represents the portion of non-qualified deferred compensation earnings that was above the Internal Revenue Service long-term rate. Under the plan, interest is credited at a rate equal to the Company's annualized return on equity or based on the gains or losses on the deemed investments.

(4) Represents dividends paid on unvested restricted stock.

(5) Messrs. Adams, Jenkins, Sanders, Slater, Stone, and Ms. McDonald and Ms. Peterson joined the Board effective July 1, 2023 upon completion of the Company's merger with Community Financial.

(6) The position of Chairman of the Board is paid a higher annual retainer than the remaining directors.

(7) Represents compensation of $150,000 for consulting services performed by Mr. Hyatt pursuant to the terms of a consulting agreement between Mr. Hyatt and the Bank and $741 in dividends paid on unvested restricted stock.

(8) Mr. Thompson resigned from the Board of Directors of Company effective July 1, 2023 upon the closing of the Company's acquisition of Community Financial.

(9) Ms. Armistead's service on the Board of Directors concluded with the expiration of her term as a director on May 23, 2023.

Company Director Compensation

In 2023, our non-employee directors received an annual retainer of $35,000, paid quarterly. In addition, the Chairman of the Board receives an additional annual retainer fee of $15,000 and the Chairs for each of the remaining committees of the Board receive an additional annual retainer fee of $5,000. Directors have the option to receive their retainers in the form of cash or restricted stock issued pursuant to the 2016 Equity Plan. Retainers paid in stock have a one-year vesting period. Directors also received an equity retainer valued at $27,000 in 2023.

EXECUTIVE OFFICERS WHO ARE NOT SERVING AS DIRECTORS

Below is information regarding each of our current executive officers who are not directors of the Company, including their title, age and brief biography describing each executive officer's business experience. Ages presented are as of December 31, 2023.

Name	Age	Position
Todd L. Capitani	57	Executive Vice President and Chief Financial Officer
Andrea E. Colender	60	Executive Vice President, Chief Legal Officer and Corporate Secretary
B. Scot Ebron	55	Executive Vice President and Chief Banking Officer
Christy Lombardi	47	Executive Vice President and Chief Human Resources Officer
Lacey A. Pierce	38	Executive Vice President and Chief Administrative Officer
Charles E. Ruch, Jr.	64	Executive Vice President and Chief Credit Officer
Donna J. Stevens	61	Executive Vice President and Chief Operating Officer
Talal Tay	46	Executive Vice President and Chief Risk Officer

Todd Capitani was appointed Executive Vice President and Chief Financial Officer of the Company and Bank in July 2023, upon the completion of the merger of the Company and Community Financial. Prior to joining the Company, Mr. Capitani served as Executive Vice President and Chief Financial Officer of Community Financial and Community Bank of the Chesapeake from 2009 to 2023. Prior to that, Mr. Capitani served as a Senior Finance Manager at Deloitte Consulting and as Chief Financial Officer at Ruesch International, Inc. He has over 30 years of experience in corporate finance, controllership and external audit. Mr. Capitani is involved with several local charities, religious and community organizations. Mr. Capitani is a member of the American Institute of Certified Public Accountants and other civic groups. He serves as the Treasurer on the Board of Directors for Annmarie Sculpture Garden & Arts Center. Mr. Capitani is a Certified Public Accountant and holds a Bachelor of Arts from the University of California at Santa Barbara. He also attended the Harvard Business School Program on Negotiation and the Yale School of Management Strategic Leadership Conference.

Andrea E. Colender was appointed Executive Vice President, Chief Legal Officer, and Secretary of the Company on November 1, 2021, upon the completion of the merger of the Company and Severn. Prior to joining the Company, Ms. Colender served as General Counsel to Severn and Severn Bank beginning in March 2009. She was later appointed to act as Corporate Secretary. She has served on the Board of Mid- Maryland Title, Inc., a wholly owned subsidiary of the Company, since September 2017. She also founded and serves as Chair of the Company's Advisory Board, which is comprised of all women, to help promote the financial success of women in business. Ms. Colender graduated from the University of Maryland School of Law with honors in 1988. She received her Bachelor of Arts from New College, University of South Florida, in 1985. Professional affiliations include the Maryland State Bar Association, Maryland Banker's Association, Anne Arundel Bar Association, and Executive Alliance.

B. Scot Ebron was appointed Executive Vice President and Chief Banking Officer of the Company and Bank in July 2023, upon the completion of the merger of the Company and Community Financial. Prior to joining the Company, Mr. Ebron served as the Executive Vice President and Chief Banking Officer of Community Financial and Community Bank of the Chesapeake. Mr. Ebron oversees the Bank's business development efforts, as well as the Bank's wealth management division, cannabis banking and residential mortgage teams. Mr. Ebron has worked in banking for over 30 years. He serves on the Board of Gwyneth's Gift Foundation and also on the College of Southern Maryland's Business Advisory Council. He holds a bachelor's degree in economics from the University of North Carolina.

Christy Lombardi was appointed Executive Vice President and Chief Human Resources Officer of the Company and Bank in July 2023, upon the completion of the merger of the Company and Community Financial. Prior to joining the Company, Ms. Lombardi served as Executive Vice President, Chief Operating Officer of Community Financial and Community Bank of the Chesapeake and was responsible for overseeing operations, human resources, information technology and shareholder relations. Ms. Lombardi has 25 years of banking experience. She serves on the Board of Trustees of the College of Southern Maryland, the Maryland Bankers Association Board of Directors, the Tri-County Council for Southern Maryland Board, and on the Southern Maryland Workforce Development Board. Ms. Lombardi served on the Board of Directors of the Calvert County Chamber of Commerce from 2012-2018. She completed the ABA Stonier Graduate School of Banking program, is a Maryland Bankers School graduate and holds a Masters in Management from University of Maryland University College as well as a Master of Business Administration.

Lacey A. Pierce was appointed Executive Vice President and Chief Administrative Officer of the Company and the Bank upon the completion of the Company's merger with Community Financial. Prior to joining the Company and the Bank, Ms. Pierce served as Executive Vice President and Chief Administrative Officer of Community Financial and Community Bank of the Chesapeake and was responsible for corporate administration matters and overseeing lending administration, marketing, facilities and community shareholder relations. She has more than 10 years banking experience. Ms. Pierce serves on the Board of Directors of The Arc of Southern Maryland and Farming 4 Hunger. She is a Maryland Banking School graduate and holds a bachelor's degree from Towson University. Ms. Pierce completed the ABA Stonier Graduate School of Banking program.

Charles E. Ruch, Jr. was appointed as Executive Vice President and Chief Credit Officer of the Company (formerly CNB) in 2016. Prior to that, Mr. Ruch served as the Chief Credit Officer of CNB since 2006. Mr. Ruch's banking career began in 1977 and he held various retail positions from teller to core manager through the 1980s with Equitable Bank. He joined AB&T as a commercial lender in 1987 and was AB&T's Senior Commercial Lender for 10 years. He graduated from the University of Maryland in 1983.

Donna J. Stevens was appointed Executive Vice President and Chief Operating Officer of the Company in July 2015 and Shore United Bank in July 2016. Her banking career began in 1980 and she has been employed by the Company in various officer capacities since 1997, including Chief Operations Officer; Senior Vice President, Senior Operations and Compliance Officer and Corporate Secretary for CNB the Company's wholly-owned commercial bank subsidiary from February 2010 to June 2013. Management responsibilities have included retail branch banking, loan operations and documentation, credit administration, bank operations and compliance. Professional affiliations include Maryland Banker's Association Regulatory Affairs Committee and Mid-Atlantic Regional Compliance Group. Ms. Stevens holds an associate degree in business management. She is a Maryland Banking School graduate and completed the ABA Stonier Graduate School of Banking program.

Talal Tay was appointed Executive Vice President and Chief Risk Officer of the Company and Bank in July 2023, upon the completion of the merger of the Company and Community Financial. Prior to joining the Company, Mr. Tay served as Executive Vice President, Chief Risk Officer of Community Financial and Community Bank of the Chesapeake and was responsible for enterprise risk management, credit administration, loan review as well as compliance and BSA. He has extensive experience working in the audit and risk areas of financial services. Mr. Tay holds a bachelor's degree in business marketing from Florida State University and accounting studies from the University of Texas at San Antonio. He holds a Certified Anti-Money Laundering Specialist designation.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information as of the Record Date relating to the beneficial ownership of the Common Stock by (i) each person or group known by us to own beneficially more than five (5%) of the outstanding shares of Common Stock; (ii) each of our directors and named executive officers; and (iii) all of our directors and executive officers as a group; and includes all shares of Common Stock that may be acquired within 60 days of the Record Date. The address of each of the persons named below is the address of the Company except as otherwise indicated.

Name of Beneficial Owners	Number of Shares Beneficially Owned[1][2][3]	Percent of Shares of Common Stock Outstanding[4]
Directors:		
Michael B. Adams	38,796	*
James M. Burke	69,933[5]	*
R. Michael Clemmer, Jr.	25,472[6]	*
William E. Esham, III	7,881	*
Alan J. Hyatt	1,766,435[7]	5.32%
Louis P. Jenkins, Jr.	54,751	*
David S. Jones	66,250[8]	*
James A. Judge	17,403[9]	*
Clyde V. Kelly, III	18,888	*
John A. Lamon, III	57,732	*
Frank E. Mason, III	38,987	*
Rebecca M. McDonald	91,683[10]	*
David W. Moore	7,846[11]	*
Mary Todd Peterson	23,661[12]	*
E. Lawrence Sanders, III	77,677[13]	*
Austin J. Slater, Jr.	65,130	*
Joseph V. Stone, Jr.	84,048[14]	*
Esther A. Streete	627	*
Konrad M. Wayson	66,044[15]	*
Dawn M. Willey	40,863	*
Named Executive Officers Who are Not Also Directors		
Donna J. Stevens	16,079[16]	*
Christy Lombardi	37,923[5]	*
All Directors, Executive Officers and Nominees as a Group (28 persons)	2,846,178[17]	8.57%
5% Owner(s):		
Fourthstone LLC Fourthstone Master Opportunity Fund Ltd Fourthstone GP LLC Fourthstone QP Opportunity Fund LP 13476 Clayton Road St Louis, MO 63131	3,289,744 [18]	9.91%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	3,008,321[19]	9.05%

*Less than 1% of the shares outstanding

(1) Includes shares of unvested restricted stock, with respect to which the individual has voting but no investment power as follows: Mr. Adams – 4,028 shares; Mr. Burke - 293 shares; Mr. Jenkins – 2,127 shares; Ms. McDonald - 2,127 shares; Ms. Peterson – 2,127

shares; Mr. Sanders – 2,127 shares; Mr. Slater – 2,616 shares; Mr. Stone - 2,127 shares; Mr. Wayson – 2,663 shares; Ms. Willey 2,663 shares.

(2) As to shares reported herein, except as otherwise noted, each person effectively exercises sole voting or dispositive power, or shares voting or dispositive power with spouse.

(3) Includes shares purchased under the Shore Bancshares, Inc. 2021 Employee Stock Purchase Plan ("ESPP") with respect to which the individual has sole voting and investment power as follows: Scot Ebron – 265 shares; Talal Tay – 424 shares; Donna Stevens – 1,187 shares; Andrea Colender – 1,558 shares; Lacey Pierce – 686 shares of which 343 shares are held by the ESPP of Ms. Pierce's spouse.

(4) Based upon 33,210,522 shares of Company Common Stock outstanding as of April 2, 2024.

(5) The ESOP was terminated in connection with the Company's merger with Community Financial and Mr. Burke and Ms. Lombardi have not received a distribution from the ESOP as of April 2, 2024. Mr. Burke holds 5,708 shares and Ms. Lombardi holds 6,555 shares with respect to which the individuals have voting but not investment power over the shares.

(6) Includes 350 shares held by Mr. Clemmer's wife jointly with children.

(7) Includes 7,603 shares held by a company of which Mr. Hyatt is a general partner; includes 688,080 shares held by Trusts for which Mr. Hyatt is co-trustee; includes 5,929 shares beneficially owned by Mr. Hyatt's wife.

(8) Includes 37,192 shares owned by Southern Drywell, Inc., of which Mr. Jones has a 50% interest as a co-owner; 9,279 shares owned by Jones of Annapolis, Inc., of which Mr. Jones has a 22 1/2 % interest as a co-owner; and 10,315 shares owned by Sonne Capital, of which Mr. Jones has a 16.67% interest as a co-owner.

(9) Includes 5,740 shares beneficially owned by Mr. Judge's wife.

(10) Includes 2,619 shares beneficially owned by Ms. McDonald's daughter and includes 32,602 shares held in two trusts which Ms. McDonald serves as trustee.

(11) Includes 96 shares held jointly with Mr. Moore's mother and 875 shares beneficially owned by Mr. Moore's wife.

(12) Includes 19,103 shares held in a trust account.

(13) Includes 5,558 shares beneficially owned by the individual retirement account of Mr. Sanders's wife.

(14) Includes 47,174 shares held in a trust account and 4,657 shares beneficially owned by the individual retirement account of Mr. Stone's wife.

(15) Includes 50,266 shares held in two trusts for which Mr. Wayson serves as trustee.

(16) Includes 60 shares held by Ms. Stevens jointly with children.

(17) Includes shares beneficially owned as follows: Andrea E. Colender – 26,511 shares; Todd L. Capitani – 34,597 shares; B. Scot Ebron – 52,622 shares; Lacey A. Pierce – 46,253 shares; Charles E. Ruch, Jr. – 3,032 shares; and Talal Tay – 9,054 shares. Of those shares beneficially owned, some are held in the ESOP which the individuals have voting but not investment power over the shares as follows: Mr. Capitani holds 5,033 shares, Mr. Ebron holds 819 shares, Mr. Tay holds 1,004 shares, and Ms. Pierce holds 8,882 shares of which 4,919 are held by the ESOP of Ms. Pierce's spouse. All individuals are executive officers of the Company and Bank.

(18) Based on information contained in a Schedule 13G/A filed with the SEC on February 14, 2024.

(19) Based on information contained in a Schedule 13G/A filed with the SEC on January 24, 2024.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

We are pleased to provide our shareholders with an overview of the compensation programs, process, and specific compensation decisions for the following executive officers (our "named executive officers" or "NEOs"):

Named Executive Officer	Title
James M. Burke	President and Chief Executive Officer[1]
Donna J. Stevens	Executive Vice President and Chief Operating Officer
Christy Lombardi	Executive Vice President and Chief Human Resources Officer[1]
Lloyd L. Beatty, Jr.	Former President and Chief Executive Officer[2]
Vance Adkins	Former Chief Financial Officer [3]

(1) In connection with the merger of the Company and The Community Financial Corporation, James M. Burke, the former President and Chief Executive Officer of The Community Financial Corporation was appointed as President and Chief Executive Officer of the Company and the Bank and Christy Lombardi, former Chief Operating Officer of The Community Financial Corporation was appointed as the Chief Human Resources Officer of the Company and the Bank.

(2) Mr. Beatty resigned his position as president and chief executive officer in connection with the merger of the Company and The Community Financial Corporation effective July 1, 2023 ("Merger Effective Date").

(3) Mr. Adkins terminated his employment effective as of the Merger Effective Date.

Overview

This *Compensation Discussion and Analysis* provides our shareholders with important information regarding the material components of our executive compensation program, including the following:

- ✓ A summary of key business results and compensation decisions in 2023;

- ✓ A discussion of our 2023 say-on-pay advisory vote;

- ✓ An overview of our compensation philosophy;

- ✓ A discussion of the governance practices for our executive compensation decisions;

- ✓ A review of the process by which NEO compensation decisions are made and the parties involved;

- ✓ A description of each element of our NEO compensation program and its purpose;

- ✓ A discussion of the Compensation Committee's 2023 incentive compensation decisions and the key factors that influenced those decisions; and

- ✓ An overview of other factors that affect our executive compensation program, including clawbacks and tax considerations.

Impact of Merger on Our Compensation Committee

Prior to the Merger Effective Date, our Compensation Committee consisted of the following directors: David W. Moore (Chair), Clyde V. Kelly, III, John A. Lamon, David S. Jones and Jeffrey E. Thompson (referred to herein as the "Legacy Committee"). As of the Merger Effective Date, Mr. Thompson resigned from the Board and as a member of the Compensation Committee and the following directors joined the Compensation Committee: Louis P. Jenkins, Jr. (Chair), William E. Esham, III and Mary Todd Peterson (referred to herein as the "Compensation Committee").

EXECUTIVE SUMMARY

Key Business and Financial Highlights

- Merger - The Company merged with Community Financial and its wholly owned subsidiary Community Bank of the Chesapeake on July 1, 2023. The Company recorded the assets and liabilities of Community Financial at their respective fair values as of July 1, 2023. The transaction was valued at approximately $153.6 million and expanded the Bank's footprint into the Southern Maryland Counties of Charles, St. Mary's and Calvert and the greater Fredericksburg area in Virginia, which includes, Stafford and Spotsylvania Counties. At the time of the acquisition, Community Financial added $2.4 billion in assets, $454.5 million in investments, $1.8 billion in loans, $2.0 billion in deposits, $150.6 million in brokered deposits, $69.0 million in FHLB advances and $32.0 million in subordinated debt and trust preferred debentures. The excess of the fair value of Community Financial's net assets acquired over the merger consideration resulted in a $8.8 million bargain purchase gain.

- Net Income - The Company recorded net income of $11.2 million for 2023 and net income of $31.2 million for 2022. The basic and diluted income per share was $0.42 and $1.57 for fiscal year 2023 and 2022, respectively. When comparing net income for 2023 to 2022, earnings decreased primarily due to merger-related expenses and increased provision for credit losses due to the merger and the implementation of CECL.

- Deposit Growth - Total deposits increased $2.4 billion, or 79.0%, to $5.4 billion at December 31, 2023 when compared to December 31, 2022. The increase in total deposits when compared to December 31, 2022 was primarily due to the merger. Increases within deposits during the year consisted of increases in time deposits of $760.3 million, demand deposits of $471.4 million, money market and savings of $748.6 million and noninterest-bearing deposits of $396.0 million.

- Stable Funding and Liquidity - Total funding, which includes customer deposits, Federal Home Loan Bank ("FHLB") advances, and brokered deposits were $5.4 billion at December 31, 2023. The Bank had no FHLB advances at December 31, 2023 and reduced brokered deposits $67.0 million during the fourth quarter of 2023 to $44.5 million or 0.8% of total deposits. The Bank's uninsured deposits at December 31, 2023 were $1.05 billion or 19.49% of total deposits. The Bank's uninsured deposits, excluding deposits secured with pledged collateral, at December 31, 2023 were $893.5 million or 16.59% of total deposits.

  At December 31, 2023, the Bank had approximately $1.4 billion of available liquidity including: $372.4 million in cash, $1.0 billion in secured borrowing capacity at the FHLB and other correspondent banks, and $45.0 million in unsecured lines of credit. At December 31, 2023, available liquidity of approximately $1.4 billion was 159% of uninsured deposits, excluding deposits secured with pledged collateral of $893.5 million.

- Solid Asset Quality - Non-accrual loans, OREO and loan modifications to borrowers' experiencing financial difficulties ("BEFDs") were $13.3 million or 0.22% of total assets at December 31, 2023 compared to $6.5 million or 0.18% of total assets at December 31, 2022.

Key Compensation Developments for 2023

Compensation Element	Committee Determination	Background
Base Salary	All base salaries adjusted based on peer data.	In December 2022, the Legacy Committee determined that 2023 base salaries for Messrs. Beatty and Adkins and Ms. Stevens should be increased by 5.00%, 3.85% and 4.55%, respectively. As of the Merger Effective Date, Mr. Burke and Ms. Lombardi continued to receive the same base salaries they received while employed at Community Financial – no changes were made in connection with the merger.
Short-Term Incentives	Discretionary Bonuses were awarded to Mr. Burke, Ms. Stevens and Ms. Lombardi.	The Legacy Committee did not establish formal performance metrics for the Company's short-term incentive plan in 2023 in light of the merger between the Company and Community Financial. Rather, the Compensation Committee reviewed the Company's overall financial performance at the end of the year and the individual performance of the NEOs and awarded discretionary bonuses to the NEOs. The Compensation Committee worked with Aon, the Company's independent compensation consultant, during the first quarter of 2024 to establish a formal short-term incentive program for 2024 with robust performance metrics and incentive opportunities for the NEOs.
Retention Agreements	The Legacy Committee approved Retention Agreements for Mr. Burke, Ms. Lombardi and Ms. Stevens.	In accordance with the terms of the merger agreement, the Company entered into retention agreements with the active NEOs which provided each active NEO with a RSU grant that vests ratably over a two year period. Further, each active NEO waived "good reason" for terminating employment under their existing employment agreements that arose from changes in their responsibilities or duties as a result of the merger.
Assumption and Amendment of Employment Agreements	The Legacy Committee approved the assumption of the employment agreements by and between each of Mr. Burke and Ms. Lombardi and Community Financial as of the Merger Effective Date.	In accordance with the terms of the merger agreement, the Company assumed all of the rights and obligations under the employment agreements between each of Mr. Burke and Ms. Lombardi and Community Financial. The assumed agreements expire on the second anniversary of the Merger Effective Date at which time Mr. Burke and Ms. Lombardi will each enter into a change of control agreement with the Company.
Consulting Agreement	The Legacy Committee approved consulting agreement with former President and CEO post-merger.	In accordance with the terms of the merger agreement, the Company entered into a six-month consulting agreement with Mr. Beatty.
Say-on-Pay Advisory Vote	88.36% voted in support of our legacy executive compensation program.	Company continued to receive support of its executive compensation program pre-merger.
Benchmarking	The Legacy Committee made no changes to the peer group. Peer group was only used for base salary decisions for former NEOs. Compensation Committee approved new peer group for 2024 compensation decisions.	The Legacy Committee approved the criteria and the inclusion of companies considered peers at the start of 2023. Following the Merger Effective Date, the Company engaged Aon to review its entire executive incentive program, and significant changes to the peer group were made to reflect the Company's increased size as a result of the merger. Data from the revised peer group was reviewed in establishing executive compensation programs for 2024.
Recoupment Policy	The Compensation Committee approved a clawback policy for incentive compensation received on or after October 2, 2023.	Clawback policy satisfies the requirements of the Nasdaq Rules.

Looking Ahead to 2024

The Compensation Committee worked with Aon to implement update compensation arrangements to reflect the Company's larger size and complexity following the merger, post-merger. This included development and implementation of rigorous, objective short- and long-term incentive compensation programs for 2024 that support the Company's strategic, financial and operational performance while aligning with the Company's compensation philosophy and sound incentive compensation policies.

2023 Say-on-Pay Advisory Vote

At the 2023 annual meeting of shareholders, 88.36% of the votes cast in our say-on-pay advisory vote were in favor of our executive compensation program. The Compensation Committee will continue to work diligently to ensure that our executive incentive compensation program is consistent with our compensation philosophy and the feedback we receive from our shareholders. The Compensation Committee will continue to monitor the results of the say-on-pay vote to ensure continued support for our incentive pay program among our shareholders.

Compensation Philosophy

The primary objective of the Legacy Committee's approach was to provide competitive levels of compensation so that the Company could attract, retain and reward outstanding executive officers. The Compensation Committee recognizes that in a highly competitive community banking marketplace, excellent leadership is essential. Our executive officers are expected to manage the business of the Company and its subsidiaries in a manner that promotes growth and profitability for the benefit of shareholders, while exceeding the requirements and service expectations of our customers. To that end, the Compensation Committee believes that:

- Key executives should have compensation opportunities at levels that are competitive with peer institutions;

- Total compensation should include "at risk" components that are linked to annual and long-term performance results; and

- Stock-based compensation should form a key component of total compensation as a means of linking senior management to the long-term performance of the Company and aligning their interests with those of shareholders.

Governance Practices

Our executive compensation program contains strong governance components that support our compensation philosophy and sound incentive compensation practices.

- Active oversight by the Compensation Committee consisting solely of independent directors;

- Assistance regularly provided to the Compensation Committee by an independent compensation consultant selected by the Compensation Committee;

- Perquisites are limited;

- No excise tax gross-ups, pursuant to Section 280G of the Internal Revenue Code, are contained in employment, change in control agreements or any other executive compensation arrangements;

- Executives are discouraged from engaging in hedging transactions to offset the economic risk of owning our Common Stock; and

- Executives are subject to robust share ownership guidelines.


EXECUTIVE COMPENSATION DECISION MAKING PROCESS


The Compensation Committee

The Compensation Committee, consisting entirely of independent directors, makes decisions on the compensation of our active NEOs. This responsibility is discharged within the framework of a formal committee charter, which delegates a wide range of strategic and administrative issues to the Compensation Committee. Key among the Compensation Committee's tasks is the development of, and monitoring adherence to, the Company's executive compensation philosophy. The Compensation Committee is responsible for, among other things: (a) reviewing and approving the Company's compensation strategy and practices with respect to the executive officers and certain other officers, (b) determining the CEO's compensation levels, reviewing and approving the goals and objectives relevant to the

CEO's compensation and evaluating the performance of the CEO in light of such goals and objectives, (c) approving CEO and other executive officer employment agreements, severance arrangements, and change in control agreements, (d) overseeing, and considering the results of, shareholder approval of certain executive compensation matters including advisory votes, (e) periodically reviewing and approving the peer group to be utilized in benchmarking executive and director compensation and (f) administering our senior executive incentive compensation program, including the development of plan design, the selection of performance metrics, the designation of specific performance goals and award opportunities, and the certification of performance results. See *Board Committees – Compensation Committee* for a detailed discussion of the Committee's responsibilities and membership. The Compensation Committee's charter is posted on the corporate governance pages within the Investor Relations portion of our website.

The Compensation Committee met five times in 2023, each time, discussions were held in executive session without management present.

The role of the Compensation Committee is to review the compensation of each NEO annually to evaluate whether the executive's pay level is consistent with our compensation philosophy, risk profile, and the performance of both the company and the individual, and whether market practices dictate an adjustment in the form or level of the executive's compensation. As part of the annual review, the committee considers the executive's individual contributions to the financial success of the company, management of subordinates, contribution to safety and soundness objectives, and their long-term potential as a senior executive.

The Compensation Committee does not delegate any substantive responsibilities related to the determination of compensation for our active NEOs, and the Compensation Committee members exercise their independent judgment when they make executive compensation decisions.

Timing of Executive Compensation Decisions

The Compensation Committee meets throughout the year and periodically receives input from the independent compensation consultant on emerging industry trends and best practices. Each year, the Committee typically reviews peer group composition and benchmarking data for active NEOs, followed by consideration of changes to active NEO base pay and short-and long-term incentive opportunities. Additionally, during the first calendar quarter, the Committee typically adopts short- and long-term incentive plans for the current year.

CEO's Role in the Compensation Process

The CEO is expected to provide the Compensation Committee with his evaluation of the other active NEOs' performance and recommend compensation adjustments and incentive opportunities for the current year. While the CEO provides input, the Compensation Committee has absolute discretion to accept, reject, or modify the CEO's recommendations. Our CEO plays no role in, and is not present during, discussions regarding his own compensation or final decisions of the Compensation Committee regarding compensation of the other active NEOs.

Compensation Consultant

Aon, our current independent compensation consultant, works with the Compensation Committee to review our executive compensation program relative to our performance and similarly sized institutions. The independent consultant attends meetings and supports the Compensation Committee's deliberations regarding executive compensation. While the Compensation Committee considers input from the independent consultant, the Compensation Committee's decisions are the product of many factors and considerations. Management works with the independent consultant at the direction of the Compensation Committee to develop materials and analyses that are critical to the Compensation Committee's evaluations and determinations. Such materials include data for use in determining an appropriate peer group, competitive market assessments and guidance on best practices and regulatory developments.

During the first half of 2023 (prior to the Merger Effective Date), the Company engaged Hunt Financial Group to provide the Company with advice on benchmarking base salaries. The Legacy Committee considered Hunt Financial Group's independence for the 2023 fiscal year and whether its work raised conflicts of interest under the Nasdaq Rules. Considering these factors, the Legacy Committee determined that the work performed by Hunt Financial Group did not create any conflict of interest and that Hunt Financial Group was independent of the Company's management.

Benchmarking and Peer Group Analysis

During 2023 the Legacy Committee used the peer data provided from Hunt Financial Group, an independent compensation consulting firm, to evaluate base salaries for Mr. Beatty, Mr. Adkins and Ms. Stevens, the Company's 2022 named executive officers. In the fourth quarter of 2023, the Compensation Committee engaged Aon to prepare a new peer group for 2024 executive and director compensation decisions. The peer group used by the Legacy Committee for establishing 2023 compensation is as follows:

Company	City	State
Business First Bancshares, Inc.	Baton Rouge	LA
Carter Bankshares, Inc	Martinsville	VA
Summit Financial Group, Inc.	Moorefield	WV
Southern First Bancshares, Inc.	Greenville	SC
Primis Financial Corp.	McLean	VA
First Community Bankshares, Inc.	Bluefield	VA
Orrstown Financial Services, Inc.	Shippensburg	PA
FVCBankcorp, Inc.	Fairfax	VA
Capital Bancorp, Inc.	Rockville	MD
Parke Bancorp, Inc.	Sewell	NJ

Individual Performance Assessments

Our active NEOs receive annual performance assessments following a process established by the Compensation Committee. Our CEO provides the Compensation Committee with an assessment of his direct reports, and the Compensation Committee, in turn, provides our CEO with an assessment of his performance and considers the CEO's evaluation of his direct reports.

ELEMENTS OF COMPENSATION AND 2023 PAY DECISIONS

COMPENSATION ELEMENT	PURPOSE
Base Salary	• Provide financial predictability and stability through fixed compensation; • Provide a salary that is market competitive; • Promote the retention of executives; and • Provide fixed compensation that reflects the scope, scale and complexity of the executive's role.
Short-Term Incentives	• Align management and shareholder interests; • Provide appropriate incentives to achieve our annual operating plan; • Provide market competitive cash compensation when targeted performance objectives are met; • Provide appropriate incentives to exceed targeted results.
Long-Term Equity Incentives	• Align management and long-term shareholder interests; • Balance the short-term nature of other compensation elements with long-term retention of executive talent; • Focus our executives on the achievement of long-term strategies and results; • Create and sustain shareholder value; and • Support the growth and operational profitability of the Company.
Employment and Retention Agreements	• Enable us to attract and retain talented executives; • Protect Company interests through appropriate post-employment restrictive covenants, including non-competition and non-solicitation; • Ensure management is able to analyze any potential change in control transaction objectively; and • Provide for continuity of management in the event of a change in control.
Non-Qualified Retirement and Deferred Compensation Benefits	• Provide supplemental retirement benefits to certain executives to provide a competitive compensation package.
Other Benefits	• Limit perquisites and use as competitively appropriate and necessary only to attract and retain executive talent.

2023 Base Salary

In early 2023, the Legacy Committee reviewed base compensation levels for the individuals identified as named executive officers in 2022, including Mr. Beatty, Mr. Adkins and Ms. Stevens. The Legacy Committee considered a range of factors including (i) peer data, (ii) the role of each executive in the Company's leadership team, (iii) individual performance evaluations for the prior year, and (iv) the positioning of each executive's base pay relative to other senior executives. Post-merger, Compensation Committee made no changes to the base salaries for NEOs.

2023 Short-Term Incentive Program ("2023 STIP")

The short-term incentive program provides our NEOs with the opportunity to earn cash incentive compensation for achieving specific Company performance goals. The program uses a balanced scorecard approach by establishing threshold, target and maximum incentive opportunities tied to performance factors aligned with the annual strategic plan approved by the Board.

The total amount of each NEO's incentive award under the short-term incentive plan is determined by considering performance against a scorecard of financial performance metrics that ties to our annual business plan, along with the results of a holistic assessment of each executive. All of these components are part of a scorecard that is provided to each NEO and used by the Compensation Committee to determine annual short-term incentive awards.

The Legacy Committee did not establish formal performance metrics for the Company's short term incentive plan in 2023 in light of the merger between the Company and Community Financial. This decision was influenced by the timing of the merger six months into the performance year, as well as the complexity associated with estimating the year-end financial performance for an organization being combined mid-year from two organizations that were previously operating independently and similar in size to one another. These challenges were accentuated by uncertainty in the broader banking industry. Instead, the Compensation Committee reviewed its overall financial performance at the end of the year against a peer group of banks similar in size to the combined organization. Specifically, the company reviewed its performance on pre-tax pre-provision return on average assets, pre-tax pre-provision return on average equity, efficiency ratio, non-performing assets, and net interest margin for the last six months of 2023, corresponding to the performance period following the closing of the merger. After adjusting for one-time merger expenses, the Company's performance was compared with both peer medians and peer 75th percentiles for each of these measures. The Compensation Committee evaluated the Company's performance on these metrics as well as the individual performance of the named executive officers and subjectively determined the bonus amount that would be awarded to each of the Company's NEOs.

2023 STIP Award Determination

Following the Compensation Committee's review in February 2024, the Compensation Committee awarded incentive payouts between threshold and target performance as noted below. The short-term incentive program payouts were distributed in cash.

Executive	Target Incentive (% of Salary)	Target Incentive($)	Amount Awarded (% of Salary)	Amount Awarded($)
James M. Burke	30%	160,680	21.00%	112,476
Donna J. Stevens	25%	86,250	17.50%	60,375
Christy Lombardi	25%	87,250	17.50%	61,075

2023 Long Term Incentive Program

No equity awards were granted under the 2023 Long Term Incentive Program.

Retirement Benefits and Deferred Compensation

We maintain broad-based tax-qualified pension and tax-qualified 401(k) plans. Generally, all employees of the Company are eligible to participate in these plans, including the active NEOs.

In addition to the tax-qualified plans described above, we provide certain NEOs and other highly compensated employees (designated by the Compensation Committee) with benefits under supplemental executive retirement arrangements, split dollar arrangements and our deferred compensation plan. See the narrative following the Summary Compensation Table for details regarding these arrangements.

Other Benefits

We provide our NEOs with a set of core benefits that are generally available to our other full-time employees (e.g., coverage for medical, dental, vision care, prescription drugs, and basic life insurance and long-term disability coverage).

Executive Agreements

We maintain employment, retention, change-in-control, and consulting agreements with certain NEOs. For a detailed description of these agreements, please see the narrative following the Summary Compensation Table regarding these agreements.

FACTORS THAT INFLUENCE OUR EXECUTIVE COMPENSATION PROGRAM

Clawback Policy

Pursuant to the Company's clawback policy, incentive-based compensation awarded to, earned by, or vested with any of our NEOs is subject to recoupment by the Company to the extent it exceeds the compensation that properly would have been awarded to, earned by, or vested with that NEO but for accounting errors impacting the calculation of that compensation, and which are subject of an accounting restatement required to be prepared by the Company. Under the policy, any recoupment is limited to excess compensation received by the NEO during the three completed fiscal years preceding the date the Company is required to prepare the accounting restatement, and no finding of fault of the NEO is required. The Compensation Committee has the exclusive power and authority to administer the policy, including to interpret the policy's provisions and to make all determinations deemed necessary or advisable for the policy's administration.

Executive Stock Ownership Policy

The Company maintains an Executive Stock Ownership Policy that reflects current corporate governance trends. Executives are expected to accumulate shares of Company Common Stock toward target ownership levels that are based on a multiple of base salary and a retention ratio for owned shares or shares acquired from equity awards. Our Chief Executive Officer has a target multiple of two (2) and other Section 16 executive officers have a multiple of one (1). The retention ratio is 100% of net profit shares. Executives are expected to hold 100% of the shares remaining after payment of an option exercise price and taxes owed upon exercise and/or hold 100% of newly vested shares of Company Common Stock after taxes are paid until the executive reaches his or her required multiple.

Anti-Hedging and Pledging Policies

Under the Company's Insider Trading Policy, directors, officers and employees are prohibited at all times from writing any options or short-selling securities of the Company. Directors, officers and employees are also discouraged from engaging in hedging transactions (such as "cashless" collars, forward sales, equity swaps and other similar or related arrangements) that may indirectly involve a short sale, and any such transaction must be carefully reviewed by the Company's Insider Trading Compliance Officer under the Company's Insider Trading Policy. The Insider Trading Compliance Officer will assess the proposed transaction and, in light of the facts and circumstances, make a determination as to whether the proposed transaction may be completed or would violate the Company's Insider Trading Policy.

Perquisites

We annually review the perquisites that we make available to our named executive officers. The primary perquisites for these individuals include automobile allowances and certain club dues. See "*Executive Compensation Decision Making Process — Summary Compensation Table*" for detailed information on the perquisites provided to our NEOs.

Tax and Accounting Considerations

In consultation with our advisors, we evaluate the tax and accounting treatment of each of our compensation programs at the time of adoption and periodically thereafter to ensure that we understand the financial impact of each program on the Company. Our analysis includes a detailed review of recently adopted and pending changes in tax and accounting requirements. As part of our review, we consider modifications and/or alternatives to existing programs to take advantage of favorable changes in the tax or accounting environment or to avoid adverse consequences. To the greatest extent possible, we structure our compensation programs in a tax efficient manner. However, for taxable years beginning on and after January 1, 2018, the Tax Cuts and Jobs Act of 2017 eliminated the "performance-based" compensation exception under Section 162(m), and expanded the $1 million per covered employee annual limitation on deductibility to cover all named executive officers. While the Company has sought to preserve deductibility of compensation paid to the named executive officers to the extent permitted by law, we have retained the flexibility to provide nondeductible compensation arrangements if we believe it is necessary to attract, incentivize, and retain key executives. We do not intend to change our pay-for-performance approach to awarding executive compensation even though the recent tax law changes eliminated the specific tax benefits under the prior law associated with awards of performance-based compensation.

Equity Compensation Grant and Award Practices

As a general matter, the Compensation Committee's process is independent of any consideration of the timing of the release of material non-public information, including with respect to the determination of grant dates. Similarly, the Company has never timed the release of material non-public information with the purpose or intent of affecting the value of executive compensation. In general, the release of such information reflects long-established timetables for the disclosure of material non-public information such as earnings releases or, with respect to other events reportable under federal securities laws, the applicable requirements of such laws with respect to the timing of disclosure. The Company has not granted stock options since February 6, 2017.

SUMMARY COMPENSATION TABLE

The following table sets forth for the last two fiscal years the total remuneration for services in all capacities awarded to, earned by, or paid to our Named Executive Officers (the Company's former CEO and CFO, the Company's current CEO and the two most highly compensated executive officers other than the CEO who were serving as executive officers as of December 31, 2023).

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)(2)	Stock Awards ($)(3)	Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($) (5)	Total ($)
James M. Burke(6) *President Chief Executive Officer*	2023	247,200	312,476	155,008	58,825	25,511	799,020
	2022	-	-	-	-	-	-
Donna J. Stevens *Chief Operating Officer*	2023	345,000	105,941	45,570	132,071	14,909	643,491
	2022	330,000	141,685	-	28,300	8,453	508,438
Christy Lombardi(7) *Chief Human Resources Officer*	2023	161,077	104,939	261,140	37,843	17,844	582,843
	2022	-	-	-	-	-	-
Lloyd L. Beatty, Jr.(8) *Former President and Chief Executive Officer*	2023	331,962	-	-	23,745	2,785,155	3,140,862
	2022	600,000	264,130	-	12,221	33,427	909,778
Vance Adkins(9) *Former Chief Financial Officer*	2023	142,269	-	-	(6,006)	716,673	852,936
	2022	260,000	-	-	-	10,820	270,820

(1) Amounts reflect cash bonuses awarded to the NEOs under the 2023 Short-term Incentive Program.

(2) Includes cash retention bonuses paid to Mr. Burke, Ms. Stevens and Ms. Lombardi in the amounts of $200,000, $45,566, and $43,864, respectively.

(3) Represents the aggregate grant date fair value of the granting of 13,409, 3,942, and 22,590 restricted stock units ("RSUs") to Mr. Burke, Ms. Stevens, and Ms. Lombardi respectively as retention awards related to the change in control. The RSUs were granted in July 2023 and will vest over two years beginning on the first anniversary date of the grant.

(4) Represents the sum of above-market earnings under the Company's deferred compensation plan and the aggregate change in the present value of accumulated benefits under the Supplemental Executive Retirement Plans ("SERPs") from the prior completed fiscal year to the current fiscal year. Includes an aggregate change in the present value of accumulated benefits under the SERPs of $58,825, $132,071, $37,843, $23,745, and $(6,006) to Mr. Burke, Ms. Stevens, Ms. Lombardi, Mr. Beatty, and Mr. Adkins, respectively.

(5) Details of the amounts reported in the "All Other Compensation" column for 2023 are provided in the table below.

(6) In connection with the merger of the Company and Community Financial, James M. Burke, the former President and Chief Executive Officer of Community Financial, was appointed as President and Chief Executive Officer of the Company and the Bank effective as of July 1, 2023. This table only include amounts paid to Mr. Burke post-merger.

(7) In connection with the merger of the Company and Community Financial, Christy Lombardi, the former Chief Operating Officer of Community Financial, was appointed as the Chief Human Resources Officer of the Company and the Bank effective as of July 1, 2023. This table only includes amounts paid to Ms. Lombardi post-merger.

(8) Mr. Beatty, Jr. resigned from his position as President and Chief Executive Officer, in connection with the merger of the Company and Community Financial, effective as of July 1, 2023.

(9) Mr. Adkins terminated his employment with the Company effective as of July 1, 2023.

Item	Burke	Stevens	Lombardi	Beatty	Adkins
Employer contribution to 401(k) Plan	$10,438	$ 9,416	$ -	$17,638	$ 9,487
Imputed income under split-dollar life insurance arrangement	639	1,615	343	4,748	-
Automobile	3,465	-	10,218	30,063	-
Club dues	2,654	-	-	5,498	-
Dividends paid on unvested restricted stock	7,551	1,106	7,016	-	-
Group term life benefit	764	2,772	267	1,360	210
Change-in-control severance payments	-	-	-	2,673,449	684,130
Accrued paid leave payments	-	-	-	52,399	22,846

EXECUTIVE AGREEMENTS AND PLANS

Employment Agreements – James M. Burke and Christy Lombardi

Effective as of the closing of the merger, Mr. Burke and Ms. Lombardi each entered into an Assumption and Amendment of Employment Agreement pursuant to which the Company agreed to assume all of the rights and obligations under each executive's employment agreement with Community Financial, as described below, and as amended to provide that each employment agreement will expire on the second anniversary of the closing of the merger, at which time, if the executive remains employed with the Company, the executive will be eligible to enter into a change of control agreement with the Company.

As amended, the employment agreements provide for an annual salary, eligibility to participate in employee benefit plans and programs maintained by the Company for the benefit of their employees, including discretionary bonuses, incentive compensation programs, medical, dental, pension, profit sharing, retirement and stock-based compensation plans and certain fringe benefits applicable to executive personnel.

Under the employment agreements if the executive's employment is terminated for cause, he or she will receive only his base salary or other compensation earned through the date of termination and any other compensation or vested benefits provided under applicable plans or programs. All other obligations of the Company terminate on the date of termination.

Further, under Mr. Burke's employment agreement, if his employment is terminated without cause (as defined in his employment agreement), he will receive a lump sum payment equal to three times his base salary and three times his most recent annual incentive compensation payment. Mr. Burke would also receive an amount equal to the monthly COBRA premium that he would be required to pay to continue the benefits in effect as of his termination date under the Bank's medical, dental and life insurance plans, multiplied by 36. Under the employment agreement for Ms. Lombardi, if her employment is terminated without cause (as defined in her employment agreement), she would receive a lump sum payment equal to two times her base salary and two times her most recent annual incentive compensation payment. Ms. Lombardi would also receive an amount equal to the monthly COBRA premium that she would be required to pay to continue the benefits in effect as of her termination date under the Bank's medical, dental and life insurance plans, multiplied by 36.

Upon voluntary termination of employment, Mr. Burke and Ms. Lombardi would receive accrued and earned base salary and other compensation and benefits provided under the Bank's benefit plans and programs as of the date of termination.

The employment agreements also provide each executive with disability benefits. If an executive terminates employment after becoming disabled pursuant to the terms of the agreement, the executive will receive the compensation and benefits provided for under the executive's employment agreement for (1) any period during the term of the agreement and before the establishment of the executive's disability; or (2) any period of disability before the executive's termination of employment due to disability.

Upon an executive's death, the employment agreements provide that the Company will pay the executives or their respective beneficiaries or estate any compensation due to the executive through the end of the month in which the executive's death occurred, plus any other compensation or benefits to be provided in accordance with the terms and provisions of the Bank's benefit plans and programs in which the executive participated as of the date of the executive's death.

Upon a change in control, Mr. Burke's employment agreement provides that if (1) his employment is terminated without cause or without his consent and for a reason other than cause in connection with or within 12 months after a change in control (as defined in the agreement); or (2) Mr. Burke voluntary terminates employment within 12 months following a change in control upon the occurrence of certain "good reason" events described in the agreement, he will receive a lump sum payment equal to three times his annual base salary and three times his most recent annual incentive compensation payment, plus an amount equal to the monthly COBRA premium that he would be required to pay to continue the benefits in effect as of his termination date under the Bank's medical, dental and life insurance plans, multiplied by 36. Under Ms. Lombardi's employment agreement, she will receive a lump sum payment equal to two times her annual base salary and two times her most recent annual incentive compensation payment, plus an amount equal to the monthly COBRA premium that she would be required to pay to continue the benefits in effect as of her termination date under the Bank's medical, dental and life insurance plans, multiplied by 36. Both Mr. Burke and Ms. Lombardi entered into Retention Agreements with the Company, under which they waived their right to terminate for "good reason" based on the changes in responsibility or duties as a result of the merger.

Section 280G of the Internal Revenue Code provides that severance payments that equal or exceed three times an individual's base amount are deemed to be "excess parachute payments" if they are contingent upon a change in control. An individual's base amount is generally equal to an average of the individual's taxable compensation for the five taxable years preceding the year a change in control occurs. The employment agreements apply a "best net benefits" approach in the event that severance benefits under the agreement or otherwise result in "excess parachute payments" under Section 280G. Applying the "best net benefits" methodology, the Agreement provides for two separate calculations to address the application of Section 280G to payments that are contingent on a change in control. The first calculation establishes the after-tax benefit to the executive if the aggregate change in control-related payments are reduced below his Section 280G threshold, thereby avoiding the excise tax. The second calculation determines the after-tax benefit if the payments are made without reduction, and the executive's after-tax benefit reflects payment of the golden parachute excise tax by the executive. The executive's benefits will be reduced unless the after-tax benefit to the executive of paying the full amount exceeds the after-tax benefits of paying the reduced amount by at least $50,000.

Donna J. Stevens Change in Control Agreement

On November 1, 2018, the Company and Ms. Stevens entered into a Change in Control Agreement. Pursuant to the Change in Control Agreement, in the event the executive is terminated (i) by the Company without "Cause", or (ii) by the executive for "Good Reason" within 12 months of a "Change in Control" of the Company (the terms "Cause," "Change in Control" and "Good Reason" are defined below), the executive will be entitled to receive an amount equal to 2.0 times the executive's base salary and bonus (not to include the exercise of any stock options) paid or scheduled to be paid under the Company's annual incentive plan in the calendar year of the Change in Control. The Change in Control benefit will be paid in one lump sum on the 60th day following termination of employment, provided that the executive has executed and delivered a release of claims and the statutory period during which she may revoke that release has expired on or before that 60th day. Ms. Stevens entered into Retention Agreement with the Company, under which she waived he right to terminate for "good reason" based on the changes in responsibility or duties as a result of the merger.

The Change in Control Agreement has a twelve-month term, which will automatically renew for successive twelve- month terms unless a party notifies the other party at least 60 days prior to the end of the then-current term of its or her decision not to renew the Change in Control Agreement. At least 120 days prior to the commencement of a new term, the Board or a committee thereof will conduct a comprehensive performance evaluation and review of Ms. Stevens to determine whether to give notice of non-renewal.

The Change in Control Agreements define the term "Cause" as: (i) the officer's "Disability" (as defined in the Change in Control Agreement); (ii) an action or failure to act by the officer constituting fraud, misappropriation or damage to the property or business of the Company; (iii) conduct by officer that amounts to fraud, personal dishonesty or breach of fiduciary duty; (iv) officer's conviction (from which no appeal may be, or is, timely taken) of a felony or willful violation of any law, rule or regulation (other than traffic violations or similar offenses); (v) the officer's breach of any of her obligations hereunder; (vi) the unauthorized use, misappropriation or disclosure by the officer of any confidential information of the Company or of any confidential information of any other party to whom the officer owes an obligation of nondisclosure as a result of his relationship with the Company; (vii) the willful violation of any final cease and desist or consent order; (viii) a knowing violation by officer of federal and state banking laws or regulations which is likely to have a material adverse effect on the Company, as determined by the Board; (ix) the determination by the Board, in the exercise of its reasonable judgment and in good faith, that officer's job performance is substantially unsatisfactory and that she has failed to cure such performance within a reasonable period (but in no event more than thirty (30) days) after written notice specifying in reasonable detail the nature of the unsatisfactory performance; (x) officer's material breach of any of the Company's written policies; or (xi) the issuance of any order by the Maryland Commissioner of Financial Regulation, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, or any other supervisory agency with jurisdiction over the Company permanently prohibiting the continued service of the officer with the Company. No act or failure to act on the part of the officer shall be considered "willful" unless it is done, or omitted to be done, by the officer in bad faith or without reasonable belief that the officer's action or omission was in the best interests of the Company. Any act or failure to act that is based upon authority given pursuant to a resolution duly adopted by the Board, or upon the advice of legal counsel for the Company, shall be conclusively presumed to be done, or omitted to be done, by the officer in good faith and in the best interest of the Company.

The term "Good Reason" is defined as the termination by the officer within 12 months following a Change in Control based on: (i) without the officer's express written consent, a material adverse change made by the Company which would reduce the officer's functions, duties or responsibilities; (ii) without the officer's express written consent, a 5% or greater reduction by the Company in the officer's base salary as the same may be increased from time to time; or (iii) without the officer's express written consent, the Company requires the officer to be based at a location more than 50 miles from Easton, Maryland (which requirement shall be deemed to be a material change in the geographic location at which the officer must perform services for the Company), except for required travel on business of the Company to an extent substantially consistent with the officer's present business travel obligations. Good Reason shall, for all purposes under the Change in Control Agreement, be construed and administered in manner consistent with the definition of "good reason" under Treasury Regulation §1.409A-1(n).

The term "Change In Control" is defined as the occurrence of any of the following events: (i) a person, or group of persons acting together, acquires ownership of securities of the Company that, together with such person's or group's other securities, constitutes more than 50% of the total fair market value or total voting power of the Company's securities; (ii) any person, or group of persons acting together, acquires (or has acquired during the preceding 12-month period) ownership of securities of the Company possessing 35% or more of the total voting power of the Company's securities, (iii) a majority of the Company's Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Company's Board prior to the date of the appointment or election; or (iv) any person, or group of persons acting together, acquires (or has acquired during the preceding 12-month period) assets from the Company that have a total gross fair market value equal of at least 40% of the total gross fair market value of all of the Company's assets.

Lloyd L. Beatty, Jr. Change in Control Agreement and Consulting Agreement

Pursuant to the terms of the merger agreement, effective as of the closing of the merger, Mr. Beatty resigned from his positions as President and Chief Executive Officer of the Company and the Bank. In connection with his resignation, Mr. Beatty received the benefits pursuant to his existing Change in Control Agreement with the Company.

On November 1, 2018, the Company and Mr. Beatty entered into a Change in Control Agreement. Pursuant to the Change in Control Agreement, upon Mr. Beatty's termination by the Company without cause (as defined in the agreement), Mr. Beatty became entitled to receive an amount equal to 2.99 times the executive's base salary and bonus (not to include the exercise of any stock options) paid or scheduled to be paid under the Company's annual incentive plan in the calendar year of the Change in Control. This amount was paid in a lump sum shortly after the merger. In connection with the payment under his Change in Control Agreement, Mr. Beatty executed a separation agreement, which includes a general release of claims and non-competition and non-solicitation covenants for the two-year period following his termination of employment.

Mr. Beatty entered into a consulting agreement with the Company. The term of the consulting agreement commenced on the closing date of the merger and continued for six months. Mr. Beatty did not receive consideration for the service as a consultant.

Vance W. Adkins Change in Control Agreement

Pursuant to the terms of the merger agreement, effective as of the closing of the merger, Mr. Adkins terminated his employment with the Company. Mr. Adkins received the benefits pursuant to his existing Change in Control Agreement with the Company.

On November 22, 2021, the Company and Mr. Adkins entered into a Change in Control Agreement. Pursuant to the Change in Control Agreement, upon Mr. Adkins' termination by the Company without cause (as defined in the agreement), Mr. Adkins became entitled to receive an amount equal to 2.0 times the executive's base salary and bonus (not to include the exercise of any stock options). This amount was paid in a lump sum shortly after the merger. In connection with the payments under his Change in Control Agreement, Mr. Adkins executed a separation agreement, which includes a general release of claims and non-competition and non-solicitation covenants for one year following his termination of employment.

Executive Retention Agreements

In connection with the merger, Mr. Burke, Ms. Lombardi and Ms. Stevens entered into retention agreements with the Company. In exchange for a cash retention payment payable in a lump sum no later than the first regular payroll period following the closing date of the merger and a grant of restricted stock units that would vest fifty percent on each of the first and second anniversaries of the closing date of the merger if the executive remained employed through each date, each executive agreed to waive "good reason" to terminate employment as a result of the merger or any changes to the executive's role, title, position, status, authority, duties and/or responsibilities that occur subsequent to the merger and that were not clearly communicated to the executive prior to the merger.

Supplemental Executive Retirement Plans - Lloyd L. Beatty, Jr. and Donna Stevens

The Company maintains supplemental executive retirement plans for Mr. Beatty and Ms. Stevens (collectively the "Shore SERPs"). Mr. Beatty is currently in pay status under his supplemental executive retirement plan., Under the terms of Ms. Steven's supplemental executive retirement plan, if she remains continuously employed by the Bank until on or after attaining age 65, then following the date on which she experiences a separation from service on or after attaining age 65 (her "Normal Retirement Date") for any reason other than (i) termination for cause, (ii) death or disability, or (iii) on or within twelve (12) months following the effective date of a Change in Control, the Bank will pay Ms. Stevens a normal retirement benefit, equal to $100,000 ("Normal Retirement Benefit") for each year for ten (10) years. Payment of the Normal Retirement Benefit commences upon her Normal Retirement Date, beginning with the month immediately following her Normal Retirement Date, and will be paid in twelve (12) equal monthly installments (without interest) on the first day of each month thereafter until paid in full. If Ms. Stevens terminates her employment prior to attainment of age 65, the

Bank will distribute her benefit in a single lump sum on or within thirty (30) days after her separation from service in an amount equal to the accrual balance in her supplemental executive retirement plan as of her separation date. In the event of a change in control followed by a termination of Ms. Steven's employment before, on or after attainment of age 65, Ms. Stevens is entitled to a lump sum payment on or within thirty (30) days after her separation from service in an amount equal to the present value of her Normal Retirement Benefit discounted using the current discount rate being utilized to calculate GAAP liabilities and assuming payments commence immediately. In the event Ms. Stevens becomes permanently disabled the benefit under her supplemental executive retirement plan will be equal to the accrual balance as of the date she becomes disabled. In the event of her death while in continuous service with the Bank, but before the occurrence of any event that would entitle her to a benefit and prior to the payment of the entire accrual balance, Ms. Steven's beneficiary will receive in a single lump sum on or within thirty (30) days after her death an amount equal to the remaining accrual balance at the time of her death.

2021 Deferred Compensation Plan

The Company sponsors the Shore Bancshares, Inc. Deferred Compensation Plan (the "Company Deferred Compensation Plan"), which is an unfunded nonqualified deferred compensation plan that provides an opportunity for our Board, a select group of management and highly compensated employees to voluntarily defer a portion of their compensation. Prior to the beginning of each calendar year, an eligible individual may elect to defer receipt of all or a portion of any Base Salary (as defined in the plan document) or retainer fees that will be earned by such person in the next calendar year. An eligible individual may elect to defer not less than 5% and up to a maximum of 50% of the eligible individual's Base Salary or 100% of other compensation (such as bonuses or other incentive compensation). The Company, in its sole discretion, may also credit any amount to a non-director participant's Employer Discretionary Contribution Account (the "Employer Discretionary Contributions"). During 2023, only Ms. Stevens participated in the Company Deferred Compensation Plan.

At the choice of the participant, the Company credits a non-director participant's account with earnings based on the hypothetical earnings of an investment fund, or default to a money market fund if no election is made. The Company credits a director's account for the deferral of retainer fees as deemed to be invested in units of Company shares of Common Stock. Participants are fully vested at all times in all deferred compensation or retainer fees credited to each participant's account. Participants receiving Employer Discretionary Contributions vest at a rate to be determined by the Company at the time it makes such contribution, or if not otherwise defined at the time, upon the third anniversary of the contribution. A non-director participant's benefit is paid on the earliest date of the following: Retirement, Separation from Service, Fixed Payment Date, or Hardship (as those terms are defined in the plan document), and are paid in cash either in a lump sum or annual installments as described in the Company Deferred Compensation Plan. A director participant's benefit is paid only upon a Separation from Service other than for Cause (including but limited to a Separation from Service due to Retirement, death, or Disability), and are distributed in shares of Company Common Stock. The Company entered into an agreement with Matrix Trust Company as trustee to make contributions to a trust that provides the Company with a source of funds to assist in meeting its liabilities under the Company Deferred Compensation Plan.

Supplemental Executive Retirement Plans – James Burke and Christy Lombardi

The Community Bank of the Chesapeake maintained, and the Company assumed in the merger, the 2011 and 2014 supplemental executive retirement plans with Mr. Burke and a 2014 supplemental executive retirement plan with Ms. Lombardi (collectively the "Community SERPs") to provide the executives with additional compensation at retirement or upon termination of employment due to death, disability or a change in control. If an executive remains employed with the Bank until his or her normal retirement age of 65, he or she is entitled to receive a retirement benefit payable annually for a period of 15 years. The annual benefits for Mr. Burke and Ms. Lombardi (in the aggregate) are $77,434, and $149,338, respectively. A reduced benefit is payable if the executive retires before normal retirement age or terminates service with the Bank for other reasons. If an executive's employment is terminated for cause, the executive will not be entitled to any benefits under the Community SERPs.

In the event of a change in control (which occurred as a result of the merger of Community Financial with the Company) prior to Mr. Burke's and Ms. Lombardi's (i) attaining age 65, (ii) death, (iii) disability, (iv) retirement, or (v) Separation from Service (as defined in the Community SERP agreements), the SERP benefit will equal the accrued benefit calculated as of any subsequent separation from service following the change in control with 36 months of additional service for purposes of calculating the accrual. Payments will commence at the earliest of an executive's attainment of age 65 or death. However, if an executive experiences a Separation from Service within 24 months following a change in control, the executive is entitled to his full accrued retirement benefit, with payments to commence no later than the second month following his Separation from Service. Under the Community SERPs if the change in control benefit payment made to Mr. Burke and Ms. Lombardi would be treated as an "excess parachute payment" under Code Section 280G ("280G Limit"), the Bank will reduce such benefit payment to the extent necessary to avoid treating such benefit payment as an excess parachute payment; however, the payments or benefits shall not be reduced if the net after tax benefit to the executive of receiving the total payments exceeds the net after tax benefit of receiving the reduced benefits by at least $50,000.

Salary Continuation Agreement – James Burke

The Salary Continuation Agreement ("SCA") is a non-qualified deferred compensation arrangement that provides Mr. Burke with additional compensation at retirement or upon termination of employment due to death, disability or a change in control. Mr. Burke's SCA provides him a total annual SCA benefit equal to $101,000. This benefit is payable upon normal retirement at or after age 65 (normal retirement age). A reduced benefit is payable if the named executive officer retires before normal retirement age. The annual SCA benefits are payable on a monthly basis to the executive or his designated beneficiaries over a 15 year period. If Mr. Burke dies while in active service with the Bank, the executive's designated beneficiaries will be provided with an annual benefit, for a period of 15 years, equal to $101,000, commencing with the month following the executive's death. If the executive dies after his employment has terminated, but before payments under the agreement have commenced, his designated beneficiaries will be entitled to the same payments beginning on the first day of the month after the executive's death. If the executive dies after the benefit payments have commenced, but before receiving all of the payments, the designated beneficiaries will be entitled to the remaining benefits that would have been paid to the executive if the executive had survived.

Under the SCA if Mr. Burke's employment is terminated for cause, he will not be entitled to any benefits under the terms of his SCA. Under the SCA, Mr. Burke is entitled to a change in control annual benefit ranging from $63,536 to $101,000, (based on the date of termination) if his employment is terminated within 12 months subsequent to a change in control and before age 65. The SCA provides an annual disability benefit ranging from $84,876 to $101,000 for Mr. Burke depending on the date of termination, commencing with the month following the executive attaining age 65.

Deferred Compensation Plan

The Community Bank of the Chesapeake also maintained an Executive Deferred Compensation Plan, which was assumed by the Company in the merger. Under the Executive Deferred Compensation Plan, executives including Mr. Burke and Ms. Lombardi could defer all or any portion of their base salary. Upon the merger, which constitutes a change in control, all deferred amounts were paid out to Mr. Burke and Ms. Lombardi within 90 days following the closing of the merger.

Split Dollar Life Insurance Agreements

The Bank is a party to individual split dollar life insurance arrangements with Mr. Burke and Ms. Lombardi. These arrangements provide each executive's beneficiary with pre- and post-retirement death benefits. The Bank has purchased life insurance policies on the lives covered by these agreements in amounts sufficient to provide payments to the beneficiaries, and the Bank pays the premiums due on the policies as an additional employment benefit. The economic benefit (the imputed income amount of this insurance) for the year 2023 to the NEOs is included in the amounts for each of these executive officers set forth in the Summary Compensation Table under the column "All Other Compensation." Under these arrangements, Mr. Burke and Ms. Lombardi are entitled to a pre-retirement split dollar benefit amount equal to the lesser of $500,000 and $250,000, respectively, or the net amount at risk insurance portion of the proceeds. These arrangements provide a post-retirement split dollar benefit to Mr. Burke and Ms. Lombardi equal to the lesser of $100,000 or the net amount at risk insurance portion of the proceeds. The net amount at risk portion is the total proceeds less the cash value of the policy.

2016 Equity Plan – Shore Bancshares, Inc.

The Company maintains the 2016 Equity Plan as part of its long-term incentive program. During 2023, Mr. Burke, Ms. Stevens and Ms. Lombardi each received a Retention Bonus in the form of an RSU award which vests ratably over a 2-year period. Under the terms of the outstanding equity awards, all unvested shares will lapse and be forfeited upon the termination of the participant's employment with the Company. The 2016 Equity Plan will terminate on April 27, 2026, and no further awards may be granted under the 2016 Equity Plan after that date. No stock options were granted to the NEOs in 2023.

2015 Equity Compensation Plan – The Community Financial Corporation, as assumed by Shore Bancshares, Inc.

The Company assumed The Community Financial Corporation 2015 Equity Compensation Plan in connection with the merger ("Assumed Equity Plan"). Each time-based and performance-based restricted stock award granted under the Assumed Equity Plan and outstanding as of the effective date of the merger was assumed and converted into a restricted stock award for Company Common Stock in accordance with the merger exchange ratio. All assumed restricted stock awards continue to be subject to the same terms and conditions as were applicable prior to the merger, however performance-based awards were converted assuming that all performance goals had been satisfied at target and converted into time-based awards as of the effective date of the merger. 603,676 shares of Company Common Stock may be issued under the Assumed Equity Plan, subject to the terms of the plan and securities regulations. No additional equity awards were made under the Assumed Equity Plan during 2023.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table provides information with respect to outstanding equity awards held by the NEOs at December 31, 2023.

| | | Stock Awards | |
| | | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($)[1] |
Name	Grant Date		
Mr. Burke	02/04/2021	950 [2]	13,538
	02/04/2021	2,848 [3]	40,584
	02/10/2022	1,192 [4]	16,986
	02/10/2022	1,788 [5]	25,479
	02/02/2023	214 [6]	3,050
	03/06/2023	4,692 [7]	66,861
	03/06/2023	4,695 [8]	66,904
	05/01/2023	293 [6]	4,175
	07/01/2023	13,409 [9]	191,078
Ms. Stevens	07/01/2023	3,942 [9]	56,174
Ms. Lombardi	02/04/2021	529 [2]	7,538
	02/04/2021	1,586 [3]	22,601
	02/10/2022	657 [4]	9,362
	02/10/2022	985 [5]	14,036
	03/06/2023	1,018 [7]	14,507
	03/06/2023	1,020 [8]	14,535
	07/01/2023	22,590 [9]	321,908
Mr. Beatty	-	-	-
Mr. Adkins	-	-	-

(1) Based upon the Company's closing stock price of $14.25 per share at December 29, 2023.
(2) Units vest in three equal installments beginning on February 4, 2022.
(3) Performance shares for the 2021-2023 performance period converted to time-based restricted stock units at merger and vest in full on February 4, 2024.
(4) Units vest in three equal installments beginning on February 10, 2023.
(5) Performance shares for 2022-2024 performance period converted to time-based restricted stock units at merger and vests in full on February 10, 2025.
(6) Restricted shares vest on the first anniversary of the grant date.
(7) Units vest in three equal installments beginning on March 6, 2024.
(8) Performance shares for the 2023-2026 performance period converted to time-based restricted stock units at merger and vests in full on March 6, 2027.
(9) Units vest in two equal installments beginning on July 1, 2024.

PAY-VERSUS-PERFORMANCE

Year	Summary Compensation Table Total for CEO ($)[1] Beatty	Compensation Actually Paid to CEO ($) Beatty	Summary Compensation Table Total for CEO ($)[1] Burke	Compensation Actually Paid to CEO ($) Burke	Average Summary Compensation Table Total for Non-CEO NEOs ($)	Average Compensation Actually Paid to Non-CEO NEOs ($)	Value of Initial Fixed $100 Investment based on Total Shareholder Return ($)	Net Income ($)
2023	3,140,861	3,140,570	799,020	823,190	693,090	1,413,810	82.09	11,228
2022	909,778	864,130	-	-	445,382	431,495	100.40	31,177
2021	1,105,740	816,533	-	-	467,578	416,411	120.10	15,367

(1) Compensation Actually paid makes required adjustments to the total amount of compensation shown for our Principal Executive Officer ("PEO") and Former PEO, Mr. James M. Burke and Mr. Lloyd L. Beatty, and NEOs other than our PEO, in the Summary

Compensation Table included above. These NEOs were Ms. Stevens, Ms. Lombardi and Mr. Adkins for 2023 and Ms. Stevens and Mr. Allen for 2022 and 2021.

Relationship Between Compensation Actually Paid and Performance

As we discussed above, we completed our merger with Community Financial on July 1, 2023, and continue on-going integration efforts. It is not uncommon for TSR to take time to stabilize following a period of merger activity, and this is exhibited in the decline in our TSR following the merger and integration with Community Financial. In addition, economic factors including inflation, elevated interest rates and bank failures in early 2023 have had a significant impact on financial institutions stock performance and consequently TSR's over the last 13 months. The Company believes these external economic factors to be outside of the Company's control, but also believe it is the responsibility of the Company's Chief Executive Officer and named executive officers to navigate, adapt, and execute the Company's strategic objectives despite these rapidly changing economic conditions.

When assessing the compensation actually paid to our current Chief Executive Officer, Mr. Burke and other named executive officers, over the same period of 2023, the Company considers their performance to be satisfactory based on completing a successful merger and integration while restructuring the Company's balance sheet to withstand recent economic challenges previously mentioned above. In addition, the Compensation Committee has established a compensation package for the newly appointed Chief Executive Officer and named executive officers it believes are commensurate with other peer financial institutions of a similar size and earnings potential.

When assessing the compensation actually paid to our former Chief Executive Officers, Mr. Beatty, it is noted that his compensation in 2023 included his change-in-control severance payment which was directly tied to the merger with Community Financial and constituted 85% of total compensation actually paid. The remaining compensation paid in 2023 excluding the change-in-control severance payment, represented approximately six months of compensation and when compared to 2022 represented an increase of 7.5%, which aligns with the Company's financial performance.

The slight increases in compensation actually paid to our former Chief Executive Officer and other named executive officers between 2022 and 2021 period reflect the Company's otherwise strong performance, including an increase in net income of over 100%. Observing the previous three years, compensation actually paid to each of our Chief Executive Officers and named executive officers has aligned with the Company's financial performance and successful execution of merger-related activities.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee oversees executive compensation matters. Louis P. Jenkins, Jr., (Chair), William E. Esham, III, David S. Jones, Clyde V. Kelly, III, John A. Lamon, III, David W. Moore and Mary Todd Peterson served on the Compensation Committee beginning on July 1, 2023 to the present and David W. Moore, (prior Chair), Clyde V. Kelly, III, John A. Lamon, III, David S. Jones and Jeffrey E. Thompson served on the Compensation Committee prior to our merger with Community Financial. None of the foregoing persons were, during 2023, an officer or employee of the Company, were formerly an officer of the Company, had any relationship requiring disclosure pursuant to Item 404 of Regulation S-K, or had any interlocking relationship contemplated by Item 407(e)(4)(iii) of Regulation S-K.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review, Approval and Ratification of Related Party Transactions

It is the policy of the Company that all permissible transactions between the Company and its executive officers, directors, holders of 5% or more of the shares of its Common Stock and affiliates thereof, contain terms no less favorable to the Company than could have been obtained by it in arm's-length negotiations with unaffiliated persons and are required to be approved by a majority of independent outside directors of the Company not having any interest in the transaction.

Nasdaq Rule 5630 requires the Company to conduct an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and further requires all such transactions to be approved by the Company's Audit Committee or another "independent body" of the Board. The term "related party transaction" is generally defined as any transaction (or series of related transactions) in which the Company is a participant and the amount involved exceeds $120,000, and in which any director, director nominee, or executive officer of the Company, any holder of more than 5% of the outstanding voting securities of the Company, or any immediate family member of the foregoing persons will have a direct or indirect interest.

Leases

The Company leases a portion of one of its facilities to a law firm, in which Alan J. Hyatt is a partner. In January 2022, the lease entered the final five-year renewal option under the leasing agreement. The total rent payments received were $110,790 for 2024 (through the date of this Proxy Statement), $324,705 for the year ended December 31, 2023 and $312,679 for the year ended December 31, 2022. The law firm also reimburses the Company for its share of common area maintenance and utilities. The total reimbursements for 2023 and 2022 were $202,031 and $141,556, respectively and the total reimbursement for 2024 (through the date of this Proxy Statement) were $48,718. In addition, the law firm represents the Company and the Bank in certain legal matters.

The Bank leases its Fredericksburg, Virginia lending center from GAFR Holdings in which Michael B. Adams, a director of the Company and Bank, is a 25% owner and managing member. The Bank paid GAFR Holdings $116,381 in 2023 (in which Mr. Adams had a 25% interest of approximately $29,095). In addition, from the beginning of 2024 through the date of this Proxy Statement, the Bank paid GAFR Holdings $26,215 (in which Mr. Adams had a 25% interest of approximately $6,554) in connection with the lease. Mr. Adams is also the 100% owner and President of JON Properties, LLC ("JON Properties"). The Bank pays monthly fees to JON Properties in connection with common area maintenance for the Virginia lending center. The Bank paid JON Properties $14,208 in 2023 in common area maintenance fees. Since the beginning of 2024 through the date of this Proxy Statement, the Bank has paid the entity $2,892 in 2024 in common area maintenance fees.

Legal Fees

Alan J. Hyatt, who is the Chairman of the Board of the Company and the Bank, is a partner of the law firm of Hyatt & Weber, P.A., which serves as general counsel to the Company and the Bank. The law firm of Hyatt & Weber, P.A. received fees in the amount of $42,239 and $36,756 for services rendered to the Company and to the Bank and its subsidiaries for the years ended December 31, 2023 and 2022, respectively. Since the beginning of 2024 through the date of this Proxy Statement, Hyatt & Weber, P.A. received fees in the amount of $3,670 for services rendered to the Company and to the Bank and its subsidiaries during 2024.

Louis P. Jenkins, Jr., who serves on the Board of the Company and the Bank, is the principal of Jenkins Law Firm, LLC, which serves as general counsel to the Company and the Bank. Jenkins Law Firm, LLC received fees in the amount of $1,061 for services rendered to the Company and to the Bank for the year ended December 31, 2023 and did not receive any fees in 2024. As of the date of this Proxy Statement, the Company and the Bank have not paid any fees to Jenkins Law Firm, LLC in 2024.

Consulting Agreement

The Bank maintains a 5-year Consulting Agreement with Alan J. Hyatt which commenced on the closing date of the merger of Severn with the Company. Under the terms of the Consulting Agreement, Mr. Hyatt's consulting services consist of assisting the Bank in business introductions, business development calls and business referrals; attending community functions sponsored by the Bank; and assisting in any other matters or duties Executive Management may request. In consideration of the consulting services, Mr. Hyatt receives an annual consulting fee of $150,000 payable in equal monthly installments.

Ordinary Banking Relationships

The Sarbanes-Oxley Act of 2002 generally prohibits loans by the Company to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by the Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to the Bank and must not involve more than the normal risk of repayment or present other unfavorable features. The Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit the Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee. The Bank does not currently have such a program in place. From time to time, the Bank engages in banking transactions in the ordinary course of businesses with the Bank's directors and officers and with the associates of such persons on substantially the same terms, including interest rates, collateral, and repayment terms on loans, as those prevailing at the time for comparable transactions with persons not related to the Company and its subsidiaries. Extensions of credit by the Bank to these persons have not and do not currently involve more than the normal risk of collectability or present other unfavorable features. Any loans we originate with officers, directors or principal shareholders, as well as their immediate family members and affiliates, are approved by our Board of Directors in accordance with the applicable regulatory requirements.

As of December 31, 2023 and 2022, such loans outstanding, both direct and indirect (including guarantees), to directors, their associates and policy-making officers, totaled approximately $44.5 million and $24.1 million, respectively. As of December 31, 2023 and 2022, deposits, both direct and indirect, from directors, their associates and policy-making officers, totaled approximately $35.6 million and $11.9 million, respectively.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of the outstanding shares of Common Stock to file reports with the SEC disclosing their ownership of Common Stock at the time they become subject to Section 16(a) and changes in such ownership that occur during the year. Based solely on a review of copies of such reports furnished to us, or on written representations that no reports were required, we believe that all directors, executive officers and holders of more than 10% of the Common Stock complied in a timely manner with the filing requirements applicable to them with respect to transactions during the year ended December 31, 2023, except for a Form 4 that was not timely filed for each of David S. Jones and Donna J. Stevens.

PROPOSAL 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pursuant to Section 14A of the Exchange Act and the rules promulgated thereunder, our shareholders are entitled to cast an advisory vote to approve the Named Executive Officers' compensation at least once every three years. This proposal, commonly known as a "Say-on-Pay" vote, gives our shareholders the opportunity to express their views on the Named Executive Officers' compensation. In a vote held at the 2023 annual meeting of shareholders, our shareholders voted in favor of holding Say-on-Pay votes annually.

Our goal for the executive compensation program is to attract, motivate and retain a talented team of executives who will provide leadership for the Company's success in dynamic and competitive markets. The section of this Proxy Statement entitled *"Compensation Discussion and Analysis"* contains the information required by Item 402 of Regulation S-K and discusses in detail our executive compensation program, the decisions made by the Compensation Committee during 2023, and the compensation that was earned by, awarded to or paid to the Named Executive Officers.

The Board and the Compensation Committee believe that our compensation policies and procedures are reasonable in comparison both to our peer group and to our performance during 2023. The Board and the Compensation Committee also believe that our compensation program strongly aligns executive officers with the interests of shareholders in the long-term value of the Company as well as the components that drive long-term value.

At the Annual Meeting, shareholders will be asked to adopt the following non-binding advisory resolution:

RESOLVED, that the compensation paid to the named executive officers of Shore Bancshares, Inc., as disclosed in its definitive proxy statement for the Annual Meeting of Shareholders pursuant to Item 402 of Regulation S-K, including in the section entitled *"Compensation Discussion and Analysis,"* is hereby approved.

Because this advisory vote relates to, and may impact, our executive compensation policies and practices, the Named Executive Officers have an interest in the outcome of this vote. However, it should be noted that your vote is advisory, so it will not be binding on the Board or the Compensation Committee, overrule any decision made by the Board or the Compensation Committee, or create or imply any additional fiduciary duty by the Board or the Compensation Committee. The Board and the Compensation Committee may, however, take into account the outcome of the vote when considering future executive compensation arrangements.

AUDIT RELATED MATTERS

Our Audit Committee, in accordance with its Charter, routinely reviews the performance and retention of our independent registered public accounting firm, and has determined that it is an appropriate time to revisit its selection of our independent registered public accounting firm. The Audit Committee has appointed Yount, Hyde & Barbour as independent registered public accounting firm for the fiscal year ending December 31, 2024. However, we have submitted a request for proposal to several independent registered public accounting firms and have asked such firms to submit proposals to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2024. After receiving and reviewing these proposals, the Audit Committee will select and appoint an independent registered public accounting firm for the fiscal year ending December 31, 2024.

In light of this ongoing process, we are not submitting a proposal for the ratification of appointment of an independent registered public accounting firm at the Annual Meeting. While not required to do so, our practice has been to submit the selection of the independent registered public accounting firm for ratification in order to ascertain the views of our shareholders, and we expect to resume this practice once a decision has been made. We also expect that representatives from Yount, Hyde & Barbour, P.C. and, in the event a new independent auditor for the Company has been selected prior to the Annual Meeting, representatives from the independent auditing firm that has been engaged, will be present at the Annual Meeting and that they will have the opportunity to make a statement if they desire to do so and to be available to respond to appropriate questions.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee has (i) reviewed and discussed our consolidated audited financial statements for fiscal year ended December 31, 2023 with our management; (ii) discussed with Yount, Hyde & Barbour, P.C., our independent registered public accounting firm for the year ended December 31, 2023, all matters required to be discussed by the statement on Auditing Standards No. 16, as amended (AICPA, *Professional Standards*, Vol. 1, AU §380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and (iii) received the written disclosures and the letter from Yount, Hyde & Barbour, P.C. required by applicable requirements of the Public Company Accounting Oversight Board regarding Yount, Hyde & Barbour, P.C.'s communications with the Audit Committee concerning independence, and discussed with Yount, Hyde & Barbour, P.C. its independence. Based on the foregoing review and discussions, the Audit Committee recommended to the Board that our consolidated audited financial statements for the year ended December 31, 2023 be included in our Annual Report on Form 10-K for the year ended December 31, 2023.

AUDIT COMMITTEE

By: Mary Todd Peterson, *Chair*
James A. Judge
Rebecca M. McDonald
Esther A. Streete
Konrad M. Wayson
Dawn M. Willey

Audit Fees and Services

Yount, Hyde & Barbour, P.C. has served as the Company's principal independent registered public accounting firm since September 22, 2017. The following table shows the fees paid or accrued by the Company for the audit and other services provided by Yount, Hyde & Barbour, P.C. during fiscal years 2023 and 2022:

Yount, Hyde & Barbour, P.C.	2023	2022
Audit Fees	$871,522	144,250
Audit-Related Fees	43,750	102,330
Tax Fees	19,175	21,750
All Other Fees	—	—
Total	$934,447	268,330

Audit fees incurred for the fiscal years 2023 and 2022 include charges for the audit of the consolidated financial statements, quarterly reviews of interim financial statements, issuance of consents, and review of documents filed with the SEC. Audit fees for 2023, also include the audit of internal control over financial reporting required by Section 404(b) of the Sarbanes Oxley Act.

Audit related fees incurred for the fiscal years 2023 and 2022, include charges related to audits of employee benefit plans and the performance of HUD compliance audits. Audit related fees for 2022, also include the audit of internal control over financial reporting required by the Company's annual FDICIA regulatory filing.

Tax fees incurred for the fiscal years 2023 and 2022, relate to the preparation of the final tax returns for recently acquired entities, as well as associated tax compliance matters.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee's policy is to pre-approve all audit and permitted non-audit services, except that *de minimis* non-audit services, as defined in Section 10A(i)(1) of the Exchange Act, may be approved prior to the completion of the independent auditor's audit. All of the 2023 and 2022 services described above were pre-approved by the Audit Committee.

ANNUAL REPORT TO SHAREHOLDERS

Our 2023 Annual Report has been made available to shareholders and is posted on our corporate website at:
https://shorebancshares.q4ir.com/documents/default.aspx

Additional copies of the 2023 Annual Report may be obtained without charge upon written request to Andrea E. Colender, Secretary, Shore Bancshares, Inc., 18 East Dover Street, Easton, Maryland 21601.

The 2023 Annual Report shall not be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing (except to the extent that we specifically incorporate this information by reference) and shall not otherwise be deemed "soliciting material" or "filed" with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act (except to the extent that we specifically request that this information be treated as soliciting material or specifically incorporate this information by reference).

SHAREHOLDER PROPOSALS FOR THE 2025 ANNUAL MEETING

Any shareholder nominations or proposal for other business intended to be presented at the Company's 2025 annual meeting of shareholder must be submitted to the Company as set forth below.

SEC Rule 14a-8

In order for a shareholder proposal for the 2025 annual meeting of shareholders to be eligible for inclusion in the Company's proxy statement pursuant to SEC Rule 14a-8, the Company must have received the proposal and supporting statements at its principal executive offices at 18 E. Dover Street, Easton, Maryland 21601 no later than December 17, 2024 unless the date of the 2025 annual meeting of shareholders is changed by more than 30 days from May 30, 2025, the one-year anniversary of SHBI's 2024 annual meeting of shareholders, in which case the proposal must be received a reasonable time before SHBI begins to print and send its proxy materials. A shareholder must provide its proposal to the Company in writing, and such proposal must comply with the requirements of Rule 14a-8.

Advance Notice Procedures

Pursuant to the Bylaws, if a shareholder intends to present a proposal for business to be considered at the 2025 annual meeting of shareholders but does not seek inclusion of the proposal in the Company's proxy statement for that meeting, then such proposal, including all supporting information, must be delivered to and received by the Company's Secretary at its principal executive offices at 18 E. Dover Street, Easton, Maryland 21601 no earlier than March 1, 2025 and no later than March 31, 2025, which is not more than 90 days nor less than 60 days before May 30, 2025, which is the one-year anniversary of the 2024 annual meeting of shareholders. However, if the date of the 2025 annual meeting shareholders is advanced by more than 30 days or delayed by more than 60 days from May 30, 2025, notice by the shareholder must be so delivered not earlier than the 90th day prior to the 2025 annual meeting of shareholders and not later than the close of business on the later of the 60th day prior to the 2025 annual meeting of shareholders or the 10th day following the day on which public announcement of the date of the 2025 annual meeting of shareholders is first made by the Company.

In addition, the Bylaws generally provide that for a shareholder to make nominations for the election of directors, a shareholder must deliver written notice of such nominations to the Company's Secretary at its principal executive offices at 18 E. Dover Street, Easton, Maryland 21601 not less than 120 days nor more than 180 days prior to May 30, 2025, the date of the meeting of shareholders called for the election of directors which is deemed to be on the same date as the annual meeting of shareholders for the preceding year. However, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from May 30, 2025, the one-year anniversary date of the 2024 annual meeting of shareholders, in which case such notice must be so delivered not earlier than the 180th day prior to the 2025 annual meeting of shareholders and not later than the close of business on the later of the 100th and 120th day prior to the 2025 annual meeting of shareholders or the 10th day following the day on which public announcement of the date of the 2025 annual meeting of shareholders is first made by the Company. The nomination notice must include certain information specified in the Bylaws.

In addition to the notice and information requirements contained in the Bylaws, to comply with the SEC universal proxy rules, shareholders who, in connection with the 2025 annual meeting of shareholders, intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice to the Company that sets forth the information required by the SEC's Rule 14a-19 no later than March 31, 2025, unless the date of the 2025 annual meeting of shareholders has changed by more than 30 calendar days from the previous year, in which case such notice must be provided by the later of 60 calendar days prior to the date of the 2025 annual meeting of shareholders or the 10th calendar day following the day on which public announcement of the date of the 2025 annual meeting of shareholders is first made by the Company.

These advance notice procedures are separate from the SEC's requirements that a shareholder must meet in order to have a shareholder proposal included in the Company's proxy statement pursuant to SEC Rule 14a-8.

OTHER BUSINESS

As of the date of this Proxy Statement, management does not know of any other matters that will be brought before the Annual Meeting requiring action of the shareholders. However, if any other matters requiring the vote of the shareholders properly come before the Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the proxies in accordance with the discretion of management. The persons designated as proxies will also have the right to approve any and all adjournments of the Annual Meeting for any reason.

SHAREHOLDERS SHARING THE SAME ADDRESS

The SEC has adopted rules that permit companies and intermediaries (such as brokers, banks and other nominees) to implement a delivery procedure called "householding." Under this procedure, multiple shareholders who reside at the same address may receive a single copy of the Proxy Statement, the 2023 Annual Report and other proxy materials, unless the affected shareholder has provided contrary instructions. This procedure reduces printing costs and postage fees.

Under applicable law, if you consented or were deemed to have consented, your broker, bank or other intermediary may send only one copy of the Proxy Statement, the 2023 Annual Report, and other proxy materials to your address for all residents that own shares of Company Common Stock in street name. If you wish to revoke your consent to householding, you must contact your broker, bank or other intermediary. If you are receiving multiple copies of the Proxy Statement, the 2023 Annual Report, and other proxy materials, you may be able to request house holding by contacting your broker, bank or other intermediary. Upon written or oral request, we will promptly deliver a separate set of the Proxy Statement, the 2023 Annual Report or other proxy materials to any beneficial owner at a shared address to which a single copy of any of those documents was delivered. If you wish to request copies free of charge of the Proxy Statement, the 2023 Annual Report or other proxy materials, please send your request to Andrea E. Colender, Secretary, at Shore Bancshares, Inc., 18 East Dover Street, Easton, Maryland 21601 or call the Company with your request at (410) 763-7800.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Year Ended December 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File No. 0-22345



SHORE BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Maryland	52-1974638
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

18 E. Dover Street, Easton, Maryland	21601
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: (410) 763-7800

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Common stock, par value $.01 per share	**SHBI**	**Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☑
Non-accelerated filer	☐	Smaller reporting company	☑
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☑

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter based on the closing price of $11.56 per share: $148.9 million.

The number of shares outstanding of the registrant's common stock as of the latest practicable date: 33,210,522 as of March 12, 2024.

Documents Incorporated by Reference

Certain information required by Part III of this annual report is incorporated therein by reference to the definitive proxy statement for the 2024 Annual Meeting of Stockholders.

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Cautionary note regarding forward-looking statements

This Annual Report on Form 10-K of Shore Bancshares, Inc. and subsidiaries (the "Company" or "Shore" and "we," "our" or "us" on a consolidated basis) contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. These forward looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, expected operating results and the assumptions upon which those statements are based. In some cases, you can identify these forward-looking statements by words like "may," "will," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," or "continue" or the negative of those words and other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements are not a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. We caution that the forward-looking statements are based largely on our expectations and information available at the time the statements are made and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors, which are in many instances, beyond our control. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements. You should bear this in mind when reading this Annual Report on Form 10-K and not place undue reliance on these forward-looking statements.

The following factors, among others, could cause our financial performance to differ materially from that expressed in such forward-looking statements:

- general economic conditions, (including the interest rate environment, government economic and monetary policies, the strength of global financial markets and inflation/deflation and supply chain issues), whether national or regional, and conditions in the lending markets in which we participate that may have an adverse effect on the demand for our loans and other products, our credit quality and related levels of nonperforming assets and loan losses, and the value and salability of the real estate that we own or that is the collateral for our loans;
- recent adverse developments in the banking industry highlighted by high-profile bank failures and the potential impact of such developments on customer confidence, liquidity, and regulatory responses to these developments;
- the Company's ability to remediate the material weaknesses identified in the Company's internal control over financial reporting;
- the effectiveness of the Company's internal control over financial reporting and disclosure controls and procedures;
- cybersecurity threats and the cost of defending against them;
- results of examinations of us by our regulators, including the possibility that our regulators may, among other things, require us to increase our reserve for loan losses or to write-down assets;
- changing bank regulatory conditions, policies or programs, whether arising as new legislation or regulatory initiatives, which could lead to restrictions on activities of banks generally, or our subsidiary bank in particular, more restrictive regulatory capital requirements, increased costs, including deposit insurance premiums, regulation or prohibition of certain income producing activities or changes in the secondary market for loans and other products;
- changes in market rates and prices may adversely impact the value of securities, loans, deposits and other financial instruments and the interest rate sensitivity of our balance sheet;
- our liquidity requirements could be adversely affected by changes in our assets and liabilities;
- our ability to prudently manage our growth and execute our strategy;
- impairment of our goodwill and intangible assets;
- competitive factors among financial services organizations, including product and pricing pressures and our ability to attract, develop and retain qualified banking professionals;
- the expected cost savings, synergies and other financial benefits from the acquisition of The Community Financial Corporation ("TCFC") or any other acquisition the Company has made or may make might not be realized within the expected time frames or at all;
- the growth and profitability of non-interest or fee income being less than expected;
- the effect of legislative or regulatory developments, including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial services industry;
- the effect of any change in federal government enforcement of federal laws affecting the cannabis industry;
- the effect of changes in accounting policies and practices, as may be adopted by the Financial Accounting Standards Board (the "FASB"), the Securities and Exchange Commission (the "SEC"), the Public Company Accounting Oversight Board and other regulatory agencies;
- potential changes in federal policy and at regulatory agencies as a result of the upcoming 2024 presidential election;
- a deterioration of the credit rating for U.S. long-term sovereign debt, actions that the U.S. government may take to avoid exceeding the debt ceiling, and uncertainties surrounding the debt ceiling and the federal budget;
- the impact of recent or future changes in Federal Deposit Insurance Corporation (the "FDIC") insurance assessment rate or the rules and regulations related to the calculation of the FDIC insurance assessment amount, including any special assessments;
- the effect of fiscal and governmental policies of the U.S. federal government;
- climate change, including the enhanced regulatory, compliance, credit and reputational risks and costs; and

- geopolitical conditions, including acts or threats of terrorism, actions taken by the United States or other governments in response to acts of terrorism, and/or military conflicts, including the war between Russian and Ukraine and the conflict in the Middle East, which could impact business and economic conditions in the United States and abroad.

You should also consider carefully the Risk Factors contained in Item 1A of Part I of this Annual Report on Form 10-K, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements and could materially and adversely affect our business, operating results and financial condition. The risks discussed in this Annual Report on Form 10-K are factors that, individually or in the aggregate, management believes could cause our actual results to differ materially from expected and historical results. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider such disclosures to be a complete discussion of all potential risks or uncertainties.

The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Item 1. Business.

BUSINESS

General

The Company was incorporated under the laws of Maryland on March 15, 1996 and is a financial holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Company is the largest independent financial holding company located on the Eastern Shore of Maryland. The Company conducts business primarily through two wholly -owned subsidiaries, Shore United Bank, N.A. (the "Bank") and Mid-Maryland Title Company, Inc. (the "Title Company"). The Bank provides consumer and commercial banking products and services and secondary mortgage lending, trust, wealth management and financial planning services. The Title Company engages in title work related to real estate transactions. The Company, Bank and Title Company are Affirmative Action/ Equal Opportunity Employers.

Banking Products and Services

The Bank is a national banking association chartered under the laws of the United States with trust powers that can trace its origin to 1876. The Bank currently operates 42 full-service branches, 42 automatic teller machines (an "ATM"), 3 interactive teller machines, 5 loan production offices, and provides a full range of commercial and consumer banking products and services to individuals, businesses, and other organizations in Baltimore County, Howard County, Kent County, Queen Anne's County, Caroline County, Talbot County, Dorchester County, Anne Arundel County, Charles County, St Mary's County, Calvert County and Worcester County in Maryland, Kent County and Sussex County in Delaware and Accomack County, Fredericksburg City, Stafford County and Spotsylvania County in Virginia. The Bank's deposits are insured up to applicable legal limits by the FDIC.

The Bank is an independent community bank that serves businesses and individuals in their respective market areas. Services offered are essentially the same as those offered by larger regional institutions that compete with the Bank. Services provided to businesses include commercial checking, savings, certificates of deposit and overnight investment sweep accounts. The Bank offers all forms of commercial lending, including secured and unsecured loans, working capital loans, lines of credit, term loans, accounts receivable financing, real estate acquisition and development, construction loans and letters of credit. Treasury management services are also available, such as, merchant card processing services, remote deposit capture, ACH origination, digital banking, and telephone banking services.

Services to individuals include checking accounts, various savings programs, mortgage loans, home improvement loans, installment and other personal loans, credit cards, personal lines of credit, automobile and other consumer financing, safe deposit boxes, debit cards, 24-hour telephone banking, internet banking, mobile banking and 24-hour ATM services. The Bank, through Wye Financial Partners, a department of the Bank, provides full-service investment and insurance solutions through our broker/dealer, LPL Financial. The Bank also offers wealth management solutions such as corporate trustee services and trust administration through Wye Trust, a division of the Bank. Additionally, the Bank has Saturday hours and extended hours on certain evenings during the week for added customer convenience.

Business Strategy

The Company's business strategy is to establish a leading community banking franchise that delivers exceptional financial services to the communities we serve. We believe this strategy has been implemented over the past several years through a combination of organic and strategic growth, both within and contiguous to our existing footprint.

Consistent with our strategy, on July 1, 2023, the Company completed its acquisition of TCFC and its wholly-owned subsidiary Community Bank of the Chesapeake ("CBTC"). The transaction was valued at approximately $153.6 million and expanded the Bank's footprint into the Southern Maryland Counties of Charles, St. Mary's and Calvert and the greater Fredericksburg area in Virginia, which includes, Stafford and Spotsylvania Counties. At the time of the acquisition, TCFC added $2.4 billion in assets, $454.5 million in investments, $1.8 billion in loans, $2.1 billion in deposits, $150.6 million in brokered deposits, $69.0 million in Federal Home Loan Bank (the "FHLB") advances and $32.0 million in subordinated debt and trust preferred debentures. The excess of the fair value of net TCFC assets acquired over the merger consideration resulted in an $8.8 million bargain purchase gain.

On October 31, 2021, the Company completed the acquisition of Severn Bancorp, Inc. ("Severn"), and its wholly-owned subsidiary Severn Savings Bank, FSB, a federally charted savings bank, headquartered in Annapolis, Maryland. The transaction was valued at approximately $169.8 million and expanded the Bank's footprint into the Columbia, Baltimore and Towson MSA, while also filling in the Bank's existing market footprint. At the time of the acquisition, Severn added $1.1 billion in assets, $584.8 million in net loans held for investment, $955.3 million in deposits and $28.3 million in subordinated debt.

Lending Activities

The Bank originates loans of all types, including commercial, commercial mortgage, commercial construction, residential construction, residential mortgage and consumer loans.

- ***Commercial Lending.*** The Bank originates secured and unsecured loans for business purposes. Commercial loans are typically secured by real estate, accounts receivable, inventory, equipment and/or other assets of the business. Commercial loans generally involve a greater degree of credit risk than one to four family residential mortgage loans. Repayment is often dependent upon the successful operation of the business and may be affected by adverse conditions in the local economy or real estate market. The financial condition and cash flow of commercial borrowers is therefore carefully analyzed during the loan approval process, and continues to be monitored by obtaining business financial statements, personal financial statements and income tax returns. The frequency of this ongoing analysis depends upon the size and complexity of the credit and collateral that secures the loan. It is also the Bank's general policy to obtain personal guarantees from the principals of the commercial loan borrowers.

- ***Commercial Real Estate ("CRE") and Other Non-Residential Real Estate Loans.*** The Bank's CRE loans are primarily secured by land for residential and commercial development, agricultural purpose properties, service industry buildings such as restaurants and hotels, retail buildings and general purpose business space. The Bank attempts to mitigate the risks associated with these loans through thorough financial analyses, conservative underwriting procedures, including loan to value ratio standards, obtaining additional collateral and management's knowledge of the local economy in which the Bank lends.

- ***Residential Construction Loans.*** The Bank provides residential real estate construction loans to builders and individuals for single family dwellings. Residential construction loans are usually granted based upon "as completed" appraisals and are secured by the property under construction. Additional collateral may be taken if loan to value ratios exceed 80%. Site inspections are performed to determine pre-specified stages of completion before loan proceeds are disbursed. These loans typically have maturities of six to twelve months and may have fixed or variable rate features. Permanent financing options for individuals include fixed and variable rate loans with three- and five-year balloon features and one-, three- and five-year adjustable rate mortgage loans. The risk of loss associated with real estate construction lending is controlled through conservative underwriting procedures such as loan to value ratios of 80% or less at origination, obtaining additional collateral when prudent, and closely monitoring construction projects to control disbursement of funds on loans.

- ***Residential Mortgage Loans.*** The Bank originates residential mortgage loans that are to be held in our loan portfolio as well as loans that are intended for sale in the secondary market. Loans sold in the secondary market are primarily sold to investors with which the Bank maintains a correspondent relationship. These loans are made in conformity with standard government-sponsored enterprise underwriting criteria required by the investors to assure maximum eligibility for resale in the secondary market and are approved either by the Bank's underwriter or the correspondent's underwriter. Additionally, loans that are sold into the secondary market are typically residential long-term loans (15 or more years), generally with fixed rates of interest. Loans retained for the Bank's portfolio typically include construction loans and loans that periodically reprice or mature prior to the end of an amortized term. Generally, loans are sold with servicing retained which includes loans sold to the Federal National Mortgage Association or Freddie Mac. Due to increasing interest rates, the market for residential mortgage loans slowed in the second half of 2023. Management recognizes that residential mortgage lending is cyclical, but believes that residential mortgage loans we retain in our portfolio are important to both support our local communities and balance sheet diversification. As of December 31, 2023, the Bank was servicing $371.5 million in loans for Federal National Mortgage Association and $113.2 million in loans for Freddie Mac.

- ***Consumer Loans.*** A variety of consumer loans are offered to customers, including home equity loans, credit cards, marine loans and other secured and unsecured lines of credit and term loans. Careful analysis of an applicant's creditworthiness is performed before granting credit, and ongoing monitoring of loans outstanding is performed in an effort to minimize risk of loss by identifying problem loans early.

Deposit Activities

The Bank offers a full array of deposit products including checking, savings and money market accounts, and regular and IRA certificates of deposit. The Bank also offers its certificate of deposit account registry service ("CDARS") program and the insured cash sweep ("ICS") program allowing customers the ability to insure deposits over $250,000 among other Banks that participate in the CDARS and ICS networks while providing competitive rates and easy access to funds. In addition, we offer our commercial customers packages which include cash management services and various checking opportunities and other cash sweep products.

Trust Services

The Bank has a trust department through which it offers trust, asset management and financial planning services to customers within our market areas using the trade name Wye Trust.

Cannabis Related Business

The Bank provides banking services to customers that are licensed by various states to do business in the cannabis industry as growers, processors and dispensaries. The Bank maintains stringent written policies and procedures related to the on-boarding of such businesses and to the monitoring and maintenance of such business accounts.

In accordance with Federal regulatory guidance, and industry best practices, the Bank performs a multilayered due diligence review of a cannabis business before the business is on-boarded, including site visits and confirmation that the business is properly licensed by the state in which it is conducting business. Throughout the relationship, the Bank continues to monitor the business, including site visits, to ensure that the cannabis business continues to meet stringent requirements, including maintenance of required licenses. The Bank performs periodic financial reviews of the business and monitors the business in accordance with the Bank Secrecy Act of 1970 ("BSA") and Maryland Cannabis Administration requirements.

See Note 20 to the Consolidated Financial Statements for a summary of the level of business activities with the Bank's cannabis customers.

Seasonality

The Company recognizes that certain customers have a seasonality within their operations which indirectly impact the Bank's liquidity. The Bank has a significant banking activity with state, county and local municipalities within Maryland, Virginia and Delaware who receive their funding from federal and state agencies, as well as, tax generating revenue which is seasonal in nature.

Employees and Human Capital Resour*ces*

Our Mission and Culture

The Bank is built around the character of our people and our communities. We are dedicated to our clients, our employees, our communities, and our shareholders – our mission is your success. The Bank's corporate culture is defined by core values which include integrity, family, performance, dedication and empowerment. We value our employees by investing in competitive compensation and benefit packages and fostering a team environment centered on professional service and open communication. Attracting, retaining and developing qualified, engaged employees who embody these values are crucial to the success of the Bank and Company. We believe that relations with our employees are good.

Employee Demographics

As of December 31, 2023, the Bank employed 630 individuals, of which 610 were employed on a full-time basis (620 full time equivalent employees). The Bank's employees were not represented by a collective bargaining agreement.

The Company has no employees and reimburses the Bank for estimated expenses, including an allocation of salaries and benefits.

Diversity and Inclusion

We are committed to building a diverse workforce and an inclusive work environment which are supported by our culture and values. We strive to attract and retain employees with diverse characteristics, backgrounds and perspectives, which inspires our team to achieve more creative and innovative solutions for our customers. With a commitment to equality, inclusion and workplace diversity, we focus on understanding, accepting, and valuing the differences between people. Our commitment to equal employment opportunities is demonstrated through an affirmative action plan which includes annual compensation analyses, ongoing reviews of our selection and hiring practices and an annual review of our plan to ensure we build and maintain a diverse workforce.

Compensation and Benefits

The Bank's compensation and benefits package is designed to attract and retain a talented workforce. In addition to salaries, benefits include a 401(k) plan with an employer matching contribution, an employee stock purchase plan, medical insurance benefits, paid short-term and long-term disability and life insurance, flexible spending accounts, and tuition assistance.

Employee Health, Safety and Wellness

We are committed to supporting the safety, health and wellness of our employees. We provide paid time off (including parental and adoption leave), an employee assistance program and wellness benefits which include mental health support, coaching and other resources for employees and their immediate family members.

We have adopted a flexible approach to remote work which designates roles as remote, on-site or hybrid (a combination of on-site and remote work) based on specific job responsibilities and requirements.

Professional Development

The Bank invests in the growth of its employees by providing access to professional development and continuing education courses and seminars that are relevant to the banking industry and their job function within the Company. We offer our employees the opportunity to participate in various professional and leadership development programs. On-demand training opportunities include a variety of industry, technical, professional, business development, leadership and regulatory topics.

COMPETITION

Shore Bancshares, Inc. and its subsidiaries operate in a highly competitive environment. Our competitors include community banks, commercial banks, credit unions, thrifts, mortgage banking companies, credit card issuers, investment advisory firms, brokerage firms, mutual fund companies, fintechs, title companies and e-commerce and other internet-based companies. We compete on a local and regional basis for banking and investment products and services.

The primary factors when competing in the financial service market include personalized services, the quality and range of products and services, interest rates on loans and deposits, lending services, price, customer convenience, and our ability to attract and retain experienced employees.

To compete in our market areas, we utilize multiple media channels including print, online, social media, television, radio, direct mail, e-mail and digital signage. Our employees also play a significant role in maintaining existing relationships with customers while establishing new relationships to grow all areas of our businesses.

SUPERVISION AND REGULATION

General

The Company is a financial holding company registered with the Board of Governors of the Federal Reserve System (the "FRB") under the BHC Act and, as such, is subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the FRB.

The Bank is a national banking association, chartered by and subject to the supervision of the Office of the Comptroller of the Currency (the "OCC"). The deposits of the Bank are insured by the FDIC, so certain laws and regulations administered by the FDIC also govern its deposit-taking operations. In addition to the foregoing, the Bank is subject to numerous state and federal statutes and regulations that affect the business of banking generally.

Nonbank affiliates of the Company are subject to examination by the FRB, and, as affiliates of the Bank, may be subject to examination by the Bank's regulators from time-to-time.

To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the text of applicable statutory and regulatory provisions. Legislative and regulatory initiatives, which necessarily impact the regulation of the financial services industry, are introduced from time-to-time. We cannot predict whether or when potential legislation or new regulations will be enacted, and if enacted, the effect that new legislation or any implemented regulations and supervisory policies would have on our financial condition and results of operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), by way of example, contains a comprehensive set of provisions designed to govern the practices and oversight of financial institutions and other participants in the financial markets. The Dodd-Frank Act made extensive changes in the regulation of financial institutions and their holding companies. Some of the changes brought about by the Dodd-Frank Act have been modified by the Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018 (the "Regulatory Relief Act"), signed into law on May 24, 2018. The Dodd-Frank Act has increased the regulatory burden and compliance costs of the Company. Moreover, bank regulatory agencies can be more aggressive in responding to concerns and trends identified in examinations, which could result in an increased issuance of enforcement actions to financial institutions requiring action to address credit quality, liquidity, risk management, and capital adequacy, as well as other safety and soundness concerns.

Regulation of Financial Holding Companies

The Gramm-Leach-Bliley Act (the "GLB Act") amended the BHC Act and repealed the affiliation provisions of the Glass-Steagall Act of 1933, which, taken together, limited the securities, insurance and other non-banking activities of any company that controls an FDIC insured financial institution. Under the GLB Act, a bank holding company can elect, subject to certain qualifications, to become a "financial holding company." The GLB Act provides that a financial holding company may engage in a full range of financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities, with expedited notice procedures. The Company is a financial holding company.

Under FRB policy, the Company is expected to act as a source of strength to the Bank, and the FRB may charge the Company with engaging in unsafe and unsound practices for failure to commit resources to the Bank when required. This support may be required at times when the Company may not have the resources to provide the support. Under the prompt corrective action provisions, if a controlled bank is undercapitalized, then the regulators could require the bank holding company to guarantee the bank's capital restoration plan. In addition, if the FRB believes that a company's activities, assets or affiliates represent a significant risk to the financial safety, soundness or stability of a controlled bank, then the FRB could require the bank holding company to terminate the activities, liquidate the assets or divest its affiliates. The regulators may require these and other actions in support of controlled banks even if such actions are not in the best interests of the bank holding company or its stockholders. Because the Company is a bank holding company, it is viewed as a source of financial and managerial strength for any controlled depository institutions, like the Bank.

The Dodd-Frank Act, enacted in 2010, made sweeping changes to the financial regulatory landscape that impacts all financial institutions, including the Company and the Bank. The Dodd-Frank Act directs federal bank regulators to require that all companies that directly or indirectly control an insured depository institution serve as sources of financial strength for the institution. The term "source of financial strength" is defined under the Dodd-Frank Act as the ability of a company to provide financial assistance to its insured depository institution subsidiaries in the event of financial distress. The appropriate federal banking agency for such a depository institution may require reports from companies that control the insured depository institution to assess their abilities to serve as sources of strength and to enforce compliance with the source-of-strength requirements. The appropriate federal banking agency may also require a holding company to provide financial assistance to a bank with impaired capital. Under this requirement, the Company could be required to provide financial assistance to the Bank should it experience financial distress.

Federal Regulation of Banks

The OCC may prohibit national banking associations, such as the Bank, from engaging in activities or investments that the OCC believes are unsafe or unsound banking practices. The OCC has extensive enforcement authority over national banking associations to prohibit or correct activities that violate law, regulation or a regulatory agreement or which are deemed to be unsafe or unsound practices. Enforcement actions may include the appointment of a conservator or receiver, the issuance of a cease and desist order, the termination of deposit insurance, the imposition of civil money penalties on the institution, its directors, officers, employees and institution-affiliated parties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the removal of or restrictions on directors, officers, employees and institution-affiliated parties, and the enforcement of any such mechanisms through restraining orders or other court actions.

The Bank is subject to the provisions of Section 23A and Section 23B of the Federal Reserve Act. Section 23A limits the amount of loans or extensions of credit to, and investments in, the Company and its nonbank affiliates by the Bank. Section 23B requires that transactions between the Bank and the Company and its nonbank affiliates be on terms and under circumstances that are substantially the same as with non-affiliates.

The Bank is also subject to certain restrictions on extensions of credit to executive officers, directors and principal stockholders or any related interest of such persons, which generally require that such credit extensions be made on substantially the same terms as are available to third parties dealing with the Bank and not involve more than the normal risk of repayment. Other laws tie the maximum amount that may be loaned to any one customer and its related interests to capital levels.

As part of the Federal Deposit Insurance Company Improvement Act of 1991, each federal banking regulator adopted non-capital safety and soundness standards for institutions under its authority. These standards include internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. An institution that fails to meet those standards may be required by the agency to develop a plan acceptable to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. The Federal Deposit Insurance Company Improvement Act of 1991 also imposes capital standards on insured depository institutions. The Company, on behalf of the Bank, believes that the Bank meets substantially all standards that have been adopted.

Deposit Insurance

Our deposits are insured up to applicable limits by the Deposit Insurance Fund ("DIF") of the FDIC. Deposit insurance is mandatory. We are required to pay assessments to the FDIC on a quarterly basis. The assessment amount is the product of multiplying the assessment base by the assessment amount.

The assessment base against which the assessment rate is applied to determine the total assessment due for a given period is the depository institution's average total consolidated assets during the assessment period less average tangible equity during that assessment period. Tangible equity is defined in the assessment rule as Tier 1 Capital and is calculated monthly, unless the insured depository institution has less than $1 billion in assets, in which case the insured depository institution calculates Tier 1 Capital on an end-of-quarter basis. Parents or holding companies of other insured depository institutions are required to report separately from their subsidiary depository institutions.

The FDIC's methodology for setting assessments for individual banks has changed over time, although the broad policy is that lower-risk institutions should pay lower assessments than higher-risk institutions. The FDIC now uses a methodology, known as the "financial ratios method," that began to apply on July 1, 2016, in order to meet requirements of the Dodd-Frank Act. The statute established a minimum designated reserve ratio, for the DIF of 1.35% of the estimated insured deposits and required the FDIC to adopt a restoration plan should the reserve ratio fall below 1.35%. The financial ratios took effect when the designated reserve ratio exceeded 1.15%. The FDIC declared that the DIF reserve ratio exceeded 1.15% by the end of the second quarter of 2016. Accordingly, beginning July 1, 2016, the FDIC began to use the financial ratios method. This methodology assigns a specific assessment rate to each institution based on the institution's leverage capital, supervisory ratings, and information from the institution's call report. Under this methodology, the assessment rate schedules used to determine assessments due from insured depository institutions become progressively lower when the reserve ratio in the DIF exceeds 2.0% and 2.5%.

On October 18, 2022, the FDIC adopted a final rule that increased initial base deposit insurance assessment rates by 2 basis points, which began with the first quarterly assessment period of 2023. Extraordinary growth in insured deposits during the first and second quarters of 2020 caused a decline in the DIF reserve ratio below the statutory minimum of 1.35% as of June 30, 2020. Due to this decline, the FDIC established a Restoration Plan in September 2020 to restore the DIF reserve ratio to meet or exceed the statutory minimum of 1.35% within eight years. This Restoration Plan did not include an increase in the deposit insurance assessment rate. On June 21, 2022, however, the FDIC adopted an Amended Restoration Plan and notice of proposed rulemaking to increase the deposit insurance assessment rates as it was otherwise at risk of not reaching the statutory minimum by the statutory deadline of September 30, 2028. The proposed rule was adopted as final without change.

Also, in the final rule adopted on October 18, 2022, the FDIC incorporated Accounting Standards Update ("ASU") 2022-02, Financial Instruments - Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures in the risk-based deposit insurance assessment system applicable to all large and highly complex insured depository institutions. In March 2022, the FASB issued ASU 2022-02, which eliminates accounting guidance for troubled debt restructurings ("TDRs") and introduces new disclosures and enhances existing disclosures concerning certain loan refinancings and restructurings when a borrower is experiencing financial difficulty. The FDIC final rule amends the assessment regulations to include a new term, "modifications to borrowers experiencing financial difficulty," in two financial measures—the underperforming assets ratio and the higher-risk assets ratio—used to determine deposit insurance assessments for large and highly complex insured depository institutions.

The Dodd-Frank Act also raised the limit for federal deposit insurance to $250,000 for most deposit accounts and increased the cash limit of Securities Investor Protection Corporation protection from $100,000 to $250,000.

The FDIC has authority to increase insurance assessments. A significant increase in insurance assessments would likely have an adverse effect on our operating expenses and results of operations. We cannot predict what insurance assessment rates will be in the future. Furthermore, deposit insurance may be terminated by the FDIC upon a finding that an insured depository institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

The Bank is required to monitor large deposit relationships and concentration risks in accordance with FDIC policy. This includes monitoring deposit concentrations and maintaining fund management policies and strategies that take into account potentially volatile concentrations and significant deposits that mature simultaneously. The FDIC defines a large depositor as a customer or entity that owns or controls 2% or more of the Bank's total deposits.

Capital Adequacy Guidelines

Bank holding companies and banks are subject to various regulatory capital requirements administered by state and federal agencies. These agencies may establish higher minimum requirements if, for example, a banking organization previously has received special attention or has a high susceptibility to interest rate risk. Risk-based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items. Under the Dodd-Frank Act, the FRB must apply consolidated capital requirements to depository institution holding companies that are no less stringent than those currently applied to depository institutions. The Dodd-Frank Act additionally requires capital requirements to be counter cyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness.

Under federal regulations, bank holding companies and banks must meet certain risk-based capital requirements. Effective as of January 1, 2015, the Basel III final capital framework ("Basel III"), among other things, (i) introduced as a new capital measure "Common Equity Tier 1" ("CET1"), (ii) specifies that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting specified requirements, (iii) defines CET1 narrowly by requiring that most adjustments to regulatory capital measures be made to CET1 and not to the other components of capital, and (iv) expands the scope of the adjustments as compared to existing regulations. Beginning January 1, 2016, financial institutions were required to maintain a minimum "capital conservation buffer" to avoid restrictions on capital distributions such as dividends and equity repurchases and other payments such as discretionary bonuses to executive officers. The minimum capital conservation buffer was phased-in over a four -year transition period with minimum buffers of 0.625%, 1.25%, 1.875%, and 2.50% during 2016, 2017, 2018, and 2019, respectively.

As fully phased-in on January 1, 2019, Basel III subjects banks to the following risk-based capital requirements:

- a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% capital conservation buffer, or 7.0%;
- a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer, or 8.5%;
- a minimum ratio of Total (Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0%, plus the capital conservation buffer, or 10.5%; and
- a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures.

The Basel III provides for a number of deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, deferred tax assets dependent upon future taxable income and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10.0% of CET1 or all such categories in the aggregate exceed 15.0% of CET1. Basel III also includes, as part of the definition of CET1 capital, a requirement that banking institutions include the amount of Accumulated Other Comprehensive Income ("AOCI") (which primarily consists of unrealized gains and non-credit related unrealized losses on available-for-sale securities, which are not required to be treated as other-than-temporary impairment, net of tax) in calculating regulatory capital. Banking institutions had the option to opt out of including AOCI in CET1 capital if they elected to do so in their first regulatory report following January 1, 2015. As permitted by Basel III, the Company and the Bank have elected to exclude AOCI from CET1.

In addition, goodwill and most intangible assets are deducted from Tier 1 capital. For purposes of applicable total risk-based capital regulatory guidelines, Tier 2 capital (sometimes referred to as "supplementary capital") is defined to include, subject to limitations: perpetual preferred stock not included in Tier 1 capital, intermediate-term preferred stock and any related surplus, certain hybrid capital instruments, perpetual debt and mandatory convertible debt securities, allowances for loan and lease losses and intermediate-term subordinated debt instruments. The maximum amount of qualifying Tier 2 capital is 100% of qualifying Tier 1 capital. For purposes of determining total capital under federal guidelines, total capital equals Tier 1 capital, plus qualifying Tier 2 capital, minus investments in unconsolidated subsidiaries, reciprocal holdings of bank holding company capital securities and deferred tax assets and other deductions.

Basel III changed the manner of calculating risk-weighted assets. New methodologies for determining risk-weighted assets in the general capital rules are included, including revisions to recognition of credit risk mitigation, including a greater recognition of financial collateral and a wider range of eligible guarantors. They also include risk weighting of equity exposures and past due loans, and higher (greater than 100%) risk weighting for certain CRE exposures that have higher credit risk profiles, including higher loan to value and equity components. In particular, loans categorized as "high-volatility CRE" loans, as defined pursuant to applicable federal regulations, are required to be assigned a 150% risk weighting, and require additional capital support.

In addition to the uniform risk-based capital guidelines and regulatory capital ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios. Future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect our ability to grow and could restrict the amount of profits, if any, available for the payment of dividends.

In addition, the Dodd-Frank Act requires the federal banking agencies to adopt capital requirements that address the risks that the activities of an institution poses to the institution and the public and private stakeholders, including risks arising from certain enumerated activities.

Basel III is currently applicable to the Bank and the Company. Overall, the Company believes that implementation of the Basel III rule has not had and will not have a material adverse effect on the Company's or the Bank's capital ratios, earnings, stockholders' equity, or its ability to pay dividends, effect stock repurchases or pay discretionary bonuses to executive officers.

In December 2017, the Basel Committee published standards that it described as the finalization of the Basel III post-crisis regulatory reforms (the standards are commonly referred to as "Basel IV"). Among other things, these standards revise the Basel Committee's standardized approach for credit risk (including recalibrating risk weights and introducing new capital requirements for certain "unconditionally cancellable commitments," such as unused credit card lines of credit) and provides a new standardized approach for operational risk capital. Under the Basel framework, these standards were generally effective on January 1, 2022, with an aggregate output floor phasing in through January 1, 2027. Under the current U.S. capital rules, operational risk capital requirements and a capital floor apply only to advanced approaches institutions, and not to the Company or the Bank. The impact of Basel IV on us will depend on the manner in which it is implemented by the federal bank regulators.

In 2018, the federal bank regulatory agencies issued a variety of proposals and made statements concerning regulatory capital standards. These proposals touched on such areas as CRE exposure, credit loss allowances under generally accepted accounting principles and capital requirements for covered swap entities, among others. Public statements by key agency officials have also suggested a revisiting of capital policy and supervisory approaches on a going-forward basis. In July 2019, the federal bank regulators adopted a final rule that simplifies the capital treatment for certain deferred tax assets, mortgage servicing assets, investments in non-consolidated financial entities and minority interests for banking organizations, such as the Company and the Bank, which are not subject to the advanced approaches requirements.

Prompt Corrective Action

The federal banking regulators are required to take "prompt corrective action" with respect to capital-deficient institutions. Federal banking regulations define, for each capital category, the levels at which institutions are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under applicable regulations, as of December 31, 2023, the Bank was "well capitalized," which means it had a CET1 capital ratio of 6.5% or higher; a Tier I risk-based capital ratio of 8.0% or higher; a total risk-based capital ratio of 10.0% or higher; a leverage ratio of 5.0% or higher; and was not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure.

As noted above, Basel III integrates the capital requirements into the prompt corrective action category definitions set forth below.

Capital Category	Total Risk-Based Capital Ratio	Tier 1 Risk-Based Capital Ratio	Common Equity Tier 1 (CET1) Capital Ratio	Leverage Ratio	Tangible Equity to Assets	Supplemental Leverage Ratio
Well Capitalized	10.0% or greater	8.0% or greater	6.5% or greater	5.0% or greater	n/a	n/a
Adequately Capitalized	8.0% or greater	6.0% or greater	4.5% or greater	4.0% or greater	n/a	3.0% or greater
Undercapitalized	Less than 8.0%	Less than 6.0%	Less than 4.5%	Less than 4.0%	n/a	Less than 3.0%
Significantly Undercapitalized	Less than 6.0%	Less than 4.0%	Less than 3.0%	Less than 3.0%	n/a	n/a
Critically Undercapitalized	n/a	n/a	n/a	n/a	Less than 2.0%	n/a

As of December 31, 2023, the Bank and the Company exceeded all regulatory capital requirements and exceeded the minimum CET 1, Tier 1 and total capital ratio inclusive of the fully phased-in capital conservation buffer of 7.0%, 8.5%, and 10.5%, respectively.

An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. An institution's capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the institution's overall financial condition or prospects for other purposes.

In the event an institution becomes "undercapitalized," it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy. The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be "adequately capitalized." The bank regulators have greater power in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. In addition to requiring undercapitalized institutions to submit a capital restoration plan, bank regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution's capital decreases, the regulators' enforcement powers become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. A regulator has limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Safety and Soundness Standards

The federal banking agencies have adopted guidelines designed to assist such agencies in identifying and addressing potential safety and soundness concerns before capital becomes impaired. The guidelines set forth operational and managerial standards relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) asset growth; (v) earnings; and (vi) compensation, fees and benefits.

In addition, the federal banking agencies have also adopted safety and soundness guidelines with respect to asset quality and for evaluating and monitoring earnings to ensure that earnings are sufficient for the maintenance of adequate capital and reserves. These guidelines provide six standards for establishing and maintaining a system to identify problem assets and prevent those assets from deteriorating. Under these standards, an insured depository institution should: (i) conduct periodic asset quality reviews to identify problem assets; (ii) estimate the inherent losses in problem assets and establish reserves that are sufficient to absorb estimated losses; (iii) compare problem asset totals to capital; (iv) take appropriate corrective action to resolve problem assets; (v) consider the size and potential risks of material asset concentrations; and (vi) provide periodic asset quality reports with adequate information for management and the board of directors to assess the level of asset risk.

Acquisitions

On January 29, 2024, the OCC issued a notice of proposed rulemaking and Policy Statement on Bank Mergers, wherein the OCC requested comment on a proposal to update its rules for business combinations involving national banks and federal savings associations. The proposal also includes a policy statement to clarify the OCC's review of applications under the Bank Merger Act (the "BMA"). The proposed rulemaking is part of the OCC's effort to enhance transparency around its process of reviewing transactions under the BMA. It would also serve to provide additional guidance to stakeholders around the OCC's review of applications. The proposed policy statement specifically would discuss: (1) general principles for the OCC's review of applications under the BMA, including indicators for applications likely consistent with approval and applications that raise supervisory or regulatory concerns; (2) the OCC's consideration of the financial stability; managerial and financial resources and future prospects; and convenience and needs statutory factors under the BMA; and (3) the OCC's decision process for extending the public comment period or holding a public meeting.

Community Reinvestment Act

The Community Reinvestment Act (the "CRA") requires the federal banking regulatory agencies to assess all financial institutions that they regulate to determine whether these institutions are meeting the credit needs of the communities they serve, including their assessment area(s) (as established for these purposes in accordance with applicable regulations based principally on the location of branch offices). In addition to substantial penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and the CRA into account when regulating and supervising other activities. Under the CRA, institutions are assigned a rating of "outstanding," "satisfactory," "needs to improve," or "unsatisfactory." An institution's record in meeting the requirements of the CRA is based on a performance-based evaluation system, and is made publicly available and is taken into consideration in evaluating any applications it files with federal regulators to engage in certain activities, including approval of a branch or other deposit facility, mergers and acquisitions, office relocations, or expansions into nonbanking activities. Our Bank received a "satisfactory" rating in its most recent CRA evaluation.

In October 2023, the OCC, together with the FRB and FDIC, issued a joint final rule to modernize the CRA regulatory framework. The final rule is intended, among other things, to adapt to changes in the banking industry, including the expanded role of mobile and online banking, and to tailor performance standards to account for differences in bank size and business models. The final rule introduces new tests under which the performance of banks with over $2 billion in assets will be assessed. The new rule also includes data collection and reporting requirements, some of which are applicable only to banks with over $10 billion in assets. Most provisions of the final rule will become effective on January 1, 2026, and the data reporting requirements will become effective on January 1, 2027.

Anti-Terrorism, Money Laundering Legislation and OFAC

The Bank is subject to the BSA and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001. These statutes and related rules and regulations impose requirements and limitations on specified financial transactions and accounts and other relationships intended to guard against money laundering and terrorism financing. The principal requirements for an insured depository institution include (i) establishment of an anti-money laundering program that includes training and audit components, (ii) establishment of a "know your customer" program involving due diligence to confirm the identities of persons seeking to open accounts and to deny accounts to those persons unable to demonstrate their identities, (iii) the filing of currency transaction reports for deposits and withdrawals of large amounts of cash and suspicious activities reports for activity that might signify money laundering, tax evasion, or other criminal activities, (iv) additional precautions for accounts sought and managed for non-U.S. persons and (v) verification and certification of money laundering risk with respect to private banking and foreign correspondent banking relationships. For many of these tasks a bank must keep records to be made available to its primary federal regulator. Anti-money laundering rules and policies are developed by a bureau within the U.S. Department of the Treasury's Financial Crimes Enforcement Network ("FinCEN"), but compliance by individual institutions is overseen by its primary federal regulator.

The Bank has established appropriate anti-money laundering and customer identification programs. The Bank also maintains records of cash purchases of negotiable instruments, files reports of certain cash transactions exceeding $10,000 (daily aggregate amount) and reports suspicious activity that might signify money laundering, tax evasion, or other criminal activities pursuant to the BSA. The Bank otherwise has implemented policies and procedures to comply with the foregoing requirements.

The U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), administers and enforces economic and trade sanctions against targeted foreign countries and persons, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of persons that are the target of sanctions, including the List of Specially Designated Nationals and Blocked Persons. Financial institutions are responsible for, among other things, blocking accounts of and transactions with sanctioned persons and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked and rejected transactions after their occurrence. If the Company or the Bank finds a name or other information on any transaction, account or wire transfer that is on an OFAC list or that otherwise indicates that the transaction involves a target of sanctions, the Company or the Bank generally must freeze or block such account or transaction, file a suspicious activity report, and notify the appropriate authorities. Banking regulators examine banks for compliance with the economic sanctions regulations administered by OFAC.

The Bank has implemented policies and procedures to comply with the foregoing requirements.

Data Privacy and Cybersecurity

The federal bank regulatory agencies have adopted guidelines for safeguarding confidential, personal, non-public customer information. These guidelines require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to create, implement, and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazard to the security or integrity of such information, and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. We have adopted a customer information security program to comply with these requirements.

The GLB Act requires financial institutions to implement policies and procedures regarding the disclosure of non-public personal information about consumers to non-affiliated third parties. The GLB Act requires disclosures to consumers on policies and procedures regarding the disclosure of such non-public personal information and, except as otherwise required by law, prohibit disclosing such information except as provided in the Bank's policies and procedures. We have implemented privacy policies addressing these restrictions that are distributed regularly to all existing and new customers of the Bank.

In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing Internet-based services of the financial institution. The other statement indicates that a financial institution's management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. If we fail to observe the regulatory guidance, we could be subject to various regulatory sanctions, including financial penalties.

In November 2021, the federal bank regulatory agencies issued a joint rule establishing computer-security incident notification requirements for banking organizations and their service providers. This rule requires new notifications when a banking organization experiences a computer-security incident.

State regulators have been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements.

Many states have also recently implemented or modified their data breach notification and data privacy requirements. In June 2018, the California legislature passed the California Consumer Privacy Act of 2018, which took effect on January 1, 2020. The California Consumer Privacy Act of 2018, which covers businesses that obtain or access personal information on California resident consumers, grants consumers enhanced privacy rights and control over their personal information and imposes significant requirements on covered companies with respect to consumer data privacy rights. We expect this trend of state-level activity to continue, and are continually monitoring developments in the states in which we operate.

In July 2023, the SEC adopted rules requiring registrants to disclose material cybersecurity incidents experienced and describe the material aspects of their nature, scope and timing. The rules, which supersede their previously interpreted guidance published in February 2018, also require annual disclosures describing a company's cybersecurity risk management, strategy and governance. These SEC rules, and any other regulatory guidance, are in addition to notification and disclosure requirements under state and federal banking law and regulations. See Item 1A. Risk Factors for a further discussion of risks related to cybersecurity and Item 1C. Cybersecurity for a further discussion of the Company's risk management strategies and governance processes related to cybersecurity.

The Consumer Financial Protection Bureau

The Dodd-Frank Act created the Consumer Financial Protection Bureau ("CFPB"), which is an independent bureau with broad authority to regulate the consumer finance industry, including regulated financial institutions, nonbanks and others involved in extending credit to consumers. The CFPB has authority through rulemaking, orders, policy statements, guidance, and enforcement actions to administer and enforce federal consumer financial laws, to oversee several entities and market segments not previously under the supervision of a federal regulator, and to impose its own regulations and pursue enforcement actions when it determines that a practice is unfair, deceptive, or abusive. The federal consumer financial laws and all the functions and responsibilities associated with them, many of which were previously enforced by other federal regulatory agencies, were transferred to the CFPB on July 21, 2011. While the CFPB has the power to interpret, administer, and enforce federal consumer financial laws, the Dodd-Frank Act provides that the federal banking regulatory agencies continue to have examination and enforcement powers over the financial institutions that they supervise relating to the matters within the jurisdiction of the CFPB if such institutions have less than $10 billion in assets. The Dodd-Frank Act also gives state attorneys general the ability to enforce federal consumer protection laws.

Mortgage Loan Origination

The Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower's ability to repay. Under the Dodd-Frank Act and the implementing final rule adopted by the CFPB (the "ATR/QM Rule"), a financial institution may not make a residential mortgage loan to a consumer unless it first makes a "reasonable and good faith determination" that the consumer has a "reasonable ability" to repay the loan. In addition, the ATR/QM Rule limits prepayment penalties and permits borrowers to raise certain defenses to foreclosure if the financial institution has not complied with these requirements. The ATR/QM Rule defines a "qualified mortgage" to include a loan with a borrower debt-to-income ratio of less than or equal to 43% or, alternatively, a loan eligible for purchase by Fannie Mae or Freddie Mac while they operate under federal conservatorship or receivership (the "Fannie/Freddie QM Alternative"), and loans that comply with similar ATR/QM rules established by the Federal Housing Administration, Veterans Administration, or U.S. Department of Agriculture. Additionally, a qualified mortgage may not: (i) contain excess upfront points and fees; (ii) have a term greater than 30 years; or (iii) include interest only or negative amortization payments. The ATR/QM Rule specifies the types of income and assets that may be considered in the ability-to-repay determination, the permissible sources for verification, and the required methods of calculating the loan's monthly payments. The ATR/QM Rule became effective in January 2014.

The CFPB amended the ATR/QM rule in December of 2020. One of the amendments modifies the requirements for a loan to qualify as a qualified mortgage as well as certain other provisions in the ATR/QM Rule, and eliminates the Fannie/Freddie QM Alternative. This amendment essentially replaces the 43% debt-to-income limit with an annual percentage rate-based limitation, which for most loans requires that the loan's annual percentage rate not exceed the average prime offer rate for a comparable transaction by 2.25 percentage points or more as of the date the interest rate is set.

A second amendment creates a new class of qualified mortgages, called "seasoned qualified mortgages,", which are essentially first-lien loans that could not be classified as qualified mortgages when originated for reason only that they had debt-to-income ratios above 43%, but which have been held by the original creditor (or the first purchaser) for at least 36 months, during which time the borrower had no more than two 30-day delinquencies and no delinquencies of 60 days or more.

Both of these amendments were originally slated to become effective on March 1, 2021, but the amendment eliminating the Fannie/Freddie QM Alternative was given a mandatory compliance date of July 1, 2021 (the same date that the Fannie/Freddie QM Alternative was set to expire). However, the mandatory compliance date for the elimination of the Fannie/Freddie QM Alternative was subsequently extended until October 2022. Despite this extension, Fannie and Freddie stopped buying loans, with application dates on or after July 1, 2021, that only qualified as qualified mortgages based on the Fannie/Freddie QM Alternative.

The Regulatory Relief Act provides that for certain insured depository institutions and insured credit unions with less than $10 billion in total consolidated assets, mortgage loans that are originated and retained in portfolio will automatically be deemed to satisfy the "ability to repay" requirement. To qualify for this, the insured depository institutions and credit unions must meet conditions relating to prepayment penalties, points and fees, negative amortization, interest-only features and documentation.

The Regulatory Relief Act also directs federal banking agencies to issue regulations exempting certain insured depository institutions and insured credit unions with assets of $10 billion or less from the requirement to establish escrow accounts for certain residential mortgage loans.

It also exempts insured depository institutions and insured credit unions that originated fewer than 500 closed-end mortgage loans or 500 open-end lines of credit in each of the two preceding years from a subset of disclosure requirements (recently imposed by the CFPB) under the Home Mortgage Disclosure Act, provided they have received certain minimum CRA ratings in their most recent examinations.

The Regulatory Relief Act also directs the OCC to conduct a study assessing the effect of the exemption described above on the amount of Home Mortgage Disclosure Act data available at the national and local level.

In addition, Section 941 of the Dodd-Frank Act amended the Securities Exchange Act of 1934, as amended (the "Exchange Act") to require sponsors of asset-backed securities to retain at least 5% of the credit risk of the assets underlying the securities and generally prohibits sponsors from transferring or hedging that credit risk. In October 2014, the federal banking regulatory agencies adopted a final rule to implement this requirement (the "Risk Retention Rule"). Among other things, the Risk Retention Rule requires a securitizer to retain not less than 5% of the credit risk of any asset that the securitizer, through the issuance of an asset-backed security, transfers, sells, or conveys to a third party; and prohibits a securitizer from directly or indirectly hedging or otherwise transferring the credit risk that the securitizer is required to retain. In certain situations, the final rule allows securitizers to allocate a portion of the risk retention requirement to the originator(s) of the securitized assets, if an originator contributes at least 20% of the assets in the securitization. The Risk Retention Rule also provides an exemption to the risk retention requirements for an asset-backed security collateralized exclusively by Qualified Residential Mortgages, and ties the definition of a Qualified Residential Mortgage to the definition of a "qualified mortgage" established by the CFPB for purposes of evaluating a consumer's ability to repay a mortgage loan. The federal banking agencies agreed to review the definition of Qualified Residential Mortgages in 2019, following the CFPB's own review of its "qualified mortgage" regulation. For purposes of residential mortgage securitizations, the Risk Retention Rule took effect on December 24, 2015. For all other securitizations, the rule took effect on December 24, 2016.

Other Provisions of the Dodd-Frank Act

The Dodd-Frank Act implements far-reaching changes across the financial regulatory landscape. In addition to the reforms previously mentioned, the Dodd-Frank Act also:

- requires bank holding companies and banks to be both well capitalized and well managed in order to acquire banks located outside their home state and requires any bank holding company electing to be treated as a financial holding company to be both well managed and well capitalized;
- eliminates all remaining restrictions on interstate banking by authorizing national and state banks to establish de novo branches in any state that would permit a bank chartered in that state to open a branch at that location; and
- repeals Regulation Q, the federal prohibition on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.

Although a significant number of the rules and regulations mandated by the Dodd-Frank Act have been finalized, many of the requirements called for have yet to be implemented and will likely be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various agencies, the full extent of the impact such requirements will have on financial institutions' operations is unclear.

Climate-Related and Other Environmental, Social and Governance Developments

In recent years, federal, state and international lawmakers and regulators have increased their focus on financial institutions' and other companies' risk oversight, disclosures and practices in connection with climate change and other environmental, social and governance matters. For example, in March 2022, the SEC issued a proposed rule on the enhancement and standardization of climate-related disclosures for investors. The proposed rule would require public issuers, including us, to significantly expand the scope of climate-related disclosures in their SEC filings. The SEC has also announced plans to propose rules to require enhanced disclosure regarding human capital management and board diversity for public issuers.

Other Laws and Regulations

Our operations are subject to several additional laws, some of which are specific to banking and others of which are applicable to commercial operations generally. For example, with respect to our lending practices, we are subject to the following laws and regulations, among several others:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;
- Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies, certain identity theft protections, and certain credit and other disclosures;
- Fair Debt Collection Practices Act, governing how consumer debts may be collected by collection agencies;
- Real Estate Settlement Procedures Act, requiring certain disclosures concerning loan closing costs and escrows, and governing transfers of loan servicing and the amounts of escrows for loans secured by one-to-four family residential properties;
- Rules and regulations established by the National Flood Insurance Program;
- Rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws;
- Our deposit operations are subject to federal laws applicable to depository accounts, including:
  - Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;
  - Truth-In-Savings Act, requiring certain disclosures for consumer deposit accounts;
  - Electronic Funds Transfer Act and Regulation E of the FRB, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services; and
  - Rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

We are also subject to a variety of laws and regulations that are not limited to banking organizations. For example, in lending to commercial and consumer borrowers, and in owning and operating our own property, we are subject to regulations and potential liabilities under state and federal environmental laws. In addition, we must comply with privacy and data security laws and regulations at both the federal and state level.

The banking industry is heavily regulated by regulatory agencies at the federal and state levels. Like most of our competitors, we have faced and expect to continue to face increased regulation and regulatory and political scrutiny, which creates significant uncertainty for us, as well as for the financial services industry in general.

Enforcement Powers

The federal regulatory agencies have substantial penalties available to enforce relative to depository institutions and certain "institution-affiliated parties." Institution-affiliated parties primarily include management, employees, and agents of a financial institution, as well as independent contractors and consultants, such as attorneys, accountants and others who participate in the conduct of the financial institution's affairs. An institution can be subject to an enforcement action due to the failure to timely file required reports, the filing of false or misleading information, the submission of inaccurate reports or engaging in other unsafe or unsound banking practices.

The Financial Institution Reform Recovery and Enforcement Act provided regulators with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties and to terminate an institution's deposit insurance. It also expanded the power of banking regulatory agencies to issue regulatory orders. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnification or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate. The Dodd-Frank Act increases regulatory oversight, supervision and examination of banks, bank holding companies and their respective subsidiaries by the appropriate regulatory agency.

Federal Securities Laws

The shares of the Company's common stock are registered with the SEC under Section 12(b) of the Act and listed on the NASDAQ Global Select Market. The Company is subject to information reporting requirements, proxy solicitation requirements, insider trading restrictions and other requirements of the Exchange Act, including the requirements imposed under the Sarbanes-Oxley Act of 2002 and the rules of The NASDAQ Stock Market, LLC. Among other things, loans to and other transactions with insiders are subject to restrictions and heightened disclosure, directors and certain committees of the Board must satisfy certain independence requirements, and the Company is generally required to comply with certain corporate governance requirements.

Governmental Monetary and Credit Policies and Economic Controls

The earnings and growth of the banking industry and ultimately of the Company are affected by the monetary and credit policies of governmental authorities, including the FRB. An important function of the FRB is to regulate the national supply of bank credit in order to control recessionary and inflationary pressures. Among the instruments of monetary policy used by the FRB to implement these objectives are open market operations in U.S. Government securities, changes in the federal funds rate, changes in the discount rate of member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth of bank loans, investments and deposits and may also affect interest rates charged on loans or paid for deposits. The FRB's monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to have such an effect in the future. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities, including the FRB, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or their effect on the business and earnings of the Company and its subsidiaries.

AVAILABLE INFORMATION

The Company maintains an Internet site at www.shorebancshares.com on which it makes available, free of charge, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to the foregoing as soon as reasonably practicable after these reports are electronically filed with, or furnished to, the SEC. In addition, stockholders may access these reports and documents on the SEC's website at www.sec.gov. The information on, or accessible through, our website or any other website cited in this Annual Report on Form 10-K is not part of, or incorporated by reference into, this Annual Report on Form 10-K and should not be relied upon in determining whether to make an investment decision.

Item 1A.   RISK FACTORS

An investment in our common stock involves significant risks. You should consider carefully the risk factors included below together with all of the information included in or incorporated by reference into this Annual Report on Form 10-K, as the same may be updated from time-to-time by our future filings with the SEC under the Exchange Act, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also have a material adverse effect on our business, financial condition and results of operations. If any of the matters included in the following information about risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially and adversely affected. In such case, you may lose all or a substantial part of your investment. To the extent that any of the information contained in this document constitutes forward-looking statements, the risk factors below should be reviewed as cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See "Cautionary note regarding forward-looking statements."

Risks Relating to Our Business

Our business is adversely affected by unfavorable economic, market, and political conditions.

In the event of an economic recession, our operating results could be adversely affected because we could experience higher loan and lease charge-offs and higher operating costs. Global economic conditions also affect our operating results because global economic conditions directly influence the U.S. economic conditions. Sources of global economic and market instability include, but are not limited to, the potential economic slowdown in United Kingdom, Europe and the United States, the impact of trade negotiations, economic conditions in China, including the global economic impacts of the Chinese economy, China's regulation of commerce, the war between Russia and Ukraine, the war in the Middle East and the effects of the recent pandemic or other health crises. Various market conditions also affect our operating results. Certain changes in interest rates, inflation, or the financial markets could affect demand for our products. Real estate market conditions directly affect performance of our loans secured by real estate. Debt markets affect the availability of credit which impacts the rates and terms at which we offer loans and leases. Stock market downturns often signal broader economic deterioration and/or a downward trend in business earnings which may adversely affect businesses' ability to raise capital and/or service their debts. Political and electoral changes, developments, conflicts, and conditions have in the past introduced, and may in the future introduce, additional uncertainty which may also affect our operating results.

Our performance could be negatively affected to the extent there is deterioration in business and economic conditions, including persistent inflation, supply chain issues or labor shortages, which have direct or indirect material adverse impacts on us, our customers, and our counterparties. These conditions could result in one or more of the following:

- a decrease in the demand for our loans and other products and services offered by us;
- a decrease in our deposit balances due to overall reductions in the accounts of customers;
- a decrease in the value of collateral securing our loans and leases;
- an increase in the level of nonperforming and classified loans and leases;
- an increase in provisions for credit losses and loan and lease charge-offs;
- a decrease in net interest income derived from our lending and deposit gathering activities;
- a decrease in the Company's stock price;
- a decrease in our ability to access the capital markets; or
- an increase in our operating expenses associated with attending to the effects of certain circumstances listed above.

Continued inflation poses risk to the economy overall, and could indirectly pose challenges to our clients and to our business. Elevated inflation can impact our business customers through the loss of purchasing power for their customers, leading to lower sales. Rising inflation can also increase input and inventory costs for our customers, forcing them to raise their prices or lower their profitability. Supply chain disruption, also leading to inflation, can delay our customers' shipping ability, or timing on receiving inputs for their production or inventory. Inflation can lead to higher wages for our business customers, increasing costs. All of these inflationary risks for our business customer base can be financially detrimental, leading to increased likelihood that the customer may default on a loan. In addition, sustained inflationary pressures have resulted in the FRB increasing interest rates by 525 basis points since January 1, 2022 with current federal funds rate range of between 5.25% to 5.50%. To the extent such conditions exist or worsen, we could experience adverse effects on our business, financial condition, and results of operations.

Interest rates and other economic conditions will impact our results of operations.

Our results of operations may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. Our results of operations are significantly impacted by the spread between the interest rates earned on assets and the interest rates paid on deposits and other interest-bearing liabilities, including advances from the FHLB of Atlanta. Interest rate risk arises from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing of assets and liabilities. If more assets reprice or mature than liabilities during a falling interest rate environment, then our earnings could be negatively impacted. Conversely, if more liabilities reprice or mature than assets during a rising interest rate environment, then our earnings could be negatively impacted.

Changes in market interest rates are affected by many factors beyond our control, including inflation, unemployment, money supply, international events and events in world financial markets. In response to inflationary pressures, the FRB has increased interest rates by 525 basis points since January 1, 2022 with a current federal funds rate range of between 5.25% to 5.50%. Although the FRB left its benchmark rates steady in September and November of 2023 and January of 2024, the FRB suggested that additional rate increases in the future may be necessary to mitigate inflationary pressures. Increases in interest rates could adversely affect borrowers' ability to pay the principal or interest on existing loans or reduce their desire to borrow more money. This may lead to an increase in our nonperforming assets, a decrease in loan originations, or a reduction in the value of and income from our loans, any of which could have a material and negative effect on our results of operations.

Adverse developments affecting financial institutions or the financial services industry generally, such as actual events or concerns involving liquidity, defaults or non-performance, could adversely affect our operations and liquidity.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions for the financial services industry generally, or concerns or rumors about any events of these kinds, including the resulting media coverage, have in the past and may in the future lead to market-wide liquidity problems and erode customer confidence in the banking system. For example, on March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, on March 12, 2023, Signature Bank was closed by the New York State Department of Financial Services and on May 1, 2023, First Republic Bank was closed by the California Department of Financial Protection and Innovation, and in each case the FDIC was appointed as receiver for the failed institution. These banks had elevated levels of uninsured deposits, which may be less likely to remain at the bank over time and less stable as a source of funding than insured deposits. These failures led to volatility and declines in the market for bank stocks and questions about depositor confidence in depository institutions.

These events have led to a greater focus by institutions, investors and regulators on the on-balance sheet liquidity of and funding sources for financial institutions, the composition of their deposits, including the amount of uninsured deposits, the amount of accumulated other comprehensive loss, capital levels and interest rate risk management.

In connection with high-profile bank failures, uncertainty and concern has been, and may in the future be further, compounded by advances in technology that increase the speed at which deposits can be moved, as well as the speed and reach of media attention, including social media, and its ability to disseminate concerns or rumors, in each case potentially exacerbating liquidity concerns. While the Department of the Treasury, the FRB, and the FDIC have made statements ensuring that depositors of recently failed banks would have access to their deposits, including uninsured deposit accounts, there is no guarantee that such actions will be successful in restoring customer confidence in regional banks and the bank system more broadly. In addition, the banking operating environment and public trading prices of banking institutions can be highly correlated, in particular during times of stress, which could materially and adversely impact the trading prices of our common stock and potentially our results of operations.

Additionally, negative news about us or the banking industry in general could negatively impact market and/or customer perceptions of our company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits. Furthermore, the failure of other financial institutions may cause deposit outflows as customers spread deposits among several different banks so as to maximize their amount of FDIC insurance, move deposits to banks deemed "too big to fail" or remove deposits from the banking system entirely. As of December 31, 2023, approximately $1.0 billion of our deposits were uninsured and we rely on these deposits for liquidity. A failure to maintain adequate liquidity could have a material adverse effect on our business, financial condition and results of operations.

Inflation and rapid increases in interest rates have led to a decline in the fair value of securities portfolios with yields below current market interest rates. The FRB announced a program to provide up to $25 billion of loans to financial institutions secured by such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments. However, widespread demands for customer withdrawals or other needs of financial institutions for immediate liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Department of Treasury, the FRB and the FDIC will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions in a timely fashion or at all.

If such levels of market disruption and volatility continue, there can be no assurance that we will not experience adverse effects, which may materially affect the market price of our common stock and/or our liquidity, financial condition and profitability.

A majority of our business is concentrated in Maryland, Delaware and Virginia, a significant amount of which is concentrated in real estate lending, so a decline in the local economy and real estate markets could adversely impact our financial condition and results of operations.

Because most of our loans are made to customers who reside in Maryland, Delaware and Virginia, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose loan portfolios are geographically diverse. Further, a significant portion of our loan portfolio is secured by real estate, including construction and land development loans, all of which are in greater demand when interest rates are low and economic conditions are good. Accordingly, a decline in local economic conditions would likely have an adverse impact on our financial condition and results of operations, and the impact on us would likely be greater than the impact felt by larger financial institutions whose loan portfolios are geographically diverse. We cannot guarantee that any risk management practices that we implement to address our geographic and loan concentrations will be effective in preventing losses relating to our loan portfolio.

Our concentrations of CRE loans could subject us to increased regulatory scrutiny and directives, which could force us to preserve or raise capital and/or limit our future commercial lending activities.

The FRB and the FDIC, along with the other federal banking regulators, issued guidance in December 2006 entitled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" directed at institutions that have particularly high concentrations of CRE loans within their lending portfolios. This guidance suggests that these institutions face a heightened risk of financial difficulties in the event of adverse changes in the economy and CRE markets. Accordingly, the guidance suggests that institutions whose concentrations exceed certain percentages of capital should implement heightened risk management practices appropriate to their concentration risk. Federal bank regulatory guidelines identify institutions potentially exposed to CRE concentration risk as those that have (i) experienced rapid growth in CRE lending, (ii) notable exposure to a specific type of CRE, (iii) total reported loans for construction, land development and other land loans representing 100% or more of the institution's capital or (iv) total CRE loans representing 300% or more of the institution's capital if the outstanding balance of the institution's CRE loan portfolio has increased 50% or more during the prior 36 months. The guidance provides that banking regulators may require such institutions to reduce their concentrations and/or maintain higher capital ratios than institutions with lower concentrations in CRE. Due to our emphasis on CRE and construction lending, as of December 31, 2023, non-owner-occupied CRE loans (including construction, land and land development loans) represented 382.57% of the Bank's Tier 1 Capital + the allowance for credit losses ("ACL"). Construction, land and land development loans represent 56.68% of the Bank's Tier 1 Capital + ACL. Due primarily from the Company's merger with TCFC on July 1, 2023, the CRE portfolio has increased 362.14% during the prior 36 months. We may be subject to heightened supervisory scrutiny during future examinations and/or be required to maintain higher levels of capital as a result of our CRE concentrations, which could require us to obtain additional capital, and may adversely affect shareholder returns. Management cannot predict the extent to which this guidance will impact our operations or capital requirements. Further, we cannot guarantee that any risk management practices we implement will be effective in preventing losses resulting from concentrations in our CRE portfolio.

The Bank may experience credit losses in excess of its allowances, which would adversely impact our financial condition and results of operations.

The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management at the Bank bases the allowance for credit losses upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. If management's assumptions and judgments prove to be incorrect and the allowance for credit losses is inadequate to absorb future losses, or if the bank regulatory authorities, as a part of their examination process, require the Bank to increase its allowance for credit losses, our earnings and capital could be significantly and adversely affected. We estimate losses inherent in our loan portfolio, the adequacy of our allowance for credit losses and the values of certain assets by using estimates based on difficult, subjective, and complex judgments, including estimates as to the effects of economic conditions and how those economic conditions might affect the ability of our borrowers to repay their loans or the value of assets. Material additions to the allowance for credit losses at the Bank would result in a decrease in the Bank's net income and capital and could have a material adverse effect on our financial condition.

Our investment securities portfolio is subject to credit risk, market risk and liquidity risk.

As of December 31, 2023, we had classified 17.7% of our debt securities as available-for-sale pursuant to the Accounting Standards Codification Topic 320 ("ASC 320") of the FASB relating to accounting for investments. ASC 320 requires that unrealized gains and losses in the estimated value of the available-for-sale portfolio be "marked to market" and reflected as a separate item in stockholders' equity (net of tax) as AOCI (loss). The remaining debt securities are classified as held-to-maturity in accordance with ASC 320 and are stated at amortized cost. Equity securities with readily determinable fair values are recorded at fair value with changes in fair value recorded in earnings. Stockholders' equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. At December 31, 2023, the Company's accumulated other comprehensive loss amounted to $7.5 million. There can be no assurance that the market value of our investment portfolio will not continue to decline, causing a corresponding decline in stockholders' equity.

The Bank is a member of the FHLB of Atlanta and our investments include stock issued by the FHLB of Atlanta. These investments could be subject to future impairment charges and there can be no guaranty of future dividends.

Management believes that several factors will affect the market values of our investment portfolio. These risk factors include, but are not limited to, changes in interest rates, rating agency downgrades of the securities, defaults of the issuers of the securities, lack of market pricing of the securities, and instability in the credit markets. At times,a lack of market activity with respect to some securities has, in certain circumstances, required us to base our fair market valuation on unobservable inputs ("Level 3" in fair value hierarchy). At December 31, 2023, the Bank had no Level 3 securities. Any changes in these risk factors, in current accounting principles or interpretations of these principles could impact our assessment of fair value and thus the determination of credit losses of the securities in the investment securities portfolio. Write-downs of investment securities would negatively affect our earnings and regulatory capital ratios.

Impairment of investment securities, goodwill, other intangible assets, or deferred tax assets could require charges to earnings, which could result in a negative impact on our results of operations.

We are required to establish a reserve in the allowance for credit loss (ACL) when management determines that an investment security is impaired due to a credit loss. The amount of the impairment related to credit losses, limited by the amount by which the specific security's amortized cost basis exceeds its fair value, is recorded in the ACL. Changes in the ACL are recorded in net income in the period of change and are included in provision for credit losses. Changes in the fair value of debt securities AFS not resulting from credit losses are recorded in other comprehensive income (loss). In assessing whether the impairment of an investment security is a credit loss or other market factors, management considers the length of time and extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability to retain our investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value in the near term.

Under current accounting standards, goodwill is not amortized but, instead, is subject to impairment tests on at least an annual basis or more frequently if an event occurs or circumstances change that reduce the fair value of a reporting unit below its carrying amount. Intangible assets other than goodwill are also subject to impairment tests at least annually. A decline in the price of the Company's common stock or occurrence of a triggering event following any of our quarterly earnings releases and prior to the filing of the periodic report for that period could, under certain circumstances, cause us to perform goodwill and other intangible assets impairment tests and result in an impairment charge being recorded for that period which was not reflected in such earnings release. In the event that we conclude that all or a portion of our goodwill or other intangible assets may be impaired, a non-cash charge for the amount of such impairment would be recorded to earnings. At December 31, 2023, we had recorded goodwill of $63.3 million and other intangible assets of $48.1 million, representing approximately 12.4% and 9.4% of stockholders' equity, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Assessing the need for, or the sufficiency of, a valuation allowance requires management to evaluate all available evidence, both negative and positive, including the recent trend of quarterly earnings. Positive evidence necessary to overcome the negative evidence includes whether future taxable income in sufficient amounts and character within the carryback and carryforward periods is available under the tax law, including the use of tax planning strategies. When negative evidence (e.g., cumulative losses in recent years, history of operating loss or tax credit carry forwards expiring unused) exists, more positive evidence than negative evidence will be necessary. At December 31, 2023, our gross deferred tax assets were approximately $67.8 million. There was a valuation allowance of deferred taxes of $1.0 million recorded at December 31, 2023 as management believes it is more likely than not that net operating losses for the holding company only will not be realized for state income tax purposes. The holding company files a separate return with the state of Maryland and does not expect that the holding company will generate sufficient taxable income to utilize its deferred tax assets. No valuation allowance is currently recorded for state deferred income taxes of the Company's subsidiaries or at the Federal level where the Company files consolidated tax return.

Our future success will depend on our ability to compete effectively in the highly competitive financial services industry.

We face substantial competition in all phases of our operations from a variety of different competitors. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, money market funds and other mutual funds, as well as other local and community, super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere. Our future growth and success will depend on our ability to compete effectively in this highly competitive financial services environment. Failure to compete effectively to attract new or to retain existing, clients may reduce or limit our net income and our market share and may adversely affect our results of operations, financial condition and growth.

Our funding sources may prove insufficient to replace deposits and support our future growth.

We rely on customer deposits, advances from the FHLB, and lines of credit at other financial institutions to fund our operations. Although we have historically been able to replace maturing deposits and advances if desired, no assurance can be given that we would be able to replace such funds in the future if our financial condition or the financial condition of the FHLB or market conditions were to change. Our financial flexibility will be severely constrained and/or our cost of funds will increase if we are unable to maintain our access to funding or if financing necessary to accommodate future growth is not available at favorable interest rates. Finally, if we are required to place greater reliance on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our profitability would be adversely affected.

The cost savings that we estimate for mergers and acquisitions may not be realized.

The success of our mergers and acquisitions may depend, in part, on the ability to realize the estimated cost savings from combining the acquired businesses with our existing operations. It is possible that the potential cost savings could turn out to be more difficult to achieve than anticipated. The cost savings estimates also depend on the ability to combine the businesses in a manner that permits those cost savings to be realized. If the estimates turn out to be incorrect or there is an inability to combine successfully, the anticipated cost savings may not be realized fully or at all or may take longer to realize than expected.

Combining acquired businesses may be more difficult, costly, or time-consuming than expected, or could result in the loss of customers.

It is possible that the process of merger integration of acquired companies could result in the loss of key employees, the disruption of ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect the ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger or acquisition. There also may be disruptions that cause the Bank to lose customers or cause customers to withdraw their deposits. Customers may not readily accept changes to their banking arrangements or other customer relationships after the merger or acquisition.

The loss of key personnel could disrupt our operations and result in reduced earnings.

Our growth and profitability will depend upon our ability to attract and retain skilled managerial, marketing and technical personnel. Competition for qualified personnel in the financial services industry is intense, and there can be no assurance that we will be successful in attracting and retaining such personnel.

Our lending activities subject us to the risk of environmental liabilities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage.

Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations of enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

Income from mortgage-banking operations is volatile and we may incur losses with respect to our mortgage-banking operations that could negatively affect our earnings.

One component of our strategy is to sell on the secondary market the longer term, conforming fixed-rate residential mortgage loans that we originate, earning noninterest income in the form of gains on the sale of the loans. When interest rates rise, as they have since the first quarter of 2022, the demand for mortgage loans tends to fall and may reduce the number of loans we can originate for sale. Weak or deteriorating economic conditions also tend to reduce loan demand. Although we sell, and intend to continue selling, most loans in the secondary market with limited or no recourse, we are required, and will continue to be required, to give customary representations and warranties to the buyers relating to compliance with applicable law. If we breach those representations and warranties, the buyers will be able to require us to repurchase the loans and we may incur a loss on the repurchase. We have not been required to repurchase any loans as of December 31, 2023.

We provide banking services to customers who do business in the cannabis industry and the strict enforcement of federal laws regarding cannabis would likely result in our inability to continue to provide banking services to these customers and we could have legal action taken against us by the federal government.

We have deposit and loan customers that are licensed in several states within the United States to do business in the cannabis industry as growers, processors, and dispensaries. While cannabis is legal in these states of operation, it remains classified as a Schedule I controlled substance under the Controlled Substances Act. As such, the cultivation, use, distribution, and possession of cannabis is a violation of federal law that is punishable by imprisonment and fines. Moreover, the U.S. Supreme Court ruled in USA v. Oakland Cannabis Buyers' Coop. that the federal government has the authority to regulate and criminalize cannabis, including medical marijuana.

In January 2018, the U.S. Department of Justice ("DOJ") rescinded the "Cole Memo" and related memoranda which characterized the enforcement of the Controlled Substances Act against persons and entities complying with state regulatory systems permitting the use, manufacture and sale of medical marijuana as an inefficient use of their prosecutorial resources and discretion. The impact of the DOJ's rescission of the Cole Memo and related memoranda is unclear, but may result in the DOJ increasing its enforcement actions against the regulated cannabis industry generally. However, as of the date of this filing we are not aware of any insured depository institution that has been prosecuted by the DOJ based on providing otherwise lawful banking products and services to the cannabis industry.

As in past years, the U.S. Congress has enacted an omnibus spending bill that includes a provision prohibiting the DOJ and the U.S. Drug Enforcement Administration from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision was recently renewed as part of the annual federal Consolidated Appropriations Act. While this provision has been re-enacted every year since 2014, and is expected to continue to be re-enacted in future federal spending bills, if Congress and the President fail to further renew the provision, then the ability of cannabis businesses to act in this area, and the Bank's ability to provide banking products and services to such businesses, may be impeded. Further, the U.S. Court of Appeals for the Ninth Circuit held in USA v. McIntosh that this provision prohibits the DOJ from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. There is no guarantee that the U.S. Congress will extend this provision or that U.S. Federal courts located outside the Ninth Circuit will follow the ruling in USA v. McIntosh. As of the date of filing this Annual Report on Form 10-K, we are aware of no federal or state court in or for the states in which our customers operate that has addressed the merits of the McIntosh ruling.

Federal prosecutors have significant discretion and there can be no assurance that the federal prosecutor for any state in which our customers operate will not choose to strictly enforce the federal laws governing cannabis, including adult-use and medical-use cannabis, or that the federal courts in these states will follow the Ninth Circuit's ruling in USA v. McIntosh. Any change in the federal government's enforcement position could cause us to immediately cease providing banking services to the medical and adult-use cannabis industry in states within the United States.

Additionally, as the possession and use of cannabis remains illegal under the Controlled Substances Act, we may be deemed to be aiding and abetting illegal activities through the services that we provide to these customers and could have legal action taken against us by the Federal government, including imprisonment and fines. Any change in the federal government's position on adult-use cannabis enforcement, or a change in federal appropriations law, could result in significant financial damage to us and our stockholders.

FinCEN published guidelines in 2014 for financial institutions servicing state legal cannabis business. These guidelines were issued for the explicit purpose so "that financial institutions can provide services to marijuana-related businesses in a manner consistent with their obligations to know their customers and to report possible criminal activity." The Bank has and will continue to follow this and other FinCEN guidance in the areas of cannabis banking. Any adverse change in this FinCEN guidance, any new regulations or legislation, any change in existing regulations or oversight, whether a change in regulatory policy or a change in a regulator's interpretation of a law or regulation, could have a negative impact on our interest income and noninterest income, as well as the cost of our operations, increasing our cost of regulatory compliance and of doing business, and/or otherwise affect us, which may materially affect our profitability.

We depend on the accuracy and completeness of information about customers and counterparties and our financial condition could be adversely affected if we rely on misleading information.

In deciding whether to extend credit or to enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information, which we do not independently verify. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to customers, we may assume that a customer's audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with GAAP or are materially misleading.

Our exposure to operational, technological and organizational risk may adversely affect us.

We are exposed to many types of operational risks, including reputation, legal and compliance risk, the risk of fraud or theft by employees or outsiders, unauthorized transactions by employees or operational errors, clerical or record-keeping errors, and errors resulting from faulty or disabled computer or telecommunications systems.

Certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon automated systems to record and process transactions may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control (for example, computer viruses or electrical or telecommunications outages), which may give rise to disruption of service to customers and to financial loss or liability. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as are we) and to the risk that our (or our vendors') business continuity and data security systems prove to be inadequate.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct our business. We, our customers, and other financial institutions with which we interact, are subject to ongoing, continuous attempts to penetrate key systems by individual hackers, organized criminals, and in some cases, state-sponsored organizations. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems, misappropriation of funds, and theft of proprietary Company or customer data. The occurrence of any failure, interruption or security breach of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business, revenues and competitive position.

Our reliance on third party vendors could expose us to additional cyber risk and liability.

The operation of our business involves outsourcing of certain business functions and reliance on third-party providers, which may result in transmission and maintenance of personal, confidential and proprietary information to and by such vendors. Although we require third-party providers to maintain certain levels of information security, such providers remain vulnerable to breaches, unauthorized access, misuse, computer viruses or other malicious attacks that could ultimately compromise sensitive information possessed by our company. Although we contract to limit our liability in connection with attacks against third-party providers, we remain exposed to risk of loss associated with such vendors.

We outsource certain aspects of our data processing to certain third-party providers which may expose us to additional risk.

We outsource certain key aspects of our data processing to certain third-party providers. While we have selected these third-party providers carefully, we cannot control their actions. If our third-party providers encounter difficulties, including those which result from their failure to provide services for any reason or their poor performance of services, or if we have difficulty in communicating with them, our ability to adequately process and account for customer transactions could be affected, and our business operations could be adversely impacted. Replacing these third-party providers could also entail significant delay and expense.

Our third-party providers may be vulnerable to unauthorized access, computer viruses, phishing schemes and other security breaches. Threats to information security also exist in the processing of customer information through various other third-party providers and their personnel. We may be required to expend significant additional resources to protect against the threat of such security breaches and computer viruses, or to alleviate problems caused by such security breaches or viruses. To the extent that the activities of our third-party providers or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation and other possible liabilities.

We are dependent on our information technology and telecommunications systems and third-party servicers, and systems failures, interruptions or breaches of security could have an adverse effect on our financial condition and results of operations.

Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. We outsource many of our major systems, such as data -processing and deposit -processing systems. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity, or such third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to provide customer service, compromise our ability to operate effectively, damage our reputation, result in a loss of customer business and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

In addition, we provide our customers the ability to bank remotely, including online over the Internet. The secure transmission of confidential information is a critical element of remote banking. Our network could be vulnerable to unauthorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss and other security breaches. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. Further, we outsource some of the data processing functions used for remote banking, and accordingly we are dependent on the expertise and performance of our third-party providers. To the extent that our activities, the activities of our customers, or the activities of our third-party service providers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could adversely affect our reputation, results of operations and ability to attract and maintain customers and businesses. In addition, a security breach could also subject us to additional regulatory scrutiny, expose us to civil litigation and possible financial liability and cause reputational damage.

Technological changes affect our business, and we may have fewer resources than many competitors to invest in technological improvements.

Our future success will depend, in part, upon our ability to use technology to provide products and services that provide convenience to customers and to create additional efficiencies in operations. We may need to make significant additional capital investments in technology in the future, and we may not be able to effectively implement new technology-driven products and services.

Climate change manifesting as physical or transition risks could adversely affect our operations, businesses and customers.

There is an increasing concern over the risks of climate change and related environmental sustainability matters. The physical risks of climate change include discrete events, such as flooding and wildfires, and longer-term shifts in climate patterns, such as extreme heat, sea level rise, and more frequent and prolonged drought. Under medium or longer-term scenarios, such events, if uninterrupted or unaddressed, could disrupt our operations or those of our customers or third parties on which we rely, including through direct damage to assets and indirect impacts from supply chain disruption and market volatility. Additionally, transitioning to a low-carbon economy may entail extensive policy, legal, technology and market initiatives. Transition risks, including changes in consumer preferences and additional regulatory requirements or supervisory expectations or taxes, could increase our expenses and undermine our strategies. In addition, our reputation and client relationships may be damaged as a result of our practices related to climate change, including our involvement, or our customers' involvement, in certain industries or projects, in the absence of mitigation and/or transition measures, associated with causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change. As climate risk is interconnected with all key risk types, we have developed and continue to enhance processes to embed climate risk considerations into our risk management strategies established for risks such as market, credit and operational risks; however, because the timing and severity of climate change may not be predictable, our risk management strategies may not be effective in mitigating climate risk exposure.

Failure to maintain effective systems of internal and disclosure control could have a material adverse effect on the Company's results of operation, financial condition and stock price.

As part of our ongoing monitoring of internal and disclosure controls, we may discover material weaknesses or significant deficiencies in our internal and disclosure controls that require remediation; as we did in our current assessment of internal controls. See "Item 9A. Controls and Procedures." A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

Any failure to maintain effective internal and disclosure controls or to timely implement any necessary improvement of our internal and disclosure controls, or to effect remediation of any material weakness or significant deficiency, could, among other things, result in losses from fraud or error, harm our reputation, or cause investors to lose confidence in our reported financial information, all of which could have a material adverse effect on our results of operation, financial condition or stock price.

Risks Relating to the Regulation of our Industry

We operate in a highly regulated environment, which could restrain our growth and profitability.

Banking is highly regulated under federal and state law. As such, we are subject to extensive regulation, supervision and legal requirements that govern almost all aspects of our operations. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations, including potential changes in federal policy and at regulatory agencies as a result of the upcoming 2024 presidential election, often impose additional operating costs. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, enforcement actions and fines and other penalties, any of which could adversely affect our results of operations, regulatory capital levels and the price of our securities. Further, any new laws, rules and regulations, such as the Dodd-Frank Act, could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition and results of operations.

In addition, we anticipate increased regulatory scrutiny, in the course of routine examinations and otherwise, and new regulations in response to recent negative developments in the banking industry, which may increase our cost of doing business and reduce our profitability. Among other things, there may be increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, brokered deposits, unrealized losses in securities portfolios, liquidity, CRE loan composition and concentrations, and capital as well as general oversight and control of the foregoing. We could face increased scrutiny or be viewed as higher risk by regulators and/or the investor community, which could have a material adverse effect on our business, financial condition and results of operations.

Federal regulators periodically examine our business, and we may be required to remediate adverse examination findings.

The FRB and the OCC periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, the FRB or the OCC were to determine that our financial condition, capital resource, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. Any regulatory action against us could have a material adverse effect on our business, financial condition and results of operations.

Our FDIC deposit insurance premiums and assessments may increase.

The deposits of the Bank are insured by the FDIC up to legal limits and, accordingly, subject to the payment of FDIC deposit insurance assessments. The Bank's regular assessments are determined by its risk classifications, which are based on its regulatory capital levels and the level of supervisory concern that it poses. Further increase in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to numerous laws designed to protect consumers, including the CRA and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The DOJ and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution's performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisition activity, restrictions on expansion and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

We are subject to evolving and extensive regulations and requirements. Our failure to adhere to these requirements or the failure or circumvention of our controls and procedures could seriously harm our business.

We are subject to extensive regulation as a financial institution and are also required to follow the corporate governance and financial reporting practices and policies required of a company whose stock is registered under the Exchange Act and listed on the NASDAQ Global Select Market. Compliance with these requirements means we incur significant legal, accounting and other expenses. Compliance also requires a significant diversion of management time and attention, particularly with regard to disclosure controls and procedures and internal control over financial reporting. Although we have reviewed, and will continue to review, our disclosure controls and procedures in order to determine whether they are effective, our controls and procedures may not be able to prevent errors or frauds in the future.

Faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established controls and procedures may make it difficult for us to ensure that the objectives of the control system will be met. A failure of our controls and procedures to detect other than inconsequential errors or fraud could seriously harm our business and results of operations.

We face a risk of noncompliance and enforcement action with the BSA and other anti-money laundering statues and regulations.

The BSA, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. FinCEN is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the DOJ, Drug Enforcement Administration and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the OFAC. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the Company's Securities

Our common stock is not insured by any governmental entity.

Our common stock is not a deposit account or other obligation of any bank and is not insured by the FDIC or any other governmental entity. Investment in our common stock is subject to risk, including possible loss.

Our ability to pay dividends is limited by law and contract.

The continued ability to pay dividends to shareholders depends in part on dividends from the Bank. The amount of dividends that the Bank may pay to the Company is limited by federal laws and regulations. The ability of the Bank to pay dividends is also subject to its profitability, financial condition and cash flow requirements. There is no assurance that the Bank will be able to pay dividends to the Company in the future. The decision may be made to limit the payment of dividends even when the legal ability to pay them exists, in order to retain earnings for other uses.

Our subordinated debentures contain restrictions on our ability to declare and pay dividends on or repurchase our common stock.

Under the terms of our subordinated debentures, if (i) there has occurred and is continuing an event of default; (ii) we are in default with respect to payment of any obligations under the related guarantee; or (iii) we have given notice of our election to defer payments of interest on the subordinated debentures by extending the interest distribution period as provided in the indentures governing the subordinated debentures and such period, or any extension thereof, has commenced and is continuing, then we may not, among other things, declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock, including our common stock. As of December 31, 2023, we were current on all interest due on our outstanding subordinated debentures.

Future sales of our common stock or other securities may dilute the value and adversely affect the market price of our common stock.

In many situations, the board of directors has the authority, without any vote of our shareholders, to issue shares of authorized but unissued stock, including shares authorized and unissued under our equity incentive plans. In the future, additional securities may be issued, through public or private offerings, in order to raise additional capital. Any such issuance would dilute the percentage of ownership interest of existing shareholders and may dilute the per share book value of our common stock. In addition, option holders may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms.

Provisions in our governing documents and Maryland law may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of bank holding companies.

Our corporate organizational documents and provisions of federal and state law to which we are subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition that you may favor or an attempted replacement of our board of directors or management.

In addition, certain provisions of Maryland law may delay, discourage or prevent an attempted acquisition or change in control. Furthermore, banking laws impose notice, approval, and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution or its holding company. These laws include the BHC Act and the Change in Bank Control Act. These laws could delay or prevent an acquisition.

We may issue debt and equity securities that are senior to the common stock as to distributions and in liquidation, which could negatively affect the value of the common stock.

In the future, we may increase our capital resources by entering into debt or debt-like financing or issuing debt or equity securities, which could include issuances of senior notes, subordinated notes, preferred stock or common stock. In the event of our liquidation, our lenders and holders of our debt or preferred securities would receive a distribution of our available assets before distributions to the holders of our common stock. Our decision to incur debt and issue securities in future offerings will depend on market conditions and other factors beyond our control. We cannot predict or estimate the amount, timing or nature of its future offerings and debt financings. Future offerings could reduce the value of shares of our common stock and dilute a stockholder's interest in us.

Item 1B.   Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

The Company recognizes the security of our banking operations is essential to protecting our customers, maintaining our reputation, and preserving the value of the Company. The Board of Directors, through the Board Risk Oversight Committee, provides direction and oversight of the enterprise-wide risk management framework of the Company, and cybersecurity represents a component of the Company's overall approach to enterprise-wide risk management. The Enterprise Risk Management Program establishes policies and procedures for assessing the effectiveness and efficiency of information security controls related to both design and operations. The Company leverages the following guidelines and frameworks to develop and maintain its Information Security Program including its cybersecurity risk management program: Federal Financial Institutions Examination Counsel Cybersecurity Assessment Tools and GLB Act and regulations. In general, the Company seeks to address cybersecurity risks through a comprehensive, cross-functional approach focused on the confidentiality, security and availability of the information that the Company collects and stores by identifying, preventing, and mitigating cybersecurity threats and effectively responding to cybersecurity incidents that may occur.

As one of the elements of the Company's overall enterprise-wide risk management approach, the Enterprise Risk Management Program is focused on the following key areas:

- **Security Operation and Governance**: As discussed in more detail under the section titled "Governance," the Board Risk Oversight Committee has delegated to senior management responsibility for managing the Enterprise Risk Management Program. Senior management carries out this mandate through the Strategic Initiatives and Board Risk Oversight Committees. To maintain alignment and appropriate insight regarding information security activities, a bi-weekly operational committee provides general program insight.

- **Collaborative Approach**: The Company has implemented a cross-functional approach to identifying, assessing, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management.

- **Security Competencies**: The organization oversees a program of security competencies and tools designed to evaluate security risks and to protect the confidentiality, integrity and availability of our information systems and data. These assets represent a blend of various management (e.g., policies), operational (e.g., standards and processes), and technical controls (e.g., tools and configurations).

- **Cyber Defense and Incident Response Plan**: The Company utilizes sophisticated security monitoring and detection tools for continuous monitoring of our information systems 24 hours per day, seven days per week. The Company utilizes third-party tools and solutions to actively deliver threat analysis, vulnerability management, intrusion detection, intrusion hunting and red team exercises. We also receive the latest cybersecurity alerts and threat intelligence from government agencies and information sharing and analysis centers. The Company's Incident Response Plan helps reduce the risks related to security incidents by providing guidance on our response to incidents by focusing on the coordination of personnel, policies, and procedures to ensure incidents are detected, analyzed and managed.

- **Third-Party Risk Management**: Management of the Company's third parties, including vendors and service providers, is conducted through a risk-based approach and the level of due diligence is driven by risk factors established by the Vendor Management Program. The process provides awareness and collaboration across all internal teams including Information Technology and Risk Management. A review process is conducted on new or significantly changed key third parties, to ensure certain cybersecurity baseline requirements are met and cybersecurity incidents are appropriately disclosed. This process is aimed at advocating for appropriate standards and controls, based on risk factors, to secure the third parties' information systems, and to ensure the third parties have recovery plans in place.

- **Security Awareness and Education**: The Company provides annual, mandatory training for personnel regarding security awareness as a means to equip the Company's personnel with the understanding of how to properly use and protect the computing resources entrusted to them, and to communicate the Company's information security policies, standards, processes and practices.

The Company leverages continuous monitoring and regular risks assessments to identify the Company's current and potential cybersecurity risks. Technical vulnerabilities are identified using automated vulnerability scanning tools, penetration testing, and system management tools, whereas non-technical vulnerabilities are identified via process or procedural reviews. The Company conducts a variety of assessments throughout the year, both internally and through third parties. Vulnerability assessment and penetration tests are performed on a regular basis to provide the Company with an unbiased view of its environment and controls. Vulnerabilities identified during these assessments are inventoried in a centralized tracking system and reported to management on a regular basis. A multi-step approach is applied to identify, report and remediate these vulnerabilities, and the Company adjusts its information security policies, standards, processes and practices as necessary based on the information provided by these assessments. The results of key assessments are reported in summary to the Board Risk Oversight Committee.

The Company engages third parties on a regular basis to assess, test and assist with the implementation of our cybersecurity program to detect and manage cybersecurity risks, including but not limited to third parties who assist with monitoring our information security systems and auditors who assist with conducting penetration tests.

Cybersecurity Governance

The Board of Directors, through the Board Risk Oversight Committee, provides direction and oversight of the enterprise-wide risk management framework of the Company, including the management of risks arising from cybersecurity threats. The Board Risk Oversight Committee reviews and approves the Information Security Policy, which includes the Company's cybersecurity risk management program. The Board of Directors receives regular presentations and updates on cybersecurity risks, including the threat environment, evolving standards, projects and initiatives, risk and vulnerability assessments, independent audit reviews, and technological trends. The Board of Directors also receives information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. On an annual basis, the full board of directors discusses the Company's approach to cybersecurity risk management.

The Information Security Officer, under the guidance of our Chief Risk Officer and Operational Risk Manager, works collaboratively across the Company to implement a program designed to protect the Company's information systems and data from cybersecurity risks. The Information Security Officer is responsible for assessing and managing cybersecurity risks, responding to any cybersecurity incidents in accordance with the Company's Incident Response Plan and Business Continuity Plan, and reporting incidents to appropriate personnel at the Company in accordance with the Incident Response Plan. To facilitate the success of the Company's cybersecurity risk management program, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents. The Information Technology and the Operational Risk Management teams monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents and report such threats and incidents to the Information Security Officer and Chief Information Officer and ultimately the Board Risk Oversight Committee when appropriate. The Information Security Department has over three decades of experience in managing Information Security and Cybersecurity programs at financial institutions. The Information Security Officer holds the Certified Information Security Manager Certification and is supported by additional team members with extensive backgrounds in cybersecurity and related fields.

Notwithstanding our efforts at cybersecurity, the Company cannot guarantee that it will be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on it. To our knowledge, cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected the Company, including its business strategy, results of operations or financial condition. With regard to the possible impact of future cybersecurity threats or incidents, see Item 1A, Risk Factors – Risks Related to Our Business.

Item 2. Properties.

Our offices are listed in the tables below. The address of the Company and Bank's main office is 18 East Dover Street in Easton, Maryland.

Maryland Branch Locations

Main Office [1]	Chester Branch [1]	Crofton Branch [2]
18 East Dover Street	300 Castle Marina Road	2151 Defense Highway
Easton, Maryland 21601	Chester, Maryland 21619	Crofton, Maryland 21114
Tred Avon Square Branch [1]	Washington Square Branch [1]	Waldorf Branch [1]
212 Marlboro Road	899 Washington Avenue	3035 Leonardtown Road
Easton, Maryland 21601	Chestertown, Maryland 21620	Waldorf, Maryland 20601
St. Michaels Branch [2]	Arbutus Branch [1]	Leonardtown Branch [1]
1013 South Talbot Street	1101 Maiden Choice Lane	25395 Point Lookout Road
St. Michaels, Maryland 21663	Baltimore, Maryland 21229	Leonardtown, Maryland 20650
Elliott Road Branch [1]	Elkridge Branch [1]	Bryan's Road Branch [1]
8275 Elliott Road	6050 Marshalee Drive	8010 Matthews Road
Easton, Maryland 21601	Elkridge, Maryland 21075	Bryans Road, MD 20616
Sunburst Branch [1]	Owings Mills Branch [1]	Dunkirk Branch [2]
424 Dorchester Avenue	9612 Reisterstown Road	10321 Southern Maryland Blvd
Cambridge, Maryland 21613	Owings Mills, Maryland 21117	Dunkirk, Maryland 20754
West Ocean City Branch [2]	Annapolis Branch [1]	Lexington Park Branch [1]
12905-B Ocean Gateway	1917 West Street	22730 Three Notch Road
Ocean City, Maryland 21842	Annapolis, Maryland 21401	California, Maryland 20619
Ocean City Branch [2]	Edgewater Branch [2]	La Plata Branch [1]
3409 Coastal Highway	3083 Solomon's Island Road	101 Drury Drive
Ocean City, Maryland 21842	Edgewater, Maryland 21037	La Plata, Maryland 20646
Centreville Branch [1]	Westgate Branch [1]	Charlotte Hall Branch [1]
109 North Commerce Street	200 Westgate Circle	30165 Three Notch Road
Centreville, Maryland 21617	Annapolis, Maryland 21401	Charlotte Hall, Maryland 20622
Stevensville Branch [1]	Glen Burnie Branch [1]	Prince Frederick Branch [2]
408 Thompson Creek Road	413 Crain Highway, S.E.	200 Market Square Drive
Stevensville, Maryland 21666	Glen Burnie, Maryland 21061	Prince Frederick, Maryland 20678
Tuckahoe Branch [1]	Severna Park Branch [2]	Lusby Branch [2]
22151 Wes Street	598 Benfield Road	11725 Rousby Hall Road
Ridgely, Maryland 21660	Severna Park, Maryland 21146	Lusby, Maryland 20657
Route 213 South Branch [1]	Lothian Branch [2]	La Plata Downtown Branch [1]
2609 Centreville Road	5401 Southern Maryland Blvd	202 Centennial Street
Centreville, Maryland 21617	Lothian, Maryland 20711	La Plata, Maryland 20646
Denton Branch [1]		
850 South 5th Avenue		
Denton, Maryland 21629		

Delaware Branch Locations

Felton Branch [2]	Camden Branch [1]	Rehoboth Beach Branch [2]
120 West Main Street	4580 South DuPont Highway	19358 Miller Road
Felton, Delaware 19943	Camden, Delaware 19934	Rehoboth Beach, Delaware 19971
Milford Branch [2]	Governors Ave Branch [1]	
698-A North Dupont Boulevard	800 South Governors Avenue	
Milford, Delaware 19963	Dover, Delaware 19904	

Virginia Branch Locations

Onley Branch [2]	Fredericksburg Downtown Branch [1]	Fredericksburg Branch [1]
25306 Lankford Highway	425 William Street	5831 Plank Road
Onley, Virginia 23418	Fredericksburg, Virginia 22401	Fredericksburg, Virginia 22407

ATMs (standalone)

University of Maryland Shore Medical Center at Easton		
219 South Washington Street		
Easton, Maryland 21601		

Offices

Administrative Office [1]	Administrative Office [1]	Administrative Office [2]
28969 Information Lane	23 South Harrison Street	405 West Bell Road, Unit 4 and 5
Easton, Maryland 21601	Easton, Maryland 21601	Ridgely, Maryland 21660
Commercial Lending Office [2] Charlottesville	Commercial Lending Office [2] Fredericksburg	Commercial Lending Office [2] Middletown
1434 Rolkin Court, Suite 301	10 Chatham Heights Road, Suite 104	102 Sleepy Hollow, Unit 204
Charlottesville, Virginia 22911	Fredericksburg, Virginia 22405	Middletown, Delaware 19709
Commercial Lending Office [2] Prince Frederick	Mortgage Loan Office [2] Frederick	Division Office - Wye Financial Partners [2]
995 N. Prince Frederick Blvd, Suite 105	5291 Corporate Drive, Suite 202	16 North Washington Street, Suite 1
Prince Frederick, Maryland 20678	Frederick, Maryland 21703	Easton, Maryland 21601

_____

(1) Branch/Office is owned by Company.
(2) Branch/Office is leased by Company.

For information about rent expense for all leased premises, see Note 7 to the Consolidated Financial Statements appearing in Item 8 of Part II of this annual report.

Item 3.   Legal Proceedings.

We are at times, in the ordinary course of business, subject to legal actions. Management, upon the advice of counsel, believes that losses, if any, resulting from current legal actions will not have a material adverse effect on our financial condition or results of operations.

Item 4.   Mine Safety Disclosures.

This item is not applicable.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

MARKET INFORMATION, HOLDERS AND CASH DIVIDENDS

The shares of the Company's common stock are listed on the NASDAQ Global Select Market under the symbol "SHBI". As of March 12, 2024, the Company had approximately 1,827 registered holders of record. The high and low sales prices for the shares of common stock of the Company, as reported on the NASDAQ Global Select market, and the cash dividends declared on those shares for each quarterly period of 2023 and 2022 are set forth in the table below.

	2023				2022			
	Price Range		Dividends		Price Range		Dividends	
	High	Low	Paid		High	Low	Paid	
1st Quarter	$ 18.15	$ 14.00	$ 0.12		$ 21.41	$ 19.34	$ 0.12	
2nd Quarter	14.45	10.65	0.12		21.21	17.91	0.12	
3rd Quarter	13.37	10.27	0.12		20.50	17.29	0.12	
4th Quarter	14.51	9.66	0.12		20.85	17.04	0.12	
			$ 0.48				$ 0.48	

Shareholders received quarterly cash dividends on shares of common stock totaling $12.7 million in 2023 and $9.5 million in 2022. Quarterly dividends remained at $0.12 for the entire year of 2023. As a general matter, the payment of dividends is at the discretion of the Company's Board of Directors, based on such factors as operating results, financial condition, capital adequacy, regulatory requirements, and stockholder return. The Company anticipates continuing a regular quarterly cash dividend, although future dividend increases must be approved by Shore Bancshares Board of Directors. However, we have no obligation to pay dividends and we may change our dividend policy at any time without notice to shareholders. Any future determination to pay dividends to holders of our common stock will depend on our results of operations, financial condition, capital requirements, banking regulations, contractual restrictions and any other factors that our board of directors may deem relevant.

The transfer agent for the Company's common stock is:

Broadridge Corporate Issuer Solutions, Inc.
51 Mercedes Way
Edgewood, NY 11717
Investor Relations: +1 (800) 353-0103
E-mail for investor inquiries: shareholder@broadridge.com
www.broadridge.com

Stock Performance Graph

The following graph and table show the cumulative total return on the common stock of the Company over the last five years, compared with the cumulative total return of a broad stock market index (the NASDAQ Composite Index), and a narrower index of the NASDAQ Bank Index and S&P SmallCap Banks Index. Cumulative total return on the stock or the index equals the total increase in value since December 31, 2018 assuming reinvestment of all dividends paid into the stock or the index.

The graph and table were prepared assuming that $100 was invested on December 31, 2018, in the common stock and the securities included in the indexes.



Source: S&P Global Market Intelligence								Period Ending					
Index		12/31/2018		12/31/2019		12/31/2020		12/31/2021		12/31/2022		12/31/2023	
Shore Bancshares, Inc.	$	100.00	$	122.62	$	107.59	$	158.03	$	135.34	$	114.94	
NASDAQ Composite Index	$	100.00	$	136.69	$	198.10	$	242.03	$	163.28	$	236.17	
KBW NASDAQ Bank Index	$	100.00	$	136.13	$	122.09	$	168.88	$	132.75	$	131.57	
S&P U.S. SmallCap Banks Index	$	100.00	$	125.46	$	113.94	$	158.62	$	139.85	$	140.55	

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2023, with respect to options outstanding and shares available for future awards under the Company's active equity incentive plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)] (c)
Equity compensation plans approved by security holders	—	—	455,530
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	455,530

UNREGISTERED SALES OF EQUITY SECURITIES AND ISSUER PURCHASES OF EQUITY SECURITIES

There were no unregistered sales of the Company's common stock, par value $0.01 per share (Common Stock), during the year to date period ended December 31, 2023.

The Company's prior stock repurchase program expired on March 31, 2023. There were no purchases made by or on behalf of us or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Exchange Act) of our common stock during the fourth quarter of 2023.

Item 6.   **Reserved**

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion compares the Company's financial condition at December 31, 2023 to its financial condition at December 31, 2022 and the results of operations for the years ended December 31, 2023 and 2022. This discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto appearing in Item 8 of Part II of this annual report.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with GAAP and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

The most significant accounting policies that the Company follows are presented in Note 1 to the Consolidated Financial Statements. These policies, along with the disclosures presented in the notes to the financial statements and in this discussion, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has determined that the accounting policies with respect to the allowance for credit losses on loans, goodwill and bargain purchase gain, accounting for loans acquired in business combinations, and income taxes are critical accounting policies. These policies are considered critical because they relate to accounting areas that require the most subjective or complex judgments, and, as such, could be most subject to revision as new information becomes available.

Allowance for Credit Losses on Loans

The Company adopted ASU No. 2026-13, "Financial Instruments – Credit Losses (Topic 326)", as amended, on January 1, 2023 and in accordance with ASC 326, has recorded an ACL on loans carried at amortized cost. The ACL represents management's best estimate of expected lifetime credit losses within the Company's loan portfolio as of the balance sheet date. The ACL is established through a provision for credit losses and is increased by recoveries of loans previously charged off. Loan losses are charged against the allowance when management's assessments confirm that the Company will not collect the full amortized cost basis of a loan. The calculation of expected credit losses is determined using cash flow methodology, and includes considerations of historical experience, current conditions, and reasonable and supportable economic forecasts that may affect collection of the recorded balances. The Company assesses an ACL to groups of loans which share similar risk characteristics or on an individual basis, as deemed appropriate. Changes in the ACL on loans, and as a result, the related provision for credit losses, can materially affect financial results. Although the overall balance is determined based on specific portfolio segments and individually assessed assets, the entire balance is available to absorb credit losses for loans in the portfolio.

The determination of the appropriate level of ACL on loans inherently involves a high degree of subjectivity and requires the Company to make significant judgments concerning credit risks and trends using quantitative and qualitative information, as well as reasonable and supportable forecasts of future economic conditions, all of which may undergo frequent and significant changes. Changes in conditions, including unforeseen events, changes in asset-specific risk characteristics, and other economic factors, both within and outside the Company's control, may indicate the need for an increase or decrease in the ACL on loans. While management makes every effort to utilize the best information available in making its assessment of the ACL estimate, the estimation process is inherently challenging as potential changes in any one factor or input may occur at different rates and/or impact pools of loans in different ways. Further, changes in factors and inputs may also be directionally inconsistent, such that improvement in one factor may offset deterioration in others.

The Company's management reviews the adequacy of the ACL on loans on at least a quarterly basis. Refer to Note 1, "Summary of Significant Accounting Policies", of the Notes to the Consolidated Financial Statements for additional detail concerning the determination of the ACL on loans.

Goodwill and Bargain Purchase Gain

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Determining fair value is subjective, requiring the use of estimates, assumptions and management judgment. Goodwill is tested at least annually for impairment, usually during the fourth quarter, or on an interim basis if circumstances dictate. Impairment testing requires a qualitative assessment or that the fair value of each of the Company's reporting units be compared to the carrying amount of its net assets, including goodwill. If the fair value of a reporting unit is less than book value, an expense may be required to write down the related goodwill to record an impairment loss.

A bargain purchase gain represents the excess of the fair value of net assets acquired over the cost of an acquisition. Determining fair value is subjective, requiring the use of estimates, assumptions and management judgement. Bargain purchase gain is recorded within noninterest income in the period it was generated. An acquirer has a measurement period to finalize the accounting for a business combination which could adjust bargain purchase gain if material facts or circumstances arise.

As of December 31, 2023, the Company had one reporting unit.

Loans Acquired in a Business Combination

The most significant assessment of fair value in our accounting for business combinations relates to the valuation of an acquired loan portfolio. Management made significant estimates and exercised significant judgement in accounting for the acquisition of loans acquired in our business combinations. At acquisition, loans are classified as either (i) purchase credit-deteriorated ("PCD") loans or (ii) non-PCD loans and are recorded at fair value on the date of acquisition. PCD loans are those for which there is more than insignificant evidence of credit deterioration since origination.

Fair values are determined primarily through a discounted cash flow approach which considers the acquired loans' underlying characteristics, including account types, remaining terms, annual interest rates, interest types, timing of principal and interest payments, current market rates, and remaining balances. Estimates of fair value also include estimates of default, loss severity, and estimated prepayments.

The allowance for PCD loans is determined based upon the Company's methodology for estimating the allowance under the current expected credit loss model ("CECL"), and is recorded as an adjustment to the acquired loan balance on the date of acquisition. The difference between the new amortized cost basis and the unpaid principal balance is either a noncredit discount or premium that will be amortized or accredited into the interest income over the remaining life of the loan. Additionally, upon the purchase or acquisition of non-PCD loans, the Company measures and records a reserve for credit losses based on the Company's methodology for determining the allowance under CECL. The allowance for non-PCD loans is recorded through a charge to the provision for credit losses in the period in which the loans were purchased or acquired.

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. The Company accounts for income taxes using the liability method in accordance with required accounting guidance. Under this method, deferred tax assets and liabilities are determined by applying the applicable federal and state income tax rates to cumulative temporary differences. These temporary differences represent differences between financial statement carrying amounts and the corresponding tax bases of certain assets and liabilities. Deferred taxes result from such temporary differences.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent on the generation of a sufficient level of future taxable income, recoverable taxes paid in prior years and tax planning strategies. The Company evaluates all positive and negative evidence before determining if a valuation allowance is deemed necessary regarding the realization of deferred tax assets.

The Company recognizes accrued interest and penalties as a component of tax expense.

The provision for income taxes includes the impact of reserve provisions and changes in the reserves that are considered appropriate as well as the related net interest and penalties. In addition, the Company is subject to the continuous examination of its income tax returns by the IRS and other tax authorities which may assert assessments against the Company. The Company regularly assesses the likelihood of adverse outcomes resulting from these examinations and assessments to determine the adequacy of its provision for income taxes. The Company remains subject to examination for tax years ending on or after December 31, 2020.

RECENT ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

The Notes to the Consolidated Financial Statements discuss the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects our financial condition, results of operations or liquidity, the impacts are discussed in the applicable section(s) of this discussion and Notes to the Consolidated Financial Statements.

2023

PERFORMANCE OVERVIEW

The Company recorded net income of $11.2 million for 2023 and net income of $31.2 million for 2022. The basic and diluted income per share was $0.42 and $1.57 for fiscal year 2023 and 2022, respectively.

Total assets were $6.0 billion at December 31, 2023, an increase of $2.5 billion or 72.9%, when compared to $3.5 billion at December 31, 2022. The aggregate increase was primarily due to the acquisition of TCFC ("the merger"), with significant increases year over year in loans held for investment of $2.1 billion, or 81.6%, and cash and cash equivalents of $316.9 million, partially offset by an increase in allowance for credit losses of $40.7 million. The ratio of the ACL to total loans increased from 0.65% at December 31, 2022, to 1.24% at December 31, 2023. The increase was due to the adoption of CECL on January 1, 2023 and the merger. Due to a lack of uniformity of historical data between the legacy banks in their respective models, beginning in the third quarter of 2023, management implemented a new post-merger model methodology. The Bank's provision for credit losses for the twelve months ended December 31, 2023 was $31.0 million and was due primarily to $20.1 million related to the acquisition of TCFC legacy loans and $7.3 million related to the change in ACL methodology on SUB legacy loans.

Total borrowings were $72.3 million at December 31, 2023, a decrease of $10.8 million, or 13.0%, when compared to $83.1 million at December 31, 2022. Total borrowings at December 31, 2023 were comprised of $43.1 million of subordinated debt and $29.2 million of trust preferred debentures. The decrease in total borrowings at December 31, 2023 when compared to December 31, 2022 was primarily due to repayment of $40.0 million in FHLB short-term advances, partially offset by an increase of $29.2 million in subordinated debt and trust preferred debentures from the merger. The Company's wholesale funding increased $4.5 million, which includes brokered deposits and FHLB advances, from $40.0 million in FHLB advances at December 31, 2022 to $44.5 million in brokered deposits at December 31, 2023. The Bank redeemed callable brokered certificates of $67.0 million during the fourth quarter of 2023.

Total deposits increased $2.4 billion, or 79.0% to $5.4 billion at December 31, 2023 when compared to December 31, 2022. The increase in total deposits when compared to December 31, 2022 was primarily due to the merger. Increases within deposits during the year consisted of increases in time deposits of $760.3 million, demand deposits of $471.4 million, money market and savings of $748.6 million and noninterest-bearing deposits of $396.0 million.

RESULTS OF OPERATIONS

Summary of Financial Results

The Company reported net income for the twelve months ended December 31, 2023 of $11.2 million or diluted earnings per share of $0.42 compared to net income of $31.2 million or diluted earnings per share of $1.57 for the twelve months ended December 31, 2022. The Company's return on average assets, return on average common equity, and return on average tangible common equity were 0.24%, 2.54%, and 7.74% for the twelve months ended December 31, 2023 compared to 0.90%, 8.76%, and 11.96% for the twelve months ended December 31, 2022. For additional details, see "Reconciliation of Non-GAAP Measures (Unaudited).

The decrease in net income in 2023 compared to 2022 was primarily due to merger-related expenses and increased provision for credit losses. These decreases to pretax earnings were partially offset by increased net interest income from an increased balance sheet as a result of the merger. The increase in noninterest income was principally due to the bargain purchase gain recognized in the third quarter of 2023 of $8.8 million.

	Twelve Months Ended December 31,			
(Dollars in thousands)	2023	2022	$ Change	% Change
Interest and dividend income	$ 214,079	$ 113,845	$ 100,234	88.04 %
Interest expenses	78,772	12,543	66,229	528.02 %
Net interest income	135,307	101,302	34,005	33.57 %
Provision for credit loses	30,953	1,925	29,028	1,507.95 %
Noninterest income	33,159	23,086	10,073	43.63 %
Noninterest expenses	123,329	80,322	43,007	53.54 %
Income before income taxes	14,184	42,141	(27,957)	(66.34)%
Income tax expense	2,956	10,964	(8,008)	(73.04)%
Net income	$ 11,228	$ 31,177	$ (19,949)	(63.99)%

Net Interest Income

As shown in the table below, tax-equivalent net interest income increased $34.1 million to $135.6 million for 2023 compared to $101.5 million for 2022. The increase in tax-equivalent net interest income was primarily due to an increase in total interest income of $100.2 million, or 88.0%, which included an increase in interest and fees on loans of $95.2 million, or 96.1%. The increase in interest and fees on loans was primarily due to the increase in the average balance of loans of $1.3 billion, or 58.7%, and an increase in net accretion income of $7.5 million due to the merger.

	Twelve Months Ended December 31,			
(Dollars in thousands)	2023	2022	$ Change	% Change
Interest and dividend income				
Loans, including fees	$ 194,339	$ 99,122	$ 95,217	96.06 %
Interest and dividends on investment securities	16,970	11,513	5,457	47.40 %
Interest on deposits with banks	2,770	3,210	(440)	(13.71)%
Total Interest and Dividend Income	$ 214,079	$ 113,845	$ 100,234	88.04 %
Interest Expenses				
Deposits	$ 68,800	$ 9,983	$ 58,817	589.17 %
Short-term borrowings	5,518	74	5,444	7,356.76 %
Long-term debt	4,454	2,486	1,968	79.16 %
Total Interest Expenses	$ 78,772	$ 12,543	$ 66,229	528.02 %
Taxable-equivalent adjustment	253	155	98	63.23 %
Tax Equivalent Net Interest Income	$ 135,560	$ 101,457	$ 34,103	33.61 %

Average Balances and Yields

The following tables present the distribution of the average consolidated balance sheets, interest income/expense, and annualized yields earned and rates paid for the twelve months ended December 31, 2023 and 2022.

(Dollars in thousands)	Twelve Months Ended December 31, 2023			Twelve Months Ended December 31, 2022		
	Average Balance	Interest [1],[4]	Yield/ Rate	Average Balance	Interest [1],[4]	Yield/ Rate
Earning assets						
Loans (2), (3)						
Residential real estate	$ 1,076,713	$ 54,583	5.07 %	$ 699,192	$ 31,401	4.49 %
Commercial real estate	2,039,153	110,058	5.40	1,182,845	51,821	4.38
Commercial	184,214	13,607	7.39	194,785	7,829	4.02
Consumer	322,033	15,298	4.75	195,542	7,560	3.87
State and political	1,025	41	4.00	1,613	64	3.97
Credit Cards	3,147	315	10.01	—	—	—
Other	12,773	678	5.31	19,650	601	3.06
Total Loans	3,639,058	194,580	5.35	2,293,627	99,276	4.33
Investment securities:						
Taxable	674,203	16,832	2.50	589,729	11,507	1.95
Tax-exempt	663	58	8.75	113	7	6.19
Federal funds sold	1,899	92	4.84	—	—	—
Interest-bearing deposits	41,032	2,770	6.75	337,203	3,210	0.95
Total earning assets	4,356,855	214,332	4.92	3,220,672	114,000	3.54
Cash and due from banks	43,555			18,158		
Other assets	303,906			221,592		
Allowance for credit losses	(40,777)			(15,441)		
Total assets	$ 4,663,539			$ 3,444,981		
Interest-bearing liabilities						
Demand deposits	$ 883,976	$ 20,134	2.28 %	$ 638,105	$ 3,869	0.61 %
Money market and savings deposits	1,275,088	20,039	1.57	1,043,032	3,609	0.35
Brokered deposits	56,101	2,919	5.20	—	—	—
Certificates of deposit $100,000 or more	492,226	16,583	3.37	239,927	1,364	0.57
Other time deposits	278,144	9,125	3.28	204,536	1,141	0.56
Interest-bearing deposits	2,985,535	68,800	2.30	2,125,600	9,983	0.47
Securities sold under retail repurchase agreements and federal funds purchased	—	—	—	683	2	0.29
Advances from FHLB - short-term	111,392	5,518	4.95	1,863	72	3.86
Advances from FHLB - long-term	—	—	—	7,701	35	0.45
Subordinated debt and guaranteed preferred beneficial interest in junior subordinated debentures ("TRUPS")	57,708	4,454	7.72	42,917	2,451	5.71
Total interest-bearing liabilities	3,154,635	78,772	2.50	2,178,764	12,543	0.58
Noninterest-bearing deposits	1,043,479			888,509		
Accrued expenses and other liabilities	23,635			21,858		
Stockholders' equity	441,790			355,850		
Total liabilities and stockholders' equity	$ 4,663,539			$ 3,444,981		
Net interest income		$ 135,560			$ 101,457	

(Dollars in thousands)	Twelve Months Ended December 31, 2023			Twelve Months Ended December 31, 2022		
	Average Balance	Interest [1],[4]	Yield/ Rate	Average Balance	Interest [1],[4]	Yield/ Rate
Net interest spread			2.42 %			2.96 %
Net interest margin ("NIM")			3.11 %			3.15 %
Cost of Funds			1.88 %			0.41 %
Cost of Deposits			1.71 %			0.33 %
Cost of Debt			5.90 %			4.82 %

_____

(1) All amounts are reported on a tax-equivalent basis computed using the statutory federal income tax rate of 21.0%, exclusive of nondeductible interest expense.

(2) Average loan balances include nonaccrual loans.

(3) Interest income on loans includes accreted loan fees, net of costs and accretion of discounts on acquired loans, which are included in the yield calculations. There were $11.8 million and $1.5 million of accretion interest on loans for the twelve months ended December 31, 2023 and 2022, respectively.

(4) Interest expense on deposits and borrowing includes amortization of deposit premiums and amortization of borrowing fair value adjustment. There were $(1.8) million and $0.6 million of amortization of deposits premium, and $(0.6) million and $(0.2) million of amortization of borrowing fair value adjustment for the twelve months ended December 31, 2023 and 2022, respectively.

The following table presents changes in interest income and interest expense for the periods indicated. For each category of interest earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in volume (changes in volume multiplied by old rate); and (2) changes in rate (changes in rate multiplied by old volume). Changes in rate-volume (changes in rate multiplied by the change in volume) have been allocated to changes due to volume.

Twelve Months Ended December 31, 2023 Compared to the Twelve Months Ended December 31, 2022

	Volume	Due to Rate	Total
Interest income from earning assets:			
Loans			
Residential real estate	$ 19,141	$ 4,041	$ 23,182
Commercial real estate	46,241	11,996	58,237
Commercial	(781)	6,559	5,778
Consumer	6,008	1,730	7,738
State and political	(23)	—	(23)
Credit Cards	315	—	315
Other	(365)	442	77
Taxable investment securities	2,112	3,213	5,325
Tax-exempt investment securities	48	3	51
Fed funds sold	92	—	92
Interest-bearing deposits	(19,992)	19,552	(440)
Total interest income	$ 52,796	$ 47,536	$ 100,332
Interest-bearing liabilities:			
Interest-bearing demand deposits	$ 5,606	$ 10,659	$ 16,265
Money market and savings deposits	3,643	12,787	16,430
Certificate of deposits	13,834	12,288	26,122
Securities sold under repurchase agreements and federal funds purchased	—	(2)	(2)
Advances from FHLB - Short-term	5,422	24	5,446
Advances from FHLB - Long-term	—	(35)	(35)
Subordinated debt and TRUPS	1,142	861	2,003
Total interest-bearing liabilities	$ 29,647	$ 36,582	$ 66,229
Net change in net interest income	$ 23,149	$ 10,954	$ 34,103

Net interest income for 2023 was $135.3 million an increase of $34.0 million, or 33.6%, when compared to 2022. The increase in net interest income was primarily due to an increase in total interest income of $100.2 million, or 88.0%, which includes an increase in interest and fees on loans of $95.2 million, or 96.1%. The increase in interest and fees on loans was primarily due to increases in the average balance of loans of $1.3 billion, or 58.7%, largely due to the merger and the increase in loan yields. Interest on investment securities increased $5.4 million, or 46.6%, primarily due to an increase in the average balance of $85.0 million, or 14.4%. Increases to interest income were partially offset by increased interest expense of $66.2 million, or 528.0%, primarily due to increases in the cost of funds and in the average balance of interest-bearing deposits of $859.9 million, or 40.5%, largely due to the merger.

The Company's NIM decreased to 3.11% for 2023 from 3.15% for 2022. The decrease in the NIM was primarily due to an increase in the average balance and rates paid on interest-bearing liabilities of $975.9 million and 192 basis points, partially offset by an increase in the average balance and rates earned on total earning assets of $1.1 billion and 138 basis points. In the second half of 2023, the Company mitigated margin compression by selling the acquired AFS securities from the merger and used the proceeds to pay down more costly brokered deposits and FHLB borrowings. However, margin also compressed as the Bank's mix of average time deposit balances increased from 21% in 2022 to 26% in 2023. For the comparable periods, the cost of funds increased 147 basis points to 1.88% for December 31, 2023 compared to 0.41% for December 31, 2022. Total net accretion income for 2023 was $9.4 million, compared to $1.9 million for 2022.

Noninterest Income

Total noninterest income for 2023 of $33.2 million increased $10.1 million or 43.6% from $23.1 million for 2022. The increase in noninterest income was primarily due to the bargain purchase gain of $8.8 million and an increase of $1.8 million in trust and investment fee income of which $1.1 million related to the transition of customers to a new broker of record for the Bank's wealth management division. Both the bargain purchase gain and the transition payment were the result of the merger. Additionally, interchange income increased $0.9 million due to a larger customer base and increased transaction activity. These increases to noninterest income were partially offset by a $2.2 million loss on sales of investment securities in the third quarter and a decrease of $0.8 million in title company revenue. Management sold virtually all of legacy CBTC's AFS investment securities soon after the merger closed on July 1, 2023. The $2.2 million loss relates to the difference in the fair values of the securities at the acquisition date compared to actual sales proceeds received. Title company revenues decreased in 2023 as real estate settlement activity declined in 2023 due to the higher interest rate environment and historically low residential loans held for sale inventory.

Noninterest Expense

Total noninterest expense of $123.3 million for 2023 increased $43.0 million, or 53.5%, when compared to $80.3 million for 2022. Almost all noninterest expense line items increased as a result of the merger and the expanded operations of the newly combined Company. Merger-related expenses were $17.4 million for 2023, compared to $2.1 million for 2022. Excluding merger and acquisition costs and core deposit intangible amortization, of $23.5 million for 2023 and $4.1 million for 2022, noninterest expense for the comparable periods was $99.9 million and $76.2 million, respectively. Noninterest expense as a percentage of average assets increased to 2.6% for 2023 from 2.3% for 2022. Excluding merger and acquisition costs and core deposit amortization for the comparable periods, noninterest expense as a percentage of average assets decreased to 2.1% for 2023 compared to 2.2% for 2022. As the Company continues its merger integration, a key focus of management will be to further streamline processes, unlock operational efficiencies and reduce overall noninterest expense.

Income Taxes

The Company reported income tax expense of $3.0 million for 2023, and income tax expense of $11.0 million for 2022. The effective tax rate was 20.8% for 2023, and 26.0% for 2022. The primary drivers in the reduced effective tax rate for 2023 when compared to 2022, were due to the bargain purchase gain recorded in the third quarter and the reapportionment of assets and revenue for state income tax purposes, partially offset by nondeductible merger related costs, in connection with of the acquisition of TCFC. The estimated tax rate applied to net deferred tax assets of the Bank was 26.0% and for the Parent Company 21%. As of December 31, 2023 the Company recorded deferred tax assets relating to $31.1 million and $25.0 million of gross federal and state net operating loss carryovers. These net operating loss carryovers will offset future taxable income to the Company.

REVIEW OF FINANCIAL CONDITION

Balance Sheet Summary

Total assets were $6.0 billion at December 31, 2023, an increase of $2.5 billion or 72.9%, when compared to $3.5 billion at December 31, 2022. The increase was primarily due to the merger, with significant increases in loans held for investment of $2.1 billion, or 81.6%, and cash and cash equivalents of $316.9 million, partially offset by an increase in the ACL of $40.7 million

The ratio of the ACL to total loans increased from 0.65% at December 31, 2022, to 1.24% at December 31, 2023. The increase was due to the adoption of CECL on January 1, 2023 and the merger. In July 2023, due to a lack of uniformity of historical data between the legacy banks in their respective models, management implemented a new post merger model methodology. The Bank's provision for credit losses for the twelve months ended December 31, 2023 was $31.0 million and was due primarily to $20.1 million related to the acquisition of TCFC legacy loans and $7.3 million due to the change in ACL methodology on CBTC legacy loans.

Cash and Cash Equivalents

Cash and cash equivalents totaled $372.4 million at December 31, 2023, compared to $55.5 million at December 31, 2022. Total cash and cash equivalents fluctuate due to transactions in process and other liquidity demands. Management believes liquidity needs are satisfied by the current balance of cash and cash equivalents, readily available access to traditional and wholesale funding sources, and the portions of the investment and loan portfolios that mature within one year.

Investment Securities

The investment portfolio includes debt and equity securities. Debt securities are classified as either available for sale ("AFS") or held to maturity ("HTM"). AFS investment securities are stated at estimated fair value based on market prices. They represent securities which may be sold as part of the asset/liability management strategy or in response to changing interest rates. Net unrealized holding gains and losses on these securities are reported net of related income taxes as AOCI (loss), a separate component of stockholders' equity. Investment securities in the HTM category are stated at cost adjusted for amortization of premiums and accretion of discounts and the ACL. We have the intent and ability to hold such securities until maturity. At December 31, 2023, 17.72% of the portfolio of debt securities was classified as AFS and 82.3% was classified as HTM, compared to 13.0% and 87.0% respectively, at December 31, 2022. See Note 3 – "Investment Securities", in the Notes to Consolidated Financial Statements for additional details on the composition of our investment portfolio.

Investment securities, including restricted stock and equity securities, totaled $647.3 million at December 31, 2023, an $8.1 million, or 1.2%, decrease compared to $655.4 million at December 31, 2022. At December 31, 2023, AFS securities, carried at fair value, totaled $110.5 million compared to $83.6 million at December 31, 2022. At December 31, 2023, AFS securities consisted of 76.0% mortgage-backed, 18.5% U.S. Government agencies and 5.5% corporate bonds, compared to 76.0%, 21.8%, and 2.3%, respectively, at year-end 2022. At December 31, 2023, AFS securities net unrealized losses were all related to changes in interest rates and were $10.3 million, or less than 1% of total assets and 2.0% of stockholder's equity before AOCI of $518.6 million.

At December 31, 2023, HTM securities, carried at amortized cost, totaled $513.2 million compared to $559.5 million at December 31, 2022. At December 31, 2023, HTM securities consisted of 69.7% mortgage-backed, 28.0% U.S. Government agencies, 2.0% other debt securities, and 0.3% states and political subdivisions, compared to 71.3%, 26.5%, 2.0%, and 0.3%, respectively, at year-end 2022.At December 31, 2023, HTM securities unrealized losses were all related to changes in interest rates, except for a general CECL reserve of $94,000, and were $55.4 million or less than 1% of total assets and 10.7% of stockholder's equity before AOCI of $518.6 million

At December 31, 2023 and December 31, 2022, 97.1% and 97.8%, respectively, of the Bank's carrying value of its investment portfolio consisted of securities issued or guaranteed by U.S. Government agencies or government-sponsored agencies.

The following tables set forth the weighted average yields by maturity category of the bond investment portfolio as of December 31, 2023.

(Dollars in thousands)	Under 1 Year Amortized Cost	Under 1 Year Average Yield	1 - 5 Years Amortized Cost	1 - 5 Years Average Yield	5 - 10 Years Amortized Cost	5 - 10 Years Average Yield	Over 10 Years Amortized Cost	Over 10 Years Average Yield	Total Investment Securities Amortized Cost	Total Investment Securities Fair Value
December 31, 2023										
Available for sale										
U.S. Treasury and government agencies	$ 2,447	5.36 %	$ 5,532	1.50 %	$ 14,877	1.27 %	$ 616	5.39 %	$ 23,472	$ 20,475
Mortgage-backed securities	—	— %	10,959	2.39 %	8,300	2.60 %	72,021	3.12 %	91,280	84,027
Other debt securities	—	— %	—	— %	6,080	5.85 %	—	— %	6,080	6,019
Total	$ 2,447	5.36 %	$ 16,491	2.09 %	$ 29,257	2.60 %	$ 72,637	3.14 %	$ 120,832	$ 110,521

(Dollars in thousands)	Under 1 Year		1 - 5 Years		5 - 10 Years		Over 10 Years		Total Investment Securities	
	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Fair Value
December 31, 2023										
Held to Maturity										
U.S. Treasury and government agencies	$ 7,000	3.50 %	$ 110,163	2.44 %	$ 15,418	1.48 %	$ 10,861	3.02 %	$ 143,442	$ 133,065
Mortgage-backed securities	—	— %	6,295	4.64 %	27,620	3.73 %	323,955	2.20 %	357,870	314,006
Obligations of states and political subdivisions (1)	—	— %	310	4.52 %	—	— %	1,160	4.53 %	1,470	1,508
Other debt securities	—	— %	3,000	10.35 %	7,500	4.63 %	—	— %	10,500	9,251
Total	$ 7,000	3.50 %	$ 119,768	2.76 %	$ 50,538	3.18 %	$ 335,976	2.24 %	$ 513,282	$ 457,830

(1)   Yields have been adjusted to reflect a tax equivalent basis using the statutory federal tax rate of 21%.

Loans Held for Sale

We originate residential mortgage loans for sale on the secondary market, which we have elected to carry at fair value. At December 31, 2023, the fair value of loans held for sale amounted to $8.8 million compared to $4.2 million at December 31, 2022.

When we sell mortgage loans we make certain representations to the purchaser related to loan ownership, loan compliance and legality, and accurate documentation, among other things. If a loan is found to be out of compliance with any of the representations subsequent to the date of purchase, we may be required to repurchase the loan or indemnify the purchaser.

The Company was not required to repurchase any loans during 2023 or 2022.

Loans Held for Investment

The following table summarizes the Company's loan portfolio at December 31, 2023 and December 31, 2022.

(Dollars in thousands)	December 31, 2023	%	December 31, 2022	%	$ Change	% Change
Construction	$ 299,000	6.40 %	$ 246,319	9.60 %	$ 52,681	21.40 %
Residential real estate	1,490,438	32.10 %	810,497	31.70 %	679,941	83.90 %
Commercial real estate	2,286,154	49.30 %	1,065,409	41.70 %	1,220,745	114.60 %
Commercial	229,939	5.00 %	147,856	5.80 %	82,083	55.50 %
Consumer	328,896	7.10 %	286,026	11.20 %	42,870	15.00 %
Credit Cards	6,583	0.10 %	—	— %	6,583	— %
Total loans	$ 4,641,010	100.00 %	$ 2,556,107	100.00 %	$ 2,084,903	81.60 %
Allowance for credit losses on loans	(57,351)		(16,643)		(40,708)	244.60 %
Total loans, net	$ 4,583,659		$ 2,539,464		$ 2,044,195	80.50 %

Credit Cards

In relation to the merger with TCFC, the Bank added a consumer credit card portfolio noted in the table above. The Bank has prior experience with consumer credit card lending and continued to maintain the operations and adopted the internal controls of legacy CBTC to properly manage this activity during 2023.

CRE Loan Portfolio

Our loan portfolio has a CRE loan concentration, which is generally defined as a combination of certain construction and CRE loans. The federal banking regulators have issued guidance for those institutions which are deemed to have concentrations in CRE lending. Pursuant to the supervisory criteria contained in the guidance for identifying instructions with a potential CRE concentration risk, institutions which have (1) total reported loans for construction, land development, and other land acquisitions which represent 100% or more of an institution's total risk-based capital; or (2) total non-owner occupied CRE loans representing 300% or more of the institution's total risk-based capital and the institution's non-owner occupied CRE loan portfolio (including construction) has increased 50% or more during the prior 36 months are identified as having potential CRE concentration risk. Institutions which are deemed to have concentrations in CRE lending are expected to employ heightened levels of risk management with respect to their CRE portfolios, and may be required to hold higher levels of capital. The Bank has a concentration in CRE loans, and experienced significant growth in its CRE portfolio with its acquisition of TCFC and its wholly-owned subsidiary CBTC. Non-owner occupied CRE as a percentage of the Bank's Tier 1 Capital + ACL at December 31, 2023 and December 31, 2022 was $2.0 billion or 382.6% and $1.0 billion or 289.4%, respectively. Construction loans as a percentage of the Bank's Tier 1 Capital + ACL at December 31, 2023 and December 31, 2022 was $299.0 million or 56.7% and $246.3 million or 69.9%, respectively.

The CRE portfolio has increased significantly in the past two years. Management has extensive experience in CRE lending, and has implemented and continues to maintain heightened risk management procedures, as well as strong underwriting criteria with respect to its CRE portfolio. Monitoring practices are part of the Bank's credit and risk departments annual test plans and are adjusted as needed on a quarterly basis if external or internal conditions merit changes. The Bank's CRE monitoring plans include stress testing analysis to evaluate changes in collateral values and changes in cash flow debt service coverage ratios as a result of increasing interest rates or declines in customer net operating revenues. We may be required to maintain higher levels of capital as a result of our CRE concentrations, which could require us to obtain additional capital or be required to sell/participate portions of loans, which may adversely affect shareholder returns.

CRE Non Owner-Occupied Real Estate Loans

				December 31, 2023	
Non-owner occupied real estate loans (dollars in thousands)	Amount		Average Loan Size	% of Non-Owner Occupied CRE Loans	% of Total Portfolio Loans, Gross
Loan Type:					
Retail	$	469,226	$ 2,133	23.2 %	10.1 %
Office/Office Condo		404,227	1,497	20.0 %	8.7 %
Multi-Family (5+ Units)		262,475	2,169	13.0 %	5.6 %
Motel/Hotel		213,414	3,335	10.6 %	4.6 %
Other[1]		668,910	592	33.1 %	14.4 %
Total non-owner occupied CRE loans [2]	$	2,018,252	$ 1,945	100.0 %	43.4 %
Total Portfolio loans, gross [3]	$	4,649,792			

(1) Other non owner-occupied CRE loans include industrial loans of $209.4 million, mini-storage loans of $74.0 million, restaurant loans of $48.9 million, and other loans of $336.6 million.

(2) The balances for our non-owner occupied commercial real estate portfolio as of December 31, 2023, as presented in this table, coincide with our internal evaluation of risk for the purpose of monitoring loan concentrations in accordance with internal and regulatory guidelines. Within the non-owner occupied balances presented in this table, the Company has included certain loans secured by multifamily residential properties and other investor owned 1-4 family residential properties that are reported in the residential real estate caption in other areas of this report. As such, the total balance of loans presented in this table when added to the balance of the table presented below detailing owner occupied commercial real estate may not reconcile to the commercial real estate caption included in other tables and footnotes.

(3) Includes Loans held for sale of $8.8 million.

CRE Owner-Occupied Real Estate Loans

				December 31, 2023	
Owner-occupied CRE Loans (dollars in thousands)	Amount		Average Loan Size	% of Owner-Occupied CRE Loans	% of Total Portfolio Loans, Gross
Loan Type:					
Office/Office Condo	$	137,334	$ 505	18.0 %	3.0 %
Industrial Warehouse		106,216	610	13.9 %	2.3 %
Church		72,560	942	9.5 %	1.6 %
Marine/Boat Slip		66,112	2,449	8.7 %	1.4 %
Other[1]		381,575	784	50.0 %	8.2 %
Total owner-occupied CRE loans	$	763,797	$ 1,058	100.0 %	16.4 %
Total Portfolio loans, gross [2]	$	4,649,792			

(1) Other owner-occupied CRE loan include restaurant loans of $59.7 million, retail loans of $56.5 million, fire/CMS building loans of $42.0 million and other loans of $223.4 million.

(2) Includes Loans held for sale of $8.8 million.

Office CRE Portfolio

The Bank's office CRE portfolio, which included owner-occupied and non-owner occupied CRE loans, was $541.6 million or 10.6% of total loans of $4.6 billion at December 31, 2023. The Bank had only 24 office CRE loans totaling $189.8 million that were greater than $5.0 million at December 31, 2023. There were 507 loans in the office CRE portfolio with an average and median loan size of $1.0 million and $0.4 million at December 31, 2023. Loan to value estimates are less than 70% for $385.9 million or 74.0% of the office CRE portfolio and the average loan debt-service coverage ratio was 2.4x and average loan to value was 47.7% at December 31, 2023. Collateral values are based on the most recent appraisal, which varies from the initial loan boarding to interim credit reviews.

The office CRE portfolio is 74% geographically located in rural or suburban areas with limited exposure to metropolitan cities. This portfolio included $142.9 million or 26.4% with medical tenants and $75.2 million or 14.4% with government or government contractor tenants. Only 6% of the total value of the office CRE loans consists of buildings that are 5 stories or more. The maturity and repricing schedule in 2024 for the office CRE portfolio is $29.8 million and $5.8 million, respectively. Only $2.8 million of office CRE loans are special mention or substandard.

Maturity of Loan Portfolio

The following table below sets forth the maturities and interest rate sensitivity of the loan portfolio at December 31, 2023. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less.

(Dollars in thousands)	Maturing within one year		Maturing after one but within five years		Maturing after five but within fifteen years		Maturing after fifteen years		Total	
Construction	$	188,934	$	70,495	$	35,664	$	3,907	$	299,000
Residential real estate		44,337		263,398		187,161		995,542		1,490,438
Commercial real estate		104,494		571,996		805,362		804,302		2,286,154
Commercial		8,388		100,827		61,855		58,869		229,939
Consumer		1,311		68,479		118,440		140,666		328,896
Credit Cards		6,583		—		—		—		6,583
Totals	$	354,047	$	1,075,195	$	1,208,482	$	2,003,286	$	4,641,010
Rate Terms:										
Fixed-interest rate loans	$	316,009	$	969,513	$	841,484	$	471,631	$	2,598,637
Adjustable-interest rate loans		38,038		105,682		366,997		1,531,656		2,042,373
Total	$	354,047	$	1,075,195	$	1,208,481	$	2,003,287	$	4,641,010

Asset Quality

The following table summarizes asset quality information and ratios at December 31, 2023 and December 31, 2022.

(dollars in thousands)	December 31, 2023	December 31, 2022
ASSET QUALITY		
Total portfolio loans	$ 4,641,010	$ 2,556,107
Classified assets	14,851	2,663
Allowance for credit losses on loans	(57,351)	(16,643)
Past due loans - 31 to 89 days	$ 10,853	$ 13,081
Past due loans >= 90 days	738	1,841
Total past due (delinquency) loans	$ 11,591	$ 14,922
Non-accrual loans	$ 12,784	$ 1,908
Accruing borrowers experiencing financial difficulty ("BEFD") modifications	153	4,405
Other real estate owned ("OREO")	179	197
Non-accrual loans, OREO and BEFD modifications	$ 13,116	$ 6,510

(dollars in thousands)	December 31, 2023	December 31, 2022
ASSET QUALITY RATIOS		
Classified assets to total assets	0.25 %	0.08 %
Classified assets to risk-based capital	2.75 %	0.73 %
Allowance for credit losses on loans to total portfolio loans	1.24 %	0.65 %
Allowance for credit losses on loans to non-accrual loans	448.62 %	872.27 %
Past due loans - 31 to 89 days to total portfolio loans	0.23 %	0.51 %
Past due loans >=90 days and non-accrual to total loans	0.29 %	0.15 %
Total past due and non-accrual loans to total portfolio loans	0.53 %	0.66 %
Non-accrual loans to total portfolio loans	0.28 %	0.07 %
Non-accrual loans and BEFD modifications to total loans	0.28 %	0.25 %
Non-accrual loans and OREO to total assets	0.22 %	0.06 %
Non-accrual loans and OREO to total portfolio loans and OREO	0.28 %	0.08 %
Non-accrual loans, OREO and BEFD modifications to total assets	0.22 %	0.19 %

(1) Classified assets consist of substandard loans and OREO. Classified assets do not include special mention loans.

(2) On January 1, 2023, the Company adopted ASU 2022-02–*Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*, which eliminated the trouble debt restructuring recognition and measurement guidance. As such, loans designated as TDRs prior to January 1, 2023 and are currently performing are no longer reported as a BEFD loan beginning in the quarter ended March 31, 2023, while prior period amounts continue to be reported in accordance with previously applicable GAAP.

(3) BEFD modification loans include both non-accrual and accruing performing loans. All BEFD modification loans are included in the calculation of asset quality financial ratios. Non-accrual BEFD modification loans are included in the non-accrual balance and accruing BEFD modification loans are included in the accruing BEFD modification balance.

ACL and Provision for Credit Losses

The following is a breakdown of the Company's general and specific allowances as a percentage of total portfolio loans at December 31, 2023 and December 31, 2022:

Breakdown of general and specific allowance as a percentage of total portfolio loans

	December 31, 2023	December 31, 2022
General allowance	$ 56,428	$ 16,516
Specific allowance	923	127
	$ 57,351	$ 16,643
General allowance	1.22 %	0.65 %
Specific allowance	0.02 %	— %
Allowance to total gross loans	1.24 %	0.65 %
Total gross loans	$ 4,641,010	$ 2,556,107

On January 1, 2023, the Company adopted ASU 2016-13 and implemented CECL. The ACL is a valuation allowance that is deducted from loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged-off against the ACL when management believes the uncollectibility of a loan balance is confirmed. Expected recoveries may not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

The Bank uses data to estimate expected credit losses under CECL, including information about past events, current conditions, and reasonable and supportable forecasts relevant to assessing the collectability of the cash flows of the loans. Historical loss experience serves as the foundation for our estimated credit losses. Adjustments to our historical loss experience are made for differences in current loan portfolio segment credit risk characteristics such as the impact of changing unemployment rates, changes in U.S. Treasury yields, portfolio concentrations, the volume of classified loans, and other prevailing economic conditions and factors that may affect the borrower's ability to repay, or reduce the estimated value of any underlying collateral. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The Company adopted ASU 2016-13 using the modified retrospective method. Results for reporting periods beginning after January 1, 2023 are presented under ASU 2016-13 while prior period amounts continue to be reported in accordance with previously applicable GAAP.

Upon the adoption of ASC 326, the Company recorded a $10.8 million increase to the ACL. ACL balances increased to 1.24% of portfolio loans at December 31, 2023 compared to 0.65% at December 31, 2022. At December 31, 2023, the Company's ACL increased $40.7 million or 244.60% to $57.4 million from $16.6 million at December 31, 2022. The increase in the general allowance was primarily due to the merger with TCFC and the impact of the adoption of ASC 326.

The Company recorded a provision for credit losses on loans of $30.4 million for the year ended December 31, 2023 compared to $1.9 million for the year ended December 31, 2022. Net recoveries amounted to $774 thousand, or 0.03% of average loans for the year ended December 31, 2022 compared to net charge-offs of $2.0 million or 0.06% of average loans for the year ended December 31, 2023. Included in the net charge-offs for 2023 were $1.2 million in charge-offs related to the strategic sale of $10.7 million in loans that reduced classified assets and CRE concentrations.

Management believes that the ACL was adequate at December 31, 2023. The ACL as a percent of total loans may increase or decrease in future periods based on economic conditions. Management's determination of the adequacy of the ACL is based on a periodic evaluation of the loan portfolio. For additional information regarding the ACL, refer to Notes 1 and 4 of the Consolidated Financial Statements and the Critical Accounting Policy section of the Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following table allocates the ACL by portfolio loan category at the dates indicated. The allocation of the ACL to each category is not necessarily indicative of future losses and does not restrict the use of the ACL to absorb losses in any category.

| (dollars in thousands) | December 31, 2023 | | December 31, 2022 | |
	Amount	%[1]	Amount	%[1]
Construction	$ 3,935	6.40 %	$ 2,973	9.60 %
Residential real estate	21,949	32.10 %	2,622	31.70 %
Commercial real estate	20,975	49.30 %	4,899	41.70 %
Commercial	2,671	5.00 %	1,652	5.80 %
Consumer	7,601	7.10 %	4,497	11.20 %
Credit Cards	220	0.10 %	—	— %
Total allowance for credit losses	$ 57,351	100.00 %	$ 16,643	100.00 %

(1) Percent of loans in each category to total portfolio loans.

The following table indicates net charge-offs or recoveries by average portfolio loan category for the years ended as indicated:

| (dollars in thousands) | December 31, 2023 | | | December 31, 2022 | | |
	Net (Charge-offs) Recoveries	Average Balance (1)	%	Net (Charge-offs) Recoveries	Average Balance (1)	%
Construction	$ 15	$ 311,360	— %	$ 13	$ 243,045	0.01 %
Residential real estate	(75)	1,151,181	0.01 %	137	707,965	0.02 %
Commercial real estate	(1,326)	1,713,825	0.08 %	945	965,108	0.59 %
Commercial	(232)	127,441	0.18 %	(319)	159,288	0.16 %
Consumer	(290)	322,904	0.09 %	(2)	202,979	— %
Credit Cards	(111)	2,811	3.95 %	—	—	— %
	(2,019)	3,629,522	0.06 %	774	2,278,385	0.03 %
Allowance for credit losses	—	(40,777)	— %	—	(15,441)	— %
Total net charge-off and average loans	$ (2,019)	$ 3,588,745	0.06 %	$ 774	$ 2,262,944	0.03 %

(1) Excludes Loans Held for Sale

Off Balance Sheet Credit Exposure Reserve

The Company's reserve for off balance sheet credit exposures was $1.1 million at December 31, 2023 and increased compared to December 31, 2022 due to impact of the adoption of ASC 326, the merger, and growth in unfunded commitments for residential real estate loans. The Company is monitoring line of credit usage and has not seen substantive increases in usage or expected usage. The Company will continue to monitor activity for potential increases in the off-balance sheet reserve in future quarters as customers use available liquidity.

Classified Assets and Special Mention Assets

Classified assets increased $12.2 million from $2.7 million at December 31, 2022 to $14.9 million at December 31, 2023. Management considers classified assets to be an important measure of asset quality. Increases in classified and special mention loan categories were due to loans related to our marine lending portfolio of $7.2 million and residential mortgages of $3.2 million all of which are diverse in origination date and not indicative of recurring trends. The Company's risk rating process for classified loans is an important input into the Company's allowance methodology. Risk ratings are an important input into the Company's ACL qualitative framework. The following is a breakdown of the Company's classified and special mention assets at December 31, 2023 and December 31, 2022, respectively:

(dollars in thousands)	December 31, 2023		December 31, 2022	
Classified loans				
Substandard	$	14,672	$	2,466
Doubtful		—		—
Loss		—		—
Total classified loans		14,672		2,466
Special mention loans		28,263		3,539
Total classified loans and special mention loans	$	42,935	$	6,005
Classified loans	$	14,672	$	2,466
Classified securities		—		—
OREO		179		197
Total classified assets	$	14,851	$	2,663
Total classified assets and special mention loans	$	43,114	$	6,202
Total classified assets as a percentage of total assets		0.25 %		0.08 %
Total classified assets as a percentage of risk based capital		2.75 %		0.73 %

Nonperforming Assets

At December 31, 2023, nonperforming assets were $13.7 million, an increase of $9.8 million, or 247.21%, when compared to December 31, 2022. The increase in nonperforming assets was primarily due to the increase in nonaccrual loans acquired in the merger, partially offset by a decrease in loans 90 days past due and still accruing. At December 31, 2023, the ratio of nonaccrual loans to total assets was 0.21%, an increase from 0.05% at December 31, 2022. The ratio of nonperforming assets to total assets at December 31, 2023 was 0.23% compared to 0.11% at December 31, 2022.

The Company continues to focus on the resolution of its nonperforming and problem loans. The efforts to accomplish this goal include frequently contacting borrowers until the delinquency is cured or until an acceptable payment plan has been agreed upon; obtaining updated appraisals; provisioning for credit losses; charging off loans; transferring loans to OREO; aggressively marketing OREO; and selling loans. The reduction of nonperforming and problem loans is and will continue to be a high priority for the Company.

The following table summarizes our nonperforming assets for the years ended December 31, 2023 and December 31, 2022.

(Dollars in thousands)	December 31, 2023	December 31, 2022
Nonperforming assets		
Nonaccrual loans	$ 12,784	$ 1,908
Total loans 90 days or more past due and still accruing	738	1,841
OREO	179	197
Total nonperforming assets	$ 13,701	$ 3,946
As a percent of total loans:		
Nonaccrual loans	0.28 %	0.07 %
As a percent of total loans and OREO:		
Nonperforming assets	0.30 %	0.15 %
As a percent of total assets:		
Nonaccrual loans	0.21 %	0.05 %
Nonperforming assets	0.23 %	0.11 %

Deposits

The following is a breakdown of the Company's deposit portfolio at December 31, 2023 and December 31, 2022:

(dollars in thousands)	December 31, 2023		December 31, 2022		$ Change	% Change
	Balance	%	Balance	%		
Noninterest-bearing demand	$ 1,258,037	23.36 %	$ 862,015	28.64 %	$ 396,022	45.9 %
Interest-bearing:						
Demand	1,165,546	21.64 %	694,101	23.06 %	471,445	67.9 %
Money market deposits	1,430,603	26.56 %	709,132	23.56 %	721,471	101.7 %
Savings	347,324	6.45 %	320,188	10.64 %	27,136	8.5 %
Certificates of deposit	1,184,610	21.99 %	424,348	14.10 %	760,262	179.2 %
Total interest-bearing	4,128,083	76.64 %	2,147,769	71.36 %	1,980,314	92.2 %
Total Deposits	$ 5,386,120	100.0 %	$ 3,009,784	100.0 %	$ 2,376,336	79.0 %

Total deposits increased $2.4 billion, or 79.0%, to $5.4 billion at December 31, 2023 when compared to December 31, 2022. The increase in total deposits was primarily due to the merger, which resulted in an increase in time deposits of $760.3 million, demand deposits of $471.4 million, money market and savings of $748.6 million, and noninterest-bearing deposits of $396.0 million.

Total estimated uninsured deposits were $1.05 billion, or 19.5% of total deposits, at December 31, 2023. At December 31, 2023, there were $156.1 million included in uninsured deposits that the Bank secured using the market value of pledged collateral. The Bank's uninsured deposits, excluding deposits secured by the market value of pledged collateral, at December 31, 2023 was $893.5 million, or 16.6% of total deposits.

For FDIC call reporting purposes, reciprocal deposits are classified as brokered deposits when they exceed 20% of a bank's liabilities or $5.0 billion. Reciprocal deposits increased $816.0 million to $1.3 billion at December 31, 2023 compared to $475.6 million at December 31, 2022. Reciprocal deposits as a percentage of the Bank's liabilities at December 31, 2023 and December 31, 2022 were 24.0% and 15.8%, respectively. For call reporting purposes, $204.8 million of reciprocal deposits were considered brokered at December 31, 2023 compared to none at December 31, 2022.

The Bank is required to monitor large deposit relationships and concentration risks in accordance with regulatory guidance. This includes monitoring deposit concentrations and maintaining fund management policies and strategies that take into account potentially volatile concentrations and significant deposits that mature simultaneously. Regulatory guidance defines a large depositor as a customer or entity that owns or controls 2% or more of the Bank's total deposits. At December 31, 2023, the Bank had four local municipal customer deposit relationships that exceeded 2% of total deposits, totaling $598.5 million or 11.11% of total deposits of $5.4 billion. At December 31, 2022, there were two customer deposit relationships that exceeded 2% of total deposits, totaling $217.8 million or 7.24% of total deposits of $3.0 billion.

The Bank uses deposits primarily to fund loans and to purchase investment securities. Average total deposits increased from $3.0 billion at December 31, 2022 to $4.0 billion at December 31, 2023, an increase of $1.0 billion, or 33.67%.

The following table sets forth the average balances of deposits and percentage of each major category to total average deposits for the year ended December 31, 2023 and December 31, 2022.

(Dollars in thousands)	December 31, 2023		December 31, 2022	
	Average Balance	%	Average Balance	%
Noninterest-bearing demand	$ 1,043,479	25.9 %	$ 888,509	29.5 %
Interest-bearing deposits				
Demand	883,976	21.9 %	638,105	21.2 %
Money market and savings	1,275,088	31.6 %	1,043,032	34.6 %
Certificates of deposit of $100,000 or more	492,226	12.2 %	239,927	8.0 %
Other time deposits	334,245	8.3 %	204,536	6.8 %
Total interest-bearing	$ 2,985,535	74.1 %	$ 2,125,600	70.5 %
Total Deposits	$ 4,029,014	100.0 %	$ 3,014,109	100.0 %

Average interest-bearing deposits increased $859.9 million, or 40.5%, in 2023, compared to an increase of $684.5 million, or 47.5%, in 2022. Average noninterest-bearing deposits increased $155 million, or 17.44% in 2023, compared to an increase of $314.0 million, or 54.6%, in 2022. Deposits provided funding for approximately 92.5% and 93.6% of average earning assets for 2023 and 2022, respectively.

The following table sets forth the aggregate amount and maturity ranges of certificates of deposit with balances of $250,000 or more as of December 31, 2023, as well as the portion that is uninsured.

(Dollars in thousands)	Total	Uninsured
Three months or less	$ 90,670	$ 39,593
Over three through 6 months	122,077	51,078
Over 6 through 12 months	122,331	44,832
Over 12 months	19,500	7,249
Total	$ 354,578	$ 142,752

Note 8 to the Consolidated Financial Statements includes the scheduled contractual maturities of total certificates of deposits of $1.2 billion at December 31, 2023.

Securities Sold Under Retail Repurchase Agreements

Securities sold under agreements to repurchase are issued in conjunction with cash management services for commercial depositors. There were no securities sold under retail purchase agreements at the end of 2023 and 2022.

Wholesale Funding - Short-Term Borrowings and Brokered Deposits

The Company borrows from the FHLB on a short-term basis to meet short term liquidity needs. At December 31, 2023, there were no short-term borrowings outstanding, compared to short-term advances with the FHLB of $40.0 million at December 31, 2022.

The Company's wholesale funding increased $4.5 million, which includes FHLB advances and brokered deposits, from $40.0 million in FHLB advances at December 31, 2022 to $44.5 million in brokered deposits at December 31, 2023. Brokered deposits for the Company's measurement of wholesale funding exclude reciprocal deposit balances that exceeded 2% of total deposits. The Bank decreased wholesale funding by $380.0 million during the third quarter of 2023 and $62.0 million in the fourth quarter of 2023. Cash proceeds from the sale of TCFC's AFS securities acquired in the merger and increases in on-balance sheet cash were utilized to curtail FHLB advances and brokered deposits.

Contractual Obligations

The Company has various contractual obligations that affect its cash flows and liquidity. Our operating leases are primarily related to branch premises and equipment. Purchase obligations arise from agreements to purchase goods and services that are enforceable and legally binding. Other contracts included in purchase obligations primarily consist of service agreements for various systems and applications supporting bank operations. For information regarding material contractual obligations please see Note 6 Leases in the Notes to the Consolidated Financial Statements and Note 23 Revenue Recognition.

Long-Term Debt

The Company occasionally borrows from the FHLB to meet longer term liquidity needs, specifically to fund loan growth when liquidity from deposit growth is not sufficient. There were no long-term borrowings from the FHLB outstanding at December 31, 2023 and December 31, 2022.

On August 25, 2020, the Company entered into Subordinated Note Purchase Agreements with certain accredited purchasers pursuant to which the Company issued and sold $25.0 million in aggregate principal amount with an initial interest rate of 5.375% Fixed-to-Floating Rate Subordinated Notes due September 1, 2030.

As a result of the acquisition of Severn Bancorp, Inc. ("Severn"), effective October 31, 2021, the Company acquired Junior Subordinated Debt Securities due in 2035 which had an outstanding principal balance of $20.6 million. The debt balance of $18.6 million at December 31, 2023 and $18.4 million at December 31, 2022 was presented net of fair value adjustments of $2.0 million and $2.2 million, respectively.

Additionally, as a result of the TCFC merger, the Company acquired Junior Subordinated Debt Securities which had an outstanding principal balance of $12.0 million. The debt balance of $10.6 million at December 31, 2023 was presented net of a fair value adjustment of $1.4 million. In addition, the Company acquired 4.75% fixed-to-floating rate subordinated notes with a principal balance of $19.5 million at December 31, 2023. The debt balance of $18.3 million at December 31, 2023 was presented net of fair value adjustment of $1.2 million.

For additional information regarding the long-term debt, refer to Note 9 to the Consolidated Financial Statements.

Stockholders' Equity

Total stockholders' equity was $511.1 million at December 31, 2023, compared to $364.3 million at December 31, 2022. The increase in stockholders' equity in 2023 was primarily due to the $153.1 million increase in paid in capital due to the merger and net income of $11.2 million, partially offset by a $7.8 million CECL adjustment, net of tax in the first quarter of 2023 and dividends paid of $12.7 million. The ratio of period-end equity to total assets was 8.50% for 2023, as compared to 10.48% for 2022.

(Dollars in thousands)	December 31, 2023	December 31, 2022	$ Change	% Change
Common Stock at par value of $0.01	$ 332	$ 199	$ 133	66.83 %
Additional paid in capital	356,007	201,494	154,513	76.68 %
Retained earnings	162,290	171,613	(9,323)	(5.43)%
Accumulated other comprehensive loss	(7,494)	(9,021)	1,527	(16.93)%
Total Stockholders' Equity	$ 511,135	$ 364,285	$ 146,850	40.31 %

We record unrealized holding gains (losses), net of tax, on investment securities available for sale as AOCI (loss), a separate component of stockholders' equity. At December 31, 2023, the portion of the investment portfolio designated as "available for sale" had a net unrealized holding loss, net of tax, of $7.5 million compared to a net unrealized holding loss, net of tax, of $9.1 million at December 31, 2022.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is our ability to fund operations and meet present and future financial obligations through the sale or repayment of existing assets or by obtaining additional funding through liability management. Cash needs may come from loan demand, deposit withdrawals or acquisition opportunities. Potential obligations resulting from the issuance of standby letters of credit and commitments to fund future borrowings to our loan customers are other factors affecting our liquidity needs. Many of these obligations and commitments are expected to expire without being drawn upon; therefore, the total commitment amounts do not necessarily represent future cash requirements affecting our liquidity position.

The Company's principal sources of liquidity are cash on hand and dividends received from the Bank. The Bank's most liquid assets are cash, cash equivalents and federal funds sold. The levels of such assets are dependent on the Bank's operating, financing and investment activities at any given time. The variations in levels of cash and cash equivalents are influenced by deposit flows and anticipated future deposit flows. Customer deposits are considered the primary source of funds supporting the Bank's lending and investment activities. We believe our level of liquid assets is sufficient to meet current anticipated funding needs.

Liquidity is provided by access to funding sources, which include core deposits and brokered deposits. Other sources of funds include our ability to borrow, such as purchasing federal funds from correspondent banks, sales of securities under agreements to repurchase and advances from the FHLB of Atlanta. The Bank uses wholesale funding (brokered deposits and other sources of funds) to supplement funding when loan growth exceeds core deposit growth and for asset-liability management purposes.

We derive liquidity through increased customer deposits, non-reinvestment of the cash flow from the investment portfolio, loan repayments, borrowings and income from earning assets. As seen in the Consolidated Statements of Cash Flows in the Financial Statements, the net increase in cash and cash equivalents was $316.9 million for the year ended December 31, 2023 compared to a decrease of $528.1 million for the year ended December 31, 2022. The increase in cash and cash equivalents in 2023 was mainly due to proceeds from the sale of acquired investment securities of $434.2 million after the merger as well as increases in the Bank's deposits subsequent to the merger.

To the extent that deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short-term funding markets. The Bank has arrangements with other correspondent banks whereby it has $45.0 million available in federal funds lines of credit and a reverse repurchase agreement available to meet any short-term needs which may not otherwise be funded by the Bank's portfolio of readily marketable investments that can be converted to cash. At December 31, 2023, the Bank had approximately $1.3 billion of available liquidity including: $372.4 million in cash and cash equivalents, $344.8 million in unpledged securities, $659.0 million in secured borrowing capacity at the FHLB, and the other correspondent banks of $45.0 million. The Bank is a member of the FHLB, which provides another source of liquidity. The Bank has pledged, under a blanket lien, all qualifying residential and CRE loans under borrowing agreements with the FHLB.

Comparison of Cash Flows for the Years Ending December 31, 2023 and 2022

During the year ended December 31, 2023, all financing activities provided $121.9 million in cash compared to $0.8 million in cash provided for the same period in 2022. The Company was provided $121.1 million more cash from financing activities compared to the prior year, primarily due to increased deposits of $243.2 million from management's efforts to expand deposit relationships. The Company used less cash in 2023 compared to 2022 for net long-term debt activity. Short-term borrowings activity used $144.9 million more cash in 2023 compared to 2022 as the Bank paid down wholesale funding. The Company used $3.2 million more in cash for stock related activities in 2023 compared to 2022. The increase was primarily due to a $3.2 million increase in common stock dividend payments.

The Bank's principal use of cash has been in investing activities including its investments in loans, investment securities and other assets. In 2023, the level of net cash provided from investing activities increased $753.9 million to $172.3 million from net cash used of $581.6 million in 2022. The increase in cash provided was primarily the result of proceeds from sale of investment securities of $434.2 million acquired from the merger partially offset by cash used for loan activities. Cash used for loan activities decreased $109.7 million to $317.3 million, for the year ended December 31, 2023 from $427.0 million for the year ended December 31, 2022 as organic loan growth slowed in 2023 as management focused on merger integration as well as safe and sound moderate loan growth in the current economic environment.The use of funds to purchase investment securities decreased $148.1 million to $68.7 million for the year ended December 31, 2023 from $216.7 million for the year ended December 31, 2022. Cash provided increased $471.5 million as total proceeds from sales of acquired investment securities, redemption of restricted securities and principal payments of securities for year ended December 31, 2023 increased compared to the year ended December 31, 2022.

Operating activities provided less cash of $29.7 million as cash provided decreased $22.7 million for the year ended December 31, 2023 compared to $52.6 million of cash provided for the same period of 2022.

The Company has no business other than holding the stock of the Bank and does not currently have any material funding requirements, except for the payment of dividends on common stock, and the payment of interest on subordinated debentures and subordinated notes, and noninterest expense.

Capital Requirements

The Company evaluates capital resources by the ability to maintain adequate regulatory capital ratios. The Company and the Bank annually update its strategic plan that includes a three-year capital plan. In developing its plan, the Company considers the impact to capital of asset growth, loan concentrations, income accretion, dividends, holding company liquidity, investment in markets and people and stress testing.

The Bank and the Company are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of CET 1, Tier 1, and total capital as a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 1250%. The Bank is also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio.

In July 2013, federal bank regulatory agencies issued a final rule that revised their risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with certain standards that were developed by Basel III and certain provisions of the Dodd-Frank Act. The final rule currently applies to all depository institutions and bank holding companies and savings and loan holding companies with total consolidated assets of more than $3 billion.

As of December 31, 2023, the Bank and Company were in compliance with all applicable regulatory capital requirements to which they were subject, and the Bank was classified as "well capitalized" for purposes of the prompt corrective action regulations. The following tables present the applicable capital ratios for the Company and the Bank as of December 31, 2023 and December 31, 2022.

December 31, 2023	Tier 1 Leverage Ratio	Common Equity Tier 1 Ratio	Tier 1 Risk-Based Capital Ratio	Total Risk-Based Capital Ratio
The Company	7.74 %	8.69 %	9.31 %	11.48 %
The Bank	8.33 %	10.02 %	10.02 %	11.27 %

December 31, 2022	Tier 1 Leverage Ratio	Common Equity Tier 1 Ratio	Tier 1 Risk-Based Capital Ratio	Total Risk-Based Capital Ratio
The Company	9.52 %	11.62 %	12.33 %	13.91 %
The Bank	9.92 %	12.82 %	12.82 %	13.47 %

See Note 16 to the Consolidated Financial Statements for further information about the regulatory capital positions of the Bank and Company.

USE OF NON-GAAP FINANCIAL MEASURES

Statements included in the Management's Discussion and Analysis of Financial Condition and Results of Operations include non-GAAP financial measures and should be read along with the accompanying tables, which provide a reconciliation of non-GAAP financial measures to GAAP financial measures. The Company's management uses these non-GAAP financial measures and believes that non-GAAP financial measures provide additional useful information that allows readers to evaluate the ongoing performance of the Company. Non-GAAP financial measures should not be considered as an alternative to any measure of performance or financial condition as promulgated under GAAP, and investors should consider the Company's performance and financial condition as reported under GAAP and all other relevant information when assessing the performance or financial condition of the Company. Non-GAAP financial measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of the results or financial condition as reported under GAAP. See Non-GAAP reconciliation schedules that immediately follow:

Reconciliation of Non-GAAP Measures

Reconciliation of U.S. GAAP total assets, common equity, common equity to assets and book value to Non-GAAP tangible assets, tangible common equity, tangible common equity to tangible assets and tangible book value.

This Annual Report on Form 10-K, including the accompanying financial statement tables, contains financial information determined by methods other than in accordance with GAAP. This financial information includes certain performance measures, which exclude intangible assets. These non-GAAP measures are included because the Company believes they may provide useful supplemental information for evaluating the underlying performance trends of the Company.

(dollars in thousands, except per share amounts)	December 31, 2023		December 31, 2022	
Total assets	$	6,010,918	$	3,477,276
Less: intangible assets				
Goodwill		63,266		63,266
Core deposit intangibles		48,090		5,547
Total intangible assets		111,356		68,813
Tangible assets	$	5,899,562	$	3,408,463
Total common equity	$	511,135	$	364,285
Less: intangible assets		111,356		68,813
Tangible common equity	$	399,779	$	295,472
Common shares outstanding at end of period		33,161,532		19,864,956
Common equity to assets		8.50 %		10.48 %
Tangible common equity to tangible assets		6.78 %		8.67 %
Common book value per share	$	15.41	$	18.34
Tangible common book value per share	$	12.06	$	14.87

Return on Average Common Equity

Return on average common equity is a financial ratio that measures the profitability of a company in relation to the average stockholders' equity. This financial metric is expressed in the form of a percentage which is equal to net income after tax divided by the average shareholders' equity for a specific period of time.

	For the Year Ended	
(dollars in thousands, except per share amounts)	**December 31, 2023**	**December 31, 2022**
Net income (as reported)	$ 11,228	$ 31,177
Return on Average Common Equity	2.54 %	8.76 %
Average stockholders' equity	$ 441,790	$ 355,850

Return on Average Tangible Common Equity

Return on average tangible common equity is computed by dividing net earnings applicable to common shareholders by average tangible common stockholders' equity. Management believes that return on average tangible common equity is meaningful because it measures the performance of a business consistently, whether acquired or internally developed. ROATCE is a non-GAAP measure and may not be comparable to similar non-GAAP measures used by other companies.

	For the Year Ended	
(dollars in thousands, except per share amounts)	**December 31, 2023**	**December 31, 2022**
Net income (as reported)	$ 11,228	$ 31,177
Core deposit intangible amortization (net of tax)	4,254	1,471
Merger and acquisition costs (net of tax)	11,637	1,553
Net earnings applicable to common shareholders	$ 27,119	$ 34,201
Return of Average Tangible Common Equity	7.74 %	11.96 %
Average stockholders' equity	$ 441,790	$ 355,850
Average goodwill and core deposit intangible	(91,471)	(69,845)
Average tangible stockholders' common equity	$ 350,319	$ 286,005

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

Interest rate risk is defined as the exposure to changes in net interest income and capital that arises from movements in interest rates. Depending on the composition of the balance sheet, increasing or decreasing interest rates can negatively affect the Company's results of operations and financial condition.

The Company measures interest rate risk over the short and long term. The Company measures interest rate risk as the change in net interest income caused by a change in interest rates over twelve and twenty-four months. The Company's net interest income simulations provide information about short-term interest rate risk exposure. The Company also measures interest rate risk by measuring changes in the values of assets and liabilities due to changes in interest rates. The economic value of equity is defined as the present value of future cash flows from existing assets, minus the present value of future cash flows from existing liabilities. Economic value of equity simulations reflect the interest rate sensitivity of assets and liabilities over a longer time period, considering the maturities, average life and duration of all balance sheet accounts.

The Company's net income is largely dependent on its net interest income. Net interest income is susceptible to interest rate risk to the extent that interest-bearing liabilities mature or re-price on a different basis than interest-earning assets. When interest-bearing liabilities mature or re-price more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or re-price more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net interest income. Net interest income is also affected by changes in the portion of interest-earning assets that are funded by interest-bearing liabilities rather than by other sources of funds, such as noninterest-bearing deposits and stockholders' equity.

The Company's interest rate risk management goals are (1) to increase net interest income at a growth rate consistent with the growth rate of total assets, and (2) to minimize fluctuations in net interest margin as a percentage of interest-earning assets. Management attempts to achieve these goals by balancing, within policy limits, the volume of floating-rate liabilities with a similar volume of floating-rate assets; by keeping the average maturity of fixed-rate asset and liability contracts reasonably matched; by maintaining a pool of administered core deposits; and by adjusting pricing rates to market conditions on a continuing basis.

The board of directors has approved the Company's interest rate risk policy and assigned oversight to the Board Risk Oversight Committee. The policy establishes limits on risk, which are quantitative measures of the percentage change in net interest income and economic value of equity resulting from changes in interest rates. Both net interest income and economic value of equity simulations assist in identifying, measuring, monitoring and controlling interest rate risk and along with mitigating strategies are used by management to maintain interest rate risk exposure within Board policy guidelines.

The Company's interest rate risk model uses assumptions which include factors such as call features, prepayment options and interest rate caps and floors included in investment and loan portfolio contracts. The interest rate risk model estimates the lives and interest rate sensitivity of the Company's non-maturity deposits. These assumptions have a significant effect on model results. The assumptions are developed primarily based upon historical behavior of Bank customers. The Company also considers industry and regional data in developing interest rate risk model assumptions. There are inherent limitations in the Company's interest rate risk model and underlying assumptions. When interest rates change, actual movements of interest-earning assets and interest-bearing liabilities, loan prepayments, and withdrawals of time and other deposits, may deviate significantly from assumptions used in the model.

The Company prepares a current base case and several alternative simulations at least quarterly. Current interest rates are shocked by +/- 100, 200, 300, and 400 basis points. In addition, the Company simulates additional rate curve scenarios. The Company may elect not to use particular scenarios that it determines are impractical in a current rate environment.

The Company's internal limits for parallel shock scenarios are as follows:

Shock in Basis Points	Net Interest Income	Economic Value of Equity
+ - 400	+/- 40%	+/- 25%
+ - 300	+/- 30%	+/- 20%
+ - 200	+/- 20%	+/- 15%
+ - 100	+/- 10%	+/- 10%

It is management's goal to manage the Bank's portfolios so that net interest income at risk over twelve and twenty-four-month periods and the economic value of equity at risk do not exceed policy guidelines at the various interest rate shock levels. As of December 31, 2023, and 2022, the Company did not exceed any Board approved sensitivity limits for percentage change in net interest income. As of December 31, 2023, the Company exceeded Board approved limits for the percentage change in economic value of equity in the interest rate shocks of +400 and +300 due to extension rate risk on loans. As of December 31, 2022, the Company exceeded Board approved limits for the percentage change in economic value of equity in the interest rate shock scenario of +400.

Measures of net interest income at risk produced by simulation analysis are indicators of an institution's short-term performance in alternative rate environments. The below schedule estimates the changes in net interest income over a twelve-month period for parallel rate shocks for up 400, 300, 200, 100 and down 100, and 200 scenarios:

Estimated Changes in Net Interest Income

Change in Interest Rates:	+ 400 basis points	+ 300 basis points	+ 200 basis points	+ 100 basis points	- 100 basis points	- 200 basis points
Policy Limit	**+/- 40%**	**+/- 30%**	**+/- 20%**	**+/- 10%**	**+/-10%**	**+/- 20%**
December 31, 2023	**(15.6)%**	**(11.6)%**	**(7.6)%**	**(3.6)%**	**2.1 %**	**2.8 %**
December 31, 2022	(11.7)%	(8.6)%	(5.5)%	(2.6)%	(5.1)%	(11.5)%

Measures of equity value at risk indicate the ongoing economic value of the Company by considering the effects of changes in interest rates on all of the Company's cash flows, and by discounting the cash flows to estimate the present value of assets and liabilities. The below schedule estimates the changes in the economic value of equity at parallel shocks for up 400, 300, 200, 100 and down 100 and 200 scenarios:

Estimated Changes in EVE

Change in Interest Rates:	+ 400 bp	+ 300 bp	+ 200 bp	+ 100 bp	- 100 bp	- 200 bp
Policy Limit	**+/- 25%**	**+/- 20%**	**+/- 15%**	**+/- 10%**	**+/-20%**	**+/- 35%**
December 31, 2023	**(27.7)%**	**(20.9)%**	**(13.8)%**	**(6.6)%**	**4.1 %**	**5.8 %**
December 31, 2022	(25.3)%	(18.9)%	(12.4)%	(6.0)%	0.1 %	(2.6)%

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates of deposit could deviate significantly from those assumed in calculating the tables.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Shore Bancshares, Inc. (the "Company") is responsible for the preparation, integrity and fair presentation of the financial statements included in this Annual Report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect management's judgments and estimates concerning the effects of events and transactions that are accounted for or disclosed.

Management is also responsible for establishing and maintaining effective internal control over financial reporting. The Company's internal control over financial reporting includes those policies and procedures that pertain to the Company's ability to record, process, summarize and report reliable financial data. The internal control system contains monitoring mechanisms, and appropriate actions taken to correct identified deficiencies. Management believes that internal controls over financial reporting, which are subject to scrutiny by management and the Company's internal auditors, support the integrity and reliability of the financial statements. Management recognizes that there are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of internal controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. In addition, because of changes in conditions and circumstances, the effectiveness of internal control over financial reporting may vary over time. The Audit Committee of the board of directors (the "Committee"), is comprised entirely of outside directors who are independent of management. The Committee is responsible for the appointment and compensation of the independent auditors and makes decisions regarding the appointment or removal of members of the internal audit function. The Committee meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting, and auditing procedures of the Company in addition to reviewing the Company's financial reports. The independent auditors and the internal auditors have full and unlimited access to the Committee, with or without the presence of management, to discuss the adequacy of internal control over financial reporting, and any other matters which they believe should be brought to the attention of the Committee.

As permitted by the guidance issued by the Office of the Chief Accountant of the Securities and Exchange Commission, management excluded the operations of The Community Financial Corporation and its subsidiary ("TCFC") from its assessment of internal control over financial reporting as of December 31, 2023. TCFC and its subsidiary were merged with and into the Company, however, their legacy operations utilized separate accounting systems from July 1, 2023 (the date of acquisition) until the systems were converted on September 11, 2023. TCFC's total assets represented approximately 39.9% of the Company's consolidated assets as of the date of acquisition.

Management assessed the Company's system of internal control over financial reporting as of December 31, 2023. This assessment was conducted based on the Committee of Sponsoring Organizations of the Treadway Commission "Internal Control - Integrated Framework (2013)." Based on this assessment, management identified material weaknesses related to the Company's internal control over financial reporting, and, as such, concluded that the Company's internal control over financial reporting was ineffective as of December 31, 2023. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Management identified a material weakness associated with ineffective input review controls relating to specific aspects of the Company's allowance for credit loss ("ACL") model and previously disclosed a material weakness in relation to deferred income taxes discussed in Part I, Item 4 of the Company's Form 10-Q/A for the quarter ended September 30, 2023 (the "amended Form 10-Q").

Concerning the identified material weakness with respect to the ACL, management has concluded that the issue resulted from an insufficient validation of key loan payment and projected historical loss variable inputs in the post-merger ACL model.   The lack of sufficient data validation did not require a restatement of previously reported ACL balances.

Concerning the material weakness identified in the Company's amended Form 10-Q, management has concluded that the issue resulted from not performing a key control that was previously only performed in the fourth quarter on annual basis, which was the Company's annual year-end roll-forward reconciliation and review of book to tax basis differences in the Company's deferred tax asset and liability categories. Management concluded that the Company should have performed this key control in the third quarter of 2023 when the merger was consummated.

Management, with the oversight of the Audit Committee, is actively engaged in remediating the material weaknesses in internal control over financial reporting that existed as of December 31, 2023. In response to the material weaknesses identified above, the Company is in the process of implementing changes to its internal control over financial reporting.

Specifically in relation to the allowance for credit losses, management is in the process of completing a detailed inventory covering select inputs to the allowance for credit losses calculation, a re-evaluation of SOX control design and operation, and determining the appropriate frequency and precision of controls to ensure all significant inputs to the allowance for credit losses calculation are addressed. In addition, management expects to conduct a detailed data audit to ensure the completeness and accuracy of select inputs to the allowance for credit losses calculation.

Specifically, in relation to the Company's remediation plan for the error in deferred taxes, management has continued to follow the remediation plans outlined in the Company's amended Form 10-Q. This plan includes a quarterly reconciliation of book to tax basis differences to ensure deferred tax basis items are properly recorded. Beginning in the fourth quarter of 2023, management revised the frequency of the roll-forward reconciliation and review control from an annual key control to a quarterly key control.

Management will consider the material weaknesses remediated once the applicable controls have operated for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. We expect that the remediation of the allowance for credit losses material weakness will be completed prior to the end of 2024. We expect that the remediation of the deferred tax material weakness will be completed with the filing of the Company's 10-Q for quarter ended March 31, 2024.

Except as described above, there were no other changes in the Company's internal control over financial reporting (as defined in Rule 13a-15 under the Securities Act of 1934) during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The 2023 financial statements have been audited by the independent registered public accounting firm of Yount, Hyde & Barbour, P.C. ("YHB"). Personnel from YHB were given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and committees thereof. Management believes that all representations made to all the independent auditors were valid and appropriate. The resulting report from YHB accompanies the financial statements. YHB has also issued a report on the effectiveness of internal control over financial reporting. This report has also been made a part of this Annual Report.

/s/ James M. Burke	/s/ Todd L. Capitani
James M. Burke	Todd L. Capitani
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
(Principal Executive Officer)	(Principal Financial Officer)
March 15, 2024	March 15, 2024



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Shore Bancshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Shore Bancshares, Inc. and its subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Our report dated March 15, 2024, expressed an opinion that the Company had not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Adoption of New Accounting Standard

As discussed in Notes 1 and 4 to the financial statements, the Company changed its method of accounting for credit losses in 2023 due to the adoption of Accounting Standards Update 2016-13, *Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments*, including all related amendments.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses – Collectively Evaluated Loans

As further described in Notes 1 and 4 to the consolidated financial statements, the Company changed its method of accounting for credit losses on January 1, 2023, due to the adoption of Accounting Standards Update 2016-13, *Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,* as amended. The allowance for credit losses on loans (ACL) is a valuation allowance that represents management's best estimate of expected credit losses on loans measured at amortized cost considering available information relevant to assessing collectability over the loans' contractual terms. Loans which share common risk characteristics are pooled and collectively evaluated by the Company using historical data, as well as assessments of current conditions and reasonable and supportable forecasts of future conditions. The Company's ACL related to collectively evaluated loans represented $56.43 million of the total recorded ACL of $57.35 million as of December 31, 2023. The collectively evaluated ACL consists of quantitative and qualitative components.

The quantitative component consists of loss estimates derived from a cash flow model adjusted for estimated prepayments and forecasts of future conditions over a reasonable and supportable period. These estimates consider large amounts of data in tabulating significant inputs to the calculations, including default, loss given default, and prepayment speeds and require complex calculations as well as management judgment in the selection of appropriate inputs. In addition to the quantitative component, the collectively evaluated ACL also includes a qualitative component which aggregates management's assessment of available information relevant to assessing collectability that is not captured in the quantitative loss estimation process. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Management exercised significant judgment when estimating the ACL on collectively evaluated loans. We identified the estimation of the collectively evaluated ACL as a critical audit matter as auditing the collectively evaluated ACL involved especially complex and subjective auditor judgment in evaluating management's assessment of the inherently subjective estimates.

The primary audit procedures we performed to address this critical audit matter included:
- Obtaining an understanding of the Company's process for determining its ACL on collectively evaluated loans, including the underlying methodology and significant inputs to the calculation.
- Substantively testing management's process for measuring the collectively evaluated ACL, including:
  ◦ Evaluating the conceptual soundness of the methodology for determining the collectively evaluated ACL.
  ◦ Testing significant inputs to the calculation, including probability of default, loss given default, and prepayment rates, and the data on which those inputs were based.
  ◦ Evaluating management's selection of forecasting inputs and testing the accuracy of management's incorporation of its forecasts in the collectively evaluated ACL estimate.
  ◦ Testing the completeness and accuracy of internal loan level data used in the calculation, as well as evaluating the pool of collectively evaluated loans for completeness.
  ◦ Evaluating management's determination of qualitative adjustments, including evaluating data on which the qualitative adjustments were based as well as the relative magnitude of the adjustments.
  ◦ Testing the mathematical accuracy of the ACL for collectively evaluated loans, including the calculations underlying the quantitative component as well as application of qualitative factors to the collectively evaluated loan balances.

Fair Value of Acquired Loans

As described in Note 2 – "Business Combination", the Company completed its acquisition of The Community Financial Corporation on July 1, 2023, for total consideration valued at approximately $153.6 million. The transaction was accounted for as a business combination using the acquisition method of accounting. Accordingly, the assets acquired and liabilities assumed were recorded at fair value on the acquisition date, including acquired loans with an aggregate fair value of $1.77 billion. As disclosed by management, determining the acquired fair values, particularly in relation to the loan portfolio, is inherently subjective and involves significant judgment regarding the methods and assumptions used to estimate fair value. In determining the fair value of acquired loans, management must determine whether or not acquired loans have evidence of more-than-insignificant credit deterioration at acquisition, the amount and timing of cash flows expected to be collected, and market discount rates, among other assumptions. Changes in these assumptions could have a significant impact on the fair value of the acquired loans.

We identified the acquisition date fair value of acquired loans as a critical audit matter as auditing this estimate required significant auditor judgment in evaluating management's identification of loans with evidence of credit deterioration, the need for specialized skill in development and application of subjective assumptions in estimated cash flows, and the size of the acquired loan portfolio.

The primary audit procedures we performed to address this critical audit matter included:
- Assessing the effectiveness of the Company's controls over the fair value measurement process, including management's engagement and review of the work performed by its third-party valuation specialist, including the completeness and accuracy of the data utilized in forming the estimates, review of key assumptions and inputs in estimating fair value, as well as identification of loans with credit deterioration.
- Substantively testing management's process, including:
  ◦ Using our own valuation specialist to assess the Company's methods and significant assumptions utilized in determining the fair value of the acquired loan portfolio and evaluating whether the assumptions used were reasonable with respect to market participant views and other factors.
  ◦ Testing the completeness and accuracy of loans determined to have experienced more-than-insignificant credit deterioration since origination and evaluating the reasonableness of the criteria utilized by management in making the determination.
  ◦ Testing the accuracy of the data utilized in the development of acquisition date fair values by confirming, on a sample basis, select data.
  ◦ Confirming the mathematical accuracy of the underlying calculations of fair value.

/s/ Yount, Hyde & Barbour, P.C.

We have served as the Company's auditor since 2017.

Winchester, Virginia
March 15, 2024



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Shore Bancshares, Inc.

Opinion on the Internal Control Over Financial Reporting

We have audited Shore Bancshares, Inc.'s (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements of the Company, and our report dated March 15, 2024, expressed an unqualified opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment:

- Ineffective review controls over inputs for specific aspects of the Company's allowance for credit losses calculation for the loan portfolio.

- Ineffective review controls concerning the verification of income tax related balances.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2023 financial statements, and this report does not affect our report dated March 15, 2024, on those financial statements.

As described in *Management's Report on Internal Control Over Financial Reporting*, management has excluded The Community Financial Corporation, Inc. from its assessment of internal control over financial reporting as of December 31, 2023, because it was acquired by the Company in a purchase business combination in the third quarter of 2023. We have also excluded The Community Financial Corporation, Inc. from our audit of internal control over financial reporting. The Community Financial Corporation, Inc. and its subsidiary operated under separate accounting systems from July 1, 2023 (the date of acquisition) until the systems were converted on September 11, 2023. The Community Financial Corporation, Inc.'s total assets represented approximately 39.9% of the Company's consolidated assets as of the date of acquisition.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 15, 2024

SHORE BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)		December 31, 2023		December 31, 2022
ASSETS				
Cash and due from banks	$	63,172	$	37,661
Interest-bearing deposits with other banks		309,241		17,838
Cash and cash equivalents		372,413		55,499
Investment securities:				
Available-for-sale, at fair value (amortized cost of $120,832 (2023) and $95,999 (2022))		110,521		83,587
Held to maturity, net of allowance for credit losses of $94 (2023) (fair value of $457,830 (2023) and $494,627 (2022))		513,188		559,455
Equity securities, at fair value		5,703		1,233
Restricted securities, at cost		17,900		11,169
Loans held for sale, at fair value		8,782		4,248
Loans held for investment ($9,944 (2023) and $8,437 (2022), at fair value)		4,641,010		2,556,107
Less: allowance for credit losses		(57,351)		(16,643)
Loans, net		4,583,659		2,539,464
Premises and equipment, net		82,386		51,488
Goodwill		63,266		63,266
Other intangible assets, net		48,090		5,547
OREO, net		179		197
Mortgage servicing rights, at fair value		5,926		5,275
Right-of-use assets		12,487		9,629
Cash surrender value on life insurance		101,704		59,218
Accrued interest receivable		19,217		9,384
Deferred income taxes		40,707		7,357
Other assets		24,790		11,260
TOTAL ASSETS	$	6,010,918	$	3,477,276
LIABILITIES				
Deposits:				
Noninterest-bearing	$	1,258,037	$	862,015
Interest-bearing		4,128,083		2,147,769
Total deposits		5,386,120		3,009,784
Advances from FHLB - short-term		—		40,000
Guaranteed preferred beneficial interest in junior subordinated debentures ("TRUPS")		29,158		18,398
Subordinated debt		43,139		24,674
Total borrowings		72,297		83,072
Lease liabilities		12,857		9,908
Other liabilities		28,509		10,227
TOTAL LIABILITIES		5,499,783		3,112,991
STOCKHOLDERS' EQUITY				
Common stock, par value $.01 per share; shares authorized - 50,000,000; shares issued and outstanding - 33,161,532 (2023) and 19,864,956 (2022)		332		199
Additional paid in capital		356,007		201,494
Retained earnings		162,290		171,613
Accumulated other comprehensive loss		(7,494)		(9,021)
TOTAL STOCKHOLDERS' EQUITY		511,135		364,285
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	6,010,918	$	3,477,276

The notes to the consolidated financial statements are an integral part of these statements.

SHORE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31,

(In thousands, except per share data)	2023	2022
INTEREST INCOME		
Interest and fees on loans	$ 194,339	$ 99,122
Interest and dividends on taxable investment securities	16,832	11,507
Interest and dividends on tax-exempt investment securities	46	6
Interest on federal funds sold	92	—
Interest on deposits with other banks	2,770	3,210
Total interest income	214,079	113,845
INTEREST EXPENSE		
Interest on deposits	68,800	9,983
Interest on short-term borrowings	5,518	74
Interest on long-term borrowings	4,454	2,486
Total interest expense	78,772	12,543
NET INTEREST INCOME	135,307	101,302
Provision for credit losses	30,953	1,925
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	104,354	99,377
NONINTEREST INCOME		
Service charges on deposit accounts	5,501	5,652
Trust and investment fee income	3,608	1,784
Loss on sales and calls of investment securities	(2,166)	—
Interchange credits	5,714	4,812
Mortgage-banking revenue	4,513	5,210
Title Company revenue	551	1,340
Bargain purchase gain	8,816	—
Other noninterest income	6,622	4,288
Total noninterest income	33,159	23,086
NONINTEREST EXPENSE		
Salaries and wages	44,645	35,931
Employee benefits	12,358	9,908
Occupancy expense	7,791	6,242
Furniture and equipment expense	2,551	2,018
Data processing	8,783	6,890
Directors' fees	1,156	839
Amortization of other intangible assets	6,105	1,988
FDIC insurance premium expense	3,479	1,426
Other real estate owned expenses, net	1	65
Legal and professional fees	4,337	2,840
Merger-related expenses	17,356	2,098
Other noninterest expenses	14,767	10,077
Total noninterest expense	123,329	80,322
Income before income taxes	14,184	42,141
Income tax expense	2,956	10,964
NET INCOME	$ 11,228	$ 31,177
Basic and diluted net income per common share	$ 0.42	$ 1.57
Dividends paid per common share	$ 0.48	$ 0.48

The notes to the consolidated financial statements are an integral part of these statements.

SHORE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31,

(In thousands)		**2023**		2022
Net income	**$**	**11,228**	$	31,177
Other comprehensive income (loss):				
Investment securities:				
Unrealized holding gains (losses) on available-for-sale-securities		**2,101**		(12,488)
Tax effect		**(574)**		3,411
Total other comprehensive income (loss)		**1,527**		(9,077)
Comprehensive income	**$**	**12,755**	$	22,100

The notes to the consolidated financial statements are an integral part of these statements.

SHORE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2023 and 2022

(In thousands)	Common Stock		Additional Paid in Capital		Retained Earnings		Accumulated Other Comprehensive Income (loss)		Total Stockholders' Equity	
Balances, December 31, 2021	$	198	$	200,473	$	149,966	$	56	$	350,693
Net Income		—		—		31,177		—		31,177
Other comprehensive (loss)		—		—		—		(9,077)		(9,077)
Common shares issued for employee stock purchase plan		1		385		—		—		386
Stock-based compensation		—		636		—		—		636
Cash dividends at $0.48 per common share		—		—		(9,530)		—		(9,530)
Balances, December 31, 2022	$	199	$	201,494	$	171,613	$	(9,021)	$	364,285
Net Income		—		—		11,228		—		11,228
Cumulative effect adjustment due to the adoption of ASC 326, net of tax		—		—		(7,818)		—		(7,818)
Other comprehensive income		—		—		—		1,527		1,527
TCFC acquisition		132		152,955		—		—		153,087
Common shares issued for employee stock purchase plan		1		384		—		—		385
Stock-based compensation		—		1,174		—		—		1,174
Cash dividends at $0.48 per common share		—		—		(12,733)		—		(12,733)
Balances, December 31, 2023	$	332	$	356,007	$	162,290	$	(7,494)	$	511,135

The notes to the consolidated financial statements are an integral part of these statements.

SHORE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,

	For Year Ended December 31,	
(In thousands)	**2023**	2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	**$ 11,228**	$ 31,177
Adjustments to reconcile net income to net cash provided by operating activities:		
Net accretion of acquisition accounting estimates	**(8,772)**	(1,768)
Provision for credit losses	**30,953**	1,925
Depreciation and amortization	**10,939**	5,861
Net amortization of securities	**838**	1,414
Amortization of debt issuance costs	**122**	122
Bargain purchase gain	**(8,816)**	—
(Gain) on mortgage banking activities	**(3,477)**	(3,918)
Proceeds from sale of mortgage loans held for sale	**121,734**	131,286
Originations of loans held for sale	**(123,376)**	(102,144)
Stock-based compensation expense	**1,174**	636
Deferred income tax expense (benefit)	**2,721**	(1,182)
Losses on sales and calls of securities	**2,166**	—
Loss (Gain) on valuation adjustments on mortgage servicing rights	**251**	(372)
Loss on sale and valuation adjustments on premises transferred to held for sale	**272**	—
Losses on sales and disposals of premises and equipment	**—**	183
(Gain) loss on sales and valuation adjustments on other real estate owned	**(3)**	44
Fair value adjustments on loans held for investments, at fair value	**(33)**	—
Fair value adjustment on equity securities	**(54)**	157
Bank owned life insurance income	**(1,997)**	(1,118)
Net changes in:		
Accrued interest receivable	**(724)**	(2,665)
Other assets	**(10,875)**	(1,450)
Accrued interest payable	**2,095**	297
Other liabilities	**(3,653)**	(5,838)
Net cash provided by operating activities	**22,713**	52,647
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from maturities and principal payments of investment securities available for sale	**17,754**	20,441
Proceeds from the sale of acquired AFS securities	**434,215**	—
Proceeds from maturities and principal payments of investment securities held to maturity	**44,801**	52,324
Proceeds from sale of loans held for investment	**8,611**	—
Purchase of securities available for sale	**(33,226)**	—
Purchases of securities held to maturity	**—**	(208,133)
Purchases of equity securities	**(79)**	(18)
Purchase of restricted securities	**(35,350)**	(8,560)
Net change in loans	**(317,283)**	(426,973)
Purchases of premises and equipment	**(5,954)**	(2,415)
Proceeds from sales of premises and equipment	**—**	17
Proceeds from sales of other real estate owned	**21**	394
Improvements to other real estate owned	**—**	(34)
Redemption of restricted securities	**32,959**	1,550
Purchases of bank owned life insurance	**(249)**	(10,165)
Proceeds from disposal of premises held for sale	**721**	—
Cash acquired in the acquisition of TCFC	**25,372**	—
Net cash provided by (used in) investing activities	**172,313**	(581,572)

(In thousands)		For Year Ended December 31,	
		2023	2022
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net changes in:			
Net change in deposits	$	**243,236** $	(15,902)
Net (repayment) advances of short-term borrowings		**(109,000)**	35,857
Repayment of long-term borrowings		**—**	(10,000)
Common stock dividends paid		**(12,733)**	(9,530)
Issuance of common stock		**385**	386
Net cash provided by financing activities		**121,888**	811
Net increase (decrease) in cash and cash equivalents		**316,914**	(528,114)
Cash and cash equivalents at beginning of period		**55,499**	583,613
Cash and cash equivalents at end of period	$	**372,413** $	55,499
Supplemental cash flows information:			
Interest paid	$	**74,038** $	12,621
Income taxes paid	$	**7,293** $	11,851
Recognition (remeasurement of) lease liabilities arising from right-of-use assets	$	**179** $	(456)
Transfer from loans held for sale to loans held for investments	$	**—** $	7,791
Transfers from loans to other real estate owned	$	**—** $	69
Unrealized gain (loss) on securities available for sale	$	**2,101** $	(12,488)
Transfer of premises to held for sale (included in other assets)	$	**750** $	—

The notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Shore Bancshares, Inc. and its subsidiaries (collectively referred to in these Notes as the "Company"), with all significant intercompany transactions eliminated. The investments in subsidiaries are recorded on the Company's books (holding company only) on the basis of its equity in the net assets of the subsidiaries. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). For purposes of comparability, certain reclassifications have been made to amounts previously reported to conform with the current period presentation. Reclassifications had no effect on prior year net income or stockholders' equity.

Nature of Operations

The Company engages in the banking business through Shore United Bank, N.A., a Maryland commercial bank with trust powers. The Company's primary source of revenue is derived from interest earned on commercial, residential mortgage and other loans, and fees charged in connection with lending and other banking services located in Maryland, Delaware and Virginia. The Company engages in the trust services business through the trust department at Shore United Bank, N.A. under the trade name Wye Trust and conducts secondary market lending activities through a division of the Bank. The Title Company engages in title work related to real estate transactions.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and affect the reported amounts of revenues earned and expenses incurred during the reporting period. Actual results could differ from those estimates. Estimates that could change significantly relate to the determination of the allowance for credit losses on loans, loans acquired in business combinations, valuation of deferred tax assets and the subsequent evaluation of goodwill for impairment.

Investments in Debt Securities

Investments in debt securities are classified as either held to maturity ("HTM"), available for sale ("AFS"), or trading, based on management's intent. Currently, the Company has classified its debt securities within the AFS and HTM classifications. Debt securities purchased with the positive intent and ability to hold to maturity are classified as HTM and are recorded at amortized cost, net of any allowance for credit losses ("ACL"). Debt securities not classified as HTM are classified as AFS and are carried at estimated fair value with the corresponding unrealized gains and losses recognized in other comprehensive income (loss).

Gains or losses are recognized in net income on the trade date using the amortized cost of the specific security sold. Purchase premiums are recognized in interest income using the effective interest rate method over the period from purchase to maturity or, for callable securities, the earliest call date, and purchase discounts are recognized in the same manner from purchase to maturity.

The Company has elected to exclude accrued interest receivable from the amortized cost basis and fair value of its HTM and AFS debt securities and has included such accrued interest of $2.2 million at December 31, 2023 and at December 31, 2022 within the accrued interest receivable line item of the Consolidated Balance Sheets.

The Company estimates an ACL for held to maturity debt securities on a collective basis by major security type and standard credit rating. Certain securities in our HTM securities portfolio are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies and have a long history of no credit losses. With respect to these securities, we consider the risk of credit loss to be $94,000.

The estimate of an ACL on our HTM securities that are not guaranteed by the U.S. government considers historical credit loss information and severity of loss in the event of default and leverages external data. No ACL is recorded on accrued interest receivable and amounts written-off are reversed by an adjustment to interest income.

An ACL on held to maturity debt securities that do not share common risk characteristics with our collective portfolio are individually measured based on net realizable value, or the difference between the discounted value of the expected future cash flows and the recorded amortized cost basis of the security.

For debt securities AFS, impairment is recognized in its entirety in net income if either (i) we intend to sell the security or (ii) it is more-likely-than-not that we will be required to sell the security before recovery of its amortized cost basis. If, however, the Company does not intend to sell the security and it is not more-likely-than-not that the Company will be required to sell the security before recovery, the Company evaluates unrealized losses to determine whether a decline in fair value below amortized cost basis is a result of a credit loss, which occurs when the amortized cost basis of the security exceeds the present value of the cash flows expected to be collected from the security, or other factors such as changes in market interest rates. If a credit loss exists, an ACL is recorded that reflects the amount of the impairment related to credit losses, limited by the amount by which the specific security's amortized cost basis exceeds its fair value.

Changes in the ACL are recorded in net income in the period of change and are included in provision for credit losses. Changes in the fair value of debt securities AFS not resulting from credit losses are recorded in other comprehensive income (loss). The Company regularly reviews unrealized losses in its investments in securities and cash flows expected to be collected from impaired securities based on criteria including the extent to which market value is below amortized cost, the financial health of and specific prospects for the issuer, the Company's intention with regard to holding the security to maturity and the likelihood that the Company would be required to sell the security before recovery.

Equity Securities

Equity securities with readily determinable fair values are carried at fair value, with changes in fair value reported in net income. Any equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments. Restricted equity securities are carried at cost and are periodically evaluated for impairment based on the ultimate recovery of par value. The entirety of any impairment on equity securities is recognized in earnings.

Loans Held for Sale ("LHFS")

The Company has elected to carry its mortgage loans originated for sale at fair value. Fair value is determined based on outstanding investor commitments or, in the absence of such commitments, on current investor yield requirements or third-party pricing models. Fair value adjustments are recorded at each balance sheet date with the changes in fair value recognized in mortgage banking revenue in the Consolidated Statements of Income. Gains and losses on loan sales are determined based on the differential between a loan's carrying value and sales price and are recognized through mortgage-banking revenue in the Consolidated Statements of Income. LHFS are sold either with the mortgage servicing rights ("MSRs") released or retained by the Bank.

Mortgage Servicing Rights

When mortgage loans are sold with servicing retained, the MSRs are initially recorded at fair value with the income statement effect recorded in mortgage banking revenue. Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. The Company measures servicing rights at fair value at each reporting date and records the changes in fair value of servicing assets in earnings in the period in which the changes occur. These gains or losses are included in mortgage banking revenue in the Consolidated Statements of Income. Servicing fee income is also recorded in the mortgage banking revenue line item.

Loans Held for Investment

The Company's recorded investment in loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally is reported at the unpaid principal balances adjusted for charges-offs, unearned discounts, any deferred fees or costs on originated loans, and the ACL. The Company has elected to exclude accrued interest receivable from the amortized cost basis of its loans held for investment and has included such accrued interest of $16.8 million and $7.2 million at December 31, 2023 and December 31, 2022, respectively within the accrued interest receivable line item of the Consolidated Balance Sheets. Interest on loans is recorded to interest income based on the contractual rates and the amount of outstanding principal of the loans. Loan fees and origination costs are deferred and the net amount is amortized as an adjustment of the related loan's yield using the level-yield method.

Loans acquired in a business combination are recorded at estimated fair value on the date of acquisition. In the case of loans that have experienced more than insignificant deterioration in credit quality since origination as of the acquisition date, the loan's amortized cost basis is increased above estimated fair value by the amount of expected credit losses as of the acquisition date, and a corresponding ACL is also recorded.

A loan's past due status is based on the contractual due date of the most delinquent payment due. Loans are generally placed on nonaccrual status when the collection of principal or interest is 90 days or more past due, or earlier, if collection is uncertain. Any accrued interest receivable on loans placed on nonaccrual status is reversed by an adjustment to interest income. Loans greater than 90 days past due may remain on accrual status if management determines it has adequate collateral to cover the principal and interest. Interest payments received on nonaccrual loans are applied as a reduction of the loan principal balance unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. A loan may be returned to accrual status if the borrower has demonstrated a sustained period of repayment performance in accordance with the contractual terms of the loan and there is reasonable assurance the borrower will continue to make payments as agreed.

In the ordinary course of business, the Company has entered into commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the Consolidated Balance Sheets when they are funded.

In the normal course of banking business, risks related to specific loan categories are as follows:

Construction loans – Construction loans are offered primarily to builders and individuals to finance the construction of single-family dwellings. In addition, the Bank periodically finances the construction of commercial projects. Credit risk factors include the borrower's ability to successfully complete the construction on time and within budget, changing market conditions which could affect the value and marketability of projects, changes in the borrower's ability or willingness to repay the loan and potentially rising interest rates which can impact both the borrower's ability to repay and the collateral value.

Residential real estate – Residential real estate loans are typically made to consumers and are secured by residential real estate. Credit risk arises from the borrower's continuing financial stability, which can be adversely impacted by job loss, divorce, illness, or personal bankruptcy, among other factors. Also impacting credit risk would be a shortfall in the value of the residential real estate in relation to the outstanding loan balance in the event of a default or subsequent liquidation of the real estate collateral.

Commercial real estate – Commercial real estate loans consist of both loans secured by owner occupied properties and non-owner occupied properties where an established banking relationship exists and involves investment properties for warehouse, retail, and office space with a history of occupancy and cash flow. These loans are subject to adverse changes in the local economy and commercial real estate markets. Credit risk associated with owner occupied properties arises from the borrower's financial stability and the ability of the borrower and the business to repay the loan. Non-owner occupied properties carry the risk of a tenant's deteriorating credit strength, lease expirations in soft markets and sustained vacancies which can adversely impact cash flow.

Commercial – Commercial loans are secured or unsecured loans for business purposes. Loans are typically secured by accounts receivable, inventory, equipment and/or other assets of the business. Credit risk arises from the successful operation of the business which may be affected by competition, rising interest rates, regulatory changes and adverse conditions in the local and regional economy.

Consumer – Consumer loans include installment loans and personal lines of credit. Credit risk is similar to residential real estate loans above as it is subject to the borrower's continuing financial stability and the value of the collateral securing the loan.

Transfers of LHFS to Loans Held for Investment ("LHFI")

The Company may, from time to time, transfer LHFS to LHFI. Transfers of LHFS to LHFI are accounted for in accordance with the underlying accounting applied to the loan prior to its transfer. For loans where the fair value option had been elected, the Company continues to account for the loan at fair value in the LHFI portfolio. Subsequent changes in the fair value of these loans are recorded in interest income. During the year ended December 31, 2023, the Company had no transfers from LHFS to LHFI. There were $7.8 million transfers between LHFS and LHFI during the year ended December 31, 2022.

ACL on Loans Held for Investment

An ACL is estimated on loans held for investment, excluding loans carried at fair value. The ACL on loans is established through charges to earnings in the form of a provision for credit losses. Loan losses are charged against the ACL for the difference between the carrying value of the loan and the estimated net realizable value or fair value of the collateral, if collateral dependent, when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance represents management's current estimate of expected credit losses over the contractual term of loans held for investment, and is recorded at an amount that, in management's judgment, reduces the recorded investment in loans to the net amount expected to be collected. No ACL is recorded on accrued interest receivable and amounts written-off are reversed by an adjustment to interest income. Management's judgment in determining the level of the allowance is based on evaluations of historical loan losses, current conditions and reasonable and supportable forecasts relevant to the collectability of loans. The methodology for estimating the amount reported in the ACL is the sum of two main components, an allowance assessed on a collective basis for pools of loans that share similar risk characteristics and an allowance assessed on individual loans that do not share similar risk characteristics with other loans. Loans that share common risk characteristics are evaluated collectively using a cash flow approach. The cash flow approach used by the Company utilizes loan-level cash flow projections and pool-level assumptions. For loans that do not share risk characteristics with other loans, the ACL is measured based on the net realizable value, that is, the difference between the discounted value of the expected future cash flows and the amortized cost basis of the loan. When a loan is collateral-dependent and the repayment is expected to be provided substantially through the operation or sale of the collateral, the ACL is measured as the difference between the amortized cost basis of the loan and the fair value of the collateral.

Cash flow projections and estimated expected losses on loans which share common risk characteristics are based in part on forecasts economic independent variables, namely the national unemployment rate, 10 year Treasury rate and changes in GDP that are reasonable and supportable over a twenty four month period and incorporated into the estimate of expected credit losses using a statistical regression analysis. For periods beyond those for which reasonable and supportable forecasts are available, projections are based on a 12-month straight-line reversion of the corresponding economic independent variable from the last forecast to a historical average level.

Management's estimate of the ACL on loans that are collectively evaluated also includes a qualitative assessment of available information relevant to assessing collectability that is not captured in the quantitative loss estimation process. Factors considered by management include changes in general market, concentrations, economic and business conditions; the nature and volume of the loan portfolio; the volume and severity of delinquencies and adversely classified loan balances and the value of underlying collateral; and other factors as deemed necessary and appropriate. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Reserve for Unfunded Commitments

The Company records a reserve, reported in other liabilities, for expected credit losses on commitments to extend credit that are not unconditionally cancellable by the Company. The reserve for unfunded commitments is measured based on the principles utilized in estimating the ACL on loans and an estimate of the amount of unfunded commitments expected to be advanced. Changes in the reserve for unfunded commitments are recorded through the provision for credit losses. During the 2023, the Company recorded a $436 thousand provision for credit losses associated with its unfunded commitments.

Premises and Equipment

Land is carried at cost and premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. Useful lives range from three to 10 years for furniture, fixtures and equipment; three to five years for computer hardware and data handling equipment; and 10 to 40 years for buildings and building improvements. Land improvements are amortized over a period of 15 years and leasehold improvements are amortized over the term of the respective lease or useful life, whichever is shorter. Maintenance and repairs are charged to expense as incurred, while improvements which extend the useful life of an asset are capitalized and depreciated over the estimated remaining life of the asset.

Long-lived assets are evaluated periodically for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment exists when the expected undiscounted future cash flows of a long-lived asset are less than its carrying value. In that event, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset.

Mergers and Acquisitions

Business combinations are accounted for under ASC 805, Business Combinations, using the acquisition method of accounting. The acquisition method of accounting requires an acquirer to recognize the assets acquired and the liabilities assumed at the acquisition date measured at their fair values as of that date. To determine the fair values, the Company relies on internal or third-party valuations, such as appraisals, valuations based on discounted cash flow analyses, or other valuation techniques. Under the acquisition method of accounting, the Company identifies the acquirer and the closing date and applies applicable recognition principles and conditions. Acquisition-related costs are costs the Company incurs to effect a business combination. Those costs include advisory, legal, accounting, valuation, and other professional or consulting fees. Some other examples of costs to the Company include systems conversions, integration planning consultants and advertising costs. The Company accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received, with one exception. The costs to issue debt or equity securities is recognized in accordance with other applicable GAAP. These acquisition-related costs have been and will be included within the consolidated statements of income classified within the noninterest expenses caption.

The most significant assessment of fair value in our accounting for business combinations relates to the valuation of an acquired loan portfolio. At acquisition, loans are classified as either (i) purchase credit-deteriorated ("PCD") loans or (ii) non-PCD loans and are recorded at fair value on the date of acquisition. PCD loans are those for which there is more than insignificant evidence of credit deterioration since origination. Fair values are determined primarily through a discounted cash flow approach which considers the acquired loans' underlying characteristics, including account types, remaining terms, annual interest rates, interest types, timing of principal and interest payments, current market rates, and remaining balances. Estimates of fair value also include estimates of default, loss severity, and estimated prepayments.

At acquisition, an allowance for PCD loans is determined based upon the Company's methodology for estimating the ACL on loans. This allowance is credited to the ACL on loans with a corresponding adjustment to the amortized cost basis of the loan on the date of the acquisition. The difference between the new amortized cost basis and the unpaid principal balance is either a noncredit discount or premium that is amortized or accreted to interest income over the remaining life of the loan. Disposals of PCD loans, which may include sale of loans to third parties, receipt of payments in full or in part from the borrower or foreclosure of the collateral, result in removal of the loan from the loan portfolio at its carrying amount. For non-PCD loans, an ACL is established in a manner that is consistent with the Company's originated loans. The ACL is determined using the Company's methodology and the related ACL for non-PCD loans is recorded through a charge to the provision for credit losses in the period in which the loans are purchased or acquired. The entirety of any purchase discount or premium on non-PCD loans is amortized or accreted to interest income over the remaining life of the loan.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability. Goodwill and other intangible assets are initially required to be recorded at fair value. Determining fair value is subjective, requiring the use of estimates, assumptions and management judgment.

Goodwill is tested at least annually for impairment, usually during the fourth quarter, or on an interim basis if circumstances dictate. Intangible assets that have finite lives are amortized over their estimated useful lives and also are subject to impairment testing.

If the fair value of a reporting unit is less than book value, an expense may be required to write down the related goodwill to record an impairment loss. As of December 31, 2023, the Company had one operating segment the Community Banking segment.

Other intangible assets consist of core deposit intangible assets arising from whole bank and branch acquisitions and are amortized using an accelerated method over their estimated useful lives, which range from 7 to 10 years.

During 2023 and 2022, goodwill and other intangible assets were subjected to assessments for impairment. No impairment charges were recognized in either year. Our assessment of goodwill concluded it was not more likely than not that the fair value of the Company's reporting unit was less than their carrying amount.

Other Real Estate Owned ("OREO")

Other real estate owned represents assets acquired in satisfaction of loans either by foreclosure or deeds taken in lieu of foreclosure. Properties acquired are recorded at fair value less estimated selling costs at the time of acquisition, establishing a new cost basis. Thereafter, costs incurred to operate or carry the properties as well as reductions in value as determined by periodic appraisals are charged to operating expense. Gains and losses resulting from the final disposition of the properties are included in noninterest expense.

Borrowings

Short-term and long-term borrowings are comprised primarily of FHLB borrowings. The Company's short-term borrowings may also include advances on other lines of credit with correspondent banks or repurchase agreements with customers. The repurchase agreements are securities sold to the Company's customers, at the customers' request, under a continuing "roll-over" contract that matures in one business day. The underlying securities sold are U.S. Government agency securities, which are segregated from the Company's other investment securities by its safekeeping agents.

Subordinated Debt

Subordinated debt is carried at its outstanding principal balance, net of any unamortized issuance costs and acquisition related fair value adjustments. For additional information on the Company's subordinated debt, refer to Note 9 of the Consolidated Financial Statements.

Income Taxes

The Company and its subsidiary file a consolidated federal income tax return. The Company accounts for income taxes using the liability method in accordance with required accounting guidance. Under this method, deferred tax assets and liabilities are determined by applying the applicable federal and state income tax rates to cumulative temporary differences. These temporary differences represent differences between financial statement carrying amounts and the corresponding tax bases of certain assets and liabilities. Deferred taxes result from such temporary differences.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent on the generation of a sufficient level of future taxable income, recoverable taxes paid in prior years and tax planning strategies. The Company evaluates all positive and negative evidence before determining if a valuation allowance is deemed necessary regarding the realization of deferred tax assets.

The Company recognizes accrued interest and penalties as a component of tax expense.

The provision for income taxes includes the impact of reserve provisions and changes in the reserves that are considered appropriate as well as the related net interest and penalties. In addition, the Company is subject to the continuous examination of its income tax returns by the IRS and other tax authorities which may assert assessments against the Company. The Company regularly assesses the likelihood of adverse outcomes resulting from these examinations and assessments to determine the adequacy of its provision for income taxes. The Company remains subject to examination for tax years ending on or after December 31, 2020.

Derivative Financial Instruments and Hedging

We account for derivatives in accordance with FASB literature on accounting for derivative instruments and hedging activities. When we enter into a derivative contract, we designate the derivative as held for trading, an economic hedge, or a qualifying hedge as detailed in the literature. The designation may change based upon management's reassessment or changing circumstances. Derivatives utilized by the Company include interest rate lock commitments ("IRLC" or "IRLCs") and forward settlement contracts. IRLCs occur when we originate mortgage loans with interest rates determined prior to funding. Forward settlement contracts are agreements to buy or sell a quantity of a financial instrument, index, currency, or commodity at a predetermined future date, rate, or price.

We designate at inception whether a derivative contract is considered hedging or non-hedging. All of our derivatives are nonexchange traded contracts, and as such, their fair value is based on dealer quotes, pricing models, discounted cash flow methodologies, or similar techniques for which the determination of fair value may require significant management judgement or estimation.

For qualifying hedges, we formally document at inception all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking various accounting hedges. We primarily utilize derivatives to manage interest rate sensitivity.

At December 31, 2023 and 2022 we did not have any designated hedges.

Basic and Diluted Earnings Per Common Share

Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted-average number of common shares outstanding and does not include the effect of any potentially dilutive common stock equivalents. Included in this calculation due to dividend participation rights are restricted stock awards which have been granted. Diluted earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding, adjusted for the effect of any potentially dilutive common stock equivalents.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Cash and Cash Equivalents

Cash and due from banks, interest-bearing deposits with other banks and federal funds sold are considered "cash and cash equivalents" for financial reporting purposes. Certain interest-bearing deposits with banks may exceed balances that are recoverable under Federal Deposit Insurance Corporation ("FDIC") insurance. Balances in excess of FDIC insurance at December 31, 2023 were approximately $8.7 million and approximately $1.8 million at December 31, 2022.

Share-Based Compensation

The Company may grant share-based compensation to employees and non-employee directors in the form of restricted stock, restricted stock units and stock options. The fair value of restricted stock is determined based on the closing price of the Parent's common stock on the date of grant. The Company recognizes compensation expense related to restricted stock on a straight-line basis over the vesting period for service-based awards. The fair value of RSUs is initially valued based on the closing price of the Parent's common stock on the date of grant and is amortized in the statement of income over the vesting period. The RSUs are subsequently remeasured in each reporting period until settlement based on the quantity of awards for which it is probable that the performance conditions will be achieved. The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model and related assumptions. The Company uses historical data to predict option exercise and employee termination behavior. Expected volatilities are based on the historical volatility of the Parent's common stock. The expected term of options granted is derived from actual historical exercise activity and represents the period of time that options granted are expected to be outstanding. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant based on the expected life of the option. The dividend yield is equal to the dividend yield of the Parent's common stock at the time of grant. Expense related to stock options is recorded in the statements of income as a component of salaries and benefits for employees and as a component of other noninterest expense for non-employee directors, with a corresponding increase to capital surplus in shareholders' equity.

Fair Value

The Company measures certain financial assets and liabilities at fair value and also makes disclosures about certain financial instruments that are not measured at fair value in the Consolidated Balance Sheets. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value estimates involve uncertainties and matters of significant judgement regarding interest rates, credit risk, and other factors, particularly in the absence of broad markets for specific terms. Changes in assumptions or in market conditions could significantly affect these estimates. See Note 18 for a further discussion of fair value.

Advertising Costs

Advertising costs are generally expensed as incurred. The Company incurred advertising costs of approximately $1.1 million for the year ended December 31, 2023 and $0.9 million for the year ended December 31, 2022.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) consists of unrealized gains and losses on available-for-sale securities net of any gains recognized from the sale of available-for-sale securities. There were no reclassifications from accumulated other comprehensive income in 2023 and 2022.

Adoption of Accounting Standards

On January 1, 2023, the Company adopted ASU 2016-13 "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," ASU 2018-19, "Codification Improvements to Topic 326, Financial Instruments – Credit Losses," ASU 2019-04, "Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments," ASU 2019-05, "Financial Instruments – Credit Losses (Topic 326): Targeted Transition Relief," ASU 2019-10, "Financial instruments – Credit losses (Topic 326), Derivatives and hedging (Topic 815), and Leases (Topic 842) – Effective dates," ASU 2019-11, "Codification Improvements to Topic 326, Financial Instruments – Credit Losses," ASU 2020-02, "Financial Instruments – Credit Losses (Topic 326) and Leases (Topic 842)," ASU 2020-03, "Codification Improvements to Financial Instruments" and ASU 2022-02, "Financial Instruments – Credit Losses (Topic 326) – Troubled Debt Restructurings and Vintage Disclosures" (collectively, ASC 326). The significant impacts of adopting these standards and related updates to the Company's accounting policies are discussed below.

ASC 326 requires entities to estimate an allowance for credit losses ("ACL") on certain types of financial instruments measured at amortized cost using a current expected credit losses ("CECL") methodology, replacing the incurred loss methodology from prior GAAP. It also applies to unfunded commitments to extend credit, including loan commitments, standby letters of credit, and other similar instruments. The impairment model for available-for-sale ("AFS") debt securities was modified and ASC 326 also provided for a simplified accounting model for purchased financial assets with credit deterioration since their origination. Additionally, the measurement principles for modifications of loans to borrowers experiencing financial difficulty were modified, including how the ACL is measured for such loans.

The amendments of ASC 326, upon adoption, were applied on a modified retrospective basis, by recording an increase in the reported balance of loans and the allowance for credit losses on loans, an increase in the liability for credit losses on commitments to extend credit and reducing total equity of both the Company and the Bank. As a result of adopting ASC 326, the Company recorded a decrease to opening retained earnings, net of taxes, of approximately $7.8 million.

ASC 326 also replaced the Company's previous accounting policies for purchased credit-impaired ("PCI") loans and troubled-debt restructurings ("TDRs"). With the adoption of ASC 326, loans previously designated as PCI loans were designated as purchased loans with credit deterioration ("PCD loans"). The Company adopted ASC 326 using the prospective transition approach for PCD loans that were previously identified as PCI and accounted for under ASC 310-30. On January 1, 2023, the Company's PCD loans were adjusted to reflect the addition of expected credit losses to the amortized cost basis of the loans and a corresponding increase to the ACL. The remaining noncredit discount, which represents the difference between the adjusted amortized cost basis and the outstanding principal balance on PCD loans, will be accreted into interest income over the estimated remaining lives of the loans using the effective interest rate method. The evaluation of the ACL will include PCD loans together with other loans that share similar risk characteristics, rather than using the separate pools that were used under PCI accounting, unless the loans are specifically identified for individual evaluation under our CECL methodology. The adoption of ASC 326 also replaced previous TDR accounting guidance, and the evaluation of the ACL will include loans previously designated as TDRs together with other loans that share similar risk characteristics, unless the loans are specifically identified for individual evaluation under our CECL methodology.

The following table shows the impact of the Company's adoption of ASC 326 on loans, the ACL, and the Company's reserve for unfunded commitments.

(Dollars in thousands)	January 1, 2023		
	As Reported Under ASC 326	Pre-ASC 326 Adoption	Change
Total Loans, gross	$ 2,556,267	$ 2,556,107	$ 160
Allowance for credit losses	(27,434)	(16,643)	(10,791)
Total loans, net	$ 2,528,833	$ 2,539,464	$ (10,631)
Liabilities: Reserve for Unfunded Commitments	$ 581	$ 316	$ 265

As discussed in Note 2, the Company completed the merger with The Community Financial Corporation ("TCFC") on July 1, 2023. Due to inconsistencies with historical loan loss data between the Bank and TCFC, management updated the methodology used to estimate the probability of default and the independent economic variables used to forecast default rates. Due to the lack of uniformity of historical data used for probability default data between the legacy banks, management concluded that the exclusive use of either legacy model was inappropriate in a post-merger environment. As a result, management engaged the model vendor to perform a Loss Driver Analysis ("LDA"), which utilized the legacy Shore United and legacy CBTC's Call Report data to derive gross loan balances and charge-off data on a quarterly basis dating back to 2004. Using this data, the vendor performed regression analyses of a number of independent economic variables to determine the "best fit" of the economic variable to be used as a predictor of expected losses or the periodic default rate ("PDR"). Loss Given Default ("LGD") values were calculated utilizing Frye-Jacobs model using the same historical gross-charge-off data derived from the Call Reports. In conjunction with our change in methodology used to derive the PDR/LGD, management also reassessed our qualitative factor overlay design.

The following table shows the impact of change in methodology.

(Dollars in thousands)	Balance as of June 30, 2023	Impact of methodology change	Balance as of adoption of methodology change
Construction	$ 2,386	$ 33	$ 2,419
Residential real estate	9,151	4,016	13,167
Commercial real estate	10,267	1,065	11,332
Commercial	1,956	442	2,398
Consumer	5,254	1,791	7,045
Total allowance	$ 29,014	$ 7,347	$ 36,361

Accounting policies applied to prior periods are described in the 2022 Annual Report.

Recent Accounting Standards and Other Authoritative Guidance

In December 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The amendments in this ASU require an entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, which is greater than five percent of the amount computed by multiplying pretax income by the entity's applicable statutory rate, on an annual basis. Additionally, the amendments in this ASU require an entity to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions that are equal to or greater than five percent of total income taxes paid (net of refunds received). Lastly, the amendments in this ASU require an entity to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. This ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis; however, retrospective application is permitted. The Company does not expect the adoption of ASU 2023-06 to have a material impact on its consolidated financial statements.

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision mark (CODM), an amount for other segment items by reportable segment and a description of its composition, all annual disclosures required by FASB ASU Topic 280 in interim periods as well, and the title and position of the CODM and how the CODM uses the reported measures. Additionally, this ASU requires that at least one of the reported segment profit and loss measures should be the measure that is most consistent with the measurement principles used in an entity's consolidated financial statements. Lastly, this ASU requires public business entities with a single reportable segment to provide all disclosures required by these amendments in this ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively. The Company does not expect the adoption of ASU 2023-06 to have a material impact on its consolidated financial statements.

NOTE 2. BUSINESS COMBINATION

On July 1, 2023 (the "Acquisition Date"), the Company completed the acquisition of TCFC, a Maryland charted commercial bank, in accordance with the definitive agreement that was entered into on December 14, 2022, by and among the Company and TCFC. The primary reasons for the merger included: expansion of the branch network and commanding market share positions in attractive Maryland markets and a growing presence in Virginia and Delaware; attractive low-cost funding base; strong cultural alignment and a deep commitment to shareholders, customers, employees, and communities served by Shore and TCFC, meaningful value creation to shareholders; and increased trading liquidity for both companies and increased dividends for TCFC shareholders. In connection with the completion of the merger, former TCFC shareholders received 2.3287 shares of the Company's common stock. The value of the total transaction consideration was approximately $153.6 million. The consideration included the issuance of 13,201,693 shares of the Company's common stock, which had a value of $11.56 per share, which was the closing price of the Company's common stock on June 30, 2023, the last trading day prior to the consummation of the acquisition. Also included in the total consideration were cash in lieu of any fractional shares, converted share-based payment awards, and debt of TCFC that was effectively settled upon closing.

The acquisition of TCFC was accounted for as a business combination using the acquisition method of accounting and, accordingly, assets acquired, liabilities assumed, and consideration paid are recorded at estimated fair values on the Acquisition Date. The provisional amount of bargain purchase gain as of the Acquisition Date was approximately $8.8 million. The exchange ratio was determined at the time of announcement of the merger between the Company and TCFC in December of 2022 when the stock price of the Company was much higher than at the legal merger date. The decline in the Company's stock price was the primary driver in recording a bargain purchase gain on this transaction. The decline in stock price for the Company was comparable to other financial institutions similar to the Company leading up to the merger due to bank failures in the first quarter of 2023 and increases to overnight borrowing rates by the Fed which resulted in continued pressure on net interest margins. The Company will continue to keep the measurement of bargain purchase gain open for any additional adjustments to the fair value of certain accounts, for example loans, that may arise during the Company's final review procedures of any updated information. If considered necessary, any subsequent adjustments to the fair value of assets acquired and liabilities assumed, identifiable intangible assets, or other purchase accounting adjustments will result in adjustments to bargain purchase gain within the first 12 months following the Acquisition Date. The bargain purchase gain is not included as taxable income for tax purposes.

As a result of the integration of operations of TCFC, it is not practicable to determine revenue or net income included in the Company's consolidated operating results relating to TCFC since the Acquisition Date, as TCFC's results cannot be separately identified. Comparative pro-forma financial statements for the prior year period were not presented, as adjustments to those statements would not be indicative of what would have occurred had the acquisition taken place on January 1, 2022. In particular, adjustments that would have been necessary to be made to record the loans at fair value, the provision of credit losses or the core deposit intangible would not be practical to estimate.

(In thousands, except per share data)			
Purchase Price Consideration:			
Fair value of common shares issued (13,201,693 shares) based on Shore Bancshares, Inc. share price of $11.56		$	152,612
Effective settlement of pre-existing debt [1]			500
Cash consideration (cash in lieu for fractional shares)			5
Fair value of converted restricted stock units [2]			475
Total purchase price		$	153,592
Identifiable assets:			
Cash and cash equivalents	$	25,377	
Total securities		454,468	
Loans, net		1,765,255	
Premises and equipment, net		29,277	
Core deposit intangible asset		48,648	
Other assets		89,808	
Total identifiable assets	$	2,412,833	
Identifiable liabilities:			
Deposits	$	2,131,141	
Total debt		97,545	
Other liabilities		21,739	
Total identifiable liabilities	$	2,250,425	
Provisional fair value of net assets acquired		$	162,408
Provisional bargain purchase gain		$	(8,816)

_____

(1) SHBI held $500,000 in subordinated debt of TCFC. The debt was effectively settled.
(2) Represents the number of TCFC restricted stock units outstanding and the equity exchange ratio, further multiplied by the price per share of SHBI common stock of $11.56 and the estimated ratio of the completed service period relative to the total service period of the underlying awards.

The acquired assets and assumed liabilities of TCFC were measured at fair value as of the Acquisition Date. Management made significant estimates and exercised significant judgement in accounting for the acquisition of TCFC. The following is a brief description of the valuation methodologies used to estimate the fair values of major categories of assets acquired and liabilities assumed. The Company utilized a valuation specialist to assist with the determination of fair values for certain acquired assets and assumed liabilities

The Company recorded all loans acquired at the estimated fair value on the Acquisition Date with no carryover of the related allowance for loan losses. The Company determined the net discounted value of cash flows on gross loans totaling $1.9 billion, including 3,858 of Non-PCD loans and 323 PCD loans. The valuation took into consideration the loans' underlying characteristics, including account types, remaining terms, annual interest rates, interest types, past delinquencies, timing of principal and interest payments, current market rates and remaining balances. Valuations also considered default rates, loss severity estimates, and estimates related to expected prepayments over the contractual lives of the loans. The effect of the valuation process was a total net discount $120.9 million at the Acquisition Date.

The core deposit intangible was valued using an income approach focused on cost savings, which recognizes the cost savings represented by the expense of maintaining the core deposit base versus the cost of an alternative funding source. The valuation incorporates assumptions related to account retention, discount rates, deposit interest rates, deposit maintenance costs and alternative funding rates.

The fair value of premises acquired was based on recent third-party appraised values of the properties, with fair value adjustments made to both the buildings and any associated parcels of land. Acquired equipment was based on the remaining net book value of TCFC, which approximated fair value.

The fair value of noninterest bearing demand deposits, interest checking, money market and savings deposit accounts from TCFC were assumed to approximate the carrying value as these accounts have no stated maturity and are payable on demand. Certificates of deposit were valued at the present value of the certificates' expected contractual payments discounted at market rates for certificates with similar terms.

The estimated fair value of the acquired portfolio of debt securities was based on quoted market prices and dealer quotes. Substantially all the acquired portfolio was sold following the acquisition.

The estimated fair value of short-term borrowings was determined to approximate their stated value. Subordinated debt and trust preferred debt were valued using a discounted cash flow approach incorporating a discount rate that considered market terms, maturities, and credit ratings.

NOTE 3. INVESTMENT SECURITIES

On January 1, 2023, the Company adopted ASC 326, which made changes to accounting for AFS debt securities whereby credit losses should be presented as an allowance, rather than as a write-down when management does not intend to sell and does not believe that it is more likely than not they will be required to sell prior to maturity. In addition, ASC 326 requires an ACL to be recorded on HTM debt securities measured at amortized cost. All securities information presented as of December 31, 2023 is in accordance with ASC 326. All securities information presented as of December 31, 2022 or a prior date is presented in accordance with previously applicable GAAP. For further discussion on the Company's accounting policies and policy elections related to the accounting standard update refer to Note 1.

The following table summarizes the activity in the ACL on HTM securities.

(Dollars in thousands)	Three Months Ended December 31, 2023	Twelve Months Ended December 31, 2023
Balance, beginning of period	$ 126	$ —
Other debt securities, provision for credit losses	(32)	94
Balance, end of period	$ 94	$ 94

The ACL for HTM securities was initially determined to be immaterial as of the date of adoption of ASC 326. Upon re-estimation in the fourth quarter of 2023, a provision of $(32) thousand was recorded based on the results of our evaluation at December 31, 2023. A provision for credit losses of $94 thousand was recorded for the twelve months ended December 31, 2023.

The following table provides information on the amortized cost and estimated fair values of investment securities at December 31, 2023 and December 31, 2022.

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale securities:				
December 31, 2023				
U.S. Treasury and government agencies	$ 23,472	$ 5	$ 3,002	$ 20,475
Mortgage-backed securities	91,280	5	7,258	84,027
Other debt securities	6,080	59	120	6,019
Total	$ 120,832	$ 69	$ 10,380	$ 110,521
December 31, 2022				
U.S. Treasury and government agencies	$ 21,798	$ 5	$ 3,625	$ 18,178
Mortgage-backed securities	72,183	2	8,666	63,519
Other debt securities	2,018	—	128	1,890
Total	$ 95,999	$ 7	$ 12,419	$ 83,587

No AFS securities were sold from the Company's legacy securities' portfolios during 2023 and 2022. The Company sold virtually all of the AFS securities portfolio acquired from TCFC immediately after the legal merger with the proceeds of $434.2 million, and recognized gross losses of $2.2 million from the sale of securities.

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held-to-maturity securities:				
December 31, 2023				
U.S. Treasury and government agencies	$ 143,442	$ —	$ 10,377	$ 133,065
Mortgage-backed securities	357,870	—	43,864	314,006
Obligations of states and political subdivisions	1,470	57	19	1,508
Other debt securities	10,500	—	1,249	9,251
Total	$ 513,282	$ 57	$ 55,509	$ 457,830
December 31, 2022				
U.S. Treasury and government agencies	$ 148,097	$ —	$ 13,601	$ 134,496
Mortgage-backed securities	398,884	—	50,464	348,420
Obligations of states and political subdivisions	1,474	35	28	1,481
Other debt securities	11,000	—	770	10,230
Total	$ 559,455	$ 35	$ 64,863	$ 494,627

Equity securities with an aggregate fair value of $5.7 million at December 31, 2023 and $1.2 million at December 31, 2022 are presented separately on the balance sheet. The fair value adjustment recorded through earnings totaled $54 thousand for 2023 and $(0.2) million for 2022, respectively.

Credit Quality Information

The Company monitors the credit quality of HTM securities through credit ratings provided by Standard & Poor's Rating Services and Moody's Investor Services. Credit ratings express opinions about the credit quality of a security, and are updated at each quarter end. Investment grade securities are rated BBB- or higher by S&P and Baa3 or higher by Moody's and are generally considered by the rating agencies and market participants to be of low credit risk. Conversely, securities rated below investment grade, which are labeled as speculative grade by the rating agencies, are considered to have distinctively higher credit risk than investment grade securities. There were no speculative grade HTM securities at December 31, 2023 or December 31, 2022. HTM securities that are not rated are agency mortgage-backed securities sponsored by U.S. government agencies, as well as direct obligations of the agencies, with the remainder being sub-debt of other banks.

The following table shows the amortized cost of HTM securities based on their lowest publicly available credit rating as of December 31, 2023.

	December 31, 2023						
	Investment Grade						
(Dollars in thousands)	Aaa	Aa1	A3	Baa1	Baa2	NR	Total
U.S. Treasury and government agencies	$ 140,761	$ —	$ —	$ —	$ —	$ 2,681	$ 143,442
Mortgage-backed securities	357,870	—	—	—	—	—	357,870
Obligations of states and political subdivisions	—	1,470	—	—	—	—	1,470
Other debt securities	—	—	4,000	4,000	500	2,000	10,500
Total held-to-maturity securities	$ 498,631	$ 1,470	$ 4,000	$ 4,000	$ 500	$ 4,681	$ 513,282

The following table provides information about gross unrealized losses and fair value by length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2023 and December 31, 2022.

(Dollars in thousands)	Less than 12 Months Fair Value		Unrealized Losses		More than 12 Months Fair Value		Unrealized Losses		Total Fair Value		Unrealized Losses	
December 31, 2023												
Available-for-sale securities:												
U.S. Treasury and government agencies	$	74	$	—	$	17,750	$	3,002	$	17,824	$	3,002
Mortgage-backed securities		24,405		150		52,864		7,108		77,269		7,258
Other debt securities		—		—		1,890		120		1,890		120
Total	$	24,479	$	150	$	72,504	$	10,230	$	96,983	$	10,380

(Dollars in thousands)	Less than 12 Months Fair Value		Unrealized Losses		More than 12 Months Fair Value		Unrealized Losses		Total Fair Value		Unrealized Losses	
December 31, 2022												
Available-for-sale securities:												
U.S. Treasury and government agencies	$	1,165	$	4	$	16,585	$	3,588	$	17,750	$	3,592
Mortgage-backed securities		29,125		2,409		34,167		6,290		63,292		8,699
Other debt securities	$	1,890	$	128	$	—	$	—	$	1,890	$	128
Total	$	32,180	$	2,541	$	50,752	$	9,878	$	82,932	$	12,419
Held-to-maturity securities:												
U.S. Treasury and government agencies	$	67,332	$	2,786	$	67,163	$	10,815	$	134,495	$	13,601
Mortgage-backed securities		148,771		9,402		199,649		41,062		348,420		50,464
Obligations of states and political subdivisions		780		28		—		—		780		28
Other debt securities		8,091		409		2,139		361		10,230		770
Total	$	224,974	$	12,625	$	268,951	$	52,238	$	493,925	$	64,863

There were 115 AFS debt securities with a fair value below the amortized cost basis, with unrealized losses totaling $10.4 million as of December 31, 2023. The Company concluded that a credit loss does not exist in its AFS securities portfolio as of December 31, 2023, and no impairment loss has been recognized based on the fact that (1) changes in fair value were caused primarily by fluctuations in interest rates, (2) securities with unrealized losses had generally high credit quality, (3) the Company intends to hold these investments in debt securities to maturity and it is more-likely-than-not the Company will not be required to sell these investments before a recovery of its investment, and (4) issuers have continued to make timely payments of principal and interest. Additionally, the Company's mortgage-back securities are issued by either U.S. government agencies or U.S. government sponsored enterprises. Collectively, these entities provide a guarantee, which is either explicitly or implicitly supported by the full faith and credit of the U.S. government, that investors in such mortgage-backed securities will receive timely principal and interest payments.

All HTM and AFS securities were current with no securities past due or on nonaccrual as of December 31, 2023.

All of the securities with unrealized losses in the portfolio have modest duration risk, low credit risk, and minimal losses when compared to total amortized cost. The unrealized losses on debt securities that exist are the result of market changes in interest rates since original purchase and are not related to credit concerns. Because the Company does not intend to sell these securities and it is not more likely than not that the Company will be required to sell these securities before recovery of their amortized cost bases, which may be at maturity for debt securities, the Company considers the unrealized losses to be temporary. There were a 115 available-for-sale securities and a 185 held to maturity securities in an unrealized loss position at December 31, 2023. There were 192 available-for-sale securities and a 116 held to maturity securities in an unrealized loss position at December 31, 2022.

The following table provides information on the amortized cost and estimated fair values of investment securities by maturity date at December 31, 2023.

(Dollars in thousands)	Available for sale		Held to maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 2,447	$ 2,449	$ 7,000	$ 6,927
Due after one year through five years	16,491	15,439	119,768	113,227
Due after five years through ten years	29,257	26,436	50,538	45,833
Due after ten years	72,637	66,197	335,976	291,843
Total	$ 120,832	$ 110,521	$ 513,282	$ 457,830

The maturity dates for debt securities are determined using contractual maturity dates.

The Company has securities which have been pledged as collateral for obligations to federal, state, and local government agencies, and other purpose as required or permitted by law, or sold under agreements to repurchase. At December 31, 2023, the aggregate carrying value of pledged AFS and HTM pledged securities was $54.5 million and $185.9 million, respectively. The comparable amounts for December 31, 2022 were $72.1 million and $19.2 million, respectively.

The following table sets forth the amortized cost and estimated fair values of securities which have been pledged as collateral for obligations to federal, state and local government agencies, and other purposes as required or permitted by law, or sold under agreements to repurchase at December 31, 2023 and 2022.

(Dollars in thousands)	2023		2022	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Pledged available-for-sale securities	$ 62,290	$ 54,489	$ 83,288	$ 72,108
Pledged held-to-maturity securities	185,876	167,649	19,158	16,305

There were no obligations of states or political subdivisions with carrying values, as to any issuer, exceeding 10% of stockholders' equity at December 31, 2023 or 2022.

NOTE 4. LOANS AND ALLOWANCE FOR CREDIT LOSSES

On January 1, 2023, the Company adopted ASC 326. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables. For further discussion on the most significant accounting policies that the Company follows see Note 1 – Summary of Significant Accounting Policies. All loan information presented as of December 31, 2023 is in accordance with ASC 326. All loan information presented as of December 31, 2022, or a prior date is presented in accordance with previously applicable GAAP.

The Company makes residential mortgage, commercial, and consumer loans to customers primarily in Anne Arundel County, Baltimore County, Charles County, Calvert County, St Mary's County, Howard County, Kent County, Queen Anne's County, Caroline County, Talbot County, Dorchester County and Worcester County in Maryland, Kent and Sussex County, Delaware and in Accomack County, Stafford County, Spotsylvania County, and Fredericksburg city in Virginia. The following table provides information about the principal classes of the loan portfolio at December 31, 2023 and December 31, 2022

(Dollars in thousands)	December 31, 2023	% of Total Loans	December 31, 2022	% of Total Loans
Construction	$ 299,000	6.40 %	$ 246,319	9.60 %
Residential real estate	1,490,438	32.10 %	810,497	31.70 %
Commercial real estate	2,286,154	49.30 %	1,065,409	41.70 %
Commercial	229,939	5.00 %	147,856	5.80 %
Consumer	328,896	7.10 %	286,026	11.20 %
Credit Cards	6,583	0.10 %	—	— %
Total loans	$ 4,641,010	100.00 %	$ 2,556,107	100.00 %
Allowance for credit losses	(57,351)		(16,643)	
Total loans, net	$ 4,583,659		$ 2,539,464	

In the normal course of banking business, loans are made to officers and directors and their affiliated interests. These loans are made on substantially the same terms and conditions as those prevailing at the time for comparable transactions with persons who are not related to the Company and are not considered to involve more than the normal risk of collectability. As of December 31, 2023 and 2022, such loans outstanding, both direct and indirect (including guarantees), to directors, their associates and policy-making officers, totaled approximately $53.1 million and $24.1 million, respectively. During 2023 and 2022, loan additions were approximately $35.9 million and $7.7 million of which $27.4 million were due to the 2023 acquisition of TCFC and loan repayments and no longer reportable loans were approximately $1.3 million and $2.2 million, respectively.

Loans are stated at their principal amount outstanding net of any purchase premiums/discounts, deferred fees and costs. Included in loans were deferred costs, net of fees, of $2.2 million and $1.4 million at December 31, 2023 and December 31, 2022. At December 31, 2023 and December 31, 2022, included in total loans were $297.9 million and $372.2 million in loans, acquired as part of the acquisition of Severn Bancorp, Inc. ("Severn"), effective October 31, 2021. These balances were presented net of the related discount which totaled $4.7 million and $6.7 million at December 31, 2023 and December 31, 2022, respectively. At December 31, 2023 included in total loans were $1.6 billion acquired as part of the acquisition of TCFC, effective July 1, 2023. This balance was presented net of the related discount which totaled $108.4 million at December 31, 2023.

The following purchased credit deteriorated loans were acquired in connection with the TCFC merger on July 1, 2023.

(Dollars in thousands)	Par Value	Purchase Discount	Allowance	Purchase Price
Construction	$ 177	$ (11)	$ (3)	$ 163
Residential real estate	8,379	(1,307)	(215)	6,857
Commercial real estate	55,779	(6,950)	(985)	47,844
Commercial	2,317	(243)	(278)	1,796
Consumer	519	(38)	(14)	467
Credit Card	999	(222)	(18)	759
Total	$ 68,170	$ (8,771)	$ (1,513)	$ 57,886

At December 31, 2023, the Bank was servicing $371.5 million in loans for the Federal National Mortgage Association and $113.2 million in loans for Freddie Mac.

The following tables provides information on nonaccrual loans by loan class as of December 31, 2023.

(Dollars in thousands)	Non-accrual with no allowance for credit loss		Non-accrual with an allowance for credit loss	Total Non-accruals
December 31, 2023				
Nonaccrual loans:				
Construction	$	626	$ —	$ 626
Residential real estate		5,865	480	6,345
Commercial real estate		4,364	—	4,364
Commercial		176	368	544
Consumer		216	689	905
Total	$	11,247	$ 1,537	$ 12,784
Interest income	$	399	$ 53	$ 452

(Dollars in thousands)	Non-accrual Delinquent Loans		Non-accrual Current Loans	Total Non-accruals
December 31, 2023				
Nonaccrual loans:				
Construction	$	221	$ 405	$ 626
Residential real estate		4,137	2,208	6,345
Commercial real estate		1,215	3,149	4,364
Commercial		28	516	544
Consumer		903	2	905
Total	$	6,504	$ 6,280	$ 12,784

The overall quality of the Bank's loan portfolio is primarily assessed using the Bank's risk-grading scale. This review process is assisted by frequent internal reporting of loan production, loan quality, concentrations of credit, loan delinquencies and nonperforming and potential problem loans. Credit quality indicators are adjusted based on management's judgment during the quarterly review process. Loans are graded on a scale of one to ten.

Ratings 1 thru 6 – Pass - Ratings 1 thru 6 have asset risks ranging from excellent-low to adequate. The specific rating assigned considers customer history of earnings, cash flows, liquidity, leverage, capitalization, consistency of debt service coverage, the nature and extent of customer relationship and other relevant specific business factors such as the stability of the industry or market area, changes to management, litigation or unexpected events that could have an impact on risks.

Rating 7 – Special Mention - These credits have potential weaknesses due to economic conditions, less than adequate earnings performance or other factors which require the lending officer to direct more than normal attention to the credit. Financing alternatives may be limited and/or command higher risk interest rates. Special mention loan relationships are reviewed at least quarterly.

Rating 8 – Substandard - Substandard assets are assets that are inadequately protected by the sound worth or paying capacity of the borrower or of the collateral pledged. Substandard loans are the first adversely classified loans on the Bank's watchlist. These assets have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard assets, does not have to exist in individual assets classified substandard. The loans may have a delinquent history or combination of weak collateral, weak guarantor or operating losses. When a loan is assigned to this category the Bank may estimate a specific reserve in the loan loss allowance analysis and/or place the loan on nonaccrual. These assets listed may include assets with histories of repossessions or some that are non-performing bankruptcies. These relationships will be reviewed at least quarterly.

Rating 9 – Doubtful - Doubtful assets have many of the same characteristics of substandard with the exception that the Bank has determined that loss is not only possible but is probable. The amount of loss is not discernible due to factors such as merger, acquisition, or liquidation; a capital injection; a pledge of additional collateral; the sale of assets; or alternative refinancing plans. Credits receiving a doubtful classification are required to be on nonaccrual. These relationships will be reviewed at least quarterly.

Rating 10 – Loss – Loss assets are uncollectible or of little value.

The following table provides information on loan risk ratings as of December 31, 2023 and gross write-offs during the twelve months ended December 31, 2023.

(Dollars in thousands)	Term Loans by Origination Year						Revolving loans	Revolving converted to term loans	Total
	Prior	2019	2020	2021	2022	2023			
December 31, 2023									
Construction									
Pass	$ 23,450	$ 15,721	$ 14,773	$ 34,325	$ 101,426	$ 100,620	$ 8,056	$ —	$ 298,371
Substandard	199	—	—	12	418	—	—	—	629
Total	$ 23,649	$ 15,721	$ 14,773	$ 34,337	$ 101,844	$ 100,620	$ 8,056	$ —	$ 299,000
Gross Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential real estate									
Pass	$ 317,528	$ 54,387	$ 105,269	$ 251,269	$ 392,378	$ 239,914	$ 119,777	$ 874	$ 1,481,396
Special Mention	154	256	564	503	—	—	192	—	1,669
Substandard	6,000	—	—	—	—	—	1,373	—	7,373
Total	$ 323,682	$ 54,643	$ 105,833	$ 251,772	$ 392,378	$ 239,914	$ 121,342	$ 874	$ 1,490,438
Gross Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ (119)	$ —	$ (119)
Commercial real estate									
Pass	$ 670,042	$ 190,753	$ 311,980	$ 426,750	$ 428,240	$ 210,915	$ 14,873	$ 2,138	$ 2,255,691
Special Mention	14,986	331	—	5,501	4,446	—	100	409	25,773
Substandard	2,119	2,029	—	542	—	—	—	—	4,690
Total	$ 687,147	$ 193,113	$ 311,980	$ 432,793	$ 432,686	$ 210,915	$ 14,973	$ 2,547	$ 2,286,154
Gross Charge-offs	$ (512)	$ —	$ (814)	$ —	$ —	$ —	$ —	$ —	$ (1,326)
Commercial									
Pass	$ 23,771	$ 12,946	$ 14,464	$ 41,621	$ 35,897	$ 27,901	$ 49,160	$ 22,284	$ 228,044
Special Mention	143	—	—	425	—	—	251	—	819
Substandard	160	69	—	—	487	—	314	46	1,076
Total	$ 24,074	$ 13,015	$ 14,464	$ 42,046	$ 36,384	$ 27,901	$ 49,725	$ 22,330	$ 229,939
Gross Charge-offs	$ (1)	$ —		$ —	$ —	$ —	$ —	$ (242)	$ (243)
Consumer									
Pass	$ 621	$ 961	$ 14,158	$ 76,629	$ 143,507	$ 91,415	$ 699	$ —	$ 327,990
Special Mention	—	—	—	—	—	—	2	—	2
Substandard	—	38	5	80	780	—	1	—	904
Total	$ 621	$ 999	$ 14,163	$ 76,709	$ 144,287	$ 91,415	$ 702	$ —	$ 328,896
Gross Charge-offs	$ (522)	$ —	$ (16)	$ (17)	$ (8)	$ (4)	$ (7)	$ —	$ (574)
Total									
Pass	$ 1,035,412	$ 274,768	$ 460,644	$ 830,594	$ 1,101,448	$ 670,765	$ 192,565	$ 25,296	$ 4,591,492
Special Mention	15,283	587	564	6,429	4,446	—	545	409	28,263
Substandard	8,478	2,136	5	634	1,685	—	1,688	46	14,672
Total loans by risk category	**$ 1,059,173**	**$ 277,491**	**$ 461,213**	**$ 837,657**	**$ 1,107,579**	**$ 670,765**	**$ 194,798**	**$ 25,751**	**$ 4,634,427**
Total gross charge-offs	**$ (1,035)**	**$ —**	**$ (830)**	**$ (17)**	**$ (8)**	**$ (4)**	**$ (126)**	**$ (242)**	**$ (2,262)**

(Dollars in thousands)	Term Loans by Origination Year Prior	2019	2020	2021	2022	2023	Revolving loans	Revolving converted to term loans	Total
Credit Cards									
Performing	$ —	$ —	$ —	$ —	$ —	$ —	$ 6,583	$ —	$ 6,583
Non-Performing	—	—	—	—	—	—	—	—	—
Total	$ —	$ —	$ —	$ —	$ —	$ —	$ 6,583	$ —	$ 6,583
Gross Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ (111)	$ —	$ (111)
Total loans evaluated by performing status	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 6,583**	**$ —**	**$ 6,583**
Total gross charge-offs	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ (111)**	**$ —**	**$ (111)**
Total Recorded Investment	**$ 1,059,173**	**$ 277,491**	**$ 461,213**	**$ 837,657**	**$ 1,107,579**	**$ 670,765**	**$ 201,381**	**$ 25,751**	**$ 4,641,010**

The following tables provide information on the aging of loan portfolio as of December 31, 2023 and December 31, 2022.

(Dollars in thousands)	30-59 days past due	60-89 days past due	90 days past due and still accruing	90 days past due and not accruing	Total past due	Current Accrual Loans (1)	Current Non-accrual Loans	Total
December 31, 2023								
Construction	$ 1,919	$ —	$ —	$ 220	$ 2,139	$ 296,456	$ 405	$ 299,000
Residential real estate	2,962	1,198	108	2,668	6,936	1,481,294	2,208	1,490,438
Commercial real estate	16	—	—	1,222	1,238	2,281,767	3,149	2,286,154
Commercial	48	—	488	28	564	228,859	516	229,939
Consumer	3,224	1,415	—	879	5,518	323,376	2	328,896
Credit Cards	35	36	142	—	213	6,370	—	6,583
Total	**$ 8,204**	**$ 2,649**	**$ 738**	**$ 5,017**	**$ 16,608**	**$ 4,618,122**	**$ 6,280**	**$ 4,641,010**
Percent of total loans	**0.2 %**	**0.1 %**	**— %**	**0.1 %**	**0.4 %**	**99.5 %**	**0.1 %**	**100.0 %**

(1) Includes loans measured at fair value of $9.9 million at December 31, 2023.

(Dollars in thousands)	Current (1)	Accruing 30-59 days past due	60-89 days past due	Greater than 90 days	Total past due	Nonaccrual	PCI	Total
December 31, 2022								
Construction	$ 239,990	$ 4,343	$ 1,015	$ 24	$ 5,382	$ 297	$ 650	$ 246,319
Residential real estate	787,070	6,214	891	1,107	8,212	1,259	13,956	810,497
Commercial real estate	1,052,314	369	—	710	1,079	150	11,866	1,065,409
Commercial	147,511	15	—	—	15	174	156	147,856
Consumer	285,750	223	11	—	234	28	14	286,026
Total	$ 2,512,635	$ 11,164	$ 1,917	$ 1,841	$ 14,922	$ 1,908	$ 26,642	$ 2,556,107
Percent of total loans	98.3 %	0.4 %	0.1 %	0.1 %	0.6 %	0.1 %	1.0 %	100.0 %

(1) Includes loans measured at fair value of $8.4 million at December 31, 2022.

The following tables provide a summary of the activity in the ACL allocated by loan class for the twelve months ended December 31, 2023 and December 31, 2022. Allocation of a portion of the allowance to one loan class does not include its availability to absorb losses in other loan classes.

(Dollars in thousands)	Beginning Balance	Impact of ASC326 Adoption	Merger Adjustments [2]	Charge-offs	Recoveries	Net (charge-offs) recoveries	Provision	Ending Balance
For the year ended December 31, 2023								
Construction	$ 2,973	$ 1,222	$ 3	$ —	$ 15	$ 15	$ (278)	$ 3,935
Residential real estate	2,622	4,974	215	(119)	44	(75)	14,213	21,949
Commercial real estate	4,899	3,742	985	(1,326)	—	(1,326)	12,675	20,975
Commercial	1,652	401	278	(243)	11	(232)	572	2,671
Consumer [1]	4,497	452	14	(574)	284	(290)	2,928	7,601
Credit Card	—	—	18	(111)	—	(111)	313	220
Total	$ 16,643	$ 10,791	$ 1,513	$ (2,373)	$ 354	$ (2,019)	$ 30,423	$ 57,351

(1) Gross charge-offs of consumer loans for the twelve months ended December 31, 2023 included $0.2 million of demand deposit overdrafts.
(2) Merger adjustments consist of gross-up for acquired PCD loans in the TCFC merger.

(Dollars in thousands)	Beginning Balance	Charge-offs	Recoveries	Net (charge-offs) recoveries	Provision	Ending Balance
For the year ended December 31, 2022						
Allowance for credit losses:						
Construction	$ 2,454	—	13	13	506	$ 2,973
Residential real estate	2,858	(5)	142	137	(373)	2,622
Commercial real estate	4,598	(6)	951	945	(644)	4,899
Commercial	2,070	(546)	227	(319)	(99)	1,652
Consumer	1,964	(31)	29	(2)	2,535	4,497
Total	$ 13,944	$ (588)	$ 1,362	$ 774	$ 1,925	$ 16,643

The following table presents the amortized cost basis of collateral-dependent loans by loan portfolio segment.

(Dollars in thousands)	December 31, 2023		
	Real Estate Collateral	Other Collateral	Total
Construction	$ 662	$ —	$ 662
Residential real estate	8,047	—	8,047
Commercial real estate	6,134	—	6,134
Commercial	—	1,106	1,106
Consumer	—	904	904
Total	$ 14,843	$ 2,010	$ 16,853

The company did not identify any significant changes in the extent to which collateral secures its collateral dependent loans, whether in the form of general deterioration or from other factors during the period ended December 31, 2023.

Loan Modifications to Borrowers Experiencing Financial Difficulty

Modifications to borrowers experiencing financial difficulty may include interest rate reduction, principal or interest forgiveness, forbearance, term extensions, and other actions intended to minimize economic loss and to avoid foreclosure or repossession of collateral. The following illustrates the most common loan modifications by loan classes offered by the Company that are required to be disclosed pursuant to the requirements of ASU 2022-02:

Loan Classes	Modification Types
Commercial Real Estate	Term extension greater than three months.
Commercial	Term extension greater than three months.

The following table presents the amortized cost basis of loan modifications made to borrowers experiencing financial difficulty during twelve months ended December 31, 2023.

(dollars in thousands)	Term Extension	Interest Rate Reduction	Payment Delay and Term Extension	Term Extension and Interest Rate Reduction	Payment Delay	Total	% of Total Portfolio Segment
December 31, 2023							
Construction	$ —	$ —	$ —	$ —	$ —	$ —	— %
Residential real estate	—	—	—	—	—	—	—
Residential rentals	—	—	—	—	—	—	—
Commercial real estate	125	—	—	—	—	125	0.01
Commercial	242	—	—	—	—	242	0.11
Consumer	—	—	—	—	—	—	—
Credit Cards	—	—	—	—	—	—	—
Total	$ 367	$ —	$ —	$ —	$ —	$ 367	0.01

The following table presents the financial effect of loan modifications made to borrowers experiencing financial difficulty during the twelve months ended December 31, 2023.

(dollars in thousands)	Weighted-Average Months of Term Extension
December 31, 2023	
Construction	0
Residential real estate	0
Residential rentals	0
Commercial real estate	12
Commercial	12
Consumer	0
Credit Cards	0

During the twelve months ended December 31, 2023, there were no defaults on loan modifications made to borrowers experiencing financial difficulty.

The following table present the aging analysis of loan modifications made to borrowers experiencing financial difficulty as of December 31, 2023.

(Dollars in thousands)	30-59 days past due	60-89 days past due	Accruing 90 days past due and still accruing	90 days past due and not accruing	Total past due	Current Accrual	Current Non-Accrual	Total Recorded Investment
December 31, 2023								
Construction	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential real estate	—	—	—	—	—	—	—	—
Residential rentals	—	—	—	—	—	—	—	—
Commercial real estate	—	—	—	—	—	—	125	125
Commercial	—	—	—	—	—	153	89	242
Consumer	—	—	—	—	—	—	—	—
Credit Cards	—	—	—	—	—	—	—	—
Total	$ —	$ —	$ —	$ —	$ —	$ 153	$ 214	$ 367

Foreclosure Proceedings

There were $0.2 million of consumer mortgage loans collateralized by residential real estate property that were in the process of foreclosure as of December 31, 2023 and $0.3 million as of December 31, 2022, respectively. There were no residential real estate properties included in the balance of OREO at December 31, 2023 and one residential real estate property totaling $18,000 at December 31, 2022.

Prior to the adoption of ASC 326

The following table provides information about all loans acquired from Severn as of December 31, 2022.

(Dollars in thousands)	Acquired Loans - Purchased Credit Impaired		Acquired Loans - Purchased Performing		Acquired Loans - Total	
		December 31, 2022				
Outstanding principal balance	$	29,620	$	349,262	$	378,882
Carrying amount						
Construction	$	650	$	18,761	$	19,411
Residential real estate		13,956		116,118		130,074
Commercial real estate		11,866		174,278		186,144
Commercial		156		35,687		35,843
Consumer		14		697		711
Total loans	$	26,642	$	345,541	$	372,183

The following table presents a summary of the change in the accretable yield on PCI loans acquired from Severn.

(Dollars in thousands)	For the Year Ended December 31, 2022	
Accretable yield, beginning of period	$	5,367
Accretion		(1,603)
Reclassification of nonaccretable difference due to improvement in expected cash flows		469
Other changes, net		506
Accretable yield, end of period	$	4,739

The following tables include impairment information relating to loans and the ACL on loans as of December 31, 2022.

(Dollars in thousands)	Loans individually evaluated for impairment		Loans collectively evaluated for impairment [1]		Acquired loans - PCI		Total	
December 31, 2022								
Construction	$	331	$	236,901	$	650	$	237,882
Residential real estate		5,081		791,460		13,956		810,497
Commercial real estate		2,540		1,051,003		11,866		1,065,409
Commercial		174		147,526		156		147,856
Consumer		28		285,984		14		286,026
Total	$	8,154		2,512,874		26,642	$	2,547,670

Allowance for credit losses allocated to:	Loans individually evaluated for impairment		Loans collectively evaluated for impairment		Total allowance	
December 31, 2022						
Construction	$	—	$	2,973	$	2,973
Residential real estate		127		2,495		2,622
Commercial real estate		—		4,899		4,899
Commercial		—		1,652		1,652
Consumer		—		4,497		4,497
Total	$	127		16,516		16,643

---

(1) Excludes loans measured at fair value of $8.4 million at December 31, 2022.

The following tables provide information on impaired loans and any related allowance by loan class as of December 31, 2022. The difference between the unpaid principal balance and the recorded investment is the amount of partial charge-offs that have been taken and interest paid on nonaccrual loans that has been applied to principal.

(Dollars in thousands)	Unpaid principal balance		Recorded investment with no allowance		Recorded investment with an allowance		Related allowance		Year-to-date average recorded investment		Interest income recognized	
December 31, 2022												
Impaired nonaccrual loans:												
Construction	$	297	$	297	$	—	$	—	$	309	$	—
Residential real estate		1,363		1,259		—		—		1,661		—
Commercial real estate		159		150		—		—		604		—
Commercial		359		174		—		—		227		—
Consumer		29		28		—		—		43		—
Total	$	2,207	$	1,908	$	—	$	—	$	2,844	$	—
Impaired accruing TDRs:												
Construction	$	10	$	10	$	—	$	—	$	16	$	1
Residential real estate		2,849		1,176		1,539		127		2,979		108
Commercial real estate		1,680		1,680		—		—		2,095		56
Commercial		—		—		—		—		—		—
Consumer		—		—		—		—		5		—
Total	$	4,539	$	2,866	$	1,539	$	127	$	5,095	$	165
Other impaired accruing loans:												
Construction	$	24	$	24	$	—	$	—	$	215	$	6
Residential real estate		1,107		1,107		—		—		474		3
Commercial real estate		710		710		—		—		553		30
Commercial		—		—		—		—		51		1
Consumer		—		—		—		—		15		—
Total	$	1,841	$	1,841	$	—	$	—	$	1,308	$	40
Total impaired loans:												
Construction	$	331	$	331	$	—	$	—	$	540	$	7
Residential real estate		5,319		3,542		1,539		127		5,114		111
Commercial real estate		2,549		2,540		—		—		3,252		86
Commercial		359		174		—		—		278		1
Consumer		29		28		—		—		63		—
Total	$	8,587	$	6,615	$	1,539	$	127	$	9,247	$	205

Management uses risk ratings as part of its monitoring of the credit quality in the Company's loan portfolio. Loans that are identified as special mention, substandard or doubtful are adversely rated. These loans and the pass/watch loans are assigned higher qualitative factors than favorably rated loans in the calculation of the formula portion of the allowance for credit losses. At December 31, 2022, there were no nonaccrual loans classified as special mention or doubtful and $1.9 million of nonaccrual loans were classified as substandard.

The following tables provide information on loan risk ratings at December 31, 2022.

(Dollars in thousands)	Pass/Performing [1]	Pass/Watch	Special Mention	Substandard	Doubtful	PCI	Total
December 31, 2022							
Construction	$ 231,160	$ 14,212	$ —	$ 297	$ —	$ 650	$ 246,319
Residential real estate	761,405	32,467	1,239	1,430	—	13,956	810,497
Commercial real estate	929,501	121,711	1,814	517	—	11,866	1,065,409
Commercial	131,084	15,958	484	174	—	156	147,856
Consumer	285,786	196	2	28	—	14	286,026
Total	$ 2,338,936	$ 184,544	$ 3,539	$ 2,446	$ —	$ 26,642	$ 2,556,107

(1) Includes loans measured at fair value of $8.4 million on December 31, 2022.

The following tables provide a roll-forward for TDRs as of and for the years ended December 31, 2022.

(Dollars in thousands)	1/1/2022 TDR Balance	New TDRs	Disbursements (Payments)	Charge-offs	Reclassifications/ Transfer In/ (Out)	Payoffs	12/31/2022 TDR Balance	Related Allowance
For the Year Ended December 31, 2022								
Accruing TDRs								
Construction	$ 24	$ —	$ (14)	$ —	$ —	$ —	$ 10	$ —
Residential real estate	2,836	—	(100)	—	(20)	(1)	2,715	(127)
Commercial real estate	2,807	—	(180)	—	—	(947)	1,680	—
Commercial	—	—	—	—	—	—	—	—
Consumer	—	—	—	—	—	—	—	—
Total	$ 5,667	$ —	$ (294)	$ —	$ (20)	$ (948)	$ 4,405	$ (127)
Nonaccrual TDRs								
Construction	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential real estate	—	—	(6)	—	20	—	14	—
Commercial real estate	—	—	—	—	—	—	—	—
Commercial	216	—	(46)	—	—	—	170	—
Consumer	—	—	—	—	—	—	—	—
Total	$ 216	$ —	$ (52)	$ —	$ 20	$ —	$ 184	$ —
Total	$ 5,883	$ —	$ (346)	$ —	$ —	$ (948)	$ 4,589	$ (127)

There were no TDRs which subsequently defaulted within 12 months of modification for the twelve months ended December 31, 2022. Generally, a loan is considered in default when principal or interest is past due 90 days or more, the loan is placed on nonaccrual, the loan is charged off, or there is a transfer to OREO or repossessed assets.

NOTE 5. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table provides information on the significant components of goodwill and other acquired intangible assets at December 31, 2023 and December 31, 2022.

(Dollars in thousands)	Gross Carrying Amount		Additions		Measurement Period Adjustments		Accumulated Impairment Charges		Accumulated Amortization		Net Carrying Amount	Weighted Average Remaining Life (in years)
					December 31, 2023							
Goodwill	$	65,476	$	—	$	—	$	(1,543)	$	(667)	$	63,266	—
Other intangible assets												
Amortizable												
Core deposit intangible	$	10,503	$	48,648	$	—	$	—	$	(11,061)	$	48,090	3.7
Total other intangible assets	$	10,503	$	48,648	$	—	$	—	$	(11,061)	$	48,090	

(Dollars in thousands)	Gross Carrying Amount		Measurement Period Adjustments		Accumulated Impairment Charges		Accumulated Amortization		Net Carrying Amount		Weighted Average Remaining Life (in years)
				December 31, 2022							
Goodwill	$	65,631	$	(155)	$	(1,543)	$	(667)	$	63,266	—
Other intangible assets											
Amortizable											
Core deposit intangible	$	10,503	$	—	$	—	$	(4,956)	$	5,547	2.6
Total other intangible assets	$	10,503	$	—	$	—	$	(4,956)	$	5,547	

The aggregate amortization expense was $6.1 million and $2.0 million for the years ended December 31, 2023 and 2022, respectively.

At December 31, 2023, estimated future remaining amortization for amortizing core deposit intangible within the years ending December 31, is as follows:

(Dollars in thousands)	Amortization Expense	
2024	$	9,779
2025		8,589
2026		7,398
2027		6,208
2028		5,060
Thereafter		11,056
Total amortizing intangible assets	$	48,090

NOTE 6. LEASES

Lease liabilities represent the Company's obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company's incremental borrowing rate in effect at the commencement date of the lease. Right-of-use assets represent the Company's right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor.

The Company's long-term lease agreements are classified as operating leases. Some of these leases offer the option to extend the lease term and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably certain of being exercised. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.

During the third quarter of 2023, the Company acquired long-term branch leases and equipment leases due to the acquisition of TCFC. These leases were reassessed by management as of the Acquisition Date, which included updating the incremental borrowing rates and remaining lease terms.

The following tables present information about the Company's leases as of and for the years ended December 31, 2023 and December 31, 2022.

(Dollars in thousands)	December 31, 2023	December 31, 2022
Lease liabilities	$ 12,857	$ 9,908
Right-of-use assets	$ 12,487	$ 9,629
Weighted average remaining lease term	10.88 years	12.55 years
Weighted average discount rate	3.24 %	2.50 %
Remaining lease term - min	0.39 years	0.16 years
Remaining lease term - max	17.68 years	18.68 years

	For the Year Ended	
Lease cost (in thousands)	December 31, 2023	December 31, 2022
Operating lease cost	$ 1,645	$ 1,355
Short-term lease cost	—	—
Total lease cost	$ 1,645	$ 1,355
Cash paid for amounts included in the measurement of lease liabilities	$ 1,553	$ 1,268

The following table presents a maturity analysis of operating lease liabilities and reconciliation of the undiscounted cash flows to the total of operating lease liabilities at December 31, 2023.

Lease payments due (in thousands)	As of December 31, 2023
2024	$ 1,801
2025	1,617
2026	1,575
2027	1,469
2028	1,419
Thereafter	7,261
Total undiscounted cash flows	$ 15,142
Discount	2,285
Lease liabilities	$ 12,857

Total gross rental income was $1.2 million and $1.3 million for the years ended December 31, 2023 and December 31, 2022, respectively. The following table presents our minimum future annual rental income on such leases at December 31, 2023.

(In thousands)		As of December 31, 2023
2024	$	833
2025		854
2026		876
2027		562
2028		578
Thereafter		2,521
Total	$	6,224

NOTE 7. PREMISES AND EQUIPMENT

The following table provides information on premises and equipment at December 31, 2023 and December 31, 2022.

(Dollars in thousands)		December 31, 2023		December 31, 2022
Land	$	19,041	$	10,886
Buildings and land improvements		67,506		48,605
Furniture and equipment		14,820		8,177
		101,367		67,668
Accumulated depreciation		(18,981)		(16,180)
Total	$	82,386	$	51,488

Depreciation expense totaled $3.3 million for 2023 and $2.4 million for 2022.

NOTE 8. DEPOSITS

Deposits consist of the following categories as of the dates indicated:

(dollars in thousands)	December 31, 2023			December 31, 2022	
	Balance	%		Balance	%
Noninterest-bearing demand	$ 1,258,037	23.36 %	$	862,015	28.64 %
Interest-bearing:					
Demand	1,165,546	21.64		694,101	23.06
Money market deposits	1,430,603	26.56		709,132	23.56
Savings	347,324	6.45		320,188	10.64
Certificates of deposit	1,184,610	21.99		424,348	14.10
Total interest-bearing	4,128,083	76.64 %		2,147,769	71.36 %
Total Deposits	$ 5,386,120	100.00 %	$	3,009,784	100.00 %

As of December 31, 2023 and 2022, deposits, both direct and indirect, from executive officers and directors, their associates and policy-making officers, totaled approximately $35.6 million and $11.9 million, respectively.

The following table provides information on the approximate maturities of total time deposits at December 31, 2023 and December 31, 2022.

(dollars in thousands)	December 31, 2023		December 31, 2022
Within one year	$ 1,042,343	$	230,715
Year 2	78,585		138,356
Year 3	36,469		23,860
Year 4	12,081		17,327
Year 5	14,955		14,051
Thereafter	177		39
Total	$ 1,184,610	$	424,348

The approximate amount of certificates of deposit of $250,000 or more was $354.6 million and $77.7 million at December 31, 2023 and 2022, respectively.

NOTE 9. BORROWINGS

The Company may periodically borrow from a correspondent federal funds line of credit arrangement, under a secured reverse repurchase agreement, or from the FHLB to meet short-term liquidity needs.

The following table summarizes certain information on short-term borrowings as of and for the years ended December 31, 2023 and December 31, 2022.

(Dollars in thousands)	December 31, 2023			December 31, 2022	
	Amount	Rate		Amount	Rate
Average for the Year					
Repurchase agreements	$ —	— %	$	683	0.25 %
FHLB Advances	111,392	4.95		1,863	3.87
At Year End					
Repurchase agreements	$ —	— %	$	—	— %
FHLB Advances	—	—		40,000	4.57

Securities sold under agreements to repurchase are securities sold to customers, at the customers' request, under a "roll-over" contract that matures in one business day. The underlying securities sold are U.S. Government agency securities, which are segregated in the Company's custodial accounts from other investment securities.

The Bank had $45.0 million in federal funds lines of credit and a reverse repurchase agreement available on a short-term basis from correspondent banks at December 31, 2023 and 2022. In addition, the Bank had secured credit availability of approximately $659.0 million from the FHLB at December 31, 2023. The Bank has pledged as collateral, under a blanket lien, all qualifying residential loans under borrowing agreements with the FHLB. The Bank had letters of credit with FHLB of $86.1 million and $6.1 million as of December 31, 2023 and 2022, respectively. These letters of credit are used to secure public deposits held with various municipal customers. The Bank had no borrowings from the FHLB at December 31, 2023 and $40.0 million short term FHLB borrowings at December 31, 2022.

(dollars in thousands)	December 31, 2023	December 31, 2022	Issue Date	Stated Maturity Date	Earliest Call Date	Interest Rate
September 2030 Subordinated Debentures	$ 25,000	$ 25,000	2020	2030	2025	5.375% through September 2025, 3-month SOFR + 5.265% thereafter
October 2030 Subordinated Debentures	19,500	—	2020	2030	2025	4.75% through October 2025, 3-month SOFR + 4.58% thereafter
Total subordinated debentures	44,500	25,000				
Severn Capital Trust I	20,619	20,619	2004	2035		3-month SOFR + 2.00%
Tri-County Capital Trust I	7,000	—	2004	2034		90-day SOFR + 2.60%
Tri-County Capital Trust II	5,000	—	2005	2035		90-day SOFR + 1.70%
Total trust preferred securities	32,619	20,619				
Less net discount and unamortized issuance costs	(4,822)	(2,547)				
Total long-term debt	$ 72,297	$ 43,072				

At December 31, 2023, subordinated notes consisted of $25.0 million of long-term debt issued by the Company in August 2020, and $19.5 million of long-term debt assumed as a result of the merger with TCFC. As of December 31, 2023, the recorded balance of subordinated debt issued by the Company and the assumed subordinated debt from TCFC, net of unamortized issuance costs and fair value discounts, were $24.8 million and $18.3 million, respectively.

The Company also assumed trust preferred securities in the aggregate of $32.6 million as a result of the merger with TCFC in 2023 and the acquisition of Severn in 2021. Trust preferred securities consisted of $20.6 million issued to Severn Capital Trust I, $7.0 million issued by Tri-County Capital Trust I and $5.0 million issued by Tri-County Capital Trust II. The recorded balance of the debt acquired from Severn at December 31, 2023 was $18.6 million, net of the unamortized fair value adjustment of $2.0 million. At December 31, 2023, the junior subordinated debt securities of Tri-County Capital Trust I and Tri-County Capital Trust II had a recorded balance of $6.4 million and $4.2 million, which are presented as net of the unamortized fair value adjustment of $0.6 million and $0.8 million, respectively.

As both the Capital Trust I and Capital Trust II variable-rate capital securities were originally LIBOR-linked instruments that matured after June 30, 2023, the interest rate transitioned from a LIBOR-based rate to an alternative reference rate. Both instruments were subject to the Adjustable Interest Rate (LIBOR) Act (the "LIBOR Act") and neither instrument contains fallback provision or a clearly practicable fallback provision in the event that LIBOR was no longer published or quoted. The interest rate on both the Capital Trust I and Capital Trust II transitioned pursuant to the LIBOR Act to a rate based on the Secured Overnight Financing Rate ("SOFR") on July 1, 2023.

NOTE 10. BENEFIT PLANS

401(k) and Profit Sharing Plan - The Company has a 401(k) and profit sharing plan covering substantially all full-time employees. The plan calls for matching contributions by the Company, and the Company makes discretionary contributions based on profits. Company contributions to this plan included in noninterest expense totaled $1.7 million and $1.3 million for 2023 and 2022, respectively.

Employee Stock Ownership Plan - Prior to the closing of the acquisition of TCFC, TCFC paid into the Employee Stock Ownership Plan ("ESOP") and adopted resolutions to (i) terminate the ESOP and (ii) provide for full vesting of all account balances in the ESOP. A determination letter has been filed with the IRS to terminate the ESOP and the ESOP will be terminated if and when the IRS issues a favorable determination letter.

NOTE 11. STOCK-BASED COMPENSATION

At the 2016 annual meeting, stockholders approved the Shore Bancshares, Inc. 2016 Stock and Incentive Plan ("2016 Equity Plan"), replacing the Shore Bancshares, Inc. 2006 Stock and Incentive Plan, which expired on that date. The Company may issue shares of common stock or grant other equity-based awards pursuant to the 2016 Equity Plan. Stock-based awards granted to date generally are time-based, vest in equal installments on each anniversary of the grant date and range over a one- to three-year period of time, and, in the case of stock options, expire 10 years from the grant date. As part of the 2016 Equity Plan, a performance equity incentive award program, known as the "Long-term incentive plan" allows participating officers of the Company to earn incentive awards of performance share/ restricted stock units if certain pre-determined targets are achieved at the end of a three-year performance cycle. Stock-based compensation expense based on the grant date fair value is recognized ratably over the requisite service period for all awards and reflects forfeitures as they occur. The 2016 Equity Plan originally reserved 750,000 shares of common stock for grant, and 455,530 shares remained available for grant at December 31, 2023.

The Company assumed 3,977 shares of restricted stock and 90,783 of restricted stock units at a fair value of $11.56 per share as a result of the merger with TCFC. The vesting period for the outstanding restricted stock grants and restricted stock units is between three and five years and one to three years, respectively. The recipients of the restricted stock units do not have any shareholder rights, including voting, dividend, or liquidation rights, with respect to the shares underlying awarded restricted units until the recipient becomes the record holder of those shares.

The following tables provide information on stock-based compensation expense for the years ended December 31, 2023 and December 31, 2022.

(Dollars in thousands)	December 31, 2023	December 31, 2022
Stock-based compensation expense	$ 1,174	$ 636

(Dollars in thousands)	December 31, 2023	December 31, 2022
Unrecognized stock-based compensation expense	$ 1,859	$ 138
Weighted average period unrecognized expense is expected to be recognized	1.3 years	0.2 years

The following tables summarize the unvested restricted stock and restricted stock unit awards outstanding for the Company for the years ended December 31, 2023 and 2022, respectively.

	Restricted Stock December 31, 2023		Restricted Stock Units December 31, 2023	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at beginning of period	36,860	$ 20.15	—	$ —
Replacement awards issued in acquisition of TCFC	3,977	11.56	90,783	11.56
Granted	44,340	15.58	91,047	11.56
Vested	(38,184)	19.68	(15,573)	11.56
Forfeited	(1,671)	17.49	(1,202)	11.56
Nonvested at end of period	45,322	15.42	165,055	11.56

	Restricted Stock December 31, 2022		Restricted Stock Units December 31, 2022	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at beginning of period	29,425	$ 13.95	—	$ —
Granted	34,184	20.48	—	—
Vested	(26,749)	13.75	—	—
Forfeited	—	—	—	—
Nonvested at end of period	36,860	20.15	—	—

The fair value of restricted stock awards that vested during 2023 and 2022 was $0.6 million and $0.5 million, respectively. The fair value of restricted stock units vested during 2023 was $0.2 million. There were no stock options granted during 2023 and 2022.

NOTE 12. DERIVATIVES

The Company maintains and account for derivatives, in the form of IRLCs and mandatory forward contracts, in accordance with the FASB guidance on accounting for derivative instruments and hedging activities. We recognize gains and losses through mortgage-banking revenue in the Consolidated Statements of Income.

IRLCs on mortgage loans that we intend to sell in the secondary market are considered derivatives. We are exposed to price risk from the time a mortgage loan is locked in until the time the loan is sold. The period of time between issuance of a loan commitment, closing and sale of the loan generally ranges from 14 days to 120 days. For these IRLCs and our closed inventory in loans held for sale , we attempt to protect the Bank from changes in interest rates through the use of to be announced ("TBA") securities, which are forward contracts, as well as, to a significantly lesser degree, loan level commitments in the form of best efforts and mandatory forward contracts. These assets and liabilities are included in the Consolidated Balance Sheets in other assets and accrued expenses and other liabilities, respectively.

The following table provides information pertaining to the carrying amounts of our derivative financial instruments at December 31, 2023 and December 31, 2022.

(Dollars in thousands)	December 31, 2023		December 31, 2022	
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Asset - IRLCs	$ 6,785	$ 110	$ 4,166	$ 35
Asset - TBA securities	1,000	2	8,750	41
Liability - IRLCs	—	—	1,150	7
Liability - TBA securities	18,000	176	1,000	6

NOTE 13. DEFERRED COMPENSATION

The Company has multiple deferred compensation agreements with current and former employees. The Executive Deferred Compensation Plan is reserved for members of management and highly compensated employees of the Company and the Bank. During 2019, the Executive Deferred Compensation Plan was expanded to include additional officers who had not previously participated. The Executive Deferred Compensation Plan permits a participant to elect, each year, to defer receipt of up to 100% of his or her salary and bonus to be earned in the following year. The Executive Deferred Compensation Plan also permits the participant to defer the receipt of performance-based compensation not later than six months before the end of the period for which it is to be earned. The deferred amounts are credited to an account maintained on behalf of the participant and are invested at the discretion of each participant in certain deemed investment options selected by the Compensation Committee of the Board of the Company. The actual investments purchased are owned by the Company and held in a Rabbi Trust. The accounts of the Rabbi Trust are consolidated and the investments are included in other assets on the Consolidated Balance Sheets. The Company and the Bank may also make matching, mandatory and discretionary contributions for certain participants. A participant is fully vested at all times in the amounts that he or she elects to defer. Any contributions by the Company will vest over a five-year period.

The following table provides information on Shore Bancshares, Inc.'s contributions and participant deferrals to the Executive Deferred Compensation Plan for 2023 and 2022 and the related deferred compensation liability.

(Dollars in thousands)	December 31, 2023	December 31, 2022
Elective deferrals	$ 273	$ 238
Deferred compensation liability	1,576	948

During 2019, the Company introduced a new SERP plan for executive officers of the Company and the Bank. The related liability is unfunded; however, BOLI was purchased to offset the benefit costs. The following table provides information on the expense recognized during the years ended December 31, 2023 and December 31, 2022, as well as the balance of the unfunded SERP liability and the cash surrender value of policies purchased to offset the SERP benefit costs as of December 31, 2023 and December 31, 2022. The unfunded SERP liability and cash surrender value were included in other liabilities and other assets, respectively.

(Dollars in thousands)	December 31, 2023	December 31, 2022
Cash surrender value	$ 98,140	$ 56,117
Deferred compensation liability - SERP	12,869	4,177
SERP Expense	1,405	1,063

Lastly, in 2016, the Bank assumed agreements held by the former CNB Bank under which its former directors had elected to defer part of their fees and compensation while serving on the former Board of CNB. The amounts deferred were invested in insurance policies on the lives of the respective individuals. Amounts available under the policies are to be paid to the individuals as retirement benefits over future years.

The following table includes information on the deferred compensation liability and cash surrender value as of December 31, 2023 and December 31, 2022.

(Dollars in thousands)	December 31, 2023	December 31, 2022
Deferred compensation liability	$ 388	$ 450
Cash surrender value	2,322	2,260

NOTE 14. ACCUMULATED OTHER COMPREHENSIVE LOSS

The Company records unrealized holding gains (losses), net of tax, on investment securities AFS as accumulated other comprehensive income (loss), a separate component of stockholders' equity. The following table provides information on the changes in the component of accumulated other comprehensive income (loss) for the years ended December 31, 2023 and December 31, 2022.

	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2022
	Net Unrealized Gains And (Losses)	Net Unrealized Gains And (Losses)
(Dollars in thousands)		
Beginning of period	$ (9,021)	$ 56
Other comprehensive income (loss), net of tax	1,527	(9,077)
End of period	$ (7,494)	$ (9,021)

NOTE 15. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and the State of Maryland. With few exceptions, the Company is no longer subject to U.S. Federal and State income tax examinations by tax authorities for years prior to 2020.

The following table provides information on components of income tax expense for the years ended December 31, 2023 and December 31, 2022.

(Dollars in thousands)	December 31, 2023	December 31, 2022
Current tax expense:		
Federal	$ 172	$ 8,814
State	63	3,332
	235	12,146
Deferred income tax (benefit) expense:		
Federal	1,692	(911)
State	1,029	(271)
	2,721	(1,182)
Total income tax expense	$ 2,956	$ 10,964

The following table provides a reconciliation of tax computed at the statutory federal tax rate to the actual tax expense for the years ended December 31, 2023 and December 31, 2022.

	December 31, 2023	December 31, 2022
Tax at federal statutory rate	21.0 %	21.0 %
Tax effect of:		
Tax-exempt income	(3.6)	(1.0)
State income taxes, net of federal benefit	6.1	5.7
Bargain purchase gain	(13.1)	—
Nondeductible compensation costs	3.9	—
Nondeductible merger related expenses	2.6	—
Other	3.9	0.3
Actual income tax expense rate	20.8 %	26.0 %

The following table provides information on significant components of the Company's deferred tax assets and liabilities for the years ended December 31, 2023 and December 31, 2022.

(Dollars in thousands)	December 31, 2023	December 31, 2022
Deferred tax assets:		
Allowance for credit losses	$ 14,534	$ 4,460
Write-downs of OREO	33	21
Nonaccrual loan interest	344	345
Lease liabilities	3,326	2,635
Deferred compensation	4,160	1,522
Federal net operating loss	6,528	—
State net operating loss	2,448	722
Deferred loan costs	1,775	1,183
Acquisition fair value adjustments	30,452	2,580
Unrealized losses on available-for-sale securities	2,825	3,399
Other	1,398	883
Total deferred tax assets	67,823	17,750
Less valuation allowance	(1,015)	(791)
Deferred tax assets, net of valuation allowance	66,808	16,959
Deferred tax liabilities:		
Depreciation	4,320	2,491
Right-of-use assets	3,229	2,560
Mortgage servicing rights	1,541	1,405
Acquisition fair value adjustments	2,401	466
Deferred capital gain on branch sale	207	220
Intangibles	13,611	2,290
Other	792	170
Total deferred tax liabilities	26,101	9,602
Net deferred tax assets	$ 40,707	$ 7,357

NOTE 16. REGULATORY CAPITAL REQUIREMENTS

Banks and bank holding companies are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain amounts and ratios (set forth in the table below) of Common Equity Tier 1, Tier 1 and total capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (leverage ratio). As of December 31, 2023 and December 31, 2022, management believes that the Company and the Bank met all capital adequacy requirements to which they were subject.

As of December 31, 2023, the most recent notification from our primary regulator categorized Shore United Bank, N.A., as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes would change the Bank's classification. To be categorized as well capitalized, the Bank must maintain minimum common equity Tier 1, Tier 1 risk-based and total risk-based capital ratios, and Tier 1 leverage ratios, which are described below.

The minimum ratios for capital adequacy purposes require a common equity Tier 1 capital to risk-weighted assets ratio of 4.5%, a ratio of Tier 1 capital to risk-weighted assets of 6.0%, a ratio of Total Capital to risk-weighted assets of 8.0%, and a Tier 1 leverage ratio of 4.0%. A capital conservation buffer is also established above the regulatory minimum capital requirements of 2.50% for all regulatory risk-weighted ratios. To be categorized as well capitalized, a bank must maintain minimum ratios of 6.50%, 8.00%, 10.00% and 5.00% for its common equity Tier 1, Tier 1 risk-based capital, total risk-based capital and leverage ratios, respectively.

The following tables present the capital amounts and ratios at December 31, 2023 and December 31, 2022.

Regulatory Capital and Ratios	Regulatory Minimum Ratio + Capital Conversation Buffer [1]	The Company		The Bank	
(dollars in thousands)		2023	2022	2023	2022
Common equity		$ 511,135	$ 364,285	$ 570,100	$ 395,594
Goodwill		(63,266)	(63,266)	(63,266)	(63,266)
Core deposit intangible [2]		(38,069)	(5,547)	(38,069)	(5,547)
DTAs that arise from net operating loss and tax credit carry forwards		(8,977)	—	(6,059)	—
AOCI (gains) losses		7,494	9,021	7,494	9,021
Common Equity Tier 1 Capital		408,317	304,493	470,200	335,802
TRUPs		29,158	18,398	—	—
Tier 1 Capital		437,475	322,891	470,200	335,802
Allowable reserve for credit losses and other Tier 2 adjustments		58,586	16,854	58,586	16,854
Subordinated notes		43,139	24,674	—	—
Total Capital		539,200	364,419	528,786	352,656
Risk-Weighted Assets ("RWA")		4,697,504	2,619,400	4,693,009	2,618,939
Average Assets ("AA")		5,649,116	3,390,516	5,644,930	3,386,771
Common Tier 1 Capital to RWA	*7.00%*	8.69 %	11.62 %	10.02 %	12.82 %
Tier 1 Capital to RWA	*8.50%*	9.31 %	12.33 %	10.02 %	12.82 %
Total Capital to RWA	*10.50%*	11.48 %	13.91 %	11.27 %	13.47 %
Tier 1 Capital to AA (Leverage) [3]	*n/a*	7.74 %	9.52 %	8.33 %	9.92 %

(1) The regulatory minimum capital ratio + the capital conservation buffer .
(2) Core deposit intangible at December 31, 2023 is net of deferred tax liability.
(3) Tier 1 Capital to AA (Leverage) has no capital conservation buffer defined. The PCA well capitalized is defined as 5.00%

Bank and holding company regulations impose certain restrictions on dividend payments by the Bank, as well as restricting extensions of credit and transfers of assets between the Bank and the Company.

At December 31, 2023, the Bank could pay dividends to the parent to the extent of its earnings so long as it maintained required capital ratios.

NOTE 17. RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

The Bank was required to maintain average balances on hand or with the Federal Reserve Bank. The Federal Reserve Bank announced on March 15, 2020, the reduction of reserve requirement ratios to zero percent effective March 26, 2020, which eliminated reserve requirements for all depository institutions.

NOTE 18. FAIR VALUE MEASUREMENTS

Accounting guidance under GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This accounting guidance also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available for sale and equity securities with readily determinable fair values are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as impaired loans, loans held for sale and OREO (foreclosed assets). These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Under fair value accounting guidance, assets and liabilities are grouped at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine their fair values. These hierarchy levels are:

Level 1 inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Assets Measured at Fair Value on a Recurring Basis

Investment Securities Available for Sale

Fair value measurement for investment securities available for sale is based on quoted prices from an independent pricing service. The fair value measurements consider observable data that may include present value of future cash flows, prepayment assumptions, credit loss assumptions and other factors. The Company classifies its investments in U.S. Treasury securities, if any, as Level 1 in the fair value hierarchy, and it classifies its investments in U.S. Government agencies securities and mortgage-backed securities issued or guaranteed by U.S. Government sponsored entities as Level 2.

Equity Securities

Fair value measurement for equity securities is based on quoted market prices retrieved by the Company via online resources. Although these securities have readily available fair market values, the Company deems that they be classified as level 2 investments in the fair value hierarchy due to not being considered traded in a highly active market.

Loans Held for Sale

Loans held for sale are carried at fair value, which is determined based on Mark to Trade for allocated/committed loans or Mark to Market analysis for unallocated/uncommitted loans based on third-party pricing models (Level 2).

Mortgage Servicing Rights

The fair value of MSRs is determined using a valuation model administered by a third party that calculates the present value of estimated future net servicing income (Level 3). The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, default rates, cost to service (including delinquency and foreclosure costs), escrow account earnings, contractual servicing fee income, and other ancillary income such as late fees. Management reviews all significant assumptions on a quarterly basis. Mortgage loan prepayment speed, a key assumption in the model, is the annual rate at which borrowers are forecasted to repay their mortgage loan principal. The discount rate used to determine the present value of estimated future net servicing income, another key assumption in the model, is an estimate of the required rate of return investors in the market would require for an asset with similar risk. Both assumptions can, and generally will, change as market conditions and interest rates change.

The significant unobservable inputs used in the fair value measurement of the reporting entity's residential MSRs are prepayment speeds, probability of default, rate of return, and cost of servicing. Significant increases/decreases in any of those inputs in isolation would have resulted in a significantly lower/higher fair value measurement. Generally, a change in the assumption used for prepayment speeds would have been accompanied by a directionally similar change in the markets, i.e., the 10-Year Treasury, and in the probability of default.

IRLCs

We utilize a third-party specialist model to estimate the fair value of our IRLCs, which are valued based upon mortgage securities (TBA) prices less estimated costs to process and settle the loan. Fair value is adjusted for the estimated probability of the loan closing with the borrower (Level 3).

(Dollars in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range
December 31, 2023				
MSRs [1]	$ 5,926	Market Approach	Weighted average prepayment speed (PSA) [2]	129
IRLCs - net asset	$ 110	Market Approach	Range of pull through rate	78% - 100%
			Average pull through rate	98%

(Dollars in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range
December 31, 2022				
MSRs [1]	$ 5,275	Market Approach	Weighted average prepayment speed (PSA) [2]	121
IRLCs - net asset	$ 28	Market Approach	Range of pull through rate	78% - 100%
			Average pull through rate	92%

(1) The weighted average was calculated with reference to the principal balance of the underlying mortgages.
(2) PSA = Public Securities Association Standard Prepayment Model

The following table presents activity in MSRs for the year ended December 31, 2023.

(Dollars in thousands)	For the Year Ended December 31, 2023
Beginning balance	$ 5,275
Servicing rights resulting from sales of loans	712
Servicing rights acquired in acquisition of TCFC	190
Valuation adjustment	(251)
Ending balance	$ 5,926

The following table presents activity in the IRLCs for the year ended December 31, 2023.

(Dollars in thousands)	For the Year Ended December 31, 2023
Beginning balance	$ 28
Valuation adjustment	82
Ending balance	$ 110

Forward Contracts

To avoid interest rate risk, we hedge the open locked/closed position with TBA forward trades. On a regular basis, we allocate disbursed loans to mandatory commitments with government-sponsored enterprises and private investors delivering the loans within 120 days of origination to maximize interest earnings. For a small percentage of our business, we enter into best efforts forward sales commitments with investors at the time we make an IRLC to a borrower. Once a loan has been closed and funded, the best efforts commitments convert to mandatory forward sales commitments. The mandatory commitments are derivatives, and we measure and report them at fair value. Fair value is based on the gain or loss that would occur if we were to pair-off the transaction with the investor at the measurement date. This is a level 2 input. We have elected to measure and report best efforts commitments at fair value using a valuation methodology similar to that used for mandatory commitments.

Market assumptions utilized in the fair value measurement of the reporting entity's residential mortgage derivatives, inclusive of IRLCs, Closed Loan Inventory, TBA derivative trades, and Mandatory Forwards may be subject to investor overlays that may result in a significantly lower fair value measurement. Generally such overlays are announced with advanced notice in order to include the risk adjuster, however there are times when announcements are mandated resulting in a lower fair value measurement. Additionally market assumptions such as spec pool payups may result in a significantly higher fair value measurement at time of loan allocation to specific trades.

The following tables present the recorded amount of assets measured at fair value on a recurring basis for the years ended December 31, 2023. No assets were transferred from one hierarchy level to another during 2023 or 2022.

(Dollars in thousands)	Fair Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)
December 31, 2023				
Assets:				
Securities available for sale:				
U.S. Government agencies	$ 20,475	$ —	$ 20,475	$ —
Mortgage-backed	84,027	—	84,027	—
Other debt securities	6,019	—	6,019	—
	110,521	—	110,521	—
Equity securities	5,703	—	5,703	—
TBA forward trades	2	—	2	—
Loans Held for Sale	8,782	—	8,782	—
Loans Held for Investment, at fair value	9,944	—	9,944	—
MSRs	5,926	—	—	5,926
IRLCs	110	—	—	110
Total assets at fair value	$ 140,988	$ —	$ 134,952	$ 6,036
Liabilities:				
TBA forward trades	$ 176	$ —	$ 176	$ —
Total liabilities at fair value	$ 176	$ —	$ 176	$ —

(Dollars in thousands)	Fair Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Observable Inputs (Level 3)
December 31, 2022				
Assets:				
Securities available for sale:				
U.S. Government agencies	$ 18,178	$ —	$ 18,178	$ —
Mortgage-backed	63,519	—	63,519	—
Other debt securities	1,890	—	1,890	—
	83,587	—	83,587	—
Equity securities	1,233	—	1,233	—
TBA forward trades	41	—	41	—
Loans Held for Sale	4,248	—	4,248	—
Loans Held for Investment, at fair value	8,437	—	8,437	—
MSRs	5,275	—	—	5,275
IRLCs	35	—	—	35
Total assets at fair value	$ 102,856	$ —	$ 97,546	$ 5,310
Liabilities:				
IRLCs	$ 7	$ —	$ —	$ 7
TBA securities	6	—	6	—
Total liabilities at fair value	$ 13	$ —	$ 6	$ 7

Assets Measured at Fair Value on a Nonrecurring Basis

Individually Evaluated Collateral-Dependent Loans

Loans for which repayment is substantially expected to be provided through the operation or sale of collateral are considered collateral dependent, and are valued based on the estimated fair value of the collateral, less estimated costs to sell at the reporting date, where applicable. Accordingly, collateral dependent loans are classified within Level 3 of the fair value hierarchy.

OREO (Foreclosed Assets)

Foreclosed assets are adjusted for fair value upon transfer of loans to foreclosed assets establishing a new cost basis. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. The estimated fair value for foreclosed assets included in Level 3 are determined by independent market based appraisals and other available market information, less costs to sell, that may be reduced further based on market expectations or an executed sales agreement. If the fair value of the collateral deteriorates subsequent to the initial recognition, the Company records the foreclosed asset as a non-recurring Level 3 adjustment. Valuation techniques are consistent with those techniques applied in prior periods.

The following tables set forth the Company's financial and nonfinancial assets subject to fair value adjustments (impairment) on a nonrecurring basis for the years ended December 31, that are valued at the lower of cost or market. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(Dollars in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted Average
			Quantitative Information about Level 3 Fair Value Measurements		
December 31, 2023					
Nonrecurring measurements:					
Individually evaluated collateral dependent loan	$ 633	Appraisal of collateral[1]	Appraisal adjustment[2]	51%	51%
			Liquidation expense[2]	10%	10%
Other real estate owned	$ 179	Appraisal of collateral[1]	Appraisal adjustment[2]	0% - 20%	0%

(Dollars in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted Average
			Quantitative Information about Level 3 Fair Value Measurements		
December 31, 2022					
Nonrecurring measurements:					
Other real estate owned	$ 197	Appraisal of collateral[1]	Appraisal adjustment[2]	0% - 20%	(2%)

(1) Unobservable inputs were weighted by the relative fair value of the instruments.
(2) Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

NOTE 19. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments require disclosure of fair value information, whether or not recognized in the consolidated balance sheets, when it is practical to estimate the fair value. A financial instrument is defined as cash, evidence of an ownership interest in an entity or a contractual obligation which requires the exchange of cash. Certain items are specifically excluded from the financial instrument fair value disclosure requirements, including the Company's common stock, OREO, premises and equipment and other assets and liabilities.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments for the years ended December 31, 2023 and December 31, 2022. Fair values for December 31, 2023 and December 31, 2022 were estimated using an exit price notion.

December 31, 2023	Carrying		Fair Value Measurements		
Description of Asset (dollars in thousands)	Amount	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash and cash equivalents	$ 372,413	$ 372,413	$ 372,413	$ —	$ —
Investment securities - AFS	110,521	110,521	—	110,521	—
Investment securities - HTM, net	513,188	457,830	—	457,830	—
Equity securities	5,703	5,703	—	5,703	—
Restricted securities	17,900	17,900	—	17,900	—
Loans held for sale	8,782	8,782	—	8,782	—
TBA derivatives trades	2	2	—	2	—
Cash surrender value on life insurance	101,704	101,704	—	101,704	—
Loans, at fair value	9,944	9,944	—	9,944	—
Loans, net	4,573,715	4,477,468	—	—	4,477,468
MSRs	5,926	5,926	—	—	5,926
IRLCs	110	110	—	—	110
Liabilities					
Deposits:					
Noninterest-bearing demand	$ 1,258,037	$ 1,258,037	$ —	$ 1,258,037	$ —
Checking plus interest	1,165,546	1,165,546	—	1,165,546	—
Money Market	1,430,603	1,430,603	—	1,430,603	—
Savings	347,324	347,324	—	347,324	—
Certificates of Deposit	1,184,610	1,184,447	—	1,184,447	—
Subordinated debt	43,139	42,579	—	42,579	—
TRUPS	29,158	28,266	—	28,266	—
TBA Securities	176	176	—	176	—

December 31, 2022 Description of Asset (dollars in thousands)	Carrying Amount	Fair Value	Fair Value Measurements		
			Level 1	Level 2	Level 3
Assets					
Cash and cash equivalents	$ 55,499	$ 55,499	$ 55,499	$ —	$ —
Investment securities - AFS	83,587	83,587	—	83,587	—
Investment securities - HTM	559,455	494,626	—	494,626	—
Equity securities	1,233	1,233	—	1,233	—
Restricted securities	11,169	11,169	—	11,169	—
Loans held for sale	4,248	4,248	—	4,248	—
TBA securities	41	41	—	41	—
Cash surrender value on life insurance	59,218	59,218	—	59,218	—
Loans, at fair value	8,437	8,437	—	8,437	—
Loans, net	2,531,027	2,431,808	—	—	2,431,808
MSRs	5,275	5,275	—	—	5,275
IRLCs	35	35	—	—	35
Liabilities					
Deposits:					
Noninterest-bearing demand	$ 862,015	$ 862,015	$ —	$ 862,015	$ —
Checking plus interest	694,101	694,101	—	694,101	—
Money Market	709,132	709,132	—	709,132	—
Savings	320,188	320,188	—	320,188	—
Certificates of Deposit	424,348	410,455	—	410,455	—
Advances from FHLB - short term	40,000	40,002	—	40,002	—
Subordinated debt	43,072	41,193	—	41,193	—
TBA Securities	6	6	—	6	—
IRLCs	7	7	—	—	7

NOTE 20. COMMITMENTS AND CONTINGENCIES

In the normal course of business, to meet the financial needs of its customers, the Bank is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Letters of credit and other commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the letters of credit and commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

The following table provides information on commitments outstanding for the years ended December 31, 2023 and December 31, 2022.

(Dollars in thousands)	December 31, 2023	December 31, 2022
Commitments to extend credit	$ 613,266	$ 406,353
Letters of credit	28,519	8,009
Total	$ 641,785	$ 414,362

The Bank has established a reserve for off balance sheet credit exposures of $1.1 million.The reserve is established as losses are estimated to have occurred through a loss for off balance sheet credit exposures charged to earnings. Losses are charged against the allowance when management believes the required funding of these exposures is uncollectible. While this evaluation is completed on a regular basis, it is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The Company provides banking services to customers who do business in the cannabis industry. Prior to the second quarter of 2022, the Company restricted these businesses to include only those in the medical-use cannabis industry in the state of Maryland. During the second quarter of 2022, the Company expanded its cannabis banking program to include both medical and adult-use licensees in other states, with an initial offering of the Company's existing Maryland customers with multi-state operations. While the Company is providing banking services to customers that are engaged in growing, processing, and sales of both medical and adult-use cannabis in a manner that complies with applicable state law, such customers engaged in those activities currently violate Federal law. The Company may be deemed to be aiding and abetting illegal activities through the services that it provides to these customers. While we are not aware of any instance of a federally insured financial institution being subject to such aiding and abetting liability, the strict enforcement of Federal laws regarding cannabis would likely result in the Company's inability to continue to provide banking services to these customers and the Company could have legal action taken against it by the Federal government, including imprisonment and fines. There is an uncertainty of the potential impact to the Company's Consolidated Financial Statements if the Federal government takes actions against the Company. As of December 31, 2023, the Company has not accrued an amount for the potential impact of any such actions.

Following is a summary of the level of business activities with our cannabis customers:

- Deposit and loan balances at December 31, 2023 were approximately $310.2 million, or 5.80% of total deposits, and $73.7 million, or 1.60% of total gross loans, respectively.

- Interest and noninterest income for the year ended December 31, 2023, were approximately $11.2 million and $1.1 million, respectively.

In the normal course of business, Shore Bancshares, Inc. and its subsidiaries may become involved in litigation arising from banking, financial, and other activities. Management, after consultation with legal counsel, does not anticipate that the future liability, if any, arising out of current proceedings will have a material effect on the Company's financial condition, operating results, or liquidity.

NOTE 21. RELATED PARTY TRANSACTIONS

The Company leases a portion of one of its facilities to a law firm, in which the Chairman of the Board of the Company and the Bank is a partner. In January 2022, the lease entered the final five-year renewal option under the leasing agreement. The total rent payments received were $0.3 million for the year ended December 31, 2023 and $0.3 million for the year ended December 31, 2022. The law firm also reimburses the Company for its share of common area maintenance and utilities. In addition, the law firm represents the Company and the Bank in certain legal matters. Other related party transactions consisting of normal lending and depository relationships are described in Note 4. Loans and Allowance for Credit Losses and Note 8. Deposits, respectively.

NOTE 22. EARNINGS PER COMMON SHARE

Basic earnings per common share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents (stock-based awards). The following table provides information relating to the calculation of earnings per common share for the years ended December 31, 2023 and December 31, 2022.

(In thousands, except per share data)	December 31, 2023	December 31, 2022
Net Income	$ 11,228	$ 31,177
Average number of common shares outstanding	26,572	19,847
Dilutive effect of common stock equivalents	2	—
Average number of shares used to calculate diluted EPS	26,574	19,847
Anti-dilutive shares	—	$ —
Earnings per common share		
Basic	$ 0.42	$ 1.57
Diluted	$ 0.42	$ 1.57

As of December 31, 2023 and 2022, there were no unvested common stock equivalents excluded from the calculation of diluted earnings per share as their effect would be anti-dilutive.

NOTE 23. REVENUE RECOGNITION

Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans and securities. Topic 606 is applicable to noninterest revenue streams such as trust and asset management income, deposit related fees, interchange fees and merchant income. Noninterest revenue streams in-scope of Topic 606 are discussed below.

Service Charges on Deposit Accounts

Service charges on deposit accounts consist of account analysis fees (i.e., net fees earned on analyzed business and public checking accounts), monthly service fees, check orders, and other deposit account related fees. The Company's performance obligation for account analysis fees and monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided.

Check orders and other deposit account related fees are largely transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time. Payment for service charges on deposit accounts is primarily received immediately or at the end of the month through a direct charge to customers' accounts.

Trust and Investment Fee Income

Trust and investment fee income are primarily comprised of fees earned from the management and administration of trusts and other customer assets. The Company's performance obligation is generally satisfied over time and the resulting fees are recognized monthly, based upon the month-end market value of the assets under management and the applicable fee rate. Payment is generally received a few days after month end through a direct charge to customers' accounts. The Company does not earn performance-based incentives.

Optional services such as real estate sales and tax return preparation services are also available to existing trust and asset management customers. The Company's performance obligation for these transactional-based services is generally satisfied, and related revenue recognized, at a point in time (i.e., as incurred). Payment is received shortly after services are rendered.

Title Company Revenue

Title Company revenue consists of revenue earned on performing title work for real estate transactions. The revenue is earned when the title work is performed. Payment for such performance obligations generally occurs at the time of the settlement of a real estate transaction. As such settlement is generally within 90 days of the performance of the title work, we recognize the revenue at the time of the settlement.

All contract issuance costs are expensed as incurred. We had no contract assets or liabilities at December 31, 2023.

Other Noninterest Income

Other noninterest income consists of: fees, exchange, other service charges, safety deposit box rental fees, and other miscellaneous revenue streams. Fees and other service charges are primarily comprised of debit and credit card income, ATM fees, merchant services income, and other service charges. Debit and credit card income is primarily comprised of interchange fees earned whenever the Company's debit and credit cards are processed through card payment networks such as Mastercard and Visa. ATM fees are primarily generated when a Company cardholder uses a non-Company ATM or a non-Company cardholder uses a Company ATM. Merchant services income mainly represents fees charged to merchants to process their debit and credit card transactions, in addition to account management fees. Other service charges include revenue from processing wire transfers, bill pay service, cashier's checks, and other services. The Company's performance obligation for fees, exchange, and other service charges are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month. Safe deposit box rental fees are charged to the customer on an annual basis and recognized upon receipt of payment. The Company determined that rentals and renewals of safe deposit boxes will be recognized on a monthly basis consistent with the duration of the performance obligation.

The following presents noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the years ended December 31, 2023 and 2022.

(Dollars in thousands)	December 31, 2023		December 31, 2022	
Noninterest Income				
In-scope of Topic 606:				
Service charges on deposit accounts	$	**5,501**	$	5,652
Trust and investment fee income		**3,608**		1,784
Interchange income		**5,714**		4,812
Title Company revenue		**551**		1,340
Other noninterest income		**2,961**		1,752
Noninterest Income (in-scope of Topic 606)		18,335		15,340
Noninterest Income (out-of-scope of Topic 606)		14,824		7,746
Total Noninterest Income	$	**33,159**	$	23,086

Contract Balances

A contract asset balance occurs when an entity performs a service for a customer before the customer pays consideration (resulting in a contract receivable) or before payment is due (resulting in a contract asset). A contract liability balance is an entity's obligation to transfer a service to a customer for which the entity has already received payment (or payment is due) from the customer. The Company's noninterest revenue streams are largely based on transactional activity, or standard month-end revenue accruals such as asset management fees based on month-end market values. Consideration is often received immediately or shortly after the Company satisfies its performance obligation and revenue is recognized. The Company does not typically enter into long-term revenue contracts with customers, and therefore, does not experience significant contract balances. As of December 31, 2023 and 2022, the Company did not have any significant contract balances.

NOTE 25. PARENT COMPANY FINANCIAL INFORMATION

The following tables provide condensed financial information for Shore Bancshares, Inc. (Parent Company Only) at and for the years ending December 31, 2023 and 2022.

Condensed Balance Sheets

(Dollars in thousands)	December 31, 2023		December 31, 2022	
Assets				
Cash	$	7,345	$	7,145
Investment in subsidiaries		571,298		396,897
Other assets		7,926		5,392
Total assets	$	586,569	$	409,434
Liabilities				
Accrued interest payable	$	1,050	$	744
Other liabilities		2,087		1,333
Long-term debt		72,297		43,072
Total liabilities		75,434		45,149
Stockholders' equity				
Common stock		332		199
Additional paid in capital		356,007		201,494
Retained earnings		162,290		171,613
Accumulated other comprehensive (loss)		(7,494)		(9,021)
Total stockholders' equity		511,135		364,285
Total liabilities and stockholders' equity	$	586,569	$	409,434

Condensed Statements of Income

	For the Year Ended	
(Dollars in thousands)	December 31, 2023	December 31, 2022
Income		
Dividends from subsidiaries	$ 22,000	$ 5,500
Company owned life insurance income	141	67
Bargain purchase gain	8,816	—
Total income	30,957	5,567
Expenses		
Interest expense	4,454	2,451
Salaries and employee benefits	358	324
Occupancy and equipment expense	1	—
Legal and professional fees, including merger expenses	5,164	1,654
Other operating expenses	775	540
Total expenses	10,752	4,969
Income before income tax (benefit) and equity (deficit) in undistributed net income of subsidiaries	20,205	598
Income tax (benefit)	(1,557)	(1,059)
Income before (deficit) equity in undistributed net income of subsidiaries	21,762	1,657
Equity (deficit) in undistributed net income of subsidiaries	(10,534)	29,520
Net income	$ 11,228	$ 31,177

Condensed Statements of Cash Flows

(Dollars in thousands)	For the Year Ended	
	December 31, 2023	December 31, 2022
Cash flows from operating activities:		
Net income	$ 11,228	$ 31,177
Adjustments to reconcile net income to cash provided by operating activities:		
Deficit (equity) in undistributed net income of subsidiaries	10,534	(29,521)
Bargain purchase gain	(8,816)	—
Amortization of debt issuance costs	122	122
Stock-based compensation expense	1,174	636
Company owned life insurance income	(141)	(67)
Acquisition accounting adjustments	557	188
Net (increase) decrease in other assets	(1,267)	387
Net (decrease) increase in other liabilities	(682)	275
Net cash provided by operating activities	12,709	3,197
Cash flows from investing activities:		
Purchase of company owned life insurance	(249)	—
Cash acquired in the acquisition of TCFC, net of cash paid	88	—
Net cash (used in) investing activities	(161)	—
Cash flows from financing activities:		
Common stock dividends paid	(12,733)	(9,530)
Issuance of common stock	385	386
Net cash (used in) financing activities	(12,348)	(9,144)
Net increase (decrease) in cash and cash equivalents	200	(5,947)
Cash and cash equivalents at beginning of year	7,145	13,092
Cash and cash equivalents at end of year	$ 7,345	$ 7,145

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that the Company files under the Exchange Act with the SEC, is recorded, processed, summarized and reported within the time periods specified in those rules and forms, and that such information is accumulated and communicated to management, including the Company's principal executive officer ("PEO") and its principal financial officer ("PFO"), as appropriate, to allow for timely decisions regarding required disclosure. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

An evaluation of the effectiveness of these disclosure controls and procedures as of December 31, 2023 was carried out under the supervision and with the participation of management, including the PEO and the PFO. Based on the evaluation, the Company's management, including the PEO and the PFO, concluded that our disclosure controls and procedures were not effective at the reasonable assurance level at December 31, 2023 due to a material weakness in the Company's internal control over financial reporting described below.

Material Weaknesses in Internal Control Over Financial Reporting

Management assessed the Company's system of internal control over financial reporting as of December 31, 2023 This assessment was conducted based on the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission "Internal Control – Integrated Framework (2013)." Based on this assessment, management has concluded that the Company's internal control over financial reporting was not effective as of December 31, 2023 due to the material weaknesses identified below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Management identified a material weakness associated with ineffective input review controls relating to specific aspects of the Company's ACL model and previously disclosed a material weakness in relation to deferred income taxes discussed in Part I, Item 4 of the Company's Form 10-Q/A for the quarter ended September 30, 2023 (the "amended Form 10-Q").

Concerning the identified material weakness with respect to the ACL, management has concluded that the issue resulted from an insufficient validation of key loan payment and projected historical loss variable inputs in the post-merger ACL model.   The lack of sufficient data validation did not require a restatement of previously reported ACL balances, nor did it materially impact the December 31, 2023 ACL balance.

Concerning the material weakness identified in the Company's amended Form 10-Q, management has concluded that the issue resulted from not performing a key control that was previously only performed in the fourth quarter on annual basis, which was the Company's annual year-end roll-forward reconciliation and review of book to tax basis differences in the Company's deferred tax asset and liability categories. Management concluded that the Company should have performed this key control in the third quarter of 2023 when the merger was consummated.

Remediation Plan to Address the Material Weaknesses

Management, with the oversight of the Audit Committee, is actively engaged in remediating the material weaknesses in internal control over financial reporting that existed as of December 31, 2023. In response to the material weaknesses identified above, the Company is in the process of implementing changes to its internal control over financial reporting.

Specifically in relation to the allowance for credit losses, management is in the process of completing a detailed inventory covering select inputs to the allowance for credit losses calculation, a re-evaluation of SOX control design and operation, and determine the appropriate frequency and precision of controls to ensure all significant inputs to the allowance for credit losses calculation are addressed. In addition, management expects to conduct a detailed data audit to effectively ensure the completeness and accuracy of select inputs to the allowance for credit losses calculation.

Specifically, in relation to the Company's remediation plan for the error in deferred taxes, management has continued to follow the remediation plans outlined in the Company's amended Form 10-Q. This plan includes a quarterly reconciliation of book to tax basis differences to ensure deferred tax basis items are properly recorded. Beginning in the fourth quarter of 2023, management revised the frequency of the roll-forward reconciliation and review control from an annual key control to a quarterly key control.

Management will consider the material weaknesses remediated once the applicable controls have operated for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. We expect that the remediation of the allowance for credit losses material weakness will be completed prior to the end of 2024. We expect that the remediation of the deferred tax material weakness will be completed with the filing of the Company's 10-Q for quarter ended March 31, 2024.

Changes in Internal Control Over Financial Reporting

Except as described above, there was no change in the Company's internal control over financial reporting (as such term is defined by Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the fourth quarter of 2023 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management has performed an evaluation and testing of the Company's internal control over financial reporting as of December 31, 2023. Management's report on the Company's internal control over financial reporting is included in Item 8 of Part II of this Annual Report on Form 10-K.

Yount, Hyde & Barbour, P.C. the independent registered public accounting firm that audited the Company's financial statements included in this Annual Report on Form 10-K, issued an audit report on the Company's internal control over financial reporting as of December 31, 2023. Such attestation report expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023 and is included in Item 8 of Part II of this Annual Report on Form 10-K.

Item 9B.   Other Information.

During the fourth quarter of 2023, no officer or director of the Company adopted or terminated any contract, instruction, or written plan for the purchase or sale of securities of the Company's common stock that is intended to satisfy the affirmative defense conditions of Securities Exchange Act Rule 10b5-1(c) or any non-Rule 10b5-1 trading arrangement as defined in 17 CFR § 229.408(c).

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance.

The Company has adopted a Code of Ethics that applies to all of its directors, officers, and employees, including its principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. Our Code of Ethics is available on our corporate website at _www.shorebancshares.com_ under the "Governance Documents" link. Shareholders can also obtain a written copy of the Code of Ethics, free of charge, upon request to: Andrea E. Colender, Secretary, Shore Bancshares, Inc., 18 East Dover Street, Easton, Maryland 21601 or (410) 763-7800. Any future changes or amendments to the Code of Ethics and any waiver that applies to one of our senior financial officers or a member of the Board will be posted to our website.

The information required by this item with respect to our directors and certain corporate governance practices is contained in our Proxy Statement for our 2024 Annual Meeting of Stockholders (the "Proxy Statement") to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2023. Such information is incorporated herein by reference.

Item 11.   Executive Compensation.

The information required by this Item is incorporated herein by reference to our Proxy Statement to be filed with the SEC within 120 days after the end of the Company's fiscal year.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item regarding security ownership of certain beneficial owners and management is incorporated by reference to our Proxy Statement to be filed with the SEC within 120 days after the end of the Company's fiscal year.

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated herein by reference to our Proxy Statement to be filed with the SEC within 120 days after the end of the Company's fiscal year.

Item 14.   Principal Accounting Fees and Services.

The information required by this Item is incorporated herein by reference to our Proxy Statement to be filed with the SEC within 120 days after the end of the Company's fiscal year.

Item 15.   Exhibits and Financial Statement Schedules.

(a)(1), (2) and (c) Financial statements and schedules:

(a)(3) and (b) Exhibits required to be filed by Item 601 of Regulation S-K:

The exhibits filed or furnished with this annual report are shown on the Exhibit Index that follows the signatures to this annual report, which index is incorporated herein by reference.

Item 16.   Form 10-K Summary.

None.

EXHIBIT LIST

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of March 3, 2021, between Shore Bancshares, Inc. and Severn Bancorp, Inc. (incorporated by reference to Exhibit 2.1 of the Company's Form 8-K filed on March 3, 2021)
2.2	Agreement and Plan of Merger, dated as of December 14, 2022, between Shore Bancshares, Inc. and The Community Financial Corporation (incorporated by reference to Exhibit 2.1 of the Company's Form 8-K filed on December 14, 2022)
3.1(i)	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Company's Form 8-K filed on December 14, 2000)
3.1(ii)	Articles of the Amendment of Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Company's Form 8-K filed on July 3, 2023)
3.1(iii)	Articles Supplementary relating to the Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated by reference Exhibit 4.1 of the Company's Form 8-K filed on January 13, 2009)
3.1(iv)	Articles Supplementary relating to the reclassification of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, as common stock (incorporated by reference Exhibit 3.1(i) of the Company's Form 8-K filed on June 17, 2009)
3.2	Second Amended and Restated By-Laws, dated July 1, 2023 (incorporated by reference to Exhibit 3.2 of the Company's Form 8-K filed on July 3, 2023)
4.1	Description of Registrant's Securities (filed herewith)
4.2	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Company's Form S-3 filed on June 25, 2010)
10.1	Shore Bancshares, Inc. Management Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on April 21, 2010)
10.2	Shore Bancshares, Inc. Amended and Restated Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed on February 14, 2007)
10.3	Shore Bancshares, Inc. 2006 Stock and Incentive Compensation Plan (incorporated by reference to Appendix A of the Company's 2006 definitive proxy statement filed on March 24, 2006)
10.4	Form of Restricted Stock Award Agreement under the 2006 Stock and Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on April 11, 2007)
10.5	Form of Performance Share/Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on July 8, 2015).
10.6	Shore Bancshares, Inc. 2016 Stock and Incentive Compensation Plan (incorporated by reference to Appendix A of the Company's 2016 definitive proxy statement filed on March 15, 2016)
10.7	Form of Restricted Stock Award Agreement under the 2016 Stock and Incentive Compensation Plan (incorporated by reference to Exhibit 10.7 to the Company's Form 10-K filed on March 13, 2020).
10.8	Form of Restricted Stock Units Award under the 2016 Stock and Incentive Compensation Plan (incorporated by reference to Exhibit 10.8 to the Company's Form 10-K filed on March 13, 2020).
10.9	Change in Control Agreement, dated November 2, 2018 between Shore United Bank and Lloyd L. Beatty, Jr. (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on November 2, 2018)
10.10	Change in Control Agreement, dated November 2, 2018 between Shore United Bank and Donna J. Stevens (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on November 2, 2018)
10.11	Supplemental Executive Retirement Plan for Lloyd L. Beatty, Jr. (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on July 25, 2019).
10.12	Supplemental Executive Retirement Plan for Donna J. Stevens (Incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on July 25, 2019).
10.13	2019 Deferred Compensation Plan (incorporated by reference to Exhibit 10.16 to the Company's Form 10-K filed on March 13, 2020).
10.14	Consulting Agreement, dated as of October 31, 2021, by and between Alan J. Hyatt and Shore United Bank (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on November 1, 2021)
10.15	Assumption and Amendment of Employment Agreement, effective as of July 1, 2023, by and between Shore Bancshares, Inc. and James M. Burke (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on July 3, 2023)
10.16	Assumption and Amendment of Employment Agreement, effective as of July 1, 2023, by and between Shore Bancshares, Inc. and Todd L. Capitani (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed on July 3, 2023)
10.18	Retention Agreement, effective as of July 1, 2023, by and between Shore Bancshares, Inc. and James M. Burke (incorporated by reference to Exhibit 10.3 of the Company's Form 8-K filed on July 3, 2023)

Exhibit No.	Description
10.19	Retention Agreement, effective as of July 1, 2023, by and between Shore Bancshares, Inc. and Todd L. Capitani (incorporated by reference to Exhibit 10.4 of the Company's Form 8-K filed on July 3, 2023)
10.20	Retention Agreement, effective as of July 1, 2023, by and between Shore Bancshares, Inc. and Donna Stevens (incorporated by reference to Exhibit 10.5 of the Company's Form 8-K filed on July 3, 2023)
10.21	The Community Financial Corporation 2015 Equity Compensation Plan (as assumed by the Company effective July 3, 2023) (incorporated by reference to Appendix A in the Definitive Proxy Statement of The Community Financial Corporation filed with the Commission on March 25, 2015)
10.22	Change in Control Agreement, dated November 22, 2021, by and between Vance W. Adkins and Shore Bancshares, Inc. (incorporated by reference to Exhibit 10.18 of the Company Annual Report on Form 10-K for the year ended December 31, 2022)
21	Subsidiaries of the Company (included in the "BUSINESS—General" section of Item 1 of Part I of this Annual Report on Form 10-K)
23.1	Consent of Yount, Hyde & Barbour, P.C. (filed herewith)
31.1	Certifications of the PEO pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith)
31.2	Certifications of the PFO pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith)
32	Certification pursuant to Section 906 of the Sarbanes-Oxley Act (furnished herewith)
97.0	Shore Bancshares, Inc. Clawback Policy (filed herewith)
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema (filed herewith)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase (filed herewith)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase (filed herewith)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase (filed herewith)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase (filed herewith)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHORE BANCSHARES, INC.

Date: March 15, 2024

By: /s/ James M. Burke

James M. Burke

President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ James M. Burke	/s/ Michael B. Adams
James M. Burke	Michael B. Adams, Director
Director, President, and Chief Executive Officer	March 15, 2024
(Principal Executive Officer)	
March 15, 2024	/s/ David S. Jones
	David S. Jones, Director
/s/Todd L. Capitani	March 15, 2024
Todd L. Capitani	
Executive Vice President & Chief Financial Officer	/s/ Clyde V. Kelly, III
(Principal Financial Officer)	Clyde V. Kelly, III, Director
March 15, 2024	March 15, 2024
/s/ Alan J. Hyatt	/s/ David W. Moore
Alan J. Hyatt, Chairman of the Board	David W. Moore, Director
March 15, 2024	March 15, 2024
/s/ Austin J. Slater, Jr.	/s/ Dawn M. Willey
Austin J. Slater, Jr., Vice Chair & Lead Independent Director	Dawn M. Willey, Director
March 15, 2024	March 15, 2024
/s/ John A. Lamon, III	/s/ R. Michael Clemmer, Jr.
John A. Lamon, Director	R. Michael Clemmer, Jr., Director
March 15, 2024	March 15, 2024
/s/ Frank E. Mason, III	/s/ James A. Judge
Frank E. Mason, III, Director	James A. Judge, Director
March 15, 2024	March 15, 2024
/s/ William E. Esham, III	/s/ Konrad M. Wayson
William E. Esham, Director	Konrad M. Wayson, Director
March 15, 2024	March 15, 2024
/s/ Esther A. Streete	/s/ Louis P. Jenkins, Jr.
Esther A. Streete, Director	Louis P. Jenkins, Jr., Director
March 15, 2024	March 15, 2024

<u>/s/ Rebecca Middleton McDonald</u>

Rebecca Middleton McDonald, CPA, Director

March 15, 2024

<u>/s/ E. Larry Sanders, III</u>

E. Larry Sanders, III, Director

March 15, 2024

<u>/s/ Mary Todd Peterson</u>

Mary Todd Peterson, Director

March 15, 2024

<u>/s/ Joseph V. Stone, Jr.</u>

Joseph V. Stone, Jr., Director

March 15, 2024